SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2002

                   China Petroleum & Chemical Corporation
                           A6, Huixindong Street,
                     Chaoyang District Beijing, 100029
                         People's Republic of China
                           Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F _____
                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes ____                   No    X
                                      ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A




This Form 6-K consists of :

         An annual report in English of China Petroleum & Chemical Corporation (the "Registrant") for the year 2001.

         A public announcement in English of China Petroleum & Chemical Corporation (the "Registrant") of the annual results for the year ended 31 December 2001.




                                 SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        China Petroleum & Chemical Corporation

                                                         By: /s/ Zhang Honglin
                                                             -----------------
                                                            Name:Zhang Honglin
                                                       Title:Company Secretary

Date: April, 1 2002





CONTENTS

Company Profile 1
Principal Financial Data and Indicators 2
Changes in Share Capital and Shareholdings of Principal Shareholders 6 Chairman's Statement 8
Business Review and Prospects 15
Management's Discussion and Analysis 36
Disclosure of Significant Events 48
Connected Transactions 55
Report of the Board of Directors 58
Report of the Supervisory Committee 65
Directors, Supervisors, Senior Management 67
Principal wholly-owned and non wholly-owned subsidiaries 74
Financial Accounting Report 76
Corporate Information 150
Documents for Inspection 152

This annual report includes "forward-looking statements". All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, estimates and business plans) are forward-looking statements. The Company's actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 2 April, 2002 and undertakes no obligation to update these statements.Important: the board of china petroleum & chemical corporation ("sinopec corp.") and its directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report. Mr Chen Tonghai and Mr Cao Xianghong, Directors of Sinopec corp., could not attend the 19th Meeting of the First Board for reason of official duties, and mr chen tonghai authorised Mr Li Yizhong and Mr cao xianghong authorisedmr wang jiming to vote on their behalf in respect of the resolutions put forward in the meeting of the Board.

COMPANY PROFILE

Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include :

o exploring for and developing, producing and trading crude oil and natural gas

o processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products

o        producing, distributing and trading chemical products

Based on the turnover in 2001, Sinopec Corp. is the largest listed company in China. The Company is also :

o one of the largest petroleum and petrochemical companies in China and in Asia

o one of the largest producers and distributors of gasoline, diesel, jet fuel and other major refined oil products in China and in Asia

o        the second largest producer of crude oil and natural gas in China

The Company's competitive strengths are mainly reflected in :

o its leading market position in the production and sale of refined oil products

o        its status as the largest petrochemical producer in China

o its strategic market position in China's highest economic growth areas

o its well-established, highly efficient and cost effective sales and distribution network

o its integrated operation structure with stronger resistance against industry cycles

o        its well-recognized brand and excellent reputation

o its status as a primary choice for partnership by multinational companies seeking investment in China

o its sound financial position, with the highest credit rating for PRC enterprises - BBB credit rating by Standard & Poor

The Company has been focusing on capturing profit growth and expanding opportunities, optimizing its capital allocation and investment activities, developing and effectively depolying technologies and human resources, promoting the efficient use of resources, seeking to improve its overall competitiveness and strengths and pursuing a higher return on capital employed and sustained development and thereby increasing shareholders' value and returns.

In the year to come, the Company strives to achieve new breakthroughs in expanding resources and markets, reducing cost, improving efficiency and disciplining investments. The Company works towards the goal of becoming an integrated energy and petrochemical company with outstanding core businesses, quality assets, innovative technologies, professional management, prudent financial practice and the ability to compete in the global market.


PRINCIPAL FINANCIAL DATA AND INDICATORS

1. financial data and operating data prepared in accordance with the PRC Accounting rules and regulations

    (1) Summary of principal financial data and operating data for the year 2001

       Profit before taxation and minority interests:       RMB21,651 million
       Net profit:                                          RMB14,018 million
       Net profit before non-operating profits/losses:      RMB15,853 million
       Profit from principal operations:                    RMB56,349 million
       Profit from other operations:                        RMB1,535 million
       Operating profit:                                    RMB23,844 million
       Investment income:                                   RMB546 million
       Subsidy income:                                      Nil
       Net non-operating income/expenses:                   RMB-2,739 million
       Net cash flow from operating activities:             RMB59,692 million
       Net increase in cash and cash equivalents:           RMB1,719 million

       Net profit before the non-operating profits/losses reflects net profit of RMB14,018 million adjusted for non-operating income of RMB769 million and non-operating expenses of RMB3,508 million, and an adjustment of RMB904 million of reduction in taxation for the above items.

    (2)  Principal financial data and indicators

                                                     For the year ended 31 December
                                       (Note)          2001          2000           1999
                                               RMB millions  RMB millions   RMB millions
---------------------------------------------------------------------------------------------
       Income from principal operations             304,347       322,932        231,047

       Net profit                                    14,018        16,154          5,665
       Earnings per share (RMB)
         Fully diluted                   (i)          0.162         0.193          0.082

         Weighted average               (ii)          0.165         0.227          0.082
       Fully diluted return on
         net assets (%)                 (iii)         10.08         13.37           6.47

       Net cash-flow from operating
         activities per share (RMB)                   0.688         0.411


                                                             At 31 December
                                                       2001          2000           1999
                                               RMB millions  RMB millions   RMB millions
---------------------------------------------------------------------------------------------
       Total assets                                 360,294       340,918        276,174

       Shareholders' funds
         (excluding minority interests)             139,039       120,793         87,604
       Net assets per share (RMB)                     1.604         1.440          1.273
       Adjusted net assets per share (RMB)            1.584         1.420


         Notes:

(i) Fully diluted earnings per share = net profit for the year / total number of shares in issue at the end of the year

(ii) Weighted average earnings per share = net profit for the year / (number of shares at the beginning of year + number of shares increased due to the transfer from reserves to capital or share dividend dispatched + (increase in number of shares during the year due to issuance of new shares or the capitalization of debt x number of months from the month following the increase of shares to the end of the year / number of months in the year) - (number of shares decreased due to share repurchases or reduction in share capital x number of months from the month following the decrease of shares to the end of year / number of months for the year))

(iii) Fully diluted return on net assets basis = (net profit for the year / shareholders' equity at the end of the year) x 100%


    (3)  Appendix to income statement


                                                  For the year ended           For the year ended
                                                   31 December 2001             31 December 2000
                                                 Return on net assets         Return on net assets
                                                  Fully       Weighted         Fully       Weighted
                                                 diluted       average        diluted       average
------------------------------------------------------------------------------------------------------------
       Profit from principal operations           40.53%        42.63%         50.99%        62.12%
------------------------------------------------------------------------------------------------------------
       Operating profit                           17.15%        18.04%         21.64%        26.37%
------------------------------------------------------------------------------------------------------------
       Net profit                                 10.08%        10.61%         13.37%        16.29%
------------------------------------------------------------------------------------------------------------
       Net profit before non-operating
         profits/losses                           11.40%        11.99%         13.62%        16.59%
------------------------------------------------------------------------------------------------------------


                                                  For the year ended           For the year ended
                                                   31 December 2001             31 December 2000
                                                  Earnings per share           Earnings per share
                                                  Fully       Weighted         Fully       Weighted
                                                 diluted       average        diluted       average
                                                   RMB          RMB             RMB           RMB
------------------------------------------------------------------------------------------------------------
       Profit from principal operations            0.650         0.662          0.734         0.864
------------------------------------------------------------------------------------------------------------
       Operating profit                            0.275         0.280          0.312         0.367
------------------------------------------------------------------------------------------------------------
       Net profit                                  0.162         0.165          0.193         0.227
------------------------------------------------------------------------------------------------------------
       Net profit before non-operating
         profits/losses                            0.183         0.186          0.196         0.231
------------------------------------------------------------------------------------------------------------



(4)  Changes of the shareholders' funds and the reasons for changes for the year

     Unit: RMB million

                                                                         Statutory
                                                          Statutory        public                      Total
                               Share         Capital       surplus        welfare    Undistributed shareholders'
       Items                  capital        reserve       reserve          fund        profits        funds
---------------------------------------------------------------------------------------------------------------
       Beginning of the year  83,902         27,449         1,615          1,615          6,212       120,793

       Increase in the year    2,800          9,016         1,402          1,402         14,018        28,638

       Decrease in the year                     168                                      10,224        10,392

       End of the year        86,702         36,297         3,017          3,017         10,006       139,039


       Pursuant to the distribution policy approved by the shareholders' general meeting of 2001 which was submitted by the first term of Board of Directors at the 19th meeting, the reasons for changes are as follows:

       a. Share capital at the end of 2001 increased by 2.8 billion to
          86.702 billion compared with the beginning of the year, which was mainly due to the listing of Sinopec Corp. in the PRC in 2001 and the issue of 2.8 billion publicly listed domestic shares ("A shares");

       b. Capital reserve at the end of 2001 increased by RMB 8.848 billion to RMB 36.297 billion compared with the beginning of the year, which was mainly due to the share capital premium of RMB 9.016 billion for issuing A shares less the issue expenses of RMB 168 million;

       c. Statutory surplus reserve at the end of 2001 increased by RMB
          1.402 billion to RMB 3.017 billion compared with the beginning of the year, which was mainly due to the fact that the Company transferred 10% of the net profit for 2001 (RMB 14.018 billion) prepared in accordance with the PRC Accounting Rules and Regulations to the statutory surplus reserve;

       d. Statutory public welfare fund at the end of 2001 increased by RMB
          1.402 billion to RMB 3.017 billion compared with the the beginning of year, which was mainly due to the fact that the Company transferred 10% of the net profit for 2001 (RMB 14.018 billion) prepared in accordance with the PRC Accounting Rules and Regulations to statutory public welfare fund;

       e. Undistributed profits at the end of 2001 increased by RMB 3.794 billion to RMB 10.006 billion, which was mainly due to the fact that the Company had realized a net profit of RMB 14.018 billion, of which RMB 2.804 billion was used for the appropriation of statutory surplus reserve and statutory public welfare fund and RMB 6.936 billion was declared as final dividend for 2001, and the offsetting of a debt balance of RMB484 million in respect of housing revolving fund.

       f. Total shareholders' funds at the end of 2001 increased by RMB
          18.246 billion to RMB 139.039 billion, compared with the beginning of the year.

2.  Financial information prepared in accordance with the international accounting standards

                                                        For the year ended 31 December
                                                       2001          2000           1999
                                                  RMB millions  RMB millions   RMB millions
---------------------------------------------------------------------------------------------
    Turnover and other operating revenues           318,471       331,576        241,671
    Operating expenses
    Purchased crude oil, products and operating
      supplies and expenses                        (220,313)     (226,533)      (161,168)
    Selling, general and administrative expenses    (17,138)      (19,519)       (18,558)
    Depreciation, depletion and amortization        (22,430)      (20,781)       (18,431)
    Exploration expenses (including dry holes)       (3,775)       (3,030)        (2,309)
    Personnel expenses                              (12,889)      (13,264)       (12,696)
    Employee reduction expenses                      (2,546)           --             --
    Taxes other than income tax                     (11,887)      (12,220)        (9,536)
    Other operating expenses, net                      (193)         (718)        (3,261)
    Total operating expenses                       (291,171)     (296,065)      (225,959)
    Operating profit                                 27,300        35,511         15,712
    Net finance costs                                (3,152)       (4,936)       (10,282)
    Gains from issuance of shares by subsidiaries        --            --            607
    Investment income                                   199           191            596
    Share of profits less losses from associates and
      jointly controlled entities                       320           270            218
    Profit from ordinary activities before tax       24,667        31,036          6,851
    Taxation                                         (8,029)       (9,638)          (351)
    Profit from ordinary activities after tax        16,638        21,398          6,500
    Minority interests                                 (613)       (1,814)        (1,577)
    Profit attributable to shareholders              16,025        19,584          4,923
    Basic earnings per share (RMB) (Note (i))          0.19          0.27           0.07
    Earnings per share (Based on total number
      of shares in issue at the year end) (RMB)        0.18          0.23           0.07
---------------------------------------------------------------------------------------------

                                                         For the year ended 31 December
                                                       2001          2000           1999
---------------------------------------------------------------------------------------------
    Return on capital employed (%)                     6.96          9.99           7.03
---------------------------------------------------------------------------------------------

    Notes:

    (i) The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the three years.


Changes in Share Capital and Shareholdings of principal Shareholders

1.  Changes in the share capital of Sinopec Corp.
    (Unit: 10, 000 shares)

                                                                        Increase /
                                                                        Decrease
                                                                     Capitalization
                                                                       of surplus                                       After
                              Prior to changes    Placing     Bonus     reserves         IPO     Others   Sub-total    changes
-----------------------------------------------------------------------------------------------------------------------------------
    1. Shares not listed
       1. Promoter shares      4,774,256.1                                                                            4,774,256.1
          of which:
          State-owned shares   4,774,256.1                                                                            4,774,256.1
       2. Public domestic
           shares not in
           circulation (Note)                                                          57,000.0            57,000.0      57,000.0
       3. Others               1,937,939.0                                                                            1,937,939.0
    Total number of shares
      not in circulation       6,712,195.1                                             57,000.0            57,000.0   6,769,195.1
    2. Shares listed and
         in circulation
       1. Publicly listed
           domestic shares               0                                            223,000.0           223,000.0     223,000.0
       2. Overseas listed
           foreign shares
           (H shares)          1,678,048.8                                                                            1,678,048.8
    Total number of shares
      listed and in
      circulation              1,678,048.8                                            223,000.0           223,000.0   1,901,048.8
    3. Total number of shares  8,390,243.9                                            280,000.0           280,000.0   8,670,243.9

    Note: 0.57 billion A shares are held by strategic investors with a lock-Dup period of eight months which is due to expire on 8th April 2002.

2.  Shareholdings of principal shareholders

    As at 31 December 2001, there were a total of 573,206 domestic and overseas shareholders of Sinopec Corp., of these, 549,974 were domestic shareholders and 23,232 were H shareholders. The shareholdings of the 10 largest shareholders of Sinopec Corp. were as follows :

                                                                                  Number of           Percentage
                                                                                Shares held             of total
    Shareholder                                    Type of Shares held      (10,000 Shares)        shareholdings
-------------------------------------------------------------------------------------------------------------------------
    China Petrochemical Group Company               State-owned Shares          4,774,256.1               55.06%
    HKSCC (Nominees) Limited                                  H Shares            895,567.9               10.33%
    China Development Bank                          State-owned Shares            877,557.0               10.12%
    China Xinda Assets Management Corp.             State-owned Shares            872,065.0               10.05%
    ExxonMobil Far East Holdings Ltd.                         H Shares            316,852.9                3.65%
    Shell Eastern (PTE) Ltd.                                  H Shares            196,642.2                2.27%
    bp Oil Espana S.A.                                        H Shares            182,922.9                2.11%
    China Orient Asset Management Corp.             State-owned Shares            129,641.0                1.50%
    China Huarong Asset Management Corp.            State-owned Shares             58,676.0                0.68%
    TOPGOAL Company                                           H Shares             33,906.5                0.39%

    Among the top ten major shareholders of Sinopec Corp., Sinopec Corp. is not aware of any connection between themselves. Of the corporate shareholders (excluding HKSCC (Nominees) Limited) holding over 5% or above of the shares in Sinopec Corp., there were no changes in their shareholdings, pledges or lock-ups of the shares held in the reporting year.

    Other than the aforesaid, as at 31 December, 2001, Sinopec Corp. was not aware of any interests disclosable pursuant to section 16(1) of the Securities (Disclosure of Interests) Ordinance Cap 396 of the Laws of Hong Kong.

3.  BASIC SITUATION OF THE CONTROLLING SHAREHOLDER OF SINOPEC CORP.
    The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation ("Sinopec Group Company"), established in July 1998, and is the State authorised investment arm and State-owned controlling company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr Li Yizhong. Through a reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp., and retained operations in certain smaller scale petrochemical facilities and refineries, provision of oil-well drilling services, oil testing services, in-well operation services, manufacture and maintenance of production equipment, engineering construction and utility services and social services.

4. BASIC SITUATION OF OTHER LEGAL PERSON SHAREHOLDERS HOLDING 10% OR MORE, OTHER THAN HKSCC (NOMINEES) LIMITED
    (1) China Development Ban: established in 1994, with a registered capital of RMB 50 billion. Its authorised legal person is Mr Chen Yuan. China Development Bank is primarily engaged in the management and operation of the operating construction funds and interest discount funding business within the State budget; the issue of financial bonds and financial guarantees for performance bonds in the PRC; overseas issue of bonds under approval, raising of international commercial loan operations under the State plans; handling of loan transfers in relation to loans from foreign governments and international financial institutions; handling of Renminbi - interbank lending; provision of strategic loans to large to medium infrastructure of the State, infrastructure, supportive industries and technological reformation strategic projects and its ancillary engineering projects; appraisal, consultation and guarantees of construction project loans; foreign exchange loans; deposits and settlement of domestic and foreign currencies in relation with loan projects; foreign exchange remittances under loan accounts; international settlements of loans; settlement and selling of foreign exchange under loans; customer foreign exchange dealings for customer fund protection in equipment import loans; foreign exchange guarantees; proprietary trading of foreign exchange; issue of marketable securities in foreign currencies other than stocks; dealings of marketable securities in foreign currencies other than stocks; interbank foreign exchange lending; underwriting enterprise bonds of credit relations; information investigation, consultation and witness operations.

    (2) CHINA XINDA ASSETS MANAGEMENT CORP.: established on 20th April 1999, with a registered capital of RMB 10 billion. Its legal representative is Mr Zhu Dengshan. China Xinda Assets Management Corp. is primarily engaged in the acquisition and operation of inferior assets segregated from China Construction Bank; debt collections, exchange, transfer and sale of assets; debt reorganisation and enterprise reorganisation; capitalization of debts and capitaliation in stages; securitisations of assets; listing recommendations within the scope of asset management and underwriting of bonds and stocks; issue of bonds and commercial borrowings; borrowing from financial institutions and application to the People's Bank of China for revolving loans; investment, financial and legal advisory and consultation services; valuation of assets and projects; enterprise audits and winding up; other activities approved by the financial regulatory authorities.

CHAIRMAN'S STATEMENT

To all shareholders:

The year 2001 saw the Company emerging with good results in capital market activities as well as production operations by intensifying its reforms in an unfavorable business environment. In respect of its capital market activities, following the listing of H shares of Sinopec Corp. in three overseas stock exchanges in October, 2000, it successfully issued 2.8 billion A shares in the capital market of the PRC. The A shares were subsequently listed on the Shanghai Stock Exchange on 8 August 2001. Thereafter, Sinopec Corp. became the first PRC company with its shares listed on four different domestic and overseas stock exchanges, and, as a result, its shareholding structure and finance channels were further diversified. The Company used the proceeds from the issue of A shares to fund the acquisition of Sinopec National Star Petroleum Company ("Sinopec National Star"), and thereby enlarged its resources and enhanced its capability of sustained development. In respect of its business operations, the Company upheld its business strategy of "expanding resources, expanding markets, reducing costs and disciplining investments" and worked hard to strengthen its competitiveness amid the difficult market conditions in 2001. Although the operating results fell short of the targets set at the beginning of the year, they nonetheless represented a good performance.

In 2001, the turnover and other operating revenues of the Company prepared under the International Accounting Standards ("IAS") amounted to RMB 318.5 billion, representing a decrease of RMB 13.1 billion (the financial data prepared under IAS for the financial year of 2000 includes Sinopec National Star, whereas those prepared under the PRC Accounting Rules and Regulations do not include Sinopec National Star). Under the PRC Accounting Rules and Regulations, profit attributable to shareholders amounted to RMB 14.018 billion, representing a decrease of RMB 2.136 billion over 2000. Based on the number of shares outstanding at the year end, earnings per share were RMB 0.162. Under IAS, profit attributable to shareholders amounted to RMB
16.025 billion, representing a decrease of RMB 3.559 billion over 2000. Based on the number of shares outstanding at the year end, earnings per share amounted to RMB 0.185.

The Board of Directors now proposes a final dividend of RMB 0.08 per share for the year ended 31 December 2001, which is equivalent to RMB 8 per ADS.

Looking back over the year 2001, the Company's performance amid such severe market conditions was mainly reflected in the following areas: Firstly, with the global economic downturn, the fall in the international prices of crude oil was larger than expected, in particular after "9.11" incident; Secondly, a serious distortion of prices occurred in the market of refined oil products in Singapore; from June to August in 2001, the prices of crude oil abnormally exceeded the prices of gasoline in the Singapore market. With the prices of domestic refined oil products directly linked to Singapore's market prices for similar grade of refined oil products, the Company suffered a significant reduction in refining margin in the second half of the year. Thirdly, as the pricing mechanism for refined oil products in China has not been well developed and the market was not mature, supply of refined oil products in certain areas of the PRC exceeded demand; in addition, disorderly competition arose in the refined products market, particularly in the wholesale sector. Fourthly, with the slowdown in the global economy market and the sluggishness in the change of cycle for chemical products, prices of these products remained in a slump and continued to slip. Domestic prices of chemical products fell accordingly, and compared with 2000, the average prices for principal chemical products fell by as much as 18.5%, which greatly exceeded the fall in prices of feedstocks. Under such severe market conditions, immense pressure was exerted on the Company in achieving its profit target.

Facing these difficulties, the Company spared no efforts in taking steps to tackle the situation. The Company was proactive in approaching the State regulators to improve the external market environment. At the same time, the Company was flexible in adjustment of its business operations and actively coordinated among the various parties involved in an effort to balance the supply and demand in the domestic market. By reducing internal costs and expanding the market externally on one hand, and restructuring its organization and intensifying the reforms on the other, the Company firmly carried out its long-term development strategy.

In 2001, Sinopec Corp. raised a part of the fund it needed for development by the offering of A shares in the PRC. Through such offering, it continued to achieve diversification of its shareholder base. Furthermore, it brought in more direct and in-depth scrutiny of the Company by domestic shareholders. It also strengthened the Board of Directors and three special committees established thereunder by electing two specialists in the field of economics in China, being Mr. Wang Yi and Mr. Zhang Enzhao, as directors of Sinopec Corp. Through these means, decision making of the Board of Directors will be more scientific and rational, thereby strengthening the corporate governance of Sinopec Corp. The Company had also taken steps to improve decision making processes in respect of major business strategies, major investments and significant capital spending as well as appointment or removal of any key personnel.

In 2001, the operating environment of the Company improved. With a view to correcting the drawbacks in the pricing mechanism for refined oil products, the Company made good efforts to draw the attention of the relevant governmental authorities to the matter, whilst it also helped the government put forward proposals and reach solutions. With the support of the relevant governmental authorities, a new pricing mechanism for refined oil products came into force on 17 October 2001. The new pricing mechanism brought the domestic refined oil products more closely linked to the international markets and further enhanced corporate autonomy, thus the Company was better enabled to respond to market changes.

In 2001, the Company continued to implement its four major strategies, being "expanding resources, expanding markets, reducing costs and disciplining investments", and satisfactory results were achieved:

o Expanding resources: In 2001, the Company paid RMB 6.446 billion for the acquisition of Sinopec National Star, thereby increasing its upstream exploration strength and overall risk resistance ability. Production of crude oil and natural gas in 2001 was 296.34 mmBOE, representing an increase of 13.64% over the previous year, and 367.5 mmBOE of crude oil and natural gas were added to the Company's proved reserves, achieving a larger than 100% replacement ratio on the Company's reserves for five consecutive years.

o Expanding markets: With a view to expanding the markets for refined oil products, the Company continued to acquire, construct and renovate petrol stations, resulting in 3,803 additional petrol stations in 2001. It optimized the allocation of refined oil products resources and improved its business operation. The total sales volume of refined oil products in the PRC in 2001 was 67.74 million tonnes, of which the retail volume was
  30.43 million tonnes, and the direct sales volume was 11.64 million tonnes. The direct sales volume and the retail volume comprised 62.1% of the total sales volume. The Company had a market share of 65% in respect of the retail sales volume in its principal market. The throughput of crude oil was set at an appropriate level based on market conditions. In 2001, the Company's throughput of crude oil was 101.42 million tonnes. With a view to expanding the chemical products market, the chemical products structure was further adjusted to increase the proportion of higher value-added products.

o Reducing costs: In 2001, the Company achieved its targets to reduce costs, as it had committed to. Costs for the year were reduced by RMB
  2.281 billion, which exceeded the original target of RMB 2.19 billion. Moreover, the Company reduced the number of its employees by 68,000 in 2001 and paid an amount of approximately RMB 2.546 billion as expenses for employee reduction. The Company estimates that approximately RMB 1.57 billion in labour costs could be saved each year hereafter.

o Disciplining investments: In 2001, the Company implemented reforms in respect of its investment system, namely, "centralized decision-making, control on investments, adjustments to the investment structure and optimizing projects". When appraising its investments, it continued to adhere to the principle of "four have" (being having a market, having profit, having the necessary capital and having competitiveness), "four promoting" (being promoting debottleneck practice, high tech content, more localization, and more internal capital), and the principle of "four-in-one" (being "technological innovations, technological improvements, technological upgrading and industrial upgrading") for the decision-making on investments. Investments continued to be better optimized in terms of both quality and structure. The capital expenditure for the year was RMB 58.829 billion, resulting in expanded resources, strengthened market position and enhanced competitiveness, thereby laying down a sound foundation for the Company's development in future. In 2001, the Company had achieved some pleasant results in partnership with others. The Company established a joint venture with BASF of Germany ("BASF") in Nanjing for an ethylene project, a joint venture with bp Fareast Ltd ("bp") in Shanghai for an ethylene project, and a joint venture with Shell in Hunan on coal gasification project. The joint ventures pave the way for the Company to introduce and learn the state-of-the-art technology and management experiences from leading international companies, which will further enhance the competitiveness of the Company.

Looking forward to the year 2002, the global economy will, despite it has begun to recover, continue to face many uncertainties. Meanwhile, the PRC will continue to see a promising upward trend in economic development. As for the Company, challenges will come and so will opportunities. In respect of the international market, it is estimated that the international average prices for crude oil will lag behind those in 2001; as there is an excess in refining capacity in the region and in view of the uncertainties in global economic development, demand for refined oil products and refining margins will also be uncertain in the future. It is estimated that the chemical industry will remain in a trough of the cycle in 2002; however, recovery is likely to gradually gain momentum. In respect of the domestic market, 2002 is the first year after China's accession to the World Trade Organization, and tariffs will be reduced and markets will be opened up. These measures will definitely have an impact on the Company's operations. While the Company is contemplating the severity of the situation, it has also noted the bright side which will help the Company in its increased efforts in reforms and in the speeding up of development. Firstly, the national economic growth of China is on the fast track of rising. In 2002, China will continue with its policy to stimulate the domestic demand, and implement proactive financial policies and prudent monetary policies, whilst growth in GDP is expected to reach approximately 7%. As such, there will be room for growth in demand for domestic refined oil products and chemical products, and hence it is possible that the Company's total production will be expanded. Secondly, as the government continues to press for setting an orderly market for refined oil products, it will create a favourable environment in which the Company could compete in a regulated and orderly manner. Thirdly, the Company will be further benefited from the results from its reforms and development. With the Company's experience gained from its operations under market forces, the results arising from the reduction of employees, the newly added capacity through investment and achievements in technological advancement, new areas of growth will arise to help revenues grow and lower expenses as costs will be reduced and efficiency will be enhanced. Fourthly, China's accession to the WTO not only brings forth challenges for the Company, but also new opportunities. After joining the WTO, consumption of motor vehicles in China is expected to rise, together with the expected expected growth of the textile industry, further impetus to the demand is expected in chemical products and refined oil products, particularly in the retail market. They present opportunities for the Companys expansion. At the same time, a more liberal market environment will help the Company access foreign capital, state-of-the-art technologies and management skills, which in turn will enhance the Company's competitiveness.

To overcome the difficulties presented in the upcoming operating environment and to turn any challenge presented by China's entry to WTO into opportunity and to turn opportunities into the Company's advantages and profits, the Company will continue to carry out the followings aspects of work under the principle of maximizing return on capital employed
(ROCE):

o Endeavoring to improve external environment. The Company will work closely with and propose to the relevant PRC authorities policies in line with China's obligations under the WTO protocols; also, the Company will work in conjunction with the PRC governments in setting the order of the markets for refined oil products and petrol stations, and will continue to work closely with PetroChina Company Limited to uphold an orderly PRC market for refined oil products;

o Strengthening corporate governance. The Company will further pursue its internal reforms in corporate governance to optimize the corporate governing functions. Three special committees established under the Board of Directors will play a more critical role in the corporate decision making process, in particular, those members who are independent non-executive directors will have more discretion to check and balance the Company's management. In addition, the Company will continue to implement its professional management strategy and intends to form specialized companies for the sales of lubricants and principal chemical products;

o Continuing with the implementation of its operating strategies in "expanding resources, expanding markets, reducing costs and disciplining investments". It intends to increase the percentage of self-supplied crude oil, its market share and its competitiveness;

o Continued adoption of a flexible operating strategy. While the Company actively expands its market share of refined oil products in the Company's principal markets, it will also actively explore the retail market for refined oil products beyond its principal markets, so as to strengthen its ability to respond to changes;

o Internal restructuring of assets and optimizing the allocation of internal resources. In 2002, the Company will continue to carry out restructuring of assets and capital activities, so as to move towards a more rationalized organizational structure, whereby management will be streamlined and management costs will be reduced. Application of modern management will be adopted in order to achieve effective deployment of resources and to optimize the supply chain of the Company, so that costs can be reduced and efficiency can be enhanced;

o Promoting technological innovations. In 2002, the Company will be concentrating in core technologies having strategic implications. Also, it will effect the introduction, promotion and transfer of technologies, thereby enabling the Company to start its technological development from an advanced starting point. In doing so, it will be able to achieve breakthroughs in key technologies sooner, thereby giving technological support to its structural adjustments. In strengthening research and development and production, together with sales and applying the results of the research on its products, technology will be turned into productivity more rapidly.

Since its IPO, the Company has created a new corporate culture which the Company has been pressing forward with. Having been put into practice, the Company has enriched the new corporate culture in respect of managment philosophy, operation goal, business strategies, operation mechanism, operation principles and incentive system. In essence, it can be summarized in the words of "competition, openness, standardisation and integrity". Competition represents the source of corporate dynamics; openness is the driving force for corporate development; standardisation represents the requirements for modern enterprises to operate under the market norms and to meet the internationally accepted rules; integrity refers to the basis of market economy and the fundamental corporate ethical standards. Through promotion across the Company, Sinopec Corp's corporate culture has successfully become the motivation for all of its employees.

Looking forward to the year 2002, the Company is confident that, with the joint efforts of its employees, it will overcome any difficulty that may arise in the rigorous business environment, and will continue to improve its competitiveness.

Finally, on behalf of the Board of Directors and all of the employees of the Company, I would like to express my sincere appreciation to all the shareholders for their support in 2001.

Li Yizhong
Chairman

Beijing, the PRC, 28th March, 2002





BUSINESS REVIEW AND PROSPECTS

In 2001, the world economy suffered a marked slowdown with the slowing in growth in the US economy, in particular following the "9.11" incident, global recession set in. The economy of the PRC continued to see a higher growth due to the State's continued strategy of whipping up the domestic demand and the adoption of a proactive financial policy and sound monetary policy, whereby the growth in GDP for the year reached 7.3%. With these benefits, the PRC's demand in both petroleum and chemical products increased steadily, and this has created favourable market conditions for the business of the Company. According to the statistics of the Company, apparent consumption of refined oil products (including gasoline, diesel and kerosene including jet fuel) amounted to 114.63 million tonnes in 2001, representing an increase of 4.9% over the previous year, and apparent consumption of petrochemicals (in terms of ethylene) amounted to 12.60 million tonnes, representing an increase of 14.8 % over the previous year.

1.  REVIEW OF MARKET ENVIRONMENT
    In 2001, domestic demand was high. However as deregulation has been stepping up and in view of the regulatory environment moving towards a market economy, the Company is no exception to other international energy and petrochemical companies in that it operates amid a severe market environment and challenges.

    (1)The market for crude oil
    In spite of the efforts made by OPEC to reduce and limit crude oil production, the slowdown in the world economy led to a lackluster demand for crude oil, especially following the "9.11" incident when the international prices for crude oil kept falling, and the prices of Brent crude had fell to as low as US$ 18 per barrel, and the Platt's Singapore annual average spot price was US$ 24.89 per barrel, representing a decrease of 12.8% over the average annual spot price of US$ 28.54 per barrel in 2000, and prices of domestic crude oil slipped significantly as a result.

    (2)The market for refined oil products
    Affected by the decrease in international crude oil prices, prices of refined oil products kept sliding. At the same time, undermined by the fact that the domestic market for refined oil products was not well-developed, that market competition had been disorderly, and that there was an oversupply of resources in the principal markets of the Company, and as the domestic pricing mechanism for refined oil products in the PRC had not been entirely reasonable and the international crude oil prices have been decreasing, domestic distributors for refined oil products became hesitant, a disorderly and unregulated competition occurred as a result in the Company's principal markets in eastern, southern and central PRC. As such, prices of refined oil products, and in particular the wholesale prices, fell. In addition, refining capacity of the Asian region grew faster than expected, whereas growth in demand slowed down, leading to a decrease in regional refinery capacity utilization and in the profit margin of refining. It was particularly marked during the period from June to August, 2001 when gasoline prices in Singapore fell below the prices of crude oil. In these circumstances, the Company suffered a significant decrease in its refining margin for the second half of last year.

    In the face of such severe conditions, the Company initiated coordinating efforts with other suppliers of refined oil products in the PRC, seeking to improve the situation. At the same time it had also made good efforts to draw the attention of the relevant authorities of the State to the difficulties in the implementation of the original pricing mechanism for refined oil products. With the support of the State, the new pricing mechanism for refined oil products came into force on 17 October, 2001. Under the new mechanism, prices of refined oil products are no longer linked only to the market prices in Singapore, but instead to the market prices in Singapore, Rotterdam and New York. Thus, the retail of refined oil products may now fluctuate by 8% up or down from the approved mean retail guidance prices announced by the State Development and Planning Commission instead of the original 5% range in effect previously. Convergence of the new pricing mechanism better embodies the principle of moving towards the international market and the market economy; it has also increased corporate autonomy, enabling the Company to better respond to market changes.

    (3) Review of the chemical products market
    Driven by the continued growth in the economy of the PRC, demand for chemical products has been high and China still has to import chemical products in large quantities to meet the consumption. Annual apparent consumption of synthetic resins, synthetic fibers, monomers/polymers for synthetic fibers and synthetic rubbers amounted to 24.27 million tonnes, 8.86 million tonnes, 14.21 million tonnes and 1.69 million tonnes respectively, representing an increase of 19%, 11%, 18% and 10% respectively over 2000.

    In 2001, with the slowdown in the growth of the world economy and sluggishness in the cyclical changes of chemical products, prices of these products were believed to remain in a trough and have been sliding, and the prices of chemical products in the PRC also fell. Compared with 2000, the prices of key chemical products decreased by 18.5%, of which the average price of synthetic resins decreased by RMB 1,628 per tonne, and of synthetic fibers, by RMB 1,425 per tonne, and monomers/polymers for synthetic fibres and their polymers, by RMB 1,060 per tonne.

    These severe market conditions exerted immense pressure on the Company in achieving its profit target.

2.  Review of production operations
    In spite of the severe market conditions, the Company adhered to its operating strategies, which are: "expanding resources, expanding markets, reducing costs and disciplining investments", and with the flexibility of its adjustments to the production and sales strategies, the Company has managed to achieve satisfactory results in production operations in 2001.

    (1) Exploration and Production
    In 2001, under the unified principle of "reserves, production and effectiveness", the Company continued with its expansion into the upstream business with a view to increasing the resources for oil and gas. As a result, good results were attained in exploration of oil and gas, making it possible for a substantial increase in the production of crude oil and natural gas. In certain promising areas, a number of oil and gas wells and high production potential fields have been identified. The annual production of crude oil amounted to 269.16 mmbbls, and annual production of natural gas amounted to 162.8 billion cubic feet, representing an increase of 8.8% and 103% respectively over the previous year; added proved oil reserves reached 316 mmbbls, newly added proved natural gas reserves reached 309 billion cubic feet, newly built crude production capacity amounted to 5.21 million tonnes, and newly built natural gas production capacity amounted to 1.01 billion cubic metre, thereby achieving a larger than 100% replacement ratio of crude oil reserve the five consecutive years and meeting the targets of the production operations for the year.

    Summary of Operations of the Exploration and Production Segment

                                                                  2000           1999
                                                              (Sinopec       (Sinopec  % change in
                                                              National       National          2001
                                                                  Star           Star  compared to
                                                    2001     excluded)      excluded)          2000
------------------------------------------------------------------------------------------------------
    Crude oil production (mmbbls)                 269.16        247.35         241.45           8.8
    Natural gas production (bcf)                   162.8          80.3           78.6           103
    Newly added proved crude oil reserves
      (mmbbls)                                       316           318            443          -0.6
    Newly added proved gas reserves (bcf)            309         297.0          284.0           4.0
    Year end proved reserves of crude oil
      (mmbbls)                                     3,215         2,952          2,881           8.9
    Year end proved reserves of natural gas
      (bcf)                                        3,488         999.0          782.0         249.2
    Year end proved reserves of oil and gas
      (mmboe)                                      3,796         3,118          3,011          21.7
------------------------------------------------------------------------------------------------------

    Both Shengli oilfield and the newly acquired Sinopec National Star achieved remarkable results in production operations:

    Summary of Production of Shengli Oilfield

                                                                             % change in
                                                                                    2001
                                                                                compared
                                                                                      to
                                                   2001       2000       1999       2000
----------------------------------------------------------------------------------------------
    Oil production (mmbbls)                      189.43     189.97     189.21      -0.30
    Natural gas production (bcf)                  30.01       24.3      25.84       23.5
    Newly added proved oil reserves (mmbbls)        250     265.97      287.9       -6.0
    Newly added proved gas reserves (bcf)          24.9       44.1       36.7      -43.5
    Year end proved reserves of crude oil
      (mmbbls)                                    2,214      2,153      2,077       2.83
    Year end proved reserves of natural gas
      (bcf)                                       299.0      304.0      106.0      -1.64
    Year end proved reserves of oil and gas
      (mmboe)                                     2,264      2,204      2,094       2.72

    Summary of Production of Sinopec National Star
----------------------------------------------------------------------------------------------


                                                                              % change in
                                                                                    2001
                                                                                compared
                                                   2001       2000       1999    to 2000
----------------------------------------------------------------------------------------------
    Oil production (mmbbls)                       21.37      15.76      10.98      35.60
    Natural gas production (bcf)                  70.41       54.4      49.96      29.43
    Newly added proved oil reserves (mmbbls)      43.97         85         50     -48.27
    Newly added proved gas reserves (bcf)         215.4      1,148      382.2     -81.24
    Year end proved reserves of crude oil
      (mmbbls)                                    238.6        216      146.8      10.46
    Year end proved reserves of natural gas
      (bcf)                                       2,488      2,343    1,248.9       6.19
    Year end proved reserves of oil and gas
      (mmboe)                                     653.2      606.5        355        7.7
----------------------------------------------------------------------------------------------


(2) Refining segment
    The annual throughput of crude oil was set at an appropriate level and on market conditions. In 2001, the Company's roughput of crude oil was 2,042.4 mbbls per day, representing a decrease of 3.2 % over the previous year, of which lower cost sour crude oil amounted to 387.6 mbbls per day, representing an increase of 40.4 % over the previous year. Relying on technological advances and systematic management, having adjustments made to the product mix, the ratio of diesel to gasoline production topped 2.02, marking a historical high. With improvements in product quality, the refinery sector of the Company has been able to fully meet the specification of diesel which met the new standards. Having reduced production costs, improvements have been made to all the major technological and economic indicators.

    Crude Sourcing Structure (1,000 tonnes)

                                                                              % change in
                                                                                    2001
                                                                                compared
                                                   2001       2000       1999    to 2000
----------------------------------------------------------------------------------------------
    Self-supply                                  29,410     27,390     27,100        7.4
    Sinopec Petrochemical Group*                     NA        160         NA         NA
    Petrochina Company Limited                   14,460     16,560     20,220      -12.7
    CNOOC Limited                                 6,180      5,170      7,630       19.5
    Import                                       49,180     58,920     34,140      -16.5

    *  means China Petrochemical Corporation and its subsidaries (other than the Company)




    Operating Summary of Refining Segment

                                                                                        % change in
                                                                                              2001
                                                                                           compared
                                                   2001       2000       1999               to 2000
-----------------------------------------------------------------------------------------------------
    Crude processing volume (mbbls/day)         2,042.4    2,110.0    1,760.0                 -3.20
    Of which: Sour crude processing volume
                (mbbls/day)                       387.6      276.0      120.0                  40.4
    Refinery utilization (%)                       77.9       81.0       67.7        -3.1 percentage
                                                                                               point
    Gasoline, diesel and kerosene
      production (million tonnes)                 61.14      62.58      52.42                 -2.30
    Of which: Gasoline (million tonnes)           18.74      20.15       17.1                 -7.00
              Diesel (million tonnes)             37.93      37.53       31.0                  1.07
              Kerosene (million tonnes)            4.47       4.90        4.4                 -8.78
    Diesel to gasoline production ratio            2.02       1.86       1.81                  0.16
    Light product yield (%)                       72.33      71.57       70.7       0.76 percentage
                                                                                              point
    Composite commercial yield (%)                92.23      92.25       91.2       -0.02 percentage
                                                                                               point

    Note: Crude oil processing volume is converted at 1 tonne = 7.35 barrels


(3) Marketing and Distribution Segment
    In 2001, the Company continued with its acquisitions, upgrading of petrol stations and building of new petrol stations amid keen competition. Whilst it maintained a moderate growth in the total sales volume of refined oil products, it emphasized on expanding the retail volume and direct distribution volume. For the year, 3,803 petrol stations have been newly increased, total domestic sales volume of refined oil products amounted to 67.74 million tonnes, of which the retail sales volume of refined oil products amounted to 30.43 million tonnes, representing an increase of 27.1% over the previous year; direct distribution volume amounted to 11.64 million tonnes, whereby the aggregate of retail sales volume and direct distribution volume amounted to 62.1% of the total domestic sales volume. The market share of the Company's retail volume of gasoline and diesel in its principal markets was 65%, representing an increase of 4% over the previous year. In addition, the export volume of the Company in refined oil products in 2001 was approximately 3.73 million tonnes.

    In 2001, the Company has actively rationalized its allocation of resources, cut distribution costs, intensified corporate reform, flattened management hierarchy, merged a number of county-level oil companies and reduced management expenses.


     Operating Summary of Marketing and Distribution Segment
                                                                             % change in
                                                                                               2001
                                                                                           compared
                                                              2001       2000       1999    to 2000
------------------------------------------------------------------------------------------------------
    Total domestic sales of refined oil products
      (thousand tonnes)                                     67,740     67,690     64,500       0.07
    Of which: Wholesale volume (thousand tonnes)            25,670     43,750     52,160      -41.3
             Direct Distribution volume (thousand tonnes)   11,640         NA         NA         NA
             Retail volume (thousand tonnes)                30,430     23,940     12,340       27.1
    Average annual throughput per petrol station
      (tonne/station)                                        1,473      1,402      1,084        5.1
    Number of total petrol stations under
      SINOPEC brand at year-end (stations)                  28,246     25,493     11,374       10.8
    Of which: Number of petrol stations operated
               at year-end (stations)                       24,062     20,259     11,374       18.8
             Number of franchised petrol stations
               at year-end (stations)                        4,184      5,234         NA      -20.1
    Percentage of retail volume to total sales volume (%)     44.9       35.4       19.1       26.8
    Capacity of oil storage (thousand cubic metres)         15,134     14,640     13,680        3.4

(4) Chemicals Segment
    In 2001, the Company continued with its upgrading efforts of its chemical facilities in spite of the market being in a trough of the cycle, and the second round upgrading of the Yanhua ethylene facilities has undergone a trial run, whereas the Company is working on the second round upgrading of the Shanghai and Yangzi ethylene facilities. It is expected that they will be in operation by the second or third quarter of 2002. In 2001, the Company made timely arrangements for shutdown for maintenance while market sentiment was weak, and it adopted the measure of "knock down, shut down, combine and transform those chemical facilities of low efficiency" to ensure that those chemical facilities of high efficiency continued to maintain at high utilization rate. In this way, further improvements had been made in product mix. As the Yanhua ethylene facilities have been suspended for expansion, the annual production of ethylene was 2.15 million tonnes, representing a slight decrease over the previous year. Growth was seen in production of key chemical products such as synthetic resins and synthetic rubbers. The proportion of high added-value products grew such that performance compound resins reached 48% of synthetic resins, representing an increase of 2.59 percentage point over the previous year. Differential fibers reached 31.7% of synthetic fiber, an increase of 5.2 percentage point over the previous year. The percentage of direct sales of chemical products rose, and the value of e-commerce trading amounted to RMB 15.9 billion, representing approximately 27% of the sales of chemical products.


    Production of Major Chemicals (1,000 tonnes)
                                                                              % change in
                                                                                    2001
                                                                               compared to
                                                   2001       2000       1999       2000
----------------------------------------------------------------------------------------------
    Ethylene                                      2,153      2,170      2,050      -0.78
    Synthetic resins                              3,204      3,183      2,847       0.66
      Of which: Performance compound resins       1,332      1,280        870       4.06
    Synthetic rubbers                               398        317        316      25.55
    Monomers and polymers for synthetic fibers    3,598      3,795      3,440      -5.19
    Synthetic fibers                              1,028      1,068        970      -3.75
      Of which: Differential fibers                 326        283        194      15.19
    Urea                                          2,342      2,923      4,440     -19.88

(5) Technology Development
    In 2001, the Company actively pressed forward with technology advancements and innovations, and achieved some significant results relating to production operations The key areas included:

    o Exploration: The Company achieved breakthroughs in a series of 13 technologies, such technologies included: complete reservoir geological modeling based on the technology of enhancing the oil recovery rate for high water content principal oil fields, reservoir remaining oil monitoring and description, improving water plugging through adjusting geological profile; series technology of polymer drive and tertiary-compound drive; mobile multi-floats drilling platforms for shallow water.
    o Refinery : the complete set of technologies for the Maoming 2 million tonnes/year residual oil hydrogenation facility, the Qilu 600 thousand tonnes/year continuous reforming facility, the Qilu 80 thousand tonnes/year sulphur recovery facility, the Changling 500 thousand tonnes/year low pressure combine bed model Catalyst Reform facility have been developed successfully.
    o Chemical engineering: the 100 thousand tonnes/year year cracking furnace at Yanhua, a jointly developed facility, has become the key furnace for the production of ethylene; the complete set of technologies for the 89 thousand tonnes/year liquid phase molecular-sieved ethylbenzene facility (at Yanhua) and the 100 thousand tonnes/year polyester facility (at Yizheng) have been developed successfully and inspections of their industrial operations have been completed. The complete set of self-developed technologies for the 66 thousand tonnes/year year acrylic fibers facility is adopted by Shanghai Petrochemical. It is already in operation.

(6) Safety and environmental protection
    The Company has been moving positively towards the management system of health, safety, and environment (HSE), whereby it promotes a clean environment of production both in breadth and in depth and takes great care to protect the health of its employees, and to diligently perform its social responsibilities.

    o In respect of safety: on 4th April, 2001, the HSE management system was officially announced and has been implemented throughout the Company; by leveraging on the safety monitoring system based on IT technology, safety management is effected; a sound scientific evaluation system on safety and environmental protection has been established to improve the overall level of safety management.
    o In respect of environmental protection: a full-scale and on-going practice of clean production is carried out, and a strategy of sustainable development has been implemented, whereby the total volume of contaminants discharged has been reduced by 8 % as compared to 2000, and the volume of contaminants discharged in 2001 was contained within the Company's target.

(7) Reduction of costs
    In 2001, the Company has made serious efforts in carrying out its cost reduction plan. On the basis that costs of major purchases such as crude oil should be reduced as far as possible, attention was drawn to minimising material consumption and energy consumption and selling, general and administrative expenses. As such, the result in reducing costs was remarkable.

    The Company has effectively reduced costs by RMB 2.281 billion in 2001, which exceeded the original target set to reduce costs by RMB 2.19 billion. Of which, the cash operating cost of exploration and production was reduced from US$6.21 per barrel to US$6.15 per barrel, the cash operating cost of refining was reduced from US$2.14 per barrel to US$2.07 per barrel, the cash operating cost of ethylene was reduced from US$183.17 per tonne to US$160 per tonne. As a result of adjustments made to the sales structure and the continued improvement of the retail to distribution ratio, cash flow expenses for the sales were contained at RMB 163 per tonne. Moreover, the Company has speeded up its employee reduction. In 2001, some 68,000 employees were reduced from the payroll, which exceeded the original plan of reducing 27,000 employees by 152 %, and approximately RMB 2.546 billion was used for the reduction. It is estimated that an annual saving of approximately RMB 1.57 billion a year can be achieved in labour costs in each subsequent year.

(8) Capital expenditure
    With maximizing the returns on investments as its target, the Company effected the decision-making process precisely as planned and exercised control on investment, made adjustments to the structure of investments and optimized the projects. In 2001, capital expenditure was RMB 58.829 billion. Of which, expenditure for the exploration segment was RMB
    20.276 billion, including expenditure of Sinopec National Star at RMB
    2.7 billion. With the investment, the Company succeeded in raising the production volume of crude oil and natural gas significantly. In some of the promising areas, a number of oil and gas wells of high production potential and fields with huge reserves were identified. In spite of the fact that the prices of crude oil had slipped significantly compared to the previous year, proven reserves of oil and gas had nevertheless increased, at the year end. For five consecutive years, the Company had a greater than 100% annual reserve replacament ratio. Capital expenditure for the refinery segment was RMB 8.992 billion, with which a total of 14 facilities were put on trial operation for the year, thereby raising the capacity of both hydrogenation and processing of sour crude oil. In addition, it acquired the Huangdao crude oil depots in Qingdao, which facilitates the crude oil depots of crude oil resources and helps reduce the logistic cost of crude oil before it is delivered to the processing plants. Capital expenditure for the chemicals segments was RMB 11.947 billion, with which a total of 18 facilities were put on trial operation, and during the year an additional capacity of 210 thousand tonnes/year for ethylene, an additional capacity of 200 thousand tonnes/year for synthetic resins, an additional capacity of 60 thousand tonnes/year for synthetic fibers monomers and polymers and an additional capacity of 155 thousand tonnes/year of synthetic fibers were achieved. Capital expenditure for the marketing and distribution segment was RMB 17.256 billion, of which a total of RMB 2.96 billion was paid for the acquisitions of petrol stations contracted in 2000 and which were inspected and delivered in 2001, whereas the remaining capital expenditure was for the acquisition or construction of 4,090 new petrol stations, the upgrading of 920 petrol stations, the acquisition, construction and upgrading of distribution terminals or depots for refined oil products, the newly added storage capacity of 494 thousand cubic metres, thereby further consolidating the Company's leading position in the regional market, brand recognition and customer loyalty in the Company's principal markets.

    In 2001, the Company has achieved outstanding results in joint ventures with overseas partners. Sinopec Corp.'s joint ventures include: the ethylene project with BASF in Nanjing, the gasification project with Shell in Hunan and the ethylene project with bp in Shanghai. These joint ventures pave the way for the Company to introduce state-of-the-art technologies and experience in the management of leading international companies, which will further enhance the competitiveness of the Company.

3.  BUSINESS PROSPECTS

    (1) Market analysis
        The Company expects the macroeconomic conditions in 2002 to exhibit the following features:

        o Looking closely at the international market, there will still be a number of uncertainties: firstly, the prices of crude oil will likely be low, and it is estimated that the crude oil price for Brent will remain at approximately US$ 20 per barrel; secondly, refining margin will likely remain at low levels; thirdly, the chemical products will likely be in the cyclical trough.

        o The steady economic growth of the PRC will drive the growth in demand for oil and chemical products. It is estimated that in 2002, in GDP growth of China will reach 7%, and it is estimated that growth in the consumption of refined oil products in China will reach approximately 4%, whereas growth in consumption of principal chemical products (represented by ethylene) in China will be slightly higher than the growth in GDP. Increases in demand of the domestic market serve to generate business opportunities for the sustainable development of the Company.

        o 2002 is the first year after China's accession to the World Trade Organization. Upon China's joining the World Trade Organization, challenges will come together with opportunities. Pursuant to the agreement for joining the WTO, the tariff for crude oil in 2002 will be reduced from RMB 16 per tonne to zero, and the tariff for gasoline will be reduced from 9% to 5%, whereas the average tariff for principal chemical products will be lowered by 3 percentage points to 4 percentage points. Under the current pricing mechanism for chemical products, reductions or allowances in the above-mentioned tariffs may lead to a decreasing trend of prices for domestic oil and chemical products, which represents a favourable factor for the Company to reduce costs of crude oil. However, it will also at the same time have an unfavourable effect to the sales revenues of the Company. The permitted volume of refined oil products (including fuel oil) to be imported in 2002 will be 22 million tonnes (of which non-State operation trading will be 4.6 million tonnes), whereas the quota for urea will reach 1.3 million tonnes. These factors will have an adverse impact on the refinery and fertiliser production of the Company. While the Company is confronted with these challenges, the Company will also be presented with opportunities: firstly, the opening up will lead to a further reform in China and standardization of the market order. The State is in the active process of drawing up the necessary policies, with laws and regulations to be implemented in accordance with its undertakings for joining the WTO and continued efforts will be made in cracking down on smuggling and in customs control as well as standardizing the import of fuels and chemical products. As for the Company, internal reforms will be stepped up in order to improve its competitiveness; secondly, in respect of the market, lower import tariffs for vehicles following China's accession to the WTO will help to boost the consumption of vehicles, and developments in export-related industries such as textiles will give additional impetus to the market demand for refined oil products, particular the retail segment and chemical fibres products; thirdly, opening up of the market favours the Company's move to make greater use of foreign capital and to introduce advanced technology and professional management experience, and thereby increase the Company's competitive strength.

    (2) Production operations

       Faced with both opportunities and challenges in 2002, the Company will adopt a flexible operating straregy and emphasize the following areas and will flexibly arrange its production and operations and shall:

        o Expand resources: Firstly, efforts will be made in the exploration and development of oil and gas. By means of adjusting the works in tapping reserve potential, tackling problems in a comprehensive way, expanding oil zone, speeding up exploration in shallow water areas and deep layers of the eastern region, especially through the use of advanced technology, both the reserves to recovery ratio and recovery rate can be increased, thereby increasing the reserves of old oilfields and steadying as well as increasing their production. At the same time, the Company will step up its efforts in the exploration of new areas, and will focus on resource replacement areas such as Tarim, Junggar, Ordos, Chuanxi and East China Sea in order to discover more resources. The Company intends to produce 38 million tonnes of crude oil and 5 billion cubic metres of natural gas in 2002. Secondly, it will import crude oil from multiple sources. It will continue to import crude oil from places such as the Middle East, Africa, Southeast Asia, Northern Europe and Russia. It will also sign long-term contracts with companies in major oil-producing countries, so as to make it possible to import oil from multiple sources, thereby diversifying the risk. Thirdly, it will optimize the allocation of resources: The Company's production will be effected strictly in accordance with the market demand so that crude oil resources will be allocated in priority to the refining and chemical production units which operate at low costs and high efficiency, and the product quality of which is superior. The processing capacity for sour crude oil will be suitably increased so as to optimize the internal system of mutual supply of materials and fuel energy. The flow of crude oil will be optimized so as to minimize the transport cost.

        o Expand market: Firstly, the Company will expand the market for its refined oil products, and will focus on speeding up the revamping and upgrading of petrol stations, improvement in services, flexible promotion of sales, commencing of value-added operations, raising the pumping volume per station, increasing the total retail volume, thereby increasing its profitability. It will also speed up and improve the distribution system and put more emphasis on distribution operations, explore potential market and at the same time continue to increase its wholesale volume, thereby consolidating its leading position in its principal markets. The Company has set a production target of 70.30 million tonnes of refined oil products in 2002, of which the retail volume will be 36 million tonnes and distribution volume will be 14 million tonnes. By means of expanding the total operating volume, maintaining and increasing the volume of throughput, in 2002, the set target for crude oil to be processed will be 104 million tonnes. Secondly, the Company will expand the market for chemical products. It is estimated that in 2002, demand for the three major synthetic materials will continue to increase signifcantly in China. By producing the right products and products which have high added value, it will expand its market. In addition, further improvements will be made on the means of sales and marketing of chemicals. Direct sales will be expanded further. Development of e-commerce will go ahead. To make the most of the strength of group operation; emphasis will be made in the reforms of the sales system. In 2002, production of chemicals will be in full swing as before in order to expand the scale, in the course of which it is intended that 2.58 million tonnes of ethylene will be produced, and the throughput of the three major synthetic materials will also be increased. Thirdly, the international market will be explored. It is a pressing need, upon China's accession to the WTO when imports of refined oil products and urea may recover and imports of chemical products may increase, for the Company to maintain the full-load utilization of refinery and chemical facilities. It is necessary to speed up mechanism transformation and improve product quality on one hand, and on the other hand the Company has to adapt itself to operate on the international standard operation and endeavour to increase its exports of refined oil products and chemical products. Other than Southeast Asia, refined oil products will also be exported to the Middle East, Africa, Europe and the United States. Fourthly, the Company will expand the market for natural gas. The Company shall improve the matching of production with sales and focus on the regions in the Yangtse River delta and Shangdong. The Company shall implement projects such as "West gas to East" pipeline and "Ocean gas to land" for users of natural gas, and the Company shall work hard to increase (or to import) LPG and LNG, and with major cities as the Company's focus, the Company shall expand gas stations and the clean fuel market for household use.

        o Reducing cost: The Company would adopt all measures to reduce costs substantially. Firstly, it will place more emphasis on "achieving the set target". By reference to the best historical level in the PRC and the advanced international level, the gaps can be identified and actions can be taken, thereby lifting the overall level of technical and economic indicators. Secondly, it will make serious efforts in reducing various administrative expenses and streamlining non-production costs. Thirdly, it will further explore the advantages of the Group and centralize capital management, cutting down the number of bank accounts and unify the clearing and settling of accounts, and by clearing up accounts receivables so as to speed up the turnover of funds and minimize the tying up of capital, financial cost can be reduced. Fourthly, the Company will make every effort to reduce the purchasing cost of crude oil and other raw materials. In 2002, the Company intends to reduce costs by RMB
            2.50 billion. In addition, on the basis of reduction in cost of RMB 0.65 billion following the reduction of the number of 68,000 employees in 2001, the labour cost will be further reduced to approximately RMB 0.92 billion in 2002.

        o Disciplining investments: The Company will continue to adhere to its decision-making process for its investments, which is a centralized decision-making process. It will spend according to its means, control the total, adjust its structure and optimize its investments. Through these measures, it looks forwards to increase the returns on investment. The Company intends that capital expenditure for the year will be approximately RMB 34.5 billion, representing a decrease of approximately RMB 24.3 billion over 2001. Of the expenditure, RMB 16.475 billion will be allocated to exploration and production segment, RMB 4.894 billion will be allocated to the refinering segment, RMB 8.262 billion will be allocated to the chemicals segment, RMB 4.533 billion will be allocated to the marketing segment, and RMB
            0.337 billion will be allocated for other purposes. Capital expenditure for 2002 compared with capital expenditure for 2001 is characterized by the followings: Firstly, investments will be streamlined in order to maintain a sound financial position. Secondly, the investment structure has been adjusted so that investment in exploration will be increased to 48% as opposed to 34% in 2001 in order to increase replacement resources. Thirdly, it will put more emphasis on tapping the potential of mature oilfields and the existing refinery and chemicals segments and enhancing their efficiency, and the percentage of technical innovations will be increased further. Fourthly, the Company will focus on the world-class Sino-foreign joint ventures for ethylene production, and the construction of long-distance pipelines for crude oil and refined oil products will commence.

            (i) Exploration and production: Firstly, the Company will work on the technological upgrading of mature oilfields and more efforts will be placed to minimize their increasing tendency of declining production throughput of mature oilfields so as to keep production flat. Secondly, it will strengthen the edge extending exploration of mature oilfields and building up of production capacity. Thirdly, it will expand the exploration in the western region and south. The Company has registered for an acreage of 220,000 sq. km in the western region to be explored. This represents the most important area for replacement resources in future, and Tarim, Junggar and Hexi corridor are the targeted areas; Fourthly, it will speed up the exploration of natural gas in accordance with its strategic moves for the "west to east" project and priority to be given to the East China Sea, whereby five supply bases of natural gas, namely East China Sea Xihu Trough (a joint venture with CNOOC Company Limited), Zhongyuan, Southern Chuanxi and Chuannan, Tarim, north of Ordos have been formed.

            (ii) Refining: Firstly, the Company will emphasise the
                 upgrading of the quality of gasoline and diesel produced by entities in Jinan, Shijiazhuang, Anqing, Changling and Wuhan, the 2 million tonnes refining and processing facility for Tamen dense oil in Jingmen, and on the raising of export volume produced by several refinery entities in the coastal region. Secondly, it will speed up the progress in the construction of storage and transport facilities for the Ningbo to Shanghai to Nanjing pipeline, and speed up the improvement of the eastern pipeline network, optimize the allocation of resources, so as to reduce the transport cost of oil. Thirdly, it will work on the coordination of refinery and chemicals in Hangzhouwan and Shanghai, and the focus will be on raising the export volume of refined oil products, supply of raw materials for the production of ethylene and planning the upgrading of the refinery in Hangzhou.

            (iii) For the chemicals segments: Firstly, the Company will continue to pay close attention to the second round upgrading works of ethylene production at the Shanghai and Yangzi projects, and it will pay special attention to the construction of ethylene projects which are joint ventures with BASF of Germany and with bp respectively. It will also proceed with the second round upgrading works for the ethylene facilities in Guangzhou and Qilu. Secondly, it will continue with the construction of facilities for raw materials of synthetic fibers, where it will stress the Zhenhai PX works and Yizheng PTA works. Thirdly, it will stress the upgrading works of the chemical fertiliser and coal substitute for oil project facilities, with the focus on the upgrading of Dongdan chemical fertiliser plant and the Zhenhai chemical fertilizer plant.

            (iv) For marketing and Distribution: Firstly, it will speed up the construction of regional pipelines for refined oil products, with the focus on the commencement of construction of the refined oil products pipelines in the southwestern region. Secondly, it will speed up the upgrading of petrol stations, improving their service capability, increasing their pumping volume per station and acquiring or constructing (as appropriate) 1,000 new stations for gas and oil in accordance with the urban transportation strategy. Thirdly, it will pay close attention to remedying the latent safety issues of oil depots, and will adjust the locations of oils depots according to the rational distribution directions of refined oil products. Small oil depots will be shut down and the capability of transit oil depots will be enhanced, so as to improve the distribution system.

        o Continued efforts in strengthening the Company's foreign cooperation: The Company will pay close attention to the joint ventures with BASF and bp, which are ethylene projects located in Nanjing and Shanghai respectively, and will pursue the construction of a coal gas utilisation facility in Dongting, Hunan with Shell, a joint venture project. It will also pay close attention to the joint venture projects on petrol stations with Shell, bp and Exxon Mobile, and will speed up the joint venture with CNOOC on the exploration of the oil and gas resources in the East China Sea with foreign capital to be introduced. It will actively pursue a joint venture with Exxon Mobile Saudi Aramco to proceed with the preparation for the integrated petrochemical project in Fujian province.

        o The establishment of IT systems: The Company will continue to promote the combination of industrialisation and information utilisation. Serious efforts will be made on the implementation, final report and promotion of the ERP plan, and push ahead with the IT networks for the sales of refined oil products and financial management, the business networks for electronic trading, and will put on a pilot promotion at selected sites for the use of IC pumping cards. It will implement a control system for the optimisation of production processes, and a computer system for the optimisation of crude oil resources to assist in decision-making.

The year to come will present the Company with both opportunities and challenges, The Company will endeavor to further improve its competitiveness amid the tough market conditions through the dedicated efforts of its staff.


MANAGEMENT's DISCUSSION AND ANALYSIS
THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S AUDITED ACCOUNTS AND THE ACCOMPANYING NOTES ON PAGES 111 TO
143. WHERE APPLICABLE, THE FINANCIAL INFORMATION PRESENTED IN THIS SECTION ARE DERIVED FROM THE COMPANY'S AUDITED ACCOUNTS THAT HAVE BEEN PREPARED IN ACCORDANCE WITH THE INTERNATIONAL ACCOUNTING STANDARDS. IN ADDITION, THE AUDITED ACCOUNTS OF THE COMPANY FOR THE YEARS PRESENTED INCLUDE THE ACCOUNTS AND RESULTS OF OPERATIONS OF SINOPEC NATIONAL STAR.

1.  CONSOLIDATED RESULTS OF OPERATIONS
    The Company's turnover, operating profit and profit attributable to shareholders in 2001 declined 6.4%, 23.1% and 18.4%, respectively, from 2000 to RMB 304.4 billion, RMB 27.3 billion and RMB 16 billion, respectively. The decline was largely due to the Company's lower average realized prices of crude oil, refined products and chemical products in 2001, which were affected by the global economic downturn. These lower realized prices were the major causes of the Company's depressed profit margins in its exploration and production segment, marketing and distribution segment and chemical segment. The following table sets out the major revenue and expense items from the consolidated profit and loss account of the Company for the years indicated and the respective percentage rate of change from 2000 to 2001.

    1.1  Turnover and other operating revenues
         Turnover and other operating revenues was down by 13 billion, or 3.9%, from RMB 331.5 billion in 2000 to RMB 318.5 billion in 2001. Turnover decreased by 20.9 billion, or 6.4%, from RMB 325.3 billion in 2000 to RMB 304.4 billion in 2001 primarily as a result of the fall of the Company's average realized prices of crude oil, refined products and chemical products. The decrease in turnover was partially offset by an increase of RMB 7.9 billion, or 127.4%, in the Company's other operating revenues, which increased from RMB 6.2 billion in 2000 to RMB 14.1 billion in 2001 primarily because other operating revenues in 2000 were reported net of the related expenses whereas in 2001 other operating revenues are reported on a gross basis and the related expenses are reported separately in operating expenses. The other operating revenues primarily consist of sales revenue generated by the Company in selling of certain ancillary products and raw materials such as steel, cement and wood to Sinopec Group Company and third parties. Had the Company reported the 2000 other operating revenues on a gross basis, the year to year comparison of the change in other operating revenues would not be significant.

                                                       Year ended 31 December   Percentage Change
                                                       2001              2000   from 2000 to 2001
                                                           (RMB billions)                     (%)
-----------------------------------------------------------------------------------------------------
Turnover and other operating revenues
    Turnover                                          304.4             325.3              (6.4)
    Other operating revenues                           14.1               6.2             127.4
Total turnover and other operating revenues           318.5             331.5              (3.9)
Operating expenses
    Purchased crude oil, products and
    operating supplies and expenses                  (220.3)           (226.5)             (2.7)
    Selling, general and administrative expenses      (17.1)            (19.5)            (12.3)
    Depreciation, depletion and amortisation          (22.4)            (20.8)              7.7
    Exploration expenses (including dry holes)         (3.8)             (3.0)             26.7
    Personnel expenses                                (12.9)            (13.3)             (3.0)
    Employee reduction expenses                        (2.6)               --
    Taxes other than income tax                       (11.9)            (12.2)             (2.5)
    Other operating expenses, net                      (0.2)             (0.7)            (71.4)
Total operation expenses                             (291.2)           (296.0)             (1.6)
Operating profit                                       27.3              35.5             (23.1)
Finance costs, net                                     (3.2)             (5.0)            (36.0)
Investment income                                       0.5               0.5
Profit from ordinary activities before taxation        24.6              31.0             (20.6)
Income tax                                             (8.0)             (9.6)            (16.7)
Profit from ordinary activities after taxation         16.6              21.4             (22.4)
Minority interests                                     (0.6)             (1.8)            (66.7)
Profit attributable to shareholders                    16.0              19.6             (18.4)

       Sales of crude oil and natural gas

       The Company produces crude oil principally to supply our refining and chemical operations. Natural gas and a relatively small portion of the CompanyOs crude oil production are sold to the refineries owned by Sinopec Group Company and third party customers. In 2001, the Company's revenues from the sales of crude oil and natural gas were RMB 11.1 billion, down RMB 1.2 billion from 2000, and accounted for 3.5% of the Company's turnover and other operating revenues. The decline was largely due to the lower average realized crude oil price, which was down 12% from RMB 1,427 per tonne in 2000 to RMB 1,256 per tonne in 2001.

       Sales of petroleum products

       Both the refining and the marketing and distribution segments of the Company make external sales of refined products, which consist primarily of gasoline, diesel, kerosene and jet fuel and other refined products. In 2001, revenues from sales of refined products by those two segments were RMB 230.1 billion, down 5.1% compared with RMB 242.5 billion in 2000, and accounted for 72.2% of the Company's turnover and other operating revenues. Revenues from sales of gasoline and diesel in 2001 were RMB 164.4 billion, down 5.6% compared with RMB 174.1 billion in 2000, and accounted for 71.4% of the Company's revenues from the sales of refined products. Sales of gasoline decreased by 7.4% from RMB 65.2 billion in 2000 to RMB 60.4 billion in 2001. Sales of diesel decreased by 4.5% from RMB 108.9 billion in 2000 to RMB 104 billion in 2001. The decline of sales of gasoline and diesel was largely due to the lower average realized prices of gasoline and diesel in 2001.

       Sales of chemicals

       The Company's revenues from sales of chemical products in 2001 were RMB 48.9 billion, down 13% compared to RMB 56.2 billion in 2000. The decline was largely due to the continual slump in the prices of chemical products in 2001, which was in part caused by the continued depression of the global chemical products market and the fairly steep decline of the international crude oil prices in 2001. While the sales volumes of synthetic resins, synthetic rubbers, synthetic fibers, monomers and polymers for synthetic fibers, slightly increased compared to those in 2000, the average realized prices of these products declined by 12%, 11%, 15% and 27.5%, respectively, from those in 2000.

 1.2   Operating expenses
       The Company's operating expenses in 2001 were RMB 291.2 billion, down RMB 4.8 billion, or 1.6%, from 2000.

       Purchased crude oil, products and operating supplies and expenses

       The Company's purchased crude oil, products and operating supplies and expenses in 2001 were RMB 220.3 billion, down 2.7% compared with RMB 226.5 billion in 2000, and accounted for 75.7% of the Company's total operating expenses. Amongst the purchased crude oil, products and operating supplies and expenses, purchased crude oil expenses were RMB 116 billion, down 17.8% compared with RMB 141.2 billion in 2000, which decline was largely due to :

        o The volume of purchased crude oil decreased as more of the Company's crude oil requirement was satisified by the Company's own production. The Company processed a total of 101.04 million tonnes of crude oil in 2001, down 3.7% compared with 104.88 million tonnes in 2000. Of the total amount of crude oil processed, 31.27 million tonnes, or 31%, were supplied by the Company's exploration and production segment, up 13.7% compared with 27.5 million tonnes in 2000, and 69.77 million tonnes, or 69%, were purchased from external sources, down 9.8% compared with 77.38 million tonnes in 2000. In 2001, the Company's purchased crude oil includes 48.98 million tonnes of imports,
            14.09 million tonnes from PetroChina Limited and 6.7 million tonnes from CNOOC Limited; and

        o The average realized price that the Company expensed in 2001 declined as the international crude oil prices fell. The average realized crude oil price that the Company expensed in 2001 decreased by 8.9% from RMB 1,825 per tonne in 2000 to RMB 1,663 per tonne in 2001.

       Amongst the purchased crude oil, products and operating supplies and expenses, expenses other than purchased crude oil were RMB104.3 billion in 2001, up 22% compared with RMB85.3 billion in 2000, and accounted for 35.8% of the Company's total operating expenses. The increase was largerly due to:

        o The Company's other operating revenues in 2000 were reported net of associated operating expenses whereas in 2001 other operating revenues are reported on a gross basis and the related operating expenses are reported separately in operating expenses; and

        o The Company's purchased diesel and gasoline expenses increased due to larger amount purchased in 2001.

 1.3   Selling, general and administrative expenses
       The Company's selling, general and administrative expenses in 2001 were RMB 17.1 billion, down 12.3% compared with RMB 19.5 billion in 2000, which decline was largely due to the Company's implementation of cost reduction measures and strengthened administration on accounts receivables.

 1.4   Depreciation, depletion and amortisation
       The Company's depreciation, depletion and amortisation in 2001 were RMB 22.4 billion, up 7.7% compared with RMB 20.8 billion in 2000, which increase was largely due to the commencement of operation of newly developed or acquired properties, plants and equipment, including oil and gas properties.

 1.5   Exploration expenses
       The Company's exploration expenses in 2001 were RMB 3.8 billion, up 26.7% compared with RMB 3 billion in 2000. The increase was largely a result of the Company's implementation of its strategy to continue expanding its resources, which led to the increased exploration expenditure.

 1.6   Personnel expenses
       The Company's personnel expenses in 2001 were RMB 12.9, down 3% compared with RMB 13.3 billion in 2000, which decline was largely due to the Company's employee reduction programme.

 1.7   Employee reduction expenses
       In accordance with the Company's employee reduction plan, the Company recorded employee reduction expenses of RMB 2.6 billion in 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees.

 1.8   Taxes other than income tax
       Taxes other than income tax incurred by the Company, which primarily are the consumption tax, were RMB 11.9 billion in 2001, down 2.5% compared with RMB 12.2 billion in 2000. The decline was largely due to the reduction in sales volume of gasoline and diesel produced by the Company, resulting in lower consumption tax in 2001.

 1.9   Operating profit
       The Company's operating profit in 2001 was RMB 27.3 billion, down 23.1% compared with RMB 35.5 billion in 2000. The decline was largely due to the fact that the decrease in the Company's turnover and other operating revenues exceeded the decrease in the Company's operating expenses.

 1.10  Net finance cost
       The Company's net finance cost in 2001 was RMB 3.2 billion, down 36% compared with RMB 5 billion in 2000. The decrease was largely due to:

       o Lower interest rates in 2001 of a number of foreign currency loans;

       o Less long- and short-term debt partly as a result of the Company's enhanced centralisation of fund management; and

       o Increase in interest income from the proceeds from the public offering in 2001 after deduction of the offering expenses.

 1.11  Profit from ordinary activities before taxation
       The Company's profit from ordinary activities before taxation in 2001 was RMB 24.6 billion, down 20.6% compared with RMB 31 billion in 2000. The decline was a result of the lower operating profit, and was partially offset by the decrease of net finance cost.

 1.12  Income tax
       The Company's income tax in 2001 was RMB 8 billion, down 16.7% compared with RMB 9.6 billion in 2000 as a result of the lower operating profit.

 1.13  Profit attributable to shareholders
       The profit attributable to the Company's shareholders in 2001 was RMB 16 billion, down 18.4% compared with RMB 19.6 billion in 2000.

2.  DISCUSSION OF SEGMENT OPERATIONS
    The Company divides its operations into four principal business segments, namely, exploration and production, refining, marketing and distribution and chemicals, and a corporate and others segment. Unless otherwise indicated, inter-segment transactions have not been eliminated from the financial data discussed in this section and the operating revenue data for each of the business segments discussed in this section include other operating revenues of each segment.

    The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e., after elimination of inter-segment sales) for the periods indicated.

                                                                               As a Percentage of           As a Percentage of
                                                                             Consolidated Operating       Consolidated Operating
                                                                           Revenues before Elimination  Revenues after Elimination
                                                                             of Inter-segment Sales       of Inter-segment Sales
                                               Year ended 31 December        Year ended 31 December       Year ended 31 December
                                                  2001            2000          2001            2000        2001            2000
                                          RMB billions    RMB billions             %               %           %               %
------------------------------------------------------------------------------------------------------------------------------------
Exploration and Production
    External sales(1)                             17.3            13.7             3               3           5               4
    Inter-segment sales                           43.3            46.2             8               8          --              --
    Total operating revenues                      60.6            59.9            11              11           5               4
Refining
    External sales(1)                             52.3            70.9            10              13          16              21
    Inter-segment sales                          156.8           162.2            29              29          --              --
    Total operating revenues                     209.1           233.1            39              42          16              21
Marketing and Distribution
    External sales(1)                            180.8           175.0            34              31          57              53
    Inter-segment sales                            2.5             0.6             0               0          --              --
    Total operating revenues                     183.3           175.6            34              31          57              53
Chemicals
    External sales(1)                             53.3            57.5            10              10          17              17
    Inter-segment sales                            5.6             3.4             1               1          --              --
    Total operating revenues                      58.9            60.9            11              11          17              17
Corporate and others
    External sales(1)                             14.8            14.5             3               3           5               5
    Inter-segment sales                            8.9            11.5             2               2          --              --
    Total operating revenues                      23.7            26.0             5               5           5               5
Total operating revenue before elimination
  of Inter-segment sales                         535.6           555.5           100             100          --              --
Elimination of Inter-segment sales              (217.1)         (224.0)           41              40          --              --
Consolidated operating revenues                  318.5           331.5            59              60         100             100

Note: (1) Including other operating revenues.


The following table shows the operating revenues, operating expenses and operating profit by segment before elimination of inter-segment transactions for the periods indicated and the percentage rate of change from 2000 to 2001.

                                                                              Percentage
                                                                                  change
                                                  Year ended 31 December      from 2000
                                                       2001          2000        to 2001
                                               RMB billions  RMB billions            (%)
------------------------------------------------------------------------------------------
Exploration and production
    Operating revenues                                 60.6          59.9            1.2
    Operating expenses                                (37.4)        (34.5)           8.4
    Total operating profit                             23.2          25.4           (8.7)
Refining
    Operating revenues                                209.1         233.1          (10.3)
    Operating expenses                               (207.0)       (231.7)         (10.7)
    Total operating profit                              2.1           1.4           50.0
Marketing and distribution
    Operating revenues                                183.3         175.6            4.4
    Operating expenses                               (180.9)       (169.2)           6.9
    Total operating profit                              2.4           6.4          (62.5)
Chemicals
    Operating revenues                                 58.9          60.9           (3.3)
    Operating expenses                                (59.6)        (58.5)           2.0
    Total operating profit                             (0.7)          2.4         (129.2)
Corporate and others
    Operating revenues                                 23.7          26.0           (8.8)
    Operating expenses                                (23.4)        (26.1)         (10.3)
    Total operating profit                              0.3         (0.1)          400.0

  2.1  Exploration and Production Segment
       The exploration and production segment consists of the activities related to exploring for, developing, producing and selling of crude oil and natural gas.

       Operating revenues for the exploration and production segment in 2001 were RMB 60.6 billion, up 1.2% compared with RMB 59.9 billion in 2000. Despite the lower average realized crude oil price, operating revenues increased in 2001 largely due to :

       o  Increased sales volumes of crude oil and natural gas in 2001; and

       o Other operating revenues in 2000 were reported net of associated operating expenses, whereas in 2001 other operating revenues are reported on a gross basis and the related operating expenses are reported separately in operating expenses. Had the Company reported the 2000 other operating revenue on a gross basis, the year to year comparison of the change in other operating revenue would not be significant.

        The Company sold 36.01 million tonnes of crude oil in 2001 (inclusive of 2.46 million tonnes sold by Sinopec National Star), up 2.6% compared with 35.1 million tonnes sold in 2000 (inclusive of 2.04 million tonnes sold by Sinopec National Star). The Company also sold 3.084 billion cubic meters of natural gas in 2001 (inclusive of 1.5 billion cubic meters sold by Sinopec National
        Star), up 12% compared with 2.76 billion cubic meters in 2000 (inclusive of 1.3 billion cubic meters sold by Sinopec National
        Star). Increase in the sales volumes of crude oil and natural gas were largely due to the increase in the Company's production of crude oil and natural gas.

        The Company's average realized price of crude oil in 2001 was RMB 1,373 per tonne, down 14% compared with RMB 1,598 per tonne in 2000. Decline in the average realized crude oil price reflected the downward trend of the international crude oil prices in 2001.

       The Company's average realized price of natural gas in 2001 was RMB 561 per thousand cubic meters, slightly decreased by 2% from RMB 571 per thousand cubic meters in 2000.

       Operating expenses for the exploration and production segment in 2001 were RMB 37.4 billion, up 8.4% compared with RMB 34.5 billion in 2000. The increase was largely because:

       o The Company implemented its strategy of expanding resources and increased exploration and production expenditures, causing the exploration expenses (including dry holes) to increase by 26.7% from RMB 3 billion in 2000 to RMB 3.8 billion in 2001; and

       o Depreciation, depletion and amortisation expenses increased by 18.5% from RMB 6.6 billion in 2000 to RMB 8.1 billion in 2001, as the Company added more oil and gas properties in 2001 as a result of its various capital expenditure programmes.

       o The purchase expense in relation to the other operating revenues increased in 2001 as such expenses and the other operating revenues were separately reported.

       In addition, compared with 2000, as a result of the Company's cash operating costs of crude oil and natural gas production decreased by 1% from US$ 6.21 per barrel in 2000 to US$ 6.15 per barrel.

       Operating profit for the exploration and production segment in 2001 was RMB 23.2 billion, down 8.7% compared with RMB 25.4 billion in 2000.

  2.2  Refining Segment
       The activities of the refining segment consist of purchasing crude oil from the Company's exploration and production segment and from third parties, processing crude oil into refined products, selling refined products to the Company's marketing and distribution segment and to domestic and overseas customers. To operate more efficiently as an integrated company with distinct refining and marketing and distribution segments, substantially all the refining segment's sales of gasoline, diesel, kerosene and jet fuel, other than for exports, are made to the marketing and distribution segment in 2001, and the other refined products are sold to domestic and overseas customers.

       Operating revenues of the refining segment in 2001 were RMB 209.1 billion, down 10.3% compared with RMB 233.1 billion in 2000. The decline was largely due to the Company's reduction in the refining throughput as the market demand slowed down in 2001, and apart from the slight increase in the sales volume of diesel and chemical feedstocks due to adjustment of the output ratio between diesel and gasoline, sales volumes of gasoline and other refined products all decreased. In addition, under the impact of the falling prices of crude oil and refined oil products in the international market, and particularly the irregular lower-than-crude gasoline prices in Singapore from June to August 2001, the realized prices of refined products decreased in 2001. Sales of gasoline, diesel, chemical feedstocks in 2001 accounted for approximately 81% of the operating revenues of the refining segment and amounted RMB 170 billion, down 8.3% compared with RMB 185.3 billion in 2000.

       o In 2001, the refining segment sold 18.72 million tonnes of gasoline at an average realized price of RMB 2,387 per tonne, revenue from sales of gasoline was RMB 44.7 billion, representing approximately 21% of total operating revenues of the refining segment. Whereas in 2000, the refining segment sold 19.76 million tonnes of gasoline at an average realized price of RMB 2,581 per tonne, revenue from sales of gasoline was RMB 51 billion, representing approximately 22% of the total operating revenues of the refining segment.

       o In 2001, the refining segment sold 38.08 million tonnes of diesel at an average realized price of RMB 2,200 per tonne, revenue from sales of diesel was RMB 83.8 billion, representing approximately 40% of the total operating revenues of the refining segment. Whereas in 2000, the refining segment sold 37.38 million tonnes of diesel at an average realized price of RMB 2,426 per tonne, revenue from sales of diesel was RMB 90.7 billion, representing approximately 39% of the total operating revenues of the refining segment.

       o In 2001, the refining segment sold 21.25 million tonnes of chemical feedstocks at an average realized price of RMB 1,957 per tonne, revenue from sales of chemical feedstocks was RMB 41.6 billion, representing approximately 20% of the total operating revenues of the refining segment. Whereas in 2000, the refining segment sold 20.59 million tonnes of chemical feedstocks at an average realized price of RMB 2,118 per tonne, revenue from sales of chemical feedstocks was RMB 43.6 billion, representing approximately 19% of the total operating revenues of the refining segment.

       Operating expenses of the refining segment in 2001 were RMB 207.0 billion, down 10.7% compared with RMB 231.7 billion in 2000. The decline was largely due to the decrease in the purchase expenses of crude oil, feedstocks, catalysts and other ancillary materials and a lower cash operating cost.

       In 2001, the refining segment purchased a total of 101.04 million tonnes of crude oil; the average purchase cost of crude oil was RMB 1,618 per tonne, and the total cost of crude oil was RMB 163.5 billion, representing 79% of the total operating expenses of the refining segment. Whereas in 2000, the refining segment purchased
       104.88 million tonnes of crude oil; the average purchase cost of crude oil was RMB 1,793 per tonne, and total cost of crude oil was RMB 188 billion, representing 81% of the total operating expenses of the refining segment.

       In 2001, the Company's refining margin (defined as sales revenue less crude oil expenses, feedstock expenses and taxes other than income tax; divided by the volume of crude oil and feedstocks processed) was US$ 3.57 per barrel slightly declined when compared 2000. Prior to 17 October 2001, prices of domestic refined products in the PRC were determined and announced on a monthly basis with reference to the FOB prices of similar refined products in the Singapore market. Due to the excess refining capacity in Asia, prices of gasoline on the Singapore market from June to August 2001 were lower than crude oil prices, which depressed the Company's refining margin. After 17 October 2001, domestic prices of gasoline and diesel have been benchmarked against three international markets instead, namely, Singapore, Rotterdam and New York. The new pricing scheme has a positive impact on the Company's refining margin. After 11 September 2001, global demands for refined products have been adversely affected to different extents, and despite improvements in November and December 2001, the Company's refining margin did not improve in 2001 compared with 2000.

       The Company's cash operating cost (defined as the segment's operating expenses less the sum of purchased crude oil and feedstocks expenses, depreciation and amortisation, taxes other than income tax and other operating expenses and adjustments, divided by the volume of crude oil and feedstocks processed) in 2001 was US$2.07 per barrel, down US$ 0.07 per barrel compared with US$ 2.14 per barrel in 2000, which decrease was largely due to the implementation of the Company's cost reduction measures.

       Operating profit of the Company's refining segment in 2001 was RMB
       2.1 billion, up 50% compared with RMB 1.4 billion in 2000. The increase was largely due to the reduction in the Company's cash operating cost and the reduction of the inventory related unrealized profit from inter-segment sales as a result of lower inventory of refined products that were sold to marketing and distribution segment at the end of 2001 compared to the beginning of 2001.

  2.3  Marketing and Distribution Segment
       The marketing and distribution segment consists of operations related to purchasing refined products from the refining segment and third parties, selling and distributing such refined products through wholesale to large bulk customers and special customers such as the military and the railroads and retail sales through the Company's retail distribution network, and providing refined products sales related services.

       Operating revenues of the marketing and distribution segment in 2001 were RMB 183.3 billion, up 4.4% compared with RMB 175.6 billion in 2000. The increase was largely due to :

       o Sales volumes of gasoline, diesel and kerosene including jet fuel increased by approximately 3%, 9% and 396% from 2000, to 20.27 million tonnes, 42.55 million tonnes and 3.75 million tonnes, respectively;

       o Sales of gasoline, diesel and kerosene including jet fuel to special customers have been redirected from the Company's refining segment to the marketing and distribution segment since the beginning 2001; and

       o Retail sales of gasoline and diesel as a percentage of the marketing and distribution segment's total sales revenues further increased and the percentage of wholesale in the total sales revenues further decreased. Revenue from wholesale of gasoline and diesel in 2001 accounted for approximately 53% of the operating revenues of the marketing and distribution segment, compared with 61% in 2000. Revenue from retail sales of gasoline and diesel in 2001 accounted for approximately 40% of the operating revenues of the marketing and distribution segment, compared with 33% in 2000. The increase in the respective proportion of retail sales volume and retail sales revenue of gasoline and diesel was largely due to the continued expansion of the Company's retail distribution network in 2001 with more petrol stations brought into service. As at the end of 2001, the Company operated 24,062 petrol stations, representing 3,803 more petrol station than 20,259 petrol stations as at the end of 2000.

       In 2001, sales revenue of gasoline was RMB 55.7 billion, down 4% compared with RMB 57.8 billion in 2000. In particular:

       o Wholesale volume (including direct sales to special customers) in 2001 was approximately 9.44 million tonnes, down 19% compared with 11.68 million tonnes in 2000. The average realized wholesale price was RMB 2,536 per tonne, down 12% compared with RMB 2,867 per tonne in 2000; and

       o Retail sales volume increased to approximately 10.84 million tonnes in 2001, up 37% compared with 7.92 million tonnes in 2000. The average realized retail price was RMB 2,935 per tonne, down 4.5% compared with RMB 3,073 per tonne in 2000.

       In 2001, sales revenue of diesel was RMB 103.8 billion, similar to RMB 103.9 billion in 2000. In particular:

       o Wholesale volume (including direct sales to special customers) was approximately 26.73 million tonnes, down 3% compared with
          27.51 million tonnes in 2000. The average realized wholesale price was RMB 2,352 per tonne, down 9% compared with RMB 2,587 per tonne in 2000; and

       o Retail sales volume increased to approximately 15.82 million tonnes in 2001, up 37% compared with 11.55 million tonnes in 2000. The average realized retail price was RMB 2,591 per tonne, down 8% compared with RMB 2,830 per tonne in 2000.

       Sales revenue of kerosene including jet fuel in 2001 increased to approximately RMB 10.3 billion, representing an increase of approximately 390% compared with RMB 2.1 billion in 2000. The increase was largely because the direct sales to special customers of gasoline, diesel and kerosene including jet fuel have been redirected from the refining segment to the marketing and distribution segment since the beginning of 2001.

       Operating expenses of the marketing and distribution segment in 2001 increased to RMB 180.9 billion, up approximately 7% compared with RMB 169.2 billion in 2000. The purchase expenses of gasoline and diesel in 2001 accounted for approximately 83% of the operating expenses of the marketing and distribution segment. While the average realized prices expensed for gasoline and diesel in 2001 were down 1% and 4% from 2000, respectively, to RMB 2,579 per tonne and RMB 2,303 per tonne, respectively, the purchased volumes of gasoline and diesel were up 3% and 9%, respectively, from 2000 to 2,027 tonnes and 4,255 tonnes, respectively.

       The marketing and distribution segment's cash operating cost (defined as operating expenses less the purchased products expenses, taxes other than income tax and depreciation and amortisation, divided by sales volume) in 2001 was RMB 163 per tonne, down 9.9% compared with RMB 181 per tonne in 2000. The decrease was partly because, while sales volumes increased as the direct sales of refined products to special customers have been redirected from the refining segment to the marketing and distribution segment since the beginning of 2001, cash operating cost did not increase correspondingly. The decrease was also due to the Company's effective implementation of cost saving measures.

       Operating profit of the marketing and distribution segment in 2001 was RMB 2.4 billion, representing a reduction of RMB 4 billion from RMB 6.4 billion in 2000.

  2.4  Chemicals Segment
       The chemicals segment consists of producing, marketing and distributing petrochemical and inorganic chemical products.

       Operating revenues of the chemicals segment in 2001 were RMB 58.9 billion, down 3.3% compared with RMB 60.9 billion in 2000. The decline was largely due to the the lower average realized prices of chemical products other than chemical fertilizers in 2001 as the global economy slowed down and chemical products prices fell on the international market. The decline in prices was partially offset by the increase in sales volumes of most chemical products other than synthetic fibers and chemical fertilizers. Sales revenues from the Company's six major chemical products (i.e., intermediate petrochemicals, synthetic resins, synthetic fibers, synthetic fiber monomers and polymers, chemical fertilizers) amounted to RMB 49.7 billion, down 9% compared with RMB 53.9 billion in 2000, and accounted for 84% of the operating revenues of the chemicals segment. The table below sets forth the sales volumes and the average realized prices of each major chemical product of the Company for the periods indicated and the respective rate of change from 2000 to 2001.

       Other operating revenues were RMB 4.4 billion, representing an increase of RMB 3.1 billion compared with RMB 1.3 billion in 2000. The increase was largely because the other operating revenues in 2000 were reported net of certain associated operating expenses whereas in 2001 other operating revenues are reported on a gross basis and the related operating expenses are reported separately in operating expenses.

       Operating expenses of the chemicals segment in 2001 were RMB 59.6 billion, up 2% compared with RMB 58.5 billion in 2000. The increase was largely due to:

       o As sales volumes of most chemical products other than chemical fertilizers and synthetic fibers increased considerably in 2001, the associated expenses in ancillary materials, fuel and power increased; and

       o The purchase expense in relation to the other operating revenues increased in 2001 as such expenses and the other operating revenues were separately reported.

                                                                             Rate of                                  Rate of
                                                      Sale Volume          Change in         Average Realized        Change in
                                                  (in million tonnes)      2001 from        Prices (RMB/tonne)       2001 from
                                                  2001          2000        2000 (%)         2001        2000        2000 (%)
----------------------------------------------------------------------------------------------------------------------------------
Intermediate petrochemicals                      4.829         3.046            58.5      2,384.3      3,543.0          (32.7)
Synthetic resins                                 2.671         2.596             2.9      5,550.3      6,289.4          (11.8)
Synthetic rubbers                                0.415         0.293            41.6      6,175.6      6,942.7          (11.1)
Synthetic fibers                                 1.084         1.085            (0.1)     8,512.4      9,969.7          (14.6)
Synthetic fiber monomers
  and polymers                                   1.699         1.425            19.2      5,220.6      7,199.6          (27.5)
Chemical fertilizers                             2.729         3.793           (28.1)       995.9        974.7             2.2

       The chemical segment had an operating loss of RMB 700 million in 2001, representing a reduction of RMB 3.1 billion compared with RMB
       2.4 billion in 2000. The operating loss was a combined result of the decline in operating revenues and the increase in operating expenses.

  2.5  Corporate and Others Segment
       The corporate and others segment includes import and export activities of the Company's trading subsidiaries and the research and development activities of the Company.

       Operating revenues from the corporate and others segment in 2001 were RMB 23.7 billion, down 8.8% compared with RMB 26 billion in 2000. Operating expenses of the segment were RMB 23.4 billion, down 10.3% compared with RMB 26.1 billion in 2000. Decrease in the operating revenues and the operating expenses was largely due to the decrease of crude oil trading by the Company's trading subsidiaries (including Sinopec (Hong Kong) Company Limited and Unipec Limited).

       Operating profit from the corporate and others segment was RMB 300 million, up RMB 400 million compared with the operating loss of approximately RMB 100 million in 2000.

3.  LIQUIDITY AND CAPITAL RESOURCES
    The Company's primary sources of funding have been cash provided by operating activities, short-and long-term borrowings, and primary uses of funds have been for working capital, capital expenditures and repayment of short-and long-term borrowings.

    3.1  Assets, Liabilities and Shareholders' Equity
         The table below sets forth the Company's assets, liabilities and shareholders' equity as at 31 December 2001 and 2000 and the amount of change from 2000 to 2001.


                                                                                                 Unit: RMB millions
                                                2001              2000      Amount Changes
----------------------------------------------------------------------------------------------------------------------
       Current assets                        109,795           136,173           (26,378)
       Non-current assets                    256,914           218,569            38,345
       Total assets                          366,709           354,742            11,967
       Current liabilities                   124,711           125,153              (442)
       Non-current liabilities                70,788            73,225            (2,437)
       Total liabilities                     195,499           198,378            (2,879)
       Minority interests                     23,541            23,210               331
       Net assets                            147,669           133,154            14,515
       Shareholders' funds
         Share capital                        86,702            83,902             2,800
         Reserves                             60,967            49,252            11,715
                                             147,669           133,154            14,515

       As at 31 December 2001, the Company's total assets were RMB 366.7 billion, total liabilities were RMB 195.5 billion, minority interests were RMB 23.5 billion, and shareholders' equity were RMB
       147.7 billion.

       o Total assets were RMB 366.7 billion as at 31 December 2001, representing an increase of RMB 12 billion compared with RMB
          354.7 billion as at 31 December 2000. Current assets were RMB
          109.8 billion as at 31 December 2001, representing a decrease of RMB 26.4 billion from 31 December 2000; the decrease was primarily due to the Company's enhanced administration on inventory and debt repayment and implementation of centralised settlement, resulting in a decrease in accounts receivable and inventory by RMB 6.3 billion from 31 December 2000. In addition, in 2001, the Company repaid certain borrowings and carried out various capital expenditure programmes and enhanced the centralised management of funds, and as a result, time deposits at various financial institutions reduced by RMB 20 billion from 31 December 2000. Non-current assets were RMB 256.9 billion as at 31 December 2001, representing an increase of RMB 38.3 billion from 31 December 2000.

       o Total liabilities amounted to RMB 195.5 billion as at 31 December 2001, representing a decrease of RMB 2.9 billion from 31 December 2000. Current liabilities were RMB 124.7 billion as at 31 December 2001, representing a decrease of RMB 0.4 billion from 31 December 2000. Non-current liabilities were RMB 70.8 billion as at 31 December 2001, representing a decrease of RMB 2.4 billion from 31 December 2000 as a result of the reduction in long-term borrowings.

       o Shareholders' funds amounted to RMB 147.7 billion as at 31 December 2001, representing an increase of RMB 14.5 billion from 31 December 2000. Share capital increased by RMB 2.8 billion in 2001 as a result of Company's issuance of 2.8 billion A shares in the PRC. Reserves amounted to RMB 61 billion, representing an increase of RMB 11.6 billion from 31 December 2000. The increase is due to excess paid-in capital over par value (net of issuing expenses) of RMB 8.8 billion, an increase of RMB 16 billion of the net profit in 2001, less RMB 6.7 billion of dividends distributed in 2000 and payment of RMB 6.446 billion for the acquisition of Singapore National Star.

  3.2  Cash Flow in 2001
       Cash and cash equivalents in 2001 increased by RMB 1.409 billion, and after taking into consideration the impact of exchange rate changes of RMB 7 million, the net increase in 2001 was RMB 1.402 billion, that is, from RMB 19.621 billion on 31 December 2000 to RMB
       21.023 billion on 31 December 2001. The table below sets forth the major items in the consolidated cash flow statements for 2001 and 2000 and the amount and the rate of change from 2000 to 2001.

 Principal items                                                     Increase/   Changes
 In Cash-flow Statement                            2001       2000  (decrease)       (%)
 (in RMB billions)
---------------------------------------------------------------------------------------------
 Net cash generated from operating activities    55.279     29.180     26.099      89.44
 Net cash generated from investment activities  (38.483)   (64.319)    25.836     (40.17)
 Net cash generated from financing activities   (15.387)    33.003    (48.390)   (146.62)
 Net increase/(decrease) of cash and
   cash equivalents                               1.409     (2.136)     3.545    (165.96)


  3.2.1  Net cash generated from operating activities

       The Company's net cash generated from operating activities in 2001 was RMB 55.279 billion.

       The cash inflow from operating activities primarily consists of:

       o Cash inflow of RMB 47.097 billion representing the Company's profit from ordinary activities before taxation of RMB 24.667 billion and depreciation, depletion and amortisation of RMB 22.43 billion;

       o Cash inflow of RMB 4.319 billion representing the decrease in inventory as a result of enhanced inventory administration;

       o Cash inflow of RMB 1.99 billion representing the decrease in accounts receivables as a result of the Company's strengthened debt collection and centralized settlement on trade accounts receivable;

       o Cash inflow of RMB 0.718 billion representing the decrease in prepaid expenses and other current assets;

       o Cash inflow of RMB 14.819 billion representing the increase in bills payable.

       Cash outflow from operating activities primarily consist of :

       o Cash outflow of RMB 2.761 billion representing the decrease in trade accounts payable;

       o Cash outflow of RMB 4.972 billion representing the decrease in accrued expenses and other payables; and

       o  Cash outflow of RMB 6.326 billion representing income tax paid.

  3.2.2  Cash flow from investment activities
       Net cash used in investment activities in 2001 was RMB 38.483 billion, consisting primarily of :

       o Cash inflow of RMB 20.029 billion representing the maturity of time deposits less the increase in time deposits; and

       o Cash outflow of RMB 59.31 billion representing capital expenditure and purchase of investments.

  3.2.3  Cash flow from financing activities
       Net cash used in financing activities in 2001 was RMB 15.387 billion, consisting primarily of :

       o Cash inflow of RMB 11.648 billion representing the proceeds from the public offering of A Shares in 2001;

       o Cash outflow of RMB 13.482 billion representing repayments of bank and other loans net of the proceeds from bank and other loans;

       o Cash outflow of RMB 6.712 billion representing the dividends paid; and

       o Cash outflow of RMB 6.446 billion representing cash and cash equivalents distributed to Sinopec Group Company as consideration for acquisition of Sinopec National Star.

  3.3  Contingent Liabilities
       As at 31 December 2001, the Company provided guarantees of approximately RMB 0.9 billion in respect of banking facilities granted to associates, joint ventures and third parties. The table below sets forth the major guarantees given by the Company.


 Borrower                                                  Amount of Guarantee
                                                              (in million RMB)
-------------------------------------------------------------------------------
 Fujian Petroleum and Chemical Co.                                         240
 Jindi Petrochemical Co.                                                   235
 Zhejiang Petroleum Storage & Transportation Co.                           110

       In February 2002, Sinopec Corp. made guarantees of RMB 6,999 million given to banks in respect of banking facilities granted to a jointly controlled entity.

       Pursuant to the relevant agreements with Sinopec Group Company, the Company leased land, building and gas stations (on operating leases) and other equipment from Sinopec Group Company, the longest term under these leases is 50 years and the shortest term under these leases is 20 years. Rental obligations under these leases after 2002 were approximately RMB 98.6 billion.

       As at 31 December 2001, the Company had a capital commitment of RMB
       39.84 billion.

4.  CAPITAL EXPENDITURE
    The Company's capital expenditures in 2001 were RMB 58.829 billion. As a result of the Company's capital expenditure programmes, the Company expanded its resources, strengthened its market position, enhanced its market competitiveness, and laid down a more solid foundation for its future development. In particular, capital expenditures for the exploration segment were RMB 20.276 billion, including capital expenditures of RMB 2.7 billion by Sinopec National Star, and as a result of the capital expenditures, the Company increased crude oil production and significantly increased the production of natural gas. In some of the oil fields with better prospects, a number of high-yield oil and gas wells and areas with sizeable reserves have been discovered. Despite the decline of crude oil prices in 2001 over 2000, the Company managed to increase its proved reserves and has achieved a positive balance between reserves and production in five consecutive years. Capital expenditures for the refining segment were RMB 8.992 billion. Fourteen facilities commenced operation during 2001, thereby increased the hydrogenation refining capacity and the processing capacity for sour crude oil. In addition, the acquisition of Huang Dao depots is beneficial to the optimization of the deployment of crude oil resources and the reduction of CIF-factory cost of crude oil. Capital expenditures for the chemicals segment were RMB 11.947 billion. Eighteen facilities commenced operation during 2001, adding production capacities of 210,000 tonnes of ethylene, 200,000 tonnes of synthetic resins, 60,000 tonnes of synthetic fiber feedstocks and polymers, 155,000 tonnes of synthetic fibers. Capital expenditures for the marketing and distribution segment were RMB 17.256 billion, including RMB 2.96 billion in respect of the acquisitions of petrol stations that were contracted in 2000 but were delivered and booked as fixed assets in 2001. Other capital expenditures for the marketing and distribution segment were mainly used for the acquisition or building of 4,090 petrol stations, and renovation of 920 petrol stations, acquisition, constructing and renovation of refined products distribution terminals, that increased storage capacity of 494,000 cubic meters; as a result the Company's leading position in its principal markets was further strengthened, and its brand name recognition and customer loyalty was further enhanced.

    The Company's capital expenditure plan for 2002 is set out on page 32 in the section of "Business Review and Prospects-Business
    Prospects-Production operations-Disciplining investments."

5.  RESEARCH AND DEVELOPMENT AND ENVIRONMENTal EXPENSES
    Research and development expenses are expensed in the period in which they are incurred. The Company's R&D expenses in 2001 were RMB1.3 billion, down RMB0.4 billion compared with RMB1.7 billion in 2000.

    Environmental expenditures primarily consist of the normal routine pollutant discharge fees paid by the Company. In 2001, the Company paid normal routine pollutant discharge fees of approximately RMB 221 million, down RMB 84 million compared with RMB 305 million in 2000.

6.  DISCUSSION OF FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING
    RULES AND REGULATIONS
    Other than the differences in the classifications of certain items in the financial statements asssertions and the accounting treatment of the items described on page 144, there are no material differences between the Company's financial statements prepared under the PRC Accounting Rules and Regulations and International Accounting Standards.

    The table below sets forth the Company's and each of its segments' income from principal operations, the Company's cost of sales, tax and surcharges and profit from principal operations for the periods indicated.

                                                           For the year ended 31 December
                                                            2001                  2000
                                                     (in RMB millions)     (in RMB millions)
--------------------------------------------------------------------------------------------
Income from principal operations
  Exploration and production segment                            54,427            56,059
  Refining segment                                             206,279           230,025
  Marketing and distribution segment                           183,070           175,297
  Chemicals segment                                             54,571            59,667
  Corporate and others segment                                  23,075            25,872
  Elimination of inter-segment sales                          (217,075)         (223,988)
Consolidated income from principal operations                  304,347           322,932
Cost of sales, sales tax and surcharges
  Exploration and production segment                            27,738            26,391
  Refining segment                                             199,272           222,186
  Marketing and distribution segment                           167,786           157,743
  Chemicals segment                                             50,580            51,491
  Corporate and others segment                                  22,343            24,919
  Elimination of inter-segment cost of sales                  (219,721)         (221,395)
Consolidated cost of sales, sales tax and surcharges           247,998           261,335
Profit from principal operations
  Exploration and production segment                            28,765            27,155
  Refining segment                                               7,577             7,759
  Marketing and distaibution segment                            15,284            17,554
  Chemicals segment                                              3,992             8,176
  Corporate and others segment                                     731               953
Consolidated profit from principal operations                   56,349            61,597

    The table below sets forth certain financial information prepared under the PRC Accounting Rules and Regulations for the periods indicated and the rate of change from 2000 to 2001.


                                                                                                 Unit: RMB millions
                                For the years ended 31 December
                                         2001                  2000       Rate of Change
                                                                                     (%)
-------------------------------------------------------------------------------------------------------------
Total assets                          360,294               340,918                  5.7
Total long-term liabilities            67,807                68,246                 (0.6)
Total shareholders' funds             139,039               120,793                 15.1
Profit from principal operations       56,349                61,597                 (8.5)
Net profit                             14,018                16,154                (13.2)

Analysis of changes
Total assets: As at 31 December 2001, the Company's total assets were RMB
360.294 billion, which include RMB 7.333 billion of assets of Sinopec National Star that the Company acquired. Total assets increased by RMB
19.376 billion, or 5.7%, compared with RMB 340.918 billion. In 2001, the Company increased investments in fixed assets resulting in an increase of RMB 38.028 billion in fixed assets. Other assets increased by RMB 6.208 billion in 2001. The increase in the fixed assets is reflected in the increased capital expenditure in the exploration and production; increased hydrogenation refining capacity and sour crude oil processing capacity; increased chemicals production capacity as a result of commencement of operations of 18 facilities; and a further strengthened refined products distribution network as a result of the acquisition and building of 4,090 petrol stations. Total current assets decreased by RMB 24.86 billion in 2001 due in part to the Company's strengthened administration of accounts receivables and inventory control and the significant decrease in time deposits at financial institutions.

Long-term liabilities: As at 31 December 2001, the Company's total long-term liabilities were RMB 67.807 billion, down RMB 0.439 billion, or 0.6%, compared with RMB 68.246 billion as at 31 December 2000. The decrease was largely due to the redemption of RMB 1.27 billion convertible bonds by the Company's subsidiary Sinopec Zhenhai Refining and Chemical Corporation;

Long-term loans decreased by RMB 0.403 billion in 2001, primarily because the current portion of long-term loans that is due in one year increased, which resulted in a decrease of RMB 3.286 billion in long-term loans. Such decrease was partially offset by the increase of RMB 2.331 billion long-term loans due to the acquisition of Sinoper National Star;

As at 31 December 2000, the Company's housing revolving fund was RMB 0.862 billion. Since the welfare housing policy ceased in 2001, the Company's long-term liabilities increased by the same amount; and

In addition, other long-term payables increased by RMB 0.372 billion in 2001, primarily representing the increase in provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific R&D projects.

Shareholders' fund: As at 31 December 2001, shareholders' fund of the Company was RMB 139.039 billion, up RMB 18.246 billion, or 15.1%, compared with RMB 120.793 billion as at 31 December 2000. The increase was largely due to (i) the proceeds of RMB 11.648 billion from the offering of 2.8 billion of the Company's A shares, less offering expenses of RMB 0.168 billion; (ii) the realisation of RMB 14.018 billion of net profit in 2001; and (iii) the dividend distribution of RMB 6.936 billion proposed by the Company's board of directors for fiscal 2001 to be approved by the shareholders at the Company's annual shareholders' meeting.

Profit from principal operations: profit from principal operations was RMB
56.349 billion in 2001, down RMB 5.248 billion or 8.5%, compared with RMB
61.597 billion in 2000. The decrease was primarily because the Company's products prices declined faster than the decline in the cost of materials and feedstocks, which is largely caused by the decline in the Company's realised sale prices of crude oil, refined products and chemicals.

Net profit: net profit was RMB 14.018 billion in 2001, down RMB 2.136 billion, or 13.2%, compared with RMB 16.154 billion in 2000. The decrease was primarily due to the decline of profit from principal operations.

7.  SIGNIFICANT DIFFERENCES BETWEEN IAS AND US GAAP
    Significant differences between IAS and US GAAP that affect the Company's accounting policies are set out in Section (D) on pages 145 to 147.


DISCLOSURE OF SIGNIFICANT EVENTS

1.  ISSUE AND LISTING OF A SHARES
    Sinopec Corp. obtained the approval of the China Securities Regulatory Commission (Zheng Jian Fa Xing Zi [2001] No. 38) in relation to the issue of A shares on 20th June, 2001. On 16th July, 2001, Sinopec Corp. successfully completed the issue of A shares. 2.8 billion A shares were issued by Sinopec Corp., and the issue price was RMB4.22 per A share. The A shares of Sinopec Corp. were listed on the Shanghai Stock Exchange on 8th August, 2001, and the stock code is 600028. The issue of A shares provided a new channel for fund raising to Sinopec Corp. The proceeds of the issue of A shares were used to fund the acquisition of Sinopec National Star and the construction of "Ningbo-Shanghai-Nanjing Crude Oil Import Pipeline" project. As at 31st December, 2001, 2.8 billion A shares were issued by Sinopec Corp. by way of placing to general legal person investors, including securities investment funds, and strategic investors, and offered to general investors by way of book-building within the system network. Apart from
    0.57 billion A shares placed to strategic investors that were subject to a lock-up period of eight months, the remaining 2.23 billion A shares are now held by the public. The major announcements relating to the issue and listing of A shares were published on 22nd June, 2001, 2nd July, 2001, 12th July, 2001, 31st July, 2001, 5th November, 2001,
    and 5th December, 2001 in the China Securities News, Shanghai Securities News and Securities Times. Highlights of the relevant announcements were also published in the Hong Kong Economic Times and South China Morning Post in Hong Kong.

2.  ACQUISITION OF SINOPEC NATIONAL STAR
    The 2001 extraordinary general meeting of Sinopec Corp. was held on 24th August, 2001, at which the independent shareholders approved the acquisition of the entire interests in Sinopec National Star which was wholly-owned by Sinopec Group Company following its reorganization, including the agreement for the acquisition of Sinopec National Star. The consideration for the acquisition of Sinopec National Star was RMB
    9.13 billion or US$1.1 billion, which is equivalent to Sinopec National Star's proved oil and natural gas reserves of approximately 622 mmBOE at approximately US$1.77 per BOE. Taking into consideration of Sinopec National Star's net indebtedness of approximately RMB 2.6839 billion (or approximately US$324 million) as of 31st December, 2000, the actual consideration paid was RMB 6.4461 billion (or approximately US$779 million). Detailed information on the acquisition of Sinopec National Star was described in the circular issued by Sinopec Corp. to the holders of H shares in relation to the connected transaction and on-going connected transaction dated 30th June, 2001, and annex three to the Notice of the 2001 Extraordinary General Meeting of Sinopec Corp. as published in the China Securities, Shanghai Securities News and Securities Times on 10th July, 2001.

    The "Business Review and prospects" section of this annual report contains the operating results of Sinopec National Star in 2001.

3.  MATERIAL GUARANTEE CONTRACTS AND THEIR performance
    (1) In the 14th Meeting of the First Board of Sinopec Corp. held on 3rd December, 2001, the grant of guarantees by British Petroleum East-China Chemical Investment Company Limited in respect of projects of Shanghai Seco Petrochemical Company Limited ("Shanghai Seco"), a joint venture of bp East-China Chemical Investment Company LImited, Sinopec Shanghai Petrochemical and Sinopec Corp. was approved as a condition and Sinopec Corp., as guarantor, entered into the Guarantee Agreement in respect of the Shanghai Seco projects in both domestic and foreign currencies, equivalent to RMB 6.999 billion for a Loan Agreement of RMB 8.123 billion and the Guarantee Agreement for Loan Agreement of US$708 million with BOC International Capital Company Limited, as the global arranger, and the Construction Bank of China, Shanghai Branch, as the local coordinator. Sinopec Corp., British Petroleum East-China Chemical Investment Company Limited, as the subordinated debtor, and Shanghai Seco, as the borrower, BOC International Capital Company Limited, as the global arranger, and Bank of China, Shanghai Branch, together with the Construction Bank of China, Shanghai Branch, and Bank of Communications, Shanghai Branch as the senior arrangers entered into the Subordinate Deed.

    (2) In the 14th Meeting of the First Board of Sinopec Corp. held on 3rd December, 2001, the grant of completion guarantees in respect of the project loan for completion of construction to Yangzi Petrochemical BASF Company Limited ("Yang Ba"), subject to a guarantee to be provided by BASF, amounting to RMB 3.6561 billion and the granting of guarantees for Sinopec Yanyzi Petrochemical Company in respect of it providing completion guarantees for Yang Ba, amounting to RMB 1.2187 billion was approved. As at 31 December 2001, the relevant agreement in respect of the completion guarantees has not been executed.

4. IMPLEMENTATION OF THE COMMITMENTS OF SINOPEC CORP. AND ITS SHAREHOLDERS HOLDING 5% OR MORE OF THE TOTAL SHARE CAPITAL, NAMELY SINOPEC GROUP COMPANY, CHINA DEVELOPMENT BANK AND CHINA XINDA ASSETS MANAGEMENT CORPORATION

    (1) As at the end of the reporting period, undertakings made by Sinopec Corp. included:

        (a) effecting the reorganization of its three subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Trade Company Limited, in accordance with the Company Law within the specific period of time;

        (b) changing the logo at the petrol stations within the specific period of time;

        (c) setting up separate offices between Sinopec Group Company and Sinopec Corp. within the specific period of time;

        (d) complying with the relevant applicable provisions and rules of the Stock Exchange of Hong Kong regarding connected transactions.

    (2) As at the end of the reporting period, major undertakings given by Sinopec Group Company included:

        (a) complying with the agreements concerning connected transactions;

        (b) resolving the issues arising from the land use right certificates and building ownership certificates within a specific period of time;

        (c) transfering from the proceeds received from the disposal of Sinopec National Star an amount equivalent to ten per cent of the total proceeds from the issue of A shares of Sinopec Corp. for the payment of the national social welfare fund;

        (d) implementing the Reorganisation Agreement (as referred to in the prospectus for the issue of H shares);

        (e)  granting licenses for intellectual property;

        (f)  avoiding competition within the industry;

        (g) resolving the business competition and conflict of interests with Sinopec Corp.

   (3) As at the end of the reporting period, China Development Bank and China Xinda Assets Management Corporation gave major undertakings that they would not dispose or transfer the shares in Sinopec Corp. held by them within a specific period of time.

       Details of the above undertakings were included in the preliminary prospectus as published in the China Securities, Shanghai Securities News and Securities Times on 22nd June, 2001 by Sinopec Corp..

       During the reporting period, Sinopec Corp. has not breached and is not aware or any of the principal shareholders having breached the undertakings.

5.  DISCUSSION OF THE PROFIT FORECAST FOR 2001
    At the time when Sinopec Corp. issued A shares, the profit forecast for 2001 was prepared, according to which the net profit would be RMB 18 billion. The principal basic assumptions underlying the profit forecast are set out below: "Firstly, the prices of major petroleum products are estimated on the basis of the FOB Singapore prices of refined oil products based on the Singapore crude oil price at the level of US$ 25 per barrel. The ex-factory price and the mean retail price of oil products are then estimated in accordance with the principles established by the relevant state authorities. At the same time, the refined oil products market in the PRC is maintained in an orderly and steady manner. Thus, the normal wholesale and retail prices can generally be achieved. The prices of chemical products are estimated in accordance with the average actual prices during the second half of the year 2000. Secondly, the average costs of crude oil applicable to the Company in 2001 will be maintained at US$ 25 per barrel, which is equivalent to RMB 1,511 per tonne. Thirdly, as a measure to improve efficiency and profitability, the Company will reduce its employees by 27,000 in 2001 through retirement, voluntary retirement and reducing employees. Total costs in connection with this plan will be approximately RMB 1,020 million. After factoring in a reduction of salary expenses for the year, the net increase in personnel expenses will be approximately RMB 850 million.

    As the economy of the world as a whole suffered from a slowdown as resulted from the slowdown in the US economy, in particular after the September 11, the global economy experienced recession. International crude oil prices had been falling, so were the prices of refined oil products. The price for petroleum even fell below that of the crude oil price for a period of time. The cycle for chemical products was in a trough. (See Section V: Business Review and Prospects). Meanwhile, the number of staff cut from the payroll increased compared with that planned at the beginning of the year. The actual number of staff cut from the payroll in 2001 was 68,000. RMB 2,546 million was incurred by the Company in employee reduction for 2001. Despite the efforts devoted by the Company to complete the production plan for the year ahead of its targets, there was still a substantial shortfall between the net profit for 2001, which was RMB 14.018 billion, as prepared in accordance with the PRC Accounting Rules and Regulations, and the profit forecast, which was RMB 18 billion, as prepared in accordance with the PRC Accounting Rules and Regulations.

6. PLAN FOR PROFIT APPROPRIATION, PLAN FOR TRANSFER OF STATUTORY SURPLUS RESERVE TO CAPITAL FOR 2001 AND THE PROFIT APPROPRIATION POLICIES FOR 2002

    (1) Plan for profit appropriation and plan for transfer of statutory surplus reserve to capital for 2001

         The audited net profit of Sinopec Corp. for 2001, which was determined in accordance with the PRC Accounting Rules and Regulations and International Accounting Standards, was RMB 14.018 billion and RMB
         16.025 billion, respectively. In accordance with the provisions of the articles of association of Sinopec Corp., the allocation of the profit after tax for the relevant financial year would be conducted on the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations and under International Accounting Standards, whichever is lesser. Thus, the profit after tax to be allocated would be RMB 14.018 billion.
         After deducting 10% to be transferred to the statutory surplus reserve and 10% to be transferred to the statutory welfare reserve and not deducting welfare reserve balance, the remaining net profit available for allocation would be RMB 11.214 billion.
         Together with the unallocated net profit of RMB 5.728 billion brought forward, the net profit available to be distributed among the shareholders would amount to RMB 16.942 billion in total. On the basis of the total number of 86,702,439,000 shares as at the end of 2001, it was proposed in the 15th Meeting of the Board of Sinopec Corp. that a cash dividend of RMB 0.08 per share
         (including tax) would be declared. The total dividend would amount to RMB6.936 billion, and the remaining unallocated net profit would be RMB 10.006 billion and would be carried forward to 2002.
         No statutory surplus reserve would be transferred to capital this year. The proposal will be effective subject to the consideration and approval at the 2001 Annual General Meeting.

    (2)  Dividend distribution policy for 2002

         The Board will determine the dividend distribution policy of the Company for 2002 on the basis of its business operation, cash flow, financial condition, and prospects. In accordance with Sinopec Corp.'s Articles of Association, the Company's profit available for distribution comprises the net profit available for allocation and the unallocated profit brought forward from the previous year. The profit available for allocation for the year will be the net profit as determined in accordance with the PRC Accounting Rules and Regulations and International Accounting Standards, whichever is the lesser, after deducting 10% to be transferred to the statutory surplus reserve, 5% to 10% to be transferred to the statutory welfare reserve and welfare reserve balance.

         The Board of Directors recommends that, it will distribute dividend twice in cash for 2002 at the interim period and at the year end. The amount of dividend to be distributed for 2002 will not exceed 40% of the profit available for distribution. The plan for the distribution of dividend will be effective subject to the approval at the general meeting of Sinopec Corp. in the form of a plan for the allocation.

7.  USE OF PROCEEDS FROM H SHARE ISSUE AND A SHARE ISSUE
    The proceeds from the issue of H shares of Sinopec Corp. on 18th October, 2000 amounted to RMB25.802 billion (or HK$ 24.114 billion). After deducting the issuance expenses of RMB1.476 billion (equivalent to HK$ 1.38 billion), the net proceeds amounted to RMB24.326 billion (or HK$ 22.734 billion). As at the end of the reporting period, a total of RMB18.235 billion was applied in accordance with the use of proceeds as mentioned in the prospectus for the issue of H shares. Of which, RMB
    4.5 billion was used by the end of the year 2000 mainly for repayment of loans from third party financial institutions; RMB 13.725 billion was applied during the reporting period; as at the end of 2001, RMB
    6.091 billion of the proceeds from the issue H shares remain unused.

    In the year of 2001, Sinopec Corp. had applied RMB 13.725 billion of the proceeds from the issue of H shares, all of which was applied in capital expenditure. Of which: approximately RMB 5.28 billion for the exploraton and production of gasoline, mainly in exploration of gasoline and production set up; as to approximately RMB 8.385 billion for the sales of refining segment and refined oil products, mainly in the acquisition of petrol stations and oil storages, as to RMB 1.213 billion for the acquisition of "Wang Dao Oil Storage"; as to RMB 0.1 billion for corporate segment and professional companies, in the establishment of "enterprises resources planning".

    The proceeds from the issue of A shares of Sinopec Corp. amounted to RMB 11.816 billion. After deducting the expenses, the net proceeds from the issue of A shares amounted to RMB 11.648 billion. As at the end of the reporting period, RMB 7.766 billion had been applied, as to RMB
    6.446 billion for the acquisition of Sinopec National Star, as to RMB 50 million for the initial expenses of Southwestern refined oil products pipeline project, and as to RMB1.27 billion for the working capital of Sinopec Corp.. As at the end of 2001, the remaining RMB
    3.882 billion of the proceeds from the issue of A shares were deposited in banks as short-term deposits.

8.  PROGRESS ON MAJOR JOINT VENTURES
    (1) On 24th August, 2001, the Board of Sinopec Corp. approved the oil refining ethylene joint venture project invested by Sinopec Fujian Refinery Co., Ltd., a subsidiary of Sinopec Corp., jointly with ExxonMobil-Sinopec Company Limited and Saudi Aramco. The feasibility report for the project was submitted to the State Development Planning Commission. The joint-venture proportions of Sinopec Fujian Refinery Co., Ltd., ExxonMobil-Sinopec Company Limited and Saudi Aramco are 50%, 25% and 25% respectively.

    (2) On 31st August, 2001, Sinopec Corp. and Sinopec Shanghai Petrochemical Company Limited and bp entered into a joint venture contract for the establishment of a sino-foreign equity joint venture in the PRC. The total project costs of the joint venture would be approximately US$2.704 billion. Details of which were mentioned in the announcement as published by Sinopec Corp. in the China Securities News, Shanghai Securities News and Securities Times in the PRC, and the Hong Kong Economic Times and South China Morning Post in Hong Kong on 3rd September, 2001.

    (3) On 2nd November, 2001, Sinopec Corp., Shell (China) Limited and Shell (China) Private Investment Limited (collectively referred to as "Shell") entered into a joint venture contract for the construction and operation of a gas joint venture project in Yue Yang, Hunan province. The planned total project costs of the joint venture would be US$136 million, with Sinopec Corp. and Shell each holding 50%. The joint venture will construct a gas plant consuming 2,000 tonnes of coal per day. It is expected that the plant will commence operation in 2004.

    (4) Sinopec Corp. and its related companies, BASF AG ("BASF") established a Sino-Deutsche joint venture, Yangzi Petrochemical-BASF Company Limited. A foundation laying ceremony was held in Nanjing, the PRC, on 28th September, 2001. The total project costs of the joint venture in Yangzi Petrochemical-BASF Company Limited would be approximately US$2.99 billion including public construction. A petrochemical production base would be constructed and operated under the project, which mainly comprised of an ethylene plant of 600,000 tonnes per year, including nine sets of equipment. The base will commence commercial operation in 2005.

9.  HOUSING SUBSIDY PLAN
    In accordance with the relevant PRC regulations, the allocation of welfare staff quarters under housing reform policy already ceased. Sinopec Corp. is looking into methods of providing housing subsidies, including wages increment and a one-off compensation to eligible employees. In the following years, after the method of housing subsidies is clearly formulated, it will be reflected in the accounts for the relevant year accordingly. In order to support Sinopec Corp., Sinopec Corp.'s parent company, Sinopec Group Company is willing to bear the costs of the one-off housing subsidy plan in the future.

10. STATUS AND PLAN OF EMPLOYEE REDUCTION
    In order to improve its efficiency and profitability, Sinopec Corp. planned to reduce the number of employees by 100,000 by way of retirement, voluntary retirement and / or reduction in the years 2001 to 2005. Of which, Sinopec Corp. originally planned to reduce 27,000 employees in 2001. However, with reference to the market environment and the business operation of the Company in 2001, Sinopec Corp. considered that it would be necessary to speed up the process of employee reduction plan. The earlier the Company conducts the employee reduction plan, the earlier it will be benefited. Therefore, the Company increased the number of employees to be reduced to 68,000 in 2001 under the reduction plan for 2001, under which the Company paid RMB 2.546 billion for the employee reduction. Personnel expenses and related expenditure saved for each subsequent year will amount to RMB
    1.57 billion. On the basis of reasonable allocation of existing human resources and subject to market conditions, and approval by the Board of Directors, Sinopec Corp. plans to reduce 20,000 employees during 2002 by way of retirement, voluntary retirement.

11. LITIGATION AND ARBITRATION OF MATERIAL IMPORTANCE
    There was no litigation and arbitration of material importance to the Company during this year.

12. THE "FIVE-SEPARATION"
    During the reporting period, Sinopec Corp. and its controlling shareholder implemented separation on personnel, assets, and accounts, as well as independance of entities and businesses, whereby each of which is audited independently, and assumes their own liabilities and risk.

13. AMENDMENT TO THE ARTICLES OF ASSOCIATION
    At the Annual General Meeting 2000 of Sinopec Corp. held on 5th June, 2001, it was approved that Articles 20, 21, and 24 of the Articles of Association of Sinopec Corp. would be amended. Details of the amendment to the Articles were referred to in the announcement published in the Hong Kong Economic Times and South China Morning Post in Hong Kong on 6th June, 2001.

14. APPOINTMENT OF DIRECTORS AND SENIOR MANAGEMENT
    At the second extraordinary general meeting of Sinopec Corp. for 2001 held on 24th August, 2001, Mr. Wang Yi and Mr. Zhang Enzhao were appointed as directors of Sinopec Corp.

    By the nomination of the president of Sinopec Corp., Mr. Wang Tianpu was engaged as vice president of Sinopec Corp. at the 10th meeting of the first term of the Board held on 24th August, 2001.

    Details about the appointment of directors and senior management were mentioned in the announcement published in China Securities News, Shanghai Securities News and Securities Times in the PRC and Hong Kong Economic Times and South China Morning Post in Hong Kong on 27th August, 2001.

15. TRUSTEESHIP, CONTRACT AND LEASHOLD
    During the reporting period Sinopec Corp. did not have any significant trusteeship, contract and lease of other company's assets nor has placed its assets to or under other company's trusteeship, contract or lease which are required to be disclosed.

16. TRUST FINANCIAL MANAGEMENT
    A total of RMB 20 million was subject to trust financial management in 2001 for Sinopec Corp. and the trust financial management was carried out by Southern Securities Company Limited and Dapeng Securities Company Limited which were respectively appointed by the subsidiary of Sinopec Corp., Sinopec Zhongyuan Petroleum Company Limited ("Sinopec Zhongynan"). The principal of RMB 200 million under the trust financial management was already recovered in November 2001, on top of which an investment return in the amount of RMB 12 million was gained. This trust financial management was approved at the 7th meeting of the first term of the board of directors of Sinopec Zhangyuan, in full compliance of legal requirements, there was no investment return agreed between the beneficialy and the trustee.

17. AUDITORS
    At the 2000 Annual General Meeting held on 5th June, 2001, Sinopec Corp. reappointed KPMG Huazhen and KPMG as its domestic and international auditors respectively for the year of 2001. By the authorisation from the general meeting, as approved by the Board, the audit fee for 2001 would be HK$ 60 million.

    As a result of historical reasons, the subsidiaries listed in the PRC and overseas appointed different auditors. Please refer the details for the appointment and removal of auditors for each respective subsidiaries were disclosed in the respective annual reports of the subsidiaries. In addition, in accordance with the requirements of regulatory authorities in the PRC, the relevant information relating to Sinopec Zhenhai Refining and Chemical Company Limited ("Zhenhai Refining") and Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua"), two subsidiaries of the Company listed in Hong Kong, are separately disclosed below.

                                                                      Zhenhai             Beijing
                            Sinopec Corp.        Sinopec Corp.        Refining            Yanhua
                            KPMG Huazhen         KPMG                 Arthur Andersen &   Arthur Andersen &
    Appointment of auditors (domestic)           (international)      Co. (International) Co. (International)

    Audit fee for 2001      HK$ 3 million        HK$ 57 million       US$ 0.37 million    RMB 3 million
                            (unpaid)             (unpaid)             (unpaid)            (unpaid)

    Audit fee for 2000      NiL*                 HK$ 32 million**     US$ 0.37 million    RMB 3 million
                                                 (paid)               (paid)              (paid)

    Travelling and          Borne by the firm    Borne by the firm    Borne by the firm   Borne by the firm
      accomodation expenses


* There was no audit fee for 2000 as Sinopec Corp. had not issued A shares yet. ** The amount represented the audit fee for the second half of 2000, while the audit fee for the first half of 2000 was included in the issuance expenses for the issue of H shares of Sinopec Corp.

18. CHANGE OF ACCOUNTING POLICIES
    According to the notice (Cai Kui Zi, [2000] No.25) issued by the Ministry of Finance on 29 December, 2000, each joint listed company shall commence executing Enterprise Accounting System in compiling financial statements from 1 January, 2001. Sinopec Corp. adopted the Enterprise Accounting System when compiling the accounts for the year 2000. In respect of the Company's accounts prepared in accordance with the PRC Accounting Rules and Regulations, the accounting policies were the same as those disclosed in the 2000 accounts except for the housing revolving fund.

    Details of the change of accounting policy for the housing revolving fund are summarised in the financial statements.

19. MACROECONOMIC POLICIES
    (1) After China's accession to the World Trade Organization ("WTO"), major changes to the rules for oil and chemicals and their impact on Sinopec Corp. are discussed below:

         (a)  Reduction in tariff

              o   Tariff for the import of crude oil

              With effect from 1st January, 2002, the tariff for the import of crude oil decreased from RMB 16 per tonne to nil. The Company greatly benefits from this measure. In 2001, the crude oil purchased from external sources by the Company accounted for 70% of the refinery processing volume. A reduction of tariff by RMB 16 per tonne implied that the cost for purchasing crude oil from overseas is reduced correspondingly by RMB 16 per tonne;

              o   Tariff for chemical products

              Refined oil products: Before China's accession to WTO, the tariff for gasoline in the PRC was 9%. After China's accession to WTO, the tariff for gasoline is 5%. The tariff for diesel and kerosene, which was 6% and 9% respectively, remained unchanged. The decrease in the tariff for gasoline affected the sales income for the refined oil products of Sinopec Corp.

              Chemical products: The current tariff for rubber remained unchanged. In 2001, the average tariff for synthetic resin was 16%. After the accession to the WTO, it will be reduced gradually to 6.5% in 2008 in different phases. At the beginning of 2002, the tariffs for HDPE and LDPE decreased from 16% to 14.2%; for polypropylene, from 16% to 10%; for polyvinyl chloride and polystyrene, from 16% to 12.8%; for raw materials of synthetic fibers, from 6.5%-12.8% in 2002 to 6.5%-9%, all of which to be due in 2008 in different phases. Tariff for synthetic fibers would decrease from 8.3%-14% in 2002 to 5% in 2004 in different phases. The tariff for urea in 2002 was 4% and would remain unchanged. Prior to the accession to the WTO, the import of certain chemical products had been entitled to preferential tariff rates. This, together with the irregular operation of material imports, the actual average import tariff for chemical products had been lower than the nominal tariff rate. Therefore, despite the fact that the decrease in the tariffs for petrochemicals after the accession to the WTO would have a negative effect on the Company, however, the extent of which would not be significant.

        (b)   Entry to the PRC market

              o In 2002, trading of crude oil and refined oil products by non-state entities would amount to 8.28 million tonnes and 4.60 million tonnes respectively will be permitted, and would increase at a rate of 15% per annum. Trading by non-state entities shall mean other entities engaging in the import and trade of crude oil and refined oil products in the PRC, apart from the enterprises designated by the state to engage in the businesses of import of crude oil and refined oil products. (The state-owned trading enterprises for crude oil include China International Petrochemical United Corporation, China International United Petroleum Corporation, China Chemical Import and Export Corporation and Zhuhai Zhenrong Company; whilst those for refined oil products include China International Petrochemical United Corporation, China International United Petroleum Corporation, and China Chemical Import and Export Corporation).

              o Accession to markets would also involve the retail and wholesale of refined oil products. The retail market would be open three years after the accession to the WTO. Foreign companies would be allowed to set up petrol stations in the PRC. The wholesale market would be open five years after the accession to the WTO.

        (c)   Import quota

              o The measure for the administration of imported crude oil is currently by way of registration on a limited basis. After the accession to the WTO, it will be changed to that of automatic registration.

              o For the import of refined oil products , including fuel oil, the restriction on the quantity would be 22 million tonnes for 2002, which will increase by 15% per annum, and will be canceled by 1st January, 2004.

              As there is no breakdown on the quantity of imported items, the petroleum and petrochemical companies in the PRC, including the Company, seem to adequately satisfy the demand for be able to refined oil products in the PRC. The demand for fuel oil, jet fuel and chemical light oil has been rapidly surging in the PRC. (In 2001, 18,160,000 tonnes of fuel oil, 1,907,000 tonnes of jet fuel and 109,000 tonnes of chemical light oil was imported.) It is expected that in the coming few years, the PRC will continue to import greater quantity of fuel oil, jet fuel and chemical light oil but not much gasoline and diesel will be imported. Thus, in the near future, the import of refined oil products will not bear any significant impact on the PRC.

              o The initial quota for urea would be 1.3 million tonnes, which will increase by 5% per annum. Import of urea will reach 3.3 million tonnes in 2006. Trading through the state-owned enterprises will account for 90% of the total volume of imports.

    (2)  Regulations of petrol stations

         The State Economic and Trade Commission circulated the "Urgent notice relating to issues for the regulations of petrol stations" in August 2001, so as to facilitate competition within the industry in an orderly manner, to govern business activities, to develop the chain store business for the petrol stations operation in an orderly manner, and to expand and enhance the refined oil products retail network. In the notice, it was stated that the stricter procedures would be applied in approving the construction of new petrol stations and the construction and expansion of oil depots. This measure will create a more favorable environment for the construction and development of the retail network for the refined oil products of the Company, and will carry positive effect.

    (3) New price peg measure for refined oil products with effect from October 2001

         The State Development and Planning Commission improved the price peg measure for refined oil products in October 2001. Under the new measure, the State Development and Planning Commission will determine and publish the gasoline price for gasoline and diesel, of which the bases of calculation will be changed from linking to the oil prices of Singapore only to linking to the oil prices of Singapore, Rotterdam and New York on FOB basis. Sinopec Corp. may determine its retail price within the range of 8% of the guidance price. This measure became effective on 17th October, 2001. The new price peg measure for the refined oil products further realized the principles of internationalization and market orientation, expanded the scope of autonomy enjoyed by the enterprises and enhanced the Company's ability to respond to market changes.

20. OTHER SIGNIFICANT EVENTS
    During the period under review, neither Sinopec Corp., the Board of Sinopec Corp. and the directors receive any examination from the CSRC, nor was there any administrative penalty and circular of criticism issued by the CSRC, Securities and Futures Commission of Hong Kong and the Securities and Exchange Commission of United States nor any reprimands published by the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited, New York Stock Exchange and London Stock Exchange.


CONNECTED TRANSACTIONS

1. AGREEMENTS CONCERNING CONNECTED TRANSACTIONS ENTERED INTO BETWEEN THE COMPANY AND SINOPEC GROUP COMPANY
    During the process of restructuring prior to its listing overseas, entities under the Company were separated from Sinopec Group, so that the Company may focus on its principal business. The assets and businesses retained in Sinopec Group after the separation still form an integral part of the Company's production process. It would be quite difficult to replace the provision of certain businesses and services by third parties. Certain products and businesses of the Company would be of a similar nature to Sinopec Group Company. Therefore, there have been more connected transactions entered into between the Company and Sinopec Group Company.

    In order to ensure the normal operation of production and businesses for both parties, the Company and Sinopec Group entered into a number of agreements. The connected transactions entered into between subsidiaries of both parties include the following:

    (1) Agreement for Mutual Provision of Ancillary Services Including Products, Production and Construction services ("Mutual Supply Agreement")

    (2) Sinopec Group Company provides trademarks and proprietary computer software licence to the Company free of charge.

    (3) Sinopec Group Company provides cultural, educational, hygiene and community services to the Company.

    (4) Sinopec Group Company provides leasing of land and certain properties to the Company.

    (5) Sinopec Group Company provides consolidated insurance to the Company.

    (6)  Sinopec Group Company provides shareholders' loan to the Company.

    (7) The Company provides agency marketing services on products to Sinopec Group Company.

    (8)  The Company provides petrol stations franchise to Sinopec Group
         Company.

2. Waiver in respect of the connected transactions between the Company and Sinopec Group Company granted by the Hong Kong Stock Exchange In accordance to the Listing Rules of the Hong Kong Stock Exchange, the above transactions are subject to full disclosure, depending on their nature and the value of consideration, with prior approval from independent shareholders and the Hong Kong Stock Exchange. This is, however, impracticable for the Company, and will increase its costs. Therefore, at the time of listing, the directors applied for waivers from the Hong Kong Stock Exchange from full compliance with the Listing Rules for the transactions mentioned above. The Hong Kong Stock Exchange has granted the waiver, subject to the fulfillment of ongoing disclosure obligations.

    In the extraordinary general meeting of Sinopec held on 24th August, 2001, the On-going Connected Transaction Adjustment Agreement was approved, and the on-going connected transactions were adjusted accordingly. The On-going Connected Transaction Adjustment Agreement was mainly divided into three sections: first, the expansion in the scope of connected transactions as a result of the acquisition of Sinopec National Star, that adjustment would be necessary for agreements of certain original connected transactions. Second, Sinopec National Star granted the use of its intellectual property to Sinopec Group at no cost. Third, the term of the Mutual Supply Agreement for the provision of products, production and construction (including utilities), Cultural, Educational and Hygiene Services and Community Services Agreement, and Agency Agreement would be changed from three years to that of a continuing agreement. (Please refer to the relevant description in section 7 of preliminary prospectus published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times on 22nd June, 2001).

    The Hong Kong Stock Exchange conditionally agreed to grant the new waivers on continuous disclosure obligations to Sinopec Corp. on 29th June, 2001. The conditions for the waivers on continuous disclosure obligations was the same with that as set out in section 8 of the Letter from the Chairman that was incorporated in the circular to holders of H Shares concerning the connected transactions and on-going connected transactions, and annex 3 to the Notice of Extraordinary General Meeting 2001 of Sinopec Corp. as published in China Securities News, Shanghai Securities News and Securities Times on 10th July, 2001. The Hong Kong Stock Exchanged has indicated that it will grant Sinopec Corp. a waiver from compliance with the relevant requirements of the Listing Rules in respect of these transactions for a period of three financial years expiring on 31st December 2003, subject to the following conditions:

    (1) the on-going connected transactions will be (a) in the ordinary and usual course of business of the Company; and (b) either on normal commercial terms, or on terms no less favourable than those available to (or from) independent third parties, or where there is no available comparison for the purpose of determining whether
         (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned;

    (2) the aggregate value of the following on-going connected transactions will not exceed the limits set out below:

       Connected transactions                             Caps

       Mutual Supply Agreement

       (a) annual expenditure of the Company in
            respect of products and services
            (except financial services) provided by
            Sinopec Group Company                         18% of the total operating expenses


       (b) annual revenues derived by the Company in
            respect of products and services
            (except provision of guarantee)
            provided by the Company to
            Sinopec Group Company                         16% of the total operating revenues


       (c) the aggregate of average month-end amount
            of deposits and total amount of interest
            received in respect of these deposits         2.5% of the total operating revenues


       (d) guarantees provided by the Company to
            Sinopec Group Company at any time             RMB 1,000 million


       Cultural, Educational and Hygiene Services
         and Community Services Agreement
       annual expenditure for the provision of products
         and services by Sinopec Group
         Company to the Company                           3% of the total operating expenses


       Intellectual Property Licence Agreements
       annual payment by the Company                      RMB 35 million


       Properties Leasing Agreement


       annual rents payable by the Company                RMB 730 million


       Agency Agreement


       agency fee payable by the Ethylene Enterprises     RMB 50 million


       Land Use Right Leasing Agreement


       annual rents payable by the Company                RMB 2.05 billion


       Safety Production Insurance Fund Document
         ("PI Fund Document")

       annual amount payable by the Company               The amount specified
                                                          in the SPI Fund Document


       Sinopec Corp. is required to disclose in each of its annual report, the total amount of operating expenses and operating revenues of the relevant financial year, and the historical value of the fixed assets and the average month-end inventory value of the Company for the purpose of calculating the insurance premium payable by the Company;

   (3) details of the on-going connected transactions as required by Rule
       14.24 (1)(A) to (D) of the Listing Rules to be disclosed and published in Sinopec Corp.'s next and subsequent annual reports;

   (4) the independent non-executive directors of Sinopec Corp. shall review annually the on-going connected transactions and confirm in Sinopec Corp.'s annual report that the on-going connected transactions have been conducted in the manner stated in paragraph
       (1) above; and

   (5) the independent auditors of Sinopec Corp. shall review annually the on-going connected transactions, and confirm to the board of directors of Sinopec Corp. in writing that:

       (a) the on-going connected transactions were approved by the board of Directors;

       (b) have been entered into at amounts consistent with the pricing policies as stated in the relevant agreements;

       (c) have been entered into in accordance with the terms of the respective agreements governing the on-going connected transactions or, where there is no agreement, on terms no less favourable than those terms available to (or from) independent third parties; and

       (d) the caps as set out in the condition in paragraph (2) above have not been exceeded; and

   (6) As described in paragraph (5) above, regarding the review by the independent auditors of Sinopec Corp., Sinopec Group Company will provide the independent auditors of Sinopec Corp. with access to all accounting records of Sinopec Corp. and its associates for the purpose of review by the independent auditors of Sinopec Corp.

3. The provisions for the waiver on disclosure and approval regulations of connected transaction entered into between Sinopec Corp. and Sinopec Group Company under the Listing Rules of Shanghai Stock Exchange In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with agreements and arrangements between the Company and Sinopec Group were fully disclosed. In accordance with the Listing Rules of the Shanghai Stock Exchange, in the event that there is no significant change in the agreements governing the above connected transactions during the period under review, Sinopec Corp. would be exempted from the disclosure and approval regulations for connected transactions under the Listing Rules of the Shanghai Stock Exchange.

4.  connected transactions Entered into by the company during this year
    As reviewed by the independent auditors of Sinopec Corp., the connected transactions entered into by the Company during this year, amounted to an aggregate amount of RMB85.886 billion of which, incoming trade amounted to RMB41.6 billion and outgoing trade amounted to RMB44.286 billion (including outgoing products and services amounted to RMB
    37.261 billion, the average month-end amount of deposits and total amount of interest received by Sinopec Corp. was RMB 7.018 billion, agency fee receivable was RMB 7 million), satisfied the conditions of the waiver imposed by the Hong Kong Stock Exchange. In 2001, the products and services provided by Sinopec Corp. (purchase, storage, exploration and production services and production-related services) for the Company amounted to RMB37.101 billion, representing 12.74% of annual operating expenses, with 1.54% increase and was within the cap of 18%; the auxiliary and community services of Sinopec Corp. provided to the Company amounted to RMB2 billion, representing 0.69% of operating expenses, with a slight decrease when compared with 0.85% last year and was within the cap of 3%. In 2001, the product sales from the Company to the Sinopec Group amounted to RMB37.261 billion, representing 11.7% of the Company's operating income, and was within the cap of 16%. With regard to the Land Use Right Leasing Agreement, the amount of rent payable by the Company for the year ended 31st December, 2001 was approximately RMB 2.007 billion. With regard to the premium payable according to the SPI Fund Document, the amount payable by the Company per annum will not be less than the amount as stipulated in the SPI Fund Document.

    Please refer to note 32 on the accounts prepared under IAS in this Annual Report for the details of the connected transactions actually incurred during this year.

    These connected transactions had been approved by the 19th Meeting of the first term of the Board of Directors of Sinopec Corp..

    The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:

    (a) the transactions have been approved by the Board of Directors;

    (b) the transactions have been entered into at amounts consistent with the pricing policies as stated in the relevant agreements; and

    (c) the transactions have been entered into in accordance with the terms of the respective agreements and documents governing the transactions.

       Having reviewed the above relevant transactions, the independent directors of Sinopec Corp. confirmed that:

    (a) the transaction have been entered into by Sinopc Corp. in the ordinary and usual course of its businesses;

    (b) either:

      I.   on normal commercial terms;

      II. on terms no less favourable than those available from/to independent third parties; or

      III. where there is no available comparison for the purpose of determining whether (1) or (2) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned; and

    (c) the aggregate value of certain transactions have not exceeded the respective limits.

5.  OTHER MATERIAL CONNECTED TRANSACTIONS ENTERED INTO DURING THIS YEAR
    (1) Sinopec Shijiazhuang Refining-Chemical Company Limited ("SRC"), a subsidiary of the Sinopec Corp., which has an 79.73% interest, entered into an agreement with Sinopec Group Company on 30th October, 2001 for the disposal of 25% of the registered capital of Shijiazhuang Chemical Fibre Company Limited ("Chemical Fibre Company") contributed by SSRC, at a consideration of RMB 266 million. The disposal was approved by the Board of Directors of Sinopec Corp., the Board of Directors and the general meeting of of SSRC. As Sinopec Group Company was the substantial shareholder of Sinopec Corp. and the value of the consideration was less than 3% of the audited net asset value of Sinopec Corp. as at 31st December, 2000, the disposal constituted a connected transaction. Please refer to the announcement published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times in the PRC and Hong Kong Economic Times and South China Morning Post in Hong Kong on 30th October, 2001.

    (2) The Extraordinary General Meeting 2001 of Sinopec Corp. was held on 24th August, 2001, whereby the independent shareholders approved the acquisition of the entire interests of Sinopec National Star after its reorganization which was wholly owned by Sinopec Group Company. Please refer to section 2 of in this report "Disclosure of Significant Events" for details of the acquisition of Sinopec National Star.


REPORT OF THE BOARD OF DIRECTORS

The Board of Directors of Sinopec Corp. has pleasure in presenting their report for the year ended 31st December 2001.

1.  SHAREHOLDERS' GENERAL MEETING
    During the reporting period, Sinopec Corp. strictly complied with the relevant laws and regulations, and with the notice requirements pursuant to the Memorandum and Articles of Association in convening shareholders' general meetings. Following the domestic listing, lawyers from Haiwen & Partners attended the First and Second Extraordinary General Meetings of Sinopec Corp., and presented their legal opinions stating that the convening procedures, voting procedures and qualifications for attending the two extraordinary general meetings were in compliance with the requirements of the relevant laws and regulations and the Memorandum and Articles of Association. During the period, one Annual General Meeting and two Extraordinary General Meetings were held, details of which are as follows :

    (1) On 5th June 2001, Sinopec Corp. held the Annual General Meeting for the year 2000 at Hotel of China in Beijing, at which the following resolutions were considered and passed :

        a. Working report of the Board of Directors of Sinopec Corp. for the year 2000.

        b. Working report of the Supervisory Committee of Sinopec Corp. for the year 2000.

        c. Audited financial statements and consolidated financial statements of Sinopec Corp. for the year 2000.

        d.  Profit distribution plan of Sinopec Corp. for the year 2000.

        e. Approval of the reappointment of KPMG Peat Marwick Huazhen and KPMG respectively as the domestic and overseas auditors of Sinopec Corp. for the year 2001, and the resolution authorizing the Board of Directors to determine their remunerations.

        f. Report on the application of the proceeds of the issue of H shares of Sinopec Corp.

        g. Approval of the proposal on the amendments to Article 94 of the Articles of Association.

        h.  Resolution for the issue of A shares of Sinopec Corp.

        i. Special resolution regarding investment of the proceeds from the issue of A shares.

        j. Special resolution regarding amendments to Articles 20, 21 and 24 of the Articles of Association.

        k. Special resolution regarding sharing by new and original shareholders of the profits brought forward, and the relevant authorization to the Board of Directors.

       Details of the Annual General Meeting of Sinopec Corp. for the year 2000 were set out in the announcement published in the China Securities News, Shanghai Securities News, Securities Times, Hong Kong Economic Times and South China Morning Post (in English) on 22nd June 2001.

  (2) The first Extraordinary General Meeting of Sinopec Corp. for the year 2001 was held at the headquarters of Sinopec Corp. on 24th August 2001, at which the following resolutions were considered and passed :

       Approval for the acquisition of the interests in Sinopec National Star, including the acquisition agreement, the connected transaction adjustment agreement, the on-going connected transactions and the granting absolute discretion to the Board of Directors for implementing all the relevant procedures as and when they are deemed appropriate.

       Details of the first Extraordinary General Meeting of Sinopec Corp. for the year 2001 were set out in the announcement published in the China Securities News, Shanghai Securities News, Securities Times, Hong Kong Economic Times and South China Morning Post (in English) on 27th August 2001.

  (3) The second Extraordinary General Meeting of Sinopec Corp. for the year 2001 was held at the headquarters of Sinopec Corp. on 24th August 2001, at which the following resolutions were considered and passed :

       a. Election of Mr. Wang Yi as Director of Sinopec Corp.

       b. Election of Mr. Zhang Enzhao as Director of Sinopec Corp.

Details of the second Extraordinary General Meeting of Sinopec Corp. for the year 2001 were set out in the announcement published in the China Securities News, Shanghai Securities News, Securities Times, Hong Kong Economic Times and South China Morning Post (in English) on 27th August 2001.

2.  THE BOARD OF DIRECTORS
    All the members of the Board of Directors of Sinopec Corp. have carried out their duties in accordance with the relevant laws, regulations and the Memorandum and Articles of Association of Sinopec Corp. and have faithfully implemented the resolutions passed at the shareholders' general meetings and proceeded with such matters proactively.

    During the period, twelve Board meetings were held, of which seven meetings were held by way of written resolutions, details of which are as follows :

    (1)  Board meetings

         a. The fifth meeting of the First Board was held at the headquarters of Sinopec Corp. on 2nd March 2001. Resolutions for the approval of the 600,000 tonnes per annum ethylene plant in respect of the Nanjing Yangzi-BASF project and the 900,000 tonnes per annum ethylene plant in Shanghai were considered and passed, and resolutions on the establishment of a crude oil (branch) office and Directors' service contracts (including salary provisions) were passed in the meeting.

         b. The sixth meeting of the First Board was held at the headquarters of Sinopec Corp. on 12th April 2001. Resolution regarding Connected Transactions of Sinopec Corp. for the year 2000 was considered and passed and that such connected transactions, being in compliance with the waiver conditions imposed by the Hong Kong Stock Exchange were confirmed. The profit distribution plan of Sinopec Corp. for the year 2000, the audited financial balance sheet report of Sinopec for the year 2000, the report of the Board of Directors of Sinopec Corp. for the year 2000, the Annual Report, draft of the notice of the annual results of Sinopec Corp. for the year 2000 and the Form 20-F filing with the Securities Regulatory Commission of USA were approved; resolutions on the issue of A shares of Sinopec Corp. and the investments on the proceeds from the issue of A shares were considered and passed; report on the application of the proceeds from the issue of H shares was considered and passed; resolutions on amendments to the Articles of Association were considered and passed.

         c. The seventh meeting of the First Board was held by way of written resolutions on 5th June 2001, whereby the profit forecast of Sinopec Corp. for the year ended 31st December 2001 prepared on the basis of the PRC Rules and Regulations and IAS were considered and passed; the Directors' undertakings to achieve the profit forecast objective for the year of 2001 were considered and passed.

         d. The eighth meeting of the First Board was held at the headquarters of Sinopec Corp. on 11th June 2001. Resolution in relation to the issue of Public A Shares was considered and passed and resolution regarding the acquisition of Sinopec National Star was considered and passed.

         e. The ninth meeting of the First Board was held by way of written resolutions on 5th July 2001, whereby resolutions for the election of Mr. Wang Yi and Mr. Zhang Enzhao as directors of Sinopec Corp. were considered and passed.

         f. The tenth meeting of the First Board was held at the headquarters of Sinopec Corp. on 24th August 2001. Arrangements for production operations in the first half year and the second half year were considered and passed at the meeting; the interim financial report and interim report were approved; resolution confirming and ratifying the scope of investment for the year 2001 was considered and passed; resolutions on the various acquisitions, including Huangdao Oil Tanks were passed; resolution on a Sino-foreign joint venture investment in the integrate refinery ethylene project in Fujian was passed; resolution for the appointment of Mr. Wang Tianpu as the Vice President of Sinopec Corp. was approved.

         g. The eleventh meeting of the First Board was held by way of written resolutions on 5th July 2001, whereby the Rules of the Strategic Development Committee of China Petroleum & Chemical Corporation, the Rules of the Audit Committee of China Petroleum & Chemical Corporation, and the Rules of the Salary Administration Committee of China Petroleum & Chemical Corporation were considered and passed.

         h. The twelfth meeting of the First Board was held by way of written resolutions on 17th September 2001, whereby the resolution nominating candidates for the office of chairman and directors of Shanghai Saike by Sinopec Corp. was passed; nominating candidates for the office of chairman and directors of Yueyan-Shell Gas Company Ltd. by Sinopec Corp.

         i. The thirteenth meeting of the First Board was held by way of written resolutions on 23rd October 2001, whereby the agreement for Sinopec Shijiazhuang Refining Chemical Company Limited, subsidiary of Sinopec Corp., to transfer its 25% capital contribution in Chemical Fibre Company to Sinopec Group Company (basing on the agreed contribution amount) were considered and passed, and the waiver of the pre-emptive rights by Sinopec Corp. to acquire such capital was passed; the simultaneous shareholdings in Chemical Fibre Company by Sinopec Corp. and Sinopec Group Company will not cause industrial competition was confirmed, and it was further agreed that the restriction on Sinopec Group Company under clause 2.1 of "Agreement to avoid business competition" entered into by Sinopec Corp. and Sinopec Group Company was waived.

         j. The fourteenth meeting of the First Board was held by way of written resolutions on 3rd December 2001, whereby the amended Internal Accounting System of China Petroleum & Chemical Corporation was considered and passed; on the basis of the provision of guarantee by bp East-China Chemical Invesment Company Limited, the provision of a guarantee in both RMB and foreign currencies equal to the loan in respect of the Shanghai-bp ethylene joint venture project (which is equivalent to RMB 6.999 billion) was approved; the provision of a construction completion guarantee in the amount of RMB 3.6561 billion in respect of the loan on the BASF project was approved, subject to the provision by BASF the construction completion guarantee for the project, and at the same time, the provision of a construction completion guarantee for Sinopec Yangzi Petrochemical Company Limited in the amount of RMB
            1.2187 billion in respect of the loan for the Yangzi BASF project was approved; resolution for the personnel adjustments in some of the subsidiaries was passed; conversion of the Sinopec Sales Company Limited (previously stated as a wholly-owned subsidiary of Sinopec Corp.) to be the sales and distribution department of Sinopec Corp. with its management functions unchanged was approved.

         k. The fifteenth meeting of the First Board was held at the headquarters of Sinopec Corp. on 13th December 2001, whereby the anticipated completion of the production operations of the Company for the year 2001 and the report on the production operation arrangements plan for the year 2002 was considered and passed; the anticipated completion of the investment plan of the Company for the year 2001 and the report on the investment plan for the year 2002 was passed; resolution for the self-supervision of standardisation of operations of Sinopec Corp. was passed.

         l. The sixteenth meeting of the First Board was held by way of written resolutions on 30th December 2001, whereby report regarding the Enhancement of the Collection of Receivables from Controlling Shareholders and their Related Parties was considered and passed, and announcements requested by the PRC Securities Regulatory Commission were made.

3.  MEETINGS OF PROFESSIONAL COMMITTEES
    During the report period, the Strategic Development Committee, the Salary Administration Committee and the Audit Committee under the Board of Directors held three meetings, one meeting and two meetings respectively.

    (1) Meeting of the Strategic Development Committee
         a. The first meeting of the First Strategic Development Committee for the year 2001 was held at the headquarters of Sinopec Corp. on 1st March 2001, whereby the feasibility report of the Shanghai Petrochemical 900,000 tonnes per annum ethylene project was considered; the proposal for the investment in the 600,000 tonnes per annum Yangzi-BASF ethylene project was considered and confirmed.

         b. The second meeting of the First Strategic Development Committee for the year 2001 was held at the headquarters of Sinopec Corp. on 21st August 2001, whereby the proposal for a Sino-foreign joint venture investment in the combined refinery ethylene project in Fujian was considered; the plans for the acquisition of Huangdao Oil Depots, acquisition of the ten petrol stations and sales and distribution companies in the southern market and the capital investment in the share capital of Zhongjiaochangjiang Fuel Company were considered; the feasibility report on phase II reconstruction of Qilu Petrochemical Company Limited, and the substitution of coal for oil project in Anqing, Jinling, Zhenhai Chemical Fertilizer were considered.

         c. The third meeting of the First Strategic Development Committee was held at the headquarters of Sinopec Corp. on 29th November 2001, whereby the implementation of the investment plan in fixed assets of the Company for the year 2001 and the plan for 2002 were considered. Briefings on the progress of research in respect of measures to be adopted after the accession of PRC to WTO were received.

    (2)  Meeting of the Salary Administration Committee
         The First Salary Administration Committee held one meeting in 2001 at the headquarters of Sinopec Corp. on 1st March 2001, whereby the Methods for Implementing the Salary of Senior Management of China Petroleum & Chemical Corporation (trial), the Temporary Personal Salary Account Administration for Senior Management of China Petroleum & Chemical Corporation, the Salary for the Year 2000 of Directors, Supervisors and the Secretary to the Board and the Report on the Salary Implementation and Budget for the Year 2001, and the Resolution and Explanations on the Salaries of Senior Management were considered.

    (3)  Meeting of the Audit Committee

         a. The first meeting of the First Audit Committee was held by way of written resolutions on 14th August 2001, whereby the Rules for procedure the Audit Committee was considered and passed.

         b. The second meeting of the First Audit Committee was held at the headquarters of Sinopec Corp. on 22nd August 2001, whereby the preparation of the 2001 interim financial reports and the report of the interim results of KPMG were considered.

4.  CORPORATE GOVERNANCE
    Since its overseas listing in October 2000, Sinopec Corp. has strictly complied with the relevant laws and regulations of the securities regulatory authorities of Hong Kong, the United States and the United Kingdom, and has been continuously improving its corporate governance. Since its domestic listing in August 2001, Sinopec Corp. has placed more emphasis on corporate governance and has been strictly complying with domestic regulatory rules, limiting connected transactions in order in Rasped of avoid industrial competitions, paying due attention to information disclosure and in respect of communication with investors. In doing so, it has further enhanced the level of corporate governance.

    (1)  In respect of shareholders and shareholders' general meetings :
         Sinopec Corp. strictly adheres to the convening and voting procedures under the Memorandum and Articles of Association in respect of convening and holding shareholders' general meetings. Following its domestic listing, lawyers have been invited to attend every shareholders' general meeting and to present legal opinions. Sinopec Corp. strictly adheres to the provisions regarding connected transaction when entering into connected transactions, and enhanced protection of shareholders' interests through independent directors, the Audit Committee and internal control of the Supervisory Committee. During the report period, Sinopec Group Company, the controlling shareholder of Sinopec Corp., being a connected shareholder, abstained from voting as required in the voting on the connected transaction in respect of the acquisition of Sinopec National Star. The diversified shareholdings structure of Sinopec Corp. is favorable to refinement of corporate governance. Certain domestic and overseas institutional investors and strategic investors participated in all the shareholders' general meetings this year, and actively expressed their opinions thereat. The controlling shareholder of Sinopec Corp. exercised its rights as capital contributor strictly in accordance with the law. Sinopec Corp. and its controlling shareholder implemented independence between their staff, assets and finance, as well as organisation and operations, whereby they are audited independently and they undertake their own liabilities and risks.

    (2) In respect of Directors and the Board of Directors: During the reporting period, Messers. Wang Yi and Zhang Enzhao were elected as new directors of Sinopec Corp. The number of board members increased to 12 and the number of external Directors increased to 6, comprising 3 independent Directors. The professional composition and the general standard of board of directors was improved. During the report period, all independent Directors participated in the twelve Board meetings convened by Sinopec Corp. Independent Directors have fulfilled their duties in accordance with the requirements of the relevant laws and regulations, participated in the decision making of Sinopec Corp. diligently and responsibly, and they expressed independent opinions on the major issues of Sinopec Corp. and safeguarded the interests of Sinopec Corp. and all its shareholders; three Professional Committees, namely the Strategic Development Committee, the Salary Administration Committee and the Audit Committee have been set up under the Board of Directors of Sinopec Corp., and have been operational; Directors of Sinopec Corp. have been faithfully fulfilled their duties in accordance with the provisions in the Memorandum and Articles of Association and Appendix 14 of the Code of Best Practice for Board of Directors.

    (3) In respect of Supervisors and the Supervisory Committee : of the eight members of the Supervisory Committee of Sinopec Corp., two are qualified financial expertise. The Supervisory Committee of Sinopec Corp. have fulfilled their duties in their best efforts in accordance with the Rules of Procedure of the Supervisory Committee, and have supervised the Directors, managers and other senior management in compliance with the laws and regulations and have accordingly fulfilled their duties.

    (4) In respect of its system for appraisal, incentive and check and balance : Sinopec Corp. has established a system for appraisal, incentive and check and balance in respect of its senior management, which is fair and transparent. Efforts have been made to improve the system from time to time. It has also drawn up and implemented incentive policies such as the Performance Evaluation and Remunerations Incentive Scheme for the Senior Management Compensation System of Sinopec Corp., the Share Appreciation Rights Scheme of Sinopec Corp., and the Conditions for the Implementation of the Initial Granting of Share Appreciation Rights Scheme of Sinopec Corp.

    (5) In respect of interested parties : Sinopec Corp. has paid full respect to and safeguard the lawful interests of other interested parties such as consumers, creditors and staff. It also emphasises on environmental protection and public welfare, and aims at advancing the continuous and healthy development of the Company in its joint efforts with the interested parties.

    (6) In respect of information disclosure and enhancement of transparency: the Secretary to the Board of Sinopec Corp. is responsible for the disclosure of information, the reception of visits by shareholders and handling enquiries. The Secretary to the Board carried out information disclosure truly, accurately, completely and timely in strict compliance with the laws and regulations and the Memorandum and Articles of Association. Sinopec Corp. has set up investor liaison offices in Hong Kong and in New York, USA, it has drawn up and implemented a series of investor service plans aiming at improving corporate transparency. At the same time, care has also been taken in searching and analysing reports prepared by securities analysts on the Company and the opinions of investors to the Company, thereby giving feed-backs to the management of Sinopec Corp. in respect of investors' opinions regularly every month. They were selectively adopted in the Company's operation. During the report period, Sinopec Corp. held large-scaled presentations and press conferences in respect of its interim results for the years 2000 and 2001, as well as individual meetings with both domestic and overseas fund managers. In June 2001, Sinopec Corp. was accredited with the PRC Company having the Best Investor Relationship award by Asian Finance, and the 2000 Annual Report of Sinopec Corp. was accredited as the Best Annual Report in Asia by CFO Asia.

         In 2003, as the term of office of the first Board of Sinopec Corp. will come to an end, it will prepare for the change of members of the Board and nomination of directors. At present, Sinopec Corp. will make further improvements in respect of the requirements by the Memorandum Articles of Association, Rules of the Shareholders General Meeting, Rules of Procedure of the Board of Directors, Rules of Procedure of the Supervisory Committee, Manual for the President and Management of Information Disclosure by taking into account of the Governance Standards for Listed Companies, Guiding Notes on Articles of Association of Listed Companies, Guiding Opinions in respect of Promoting Independent Directors' System by Listed Companies, and Requisite Terms of Overseas Listed Companies issued by CSRC, Consultation Paper on Proposed Amendments to the Listing Rules Relating to Corporate Governance Issues issued by the Hong Kong Exchange and Clearing Limited, which will be presented to an extraordinary shareholders' meeting to be considered and approved upon the change of First Board in 2003, in order to formulate and implement the policies at the same time and thereby seeking to further enhance its corporate governance.

5.  RESULTS
    Results of the Company for the year ended 31st December 2001 prepared under IAS and its financial position as at that date and its analysis are set out on page 111 to page 143 in this Annual Report.

6.  DIVIDEND
    The Board of Directors of Sinopec Corp. proposes to declare a final dividend for the year ended 31st December 2001 of RMB 0.08 per share, with a total of RMB 6.936 billion. The allocation proposal shall be submitted for consideration at the 2001 Annual General Meeting. Details of the dividend allocation of Sinopec Corp. are set out on Disclosure of Significant Events No. 6 in this Annual Report. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollars to Renminbi as announced by the People's Bank of China during the week prior to the date of declaration of dividends.

    Generally, an individual shareholder of H shares or holder of American Depository Receipts (ADR) who is resident and domiciled in the UK, will be liable to UK income tax on dividends received from Sinopec Corp. Where a shareholder of H shares receives dividends from Sinopec Corp. without deduction of tax, the amount included as income for the purposes of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate rate (currently 10 % in the case of a basic rate of a taxpayer of lower rate, and 32.5 % in the case of a taxpayer of higher rate). Where tax is withheld from the dividend, credit will be given against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. Sinopec Corp. would assume responsibility for withholding tax at source within the PRC if such a withholding is required. The current UK-Chinese Double Taxation Agreement provides that the maximum withholding tax on dividends from a Chinese resident companies paid to UK residents is 10 % of the gross dividend.

    UK resident shareholders of H shares or holders of ADR who are individuals not domiciled in the UK will only be liable to income tax on any dividend from Sinopec Corp. to the extent that it is remitted to the UK.

    Generally, a shareholder or a holder of ADRs which is a UK tax resident company will be liable to UK corporation tax on dividends received from Sinopec Corp., with double tax relief available for withholding tax imposed. In certain cases (not to be discussed here), a shareholder of H shares or a holder of ADRs which is a UK tax resident company may be entitled to relief for "underlying" tax paid by Sinopec Corp. or its subsidiaries.

7.  MAJOR SUPPLIERS AND CUSTOMERS
    The total purchase of the five largest suppliers represented 36.5% of the total purchase of the Company. Sales to the five largest customers of the Company represented 17% of the total annual sales of the Company.

    During the report period, none of the Directors, Supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. have any interest in any of the above major suppliers and customers.

8.  BANK LOANS AND OTHER BORROWINGS
    Details of bank loans and other borrowings of the Company as at 31st December 2001 are set out in note 26 on the accounts prepared under IAS in this Annual Report.

9.  FIXED ASSETS
    During the report period, changes to the fixed assets of the Company are set out in note 17 on the accounts prepared under IAS in this Annual Report.

10. RESERVES
    During the report period, changes to the reserves of the Company are set out in note 30 on the accounts prepared under IAS in this Annual Report.

11. DONATIONS
    During the report period, donations made for charitable purposes amounted to approximately RMB62 million.

12. PREEMPTIVE RIGHTS
    Pursuant to the Memorandum and Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue to its existing shareholders in proportion to their shareholdings.

13. PURCHASE, SALE AND REDEMPTION OF SHARES
    During the report period, the Company has not purchased, sold or redeemed any securities of Sinopec Corp.

By Order of the Board
Li Yizhong
Chairman

Beijing, the PRC, 28th March, 2002




REPORT OF THE SUPERVISORY COMMITTEE

To all shareholders :

During the report period, all members of the Supervisory Committee have faithfully fulfilled their supervising duties to safeguard the interests of Sinopec Corp. and its shareholders in accordance with the Company Law of the People's Republic of China and the Memorandum and Articles of Association of Sinopec Corp.

During the report period, the Supervisory Committee convened five meetings. At the fifth meeting of the finding of the First Supervisory Committee held on 2nd March 2001, members of the Committee were reported on the findings of the site investigations and inspections conducted by some of the members at Sinopec Corp.'s Shanghai Gaojiao Branch and Jiangsu Oilfield Branch. At the sixth meeting held on 12th April 2001, the Committee considered a report by Sinopec Corp.'s Finance Department on the 2000 final financial results and the auditors' report prepared by KPMG. After consideration, the Committee approved the 2000 Report of the Supervisory Committee of Sinopec Corp. The Committee was also reported on findings of the site investigations and inspections conducted by some of the members at Sinopec Corp.'s Jiangxi Petroleum Branch. At the seventh meeting held on 11th June 2001, the Committee was reported on inspection carried out by some of its members on the internal supervisions system of several major companies in Germany and the United States. At the eighth meeting held on 23rd and 24th August 2001, the Committee considered The Report on the Operating Results and Financial Position of Sinopec Corp. for the first half of 2001 and the interim review report prepared by KPMG in respect of Sinopec Corp.'s interim financial statements, and reviewed and verified the 2001 Interim Financial Statement of Sinopec Corp. and the 2001 Interim Report of Sinopec Corp. A resolution approving the same was passed. The Committee was also briefed on the findings of site investigations and inspections conducted by some of its members at Sinopec Corp.'s Jinan Branch and Shandong Petroleum Branch. At the ninth meeting held on 14th December 2001, the Committee reviewed and agreed the "Standardized operation questionnaire of Sinopec Corp." passed by the Board of Supervisory Committee, and a resolution approving the same was passed. The Committee was also briefed on the findings of site investigations and inspections conducted by some of its members at Sinopec Corp.'s Anhui Petroleum Branch and Anqing Branch.

In the opinion of the Supervisory Committee, Sinopec Corp.'s operations in 2001 were in strict compliance with the operation principles of standardization, precision and integrity. First, Sinopec Corp. made amendments to its Internal Accounting System based on the Enterprise Accounting Principles and Enterprise Accounting System laid down by the Ministry of Finance of the PRC, together taking into account the internal management system and internal management requirements of Sinopec Corp. and the IAS. Secondly, the Company established a co-ordination channel between the senior and the junior levels in respect of its operation and production, which centralised the decision-making process of the Company in accordance with the Company Law of the People's Republic of China, the relevant laws and regulations of the State together with the requirements of both domestic and overseas securities regulatory authorities and the provisions of the Memorandum and Articles of Association of Sinopec Corp.; in respect of fixed assets investments, it adheres firmly to the principle of Centralised decision-making and based on any income that is available to the Company. Thirdly, the Directors, President and senior management of Sinopec Corp. adhere to the principles of hard working and integrity, and faithfully carry out business operations aiming at maximising the interests of the Company. The Committee was not aware of any violation of laws, regulations and the Memorandum and Articles of Association of Sinopec Corp., or anything that was harmful to the interests of Sinopec Corp. or any infringement of the shareholders' interests caused by the above personnel during the discharge of their duties in the report period.

The Supervisory Committee has thoroughly reviewed the relevant information including the unqualified financial reports for 2001 issued by domestic and international auditors, which are to be submitted to the Annual General Meeting by the Board of Directors. The Supervisory Committee is of view that the financial statements for 2001 has been prepared in compliance with the PRC Accounting Rules and Regulations and the IAS, and the accounting policy has been consistent. In this year, Sinopec Corp. achieved a sales revenue and other operating revenue of RMB318.471 billion, the cash operation cost and expenditure on its four segments, namely, oil-fields, refineries, chemicals and marketing and distribution have reached their respect annual targets, and under PRC Accounting Rules and Regulations and International Accounting Standards, the Company achieved a net profit of RMB14.018 billion and RMB16.025 billion, respectively. The figures in the statements truly and fairly reflect the financial position and operating results of Sinopec Corp.

In the first half of 2001, Sinopec Corp. issued 2.8 billion A shares, raising a total of RMB 11.816 billion in proceeds, and applied RMB 6.446 billion in cash for the acquisition of Sinopec National Star, which is in line with the undertakings stated in the prospectus and the consideration paid was in accordance with the property valuation by the independent valuer. The Supervisor Committee is of the opinion that the acquisition price is fair and reasonable, and neither the minority shareholders were prejudiced nor it caused a reduction of the assets Sinopec Corp. In addition, through the acquisition of Sinopec National Star, it has further strengthened the capability of Sinopec Corp. in the area of gas and oil exploration and its overall risk resistance.

The Supervisory Committee conducted studies and investigations on the connected transactions made by some of the subsidiaries of Sinopec Corp. It considers that the connected transactions are in compliance with the principles of "Standardization, Fairness and Transparency" and has not prejudiced the interests of Sinopec Corp.

Pursuant to the PRC Accounting Rules and Regulations, the net profit achieved for the period was 22.2% lower than the forecast figures. In this regard, the Supervisory Committee agrees with the explanations presented by the Board of Directors of Sinopec Corp. The Supervisory Committee is of the opinion that in 2001, Sinopec Corp. operated in severe market conditions. However, through the concerted efforts of the whole company to adopt proactive countermeasures, costs of Sinopec Corp. have been reduced and markets have been expanded, and by more thorough reforms and strengthened management, it was able to obtain satisfactory operating results.

In the year ahead, the Supervisory Committee of Sinopec Corp. will focus on the effectiveness of the use of proceeds, the research and investigations on the investment operations of fixed assets, the review on all the activities, and will further strengthen its supervision and investigations on the Company's financial condition. Based on the principle of moving ahead in an aggressive spirit and bona fides, it will perform its supervisory functions thoroughly and promote the growth of profit of the Company for 2002 and safeguard the interests of shareholders.


Yu Qingbo
Chairman of the Supervisory Committee

Beijing, the PRC, 28th March, 2002




DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

I.  General Information on Directors, Supervisors and Senior Management

    (1)  Directors
         Li Yizhong, 56, Chairman of the Board of Directors of Sinopec Corp.. Mr. Li is also President of China Petrochemical Corporation. Mr. Li graduated from Beijing Petroleum Institute in July 1966 specialising in refining engineering. Mr. Li is a professor level senior engineer and has over 30 years' management experience in China's petroleum and petrochemical industry. From December 1984 to August 1987, Mr. Li was President of Qilu Petrochemical Company. From August 1987 to August 1997, Mr. Li was Vice President and then Managing Vice President of the ministerial level enterprise of China Petrochemical Corporation before the industry reorganisation ("Old Sinopec"). From August 1997 to April 1998, Mr. Li served as Chairman and President of China East United Petrochemical Group Company Limited, and Chairman of Yizheng Chemical Fibre Company Limited. Mr. Li has been President of China Petrochemical Corporation since April 1998. Mr. Li was elected as Director and Chairman of the Board of Directors of Sinopec Corp. in February 2000.

         Chen Tonghai, 53, Vice Chairman of the Board of Directors of Sinopec Corp.. Mr. Chen is also Vice President of China Petrochemical Corporation. Mr. Chen graduated from Northeastern Petroleum Institute in September 1976 specialising in exploration engineering. Mr. Chen is a senior economist. He has extensive experience in petrochemical industry administration and macro-economic management. From March 1983 to December 1986, Mr. Chen was Head of Zhenhai Petroleum and Petrochemical Plant under Old Sinopec. From December 1986 to January 1994, Mr. Chen served as Deputy Mayor, Acting Mayor and Mayor of Ningbo City, Zhejiang Province. From January 1994 to April 1998, Mr. Chen served as Vice Minister of the State Development and Planning Commission. Mr. Chen served as Vice President of China Petrochemical Corporation since April 1998. Mr. Chen was elected as Director and Vice Chairman of the Board of Directors of Sinopec Corp. in February 2000.

         Wang Jiming, 59, Director and President of Sinopec Corp. Mr. Wang graduated from China Eastern Chemical Institute in September 1964 specialising in petroleum refining. Mr. Wang is a professor level senior engineer with over 30 years' management experience in petroleum and petrochemical industry. From November 1984 to June 1993, Mr. Wang served as Vice President, Acting President and President of Shanghai Petrochemical General Plant under Old Sinopec. Mr. Wang served as Chairman and President of Shanghai Petrochemical Company Limited from June 1993 to February 1994. He served as Vice President and Chairman of Shanghai Petrochemical Company under Old Sinopec from February 1994 to April 1998. Mr. Wang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Wang is President of Sinopec Corp. and was also elected as Director in February 2000.

         Mou Shuling, 57, Director and Vice President of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum exploration engineering. Mr. Mou is a professor level senior engineer and has over 30 years' management experience in China's petroleum industry. From February 1992 to April 1997, Mr. Mou served as Deputy Director and Director of Petroleum Exploration Bureau of Jiangsu Province. From April 1997 to April 1998, Mr. Mou served as Director of Shengli Petroleum Administration Bureau. Mr. Mou served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Mou is Vice President of Sinopec Corp. and was also elected as Director in February 2000.

         Zhang Jiaren, 57, Director, Vice President and Chief Financial Officer of Sinopec Corp.. Mr. Zhang graduated from Hefei Industrial University in July 1966 specialising in electrical engineering. Mr. Zhang is a professor level senior economist with over 30 years' management experience in petrochemical industry. From August 1987 to July 1994, Mr. Zhang served as Vice President and President of Zhenhai Petroleum and Petrochemical Plant under Old Sinopec. From July 1994 to April 1998, Mr. Zhang served as Chairman and President of Zhenhai Refining and Petrochemical Company. Mr. Zhang served as Vice President of China Petrochemical Corporation from April 1998 to February 2000. Mr. Zhang is Vice President of Sinopec Corp. and was also elected as Director and Chief Financial Officer of Sinopec Corp. respectively in March 2000.

         Cao Xianghong, 56, Director and Vice President of Sinopec Corp.. Mr. Cao graduated from Nanjing Petrochemical Institute in July 1967 specialising in macro molecular chemistry. Mr. Cao is a professor level senior engineer and an academician of the China Academy of Engineering. Mr. Cao has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, Mr. Cao served as Vice President and Chief Engineer of Beijing Yanshan Petrochemical Company under Old Sinopec. From August 1997 to February 2000, Mr. Cao served as President and Chairman of Beijing Yanshan Petrochemical Company Limited and Chairman of Beijing Yanhua Petrochemical Company Limited. Mr. Cao is Vice President of Sinopec Corp. and was also elected as Director in February.

         Wang Yi, 45, Director of Sinopec Corp.. Mr. Wang graduated from Peking University majoring in Chinese history in July 1982. He then obtained a postgraduate degree from Peking University in contemporary Chinese history in November 1984. In January 1998, Mr. Wang obtained a doctorate degree in economics from Southwest Finance University. Mr. Wang was engaged in policy research, financial securities administration and management over a long period of time, and has accumulated extensive experience in these areas. From October 1985 to September 1992, he was Secretary of Bureau of Government Offices Administration of the State Council. From September 1992 to October 1995, he was Deputy Director of Office of Securities Commission under the State Council. From October 1995 to January 1999, he was Vice Chairman of China Securities Regulatory Commission ("CSRC"). He has been Vice President of China Development Bank since January 1999. Mr. Wang was elected as Director of Sinopec Corp. in August 2001.

         Zhang Enzhao, 55, Director of Sinopec Corp.. Mr. Zhang graduated from Fudan University in Finance in July 1984. He is a field economist. Mr. Zhang has been working in the financial management field for many years, and has accumulated extensive experience in this area. From July 1984 to January 1986, he was Vice President of China Investment Bank Shanghai Branch. From January 1986 to June 1987, he was the Vice President of China Construction Bank Shanghai Branch. From June 1987 to September 1999, he was President of China Construction Bank Shanghai Branch. From September 1999 to January 2002, he was Vice President of China Construction Bank. He has been President of China Construction Bank since January 2002. Mr. Zhang was elected as Director of Sinopec Corp. in August 2001.

         Chen Qingtai, 64, Independent Non-executive Director of Sinopec Corp.. Mr. Chen graduated from Tsinghua University in February 1964 specialising in power and dynamics engineering. Mr. Chen is a researcher and a well-known economist in China. From October 1982 to July 1992, Mr. Chen was Chief Engineer, President and Chairman of China No. 2 Automobile Works. From July 1992 to April 1993, Mr. Chen served as Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, Mr. Chen served as Deputy Director of State Economic and Trade Commission. Mr. Chen has been Vice Minister of State Council Development and Research Center since March 1998. Mr. Chen was elected as Independent Non-executive Director of Sinopec Corp. in February 2000.

         Liu Guoguang, 78, Independent Non-executive Director of Sinopec Corp.. Mr. Liu is a well-known economist in China and is a Standing Committee Member of the 8th National People's Congress. Mr. Liu graduated from National Southwestern United University in 1946 specialising in economics. He later attended and graduated from Graduate School of Moscow National Institute of Economics in 1955, where he obtained a researcher qualification and doctorate degree. From 1955 to 1982, Mr. Liu served as Researcher and Vice President of Economic Research Institute of China Academy of Social Science. Mr. Liu also served as Deputy Director of the National Statistics Bureau etc. From 1982 to 1983 Mr. Liu served as Vice Chancellor of China Academy of Social Science and President of Economic Research Institute of China Academy of Social Science. Since 1993, Mr. Liu has been a special consultant of China Academy of Social Science. Mr. Liu was elected as Independent Non-executive Director of Sinopec Corp. in February 2000.

         Ho Tsu Kwok Charles, 52, Independent Non-executive Director of Sinopec Corp.. Mr. Ho is President and Director of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. Mr. Ho is also Chairman and Director of Global China Investments Limited, a joint-venture with a Canadian provincial government pension fund, the Ontario Municipal Employees Retirement System. He is responsible for devising investment and management strategies of Global China Investments Limited. Mr. Ho is Honorary Chairman and a non-executive director of Sing Tao Holdings Limited, and a non-executive director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. Mr. Ho is also a member of the Chinese People's Political Consultative Conference and a member of Economic Consultative Advisor to Shandong provincial government. He is a member of the Board of Trustee of the University of International Business and Economics of China and Honorary member of the Board of Trustee of Peking University and Chinese University of Hong Kong. Mr. Ho was elected as Independent Non-executive Director of Sinopec Corp. in June 2000.

         Huang Min, 58, Employee Representative Director of Sinopec Corp. Ms. Huang graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum exploration engineering. She is a professor level economist. Ms. Huang has extensive experience in personnel and labour management in petroleum industry. Ms. Huang has been President of the Labour Union of Shengli Petroleum Administration Bureau since December 1992. She was elected as Director of Sinopec Corp. in February 2000 to represent the employees.

    (2)  Supervisors Yu Qingbo, 64, Chairman of the Supervisory
         Committee of Sinopec Corp. Mr. Yu graduated from Harbin Military Engineering Institute in April 1964 specialising in automation. Mr. Yu is a professor level senior economist. He has extensive experience in personnel supervision and management. From August 1983 to September 1995, Mr. Yu served as Deputy Director of the General Administrative Office and Deputy Secretary General of the Department of Central Organization. From September 1995 to July 2001, Mr. Yu was Director of Disciplinary Supervisory Committee of Old Sinopec and China Petrochemical Corporation. Mr. Yu was elected as Supervisor and Chairman of the Supervisory Committee of Sinopec Corp. in February 2000.

         Wang Zuoran, 51, Supervisor of Sinopec Corp.. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. Mr. Wang is a professor level economist and he has extensive experience in the management of petrochemical industry. From July 1994 to February 2000, Mr. Wang served as Deputy Director and Chief Officer of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, Mr. Wang was an assistant to President of China Petrochemical Corporation. Mr. Wang has been Director of Disciplinary Supervision Committee of China Petrochemical Corporation since July 2001. He was elected as Supervisor of Sinopec Corp. in February 2000.

         Zhang Chongqing, 57, Supervisor of Sinopec Corp.. Mr. Zhang graduated from China University of Science and Technology in July 1967 specialising in macro molecular chemistry. He is a professor level economist. From April 1991 to February 1993, Mr. Zhang served as Deputy President of Planning Institute of Old Sinopec. From February 1993 to December 1998, Mr. Zhang served as Deputy Director and Director of General Administrative Office of Old Sinopec. Mr. Zhang has been Director of General Administrative Office of China Petrochemical Corporation since December 1998. Mr. Zhang was elected as Supervisor of Sinopec Corp. in February 2000.

         Wang Peijun, 56, Supervisor of Sinopec Corp.. Mr. Wang graduated from Northeastern Petroleum Institute in July 1970 specialising in oil and gas field engineering. He is a professor level senior economist. From June 1989 to August 1991, Mr. Wang was Head of Qilu Petroleum and Petrochemical Company under Old Sinopec. From August 1990 to December 1998, he served as Deputy Director and Director of the Human Resource Department of Old Sinopec. Since December 1998, Mr. Wang has been Director of the Human Resource Department of China Petrochemical Corporation. Mr. Wang was elected as Supervisor of Sinopec Corp. in February 2000.

         Wang Xianwen, 57, Supervisor of Sinopec Corp.. Mr. Wang graduated from Jilin University in July 1968 specialising in chemistry. He is a professor level senior economist. From April 1984 to March 1990, Mr. Wang served as Deputy Manager of Jinzhou Petrochemical Company of Old Sinopec. From March 1990 to December 1998, Mr. Wang served as Deputy Director and Director of Old Sinopec's Auditing Bureau. Mr. Wang has been Director of China Petrochemical Corporation's Auditing Bureau since December 1998. Mr. Wang was elected as Supervisor of Sinopec Corp. in February 2000.

         Hou Shaojian, 59, Supervisor of Sinopec Corp.. Mr. Hou graduated from Shandong University in July 1967 specialising in chemistry. He is a professor level senior economist. Mr. Hou previously served as Deputy Director of Lanzhou Chemical Industrial Company and President of Urumqi Petrochemical Works under Old Sinopec from June 1983 to March 1997. From March 1997 to March 2001, Mr. Hou was Deputy Director of Disciplinary Supervision Committee and Director of Supervisory Bureau of Old Sinopec and China Petrochemical Corporation. Since March 2001, Mr. Hou has been a researcher of the Supervisory Bureau of China Petrochemical Corporation. Mr. Hou was elected as Supervisor of Sinopec Corp. in February 2000.

         Jiang Baoxing, 56, Employee Representative Supervisor of Sinopec Corp.. Mr. Jiang graduated from Shanghai Television University in September 1987, specialising in political science and administration. He is a senior economist. Mr. Jiang was Chairman of the Labor Union of Shanghai Petrochemical General Plant from August 1990 to June 1993. Mr. Jiang has been Chairman of the Labor Union and an executive director of Shanghai Petrochemical Company Limited since June 1993. Mr. Jiang was elected as Employee Representative Supervisor of Sinopec Corp. in February 2000.

         Cui Jianmin, 69, Independent Supervisor of Sinopec Corp. Mr. Cui graduated from the Renmin University of China in October 1962 specialising in planning. Mr. Cui is a senior auditor and has extensive management experience in audit and finance fields. From June 1983 to April 1985, Mr. Cui served as Director of Industry and Transportation Bureau of State Audit Office. Since April 1985, Mr. Cui has been Deputy Auditor-General and Managing Deputy Auditor-General of State Audit Office. Mr. Cui is now Chairman of the Chinese Certified Public Accountants Association. Mr. Cui was elected as Independent Supervisor of Sinopec Corp. in February 2000.

  (3)    Other Members of the Senior Management
         Wang Tianpu, 39, Vice President of Sinopec Corp. Mr. Wang graduated from Qingdao Chemical Institute specialising in fundamental organic chemistry in July 1985. He then graduated from Dalian Science and Technology University in July 1996 and obtained a master's degree in business administration. He is a professor level senior engineer, and has accumulated extensive experience in production management in petrochemical industry. From March 1999 to February 2000, he was Vice President of Qilu Petroleum and Petrochemical Company under Old Sinopec. From February 2000 to September 2000, he was Vice President of China Petroleum & Chemical Corporation Qilu branch company. From September 2000 to August 2001, he was President of China Petroleum & Chemical Corporation Qilu branch company. Mr. Wang was appointed as Vice President of Sinopec Corp. in August 2001.

         Zhang Honglin, 59, is Secretary to the Board of Directors of Sinopec Corp. Mr. Zhang graduated from Nanjing Chemical Institute in July 1967 specialising in chemical machinary engineering. Mr. Zhang is a professor level senior economist. From August 1986 to August 1988, Mr. Zhang served as Head of Research Institute of Petroleum and Petrochemical Industrial Science of Old Sinopec. From August 1988 to May 1997, Mr. Zhang served as Deputy Director of Enterprise Management Department and President of Shanlong Economic Development Company under Old Sinopec. From May 1997 to November 1997, Mr. Zhang was Director of Old Sinopec's Assets Operation and Management Department. From November 1997 to June 1998, he served as a director and Vice President of China Eastern United Petrochemical Group Company Limited. From June 1998 to December 2001, Mr. Zhang has been Director of China Petrochemical Corporation's Assets Operation and Management Department, Enterprise Reforming Department, and Director of Sinopec Corp.'s the Secretarial Board of the Board of Directors. Mr. Zhang was appointed company secretary to the Board of Directors of Sinopec Corp. in February 2000.

   (4)   Newly Elected Directors and Appointment of Executive Officers
         At the Second Extraordinary General Meeting of 2001 of Sinopec Corp. held on 24th August 2001, Mr. Wang Yi and Mr. Zhang Enzhao were elected as Director of Sinopec Corp. respectively.

         The President of Sinopec Corp. nominated Wang Tianpu as Vice President of Sinopec Corp. during the 10th meeting of the First Board of Directors held on 24th August 2001.

  (5) Details of Sinopec Corp.'s Current Session Directors, Supervisors and Other Members of the Senior Management:

         Directors

                                                           Positions  with                    Paid (P) or      Sinopec Corp.'s
       Name                  Gender    Age                   Sinopec Corp.   Term of Office    Unpaid (U)        Shares Held
                                                                                                            (as at 31st December)
                                                                                                               2000         2001
----------------------------------------------------------------------------------------------------------------------------------
       Li Yizhong                 M     56                 Chairman of the    2000.2-2003.2             P         0            0
                                                        Board of Directors
       Chen Tonghai               M     53                Vice Chairman of    2000.2-2003.2             P         0            0
                                                    the Board of Directors
       Wang Jiming                M     59             Director; President    2000.2-2003.2             P         0            0
       Mou Shuling                M     57        Director; Vice President    2000.2-2003.2             P         0            0
       Zhang Jiaren               M     57    Director; Vice President and    2000.2-2003.2             P         0            0
                                                   Chief Financial Officer
       Cao Xianghong              M     56        Director; Vice President    2000.2-2003.2             P         0            0
       Wang Yi                    M     45                        Director    2001.8-2003.2             U         0            0
       Zhang Enzhao               M     55                        Director    2001.8-2003.2             U         0            0
       Chen Qingtai               M     64            Independent Director    2000.2-2003.2             U         0            0
       Liu Guoguang               M     78            Independent Director    2000.2-2003.2             U         0            0
       Ho Tsu Kwok Charles        M     52            Independent Director    2000.6-2003.2             U         0            0
       Huang Min                  F     58         Employee Representative    2000.2-2003.2             P         0            0
                                                                  Director


       Note: Mr. Wang Yi and Mr. Zhang Enzhao receive salary from China
             Development Bank and the China Construction Bank respectively.



       Supervisors

                                                       Positions with                    Paid (P) or         Sinopec Corp.Os
       Name             Gender       Age                Sinopec Corp.   Term of Office    Unpaid (U)           Shares Held
                                                                                                          (as at 31st December)
                                                                                                             2000         2001
----------------------------------------------------------------------------------------------------------------------------------
       Yu Qingbo             M        64              Chairman of the    2000.2-2003.2             P            0            0
                                                Supervisory Committee
       Wang Zuoran           M        51                   Supervisor    2000.2-2003.2             P            0            0
       Zhang Chongqing       M        57                   Supervisor    2000.2-2003.2             P            0            0
       Wang Peijun           M        56                   Supervisor    2000.2-2003.2             P            0            0
       Wang Xianwen          M        57                   Supervisor    2000.2-2003.2             P            0            0
       Hou Shaojian          M        59                   Supervisor    2000.2-2003.2             P            0            0
       Jiang Baoxing         M        56      Employee Representative    2000.2-2003.2             P            0            0
                                                           Supervisor
       Cui Jianmin           M        69       Independent Supervisor    2000.4-2003.2             U            0            0

       Other Members of the Senior Management

                                                       Positions with                    Paid (P) or         Sinopec Corp.Os
       Name             Gender       Age                Sinopec Corp.   Term of Office    Unpaid (U)           Shares Held
                                                                                                          (as at 31st December)
                                                                                                             2000         2001
----------------------------------------------------------------------------------------------------------------------------------
       Wang Tianpu           M        39                  Vice President           2001.8          P            0            0
       Zhang Honglin         M        59                Secretary to the    2000.2-2003.2          P            0            0
                                                      Board of Directors


II. INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER MEMBERS OF THE SENIOR MANAGEMENT IN THE SHARE CAPITAL OF SINOPEC CORP. None of the directors or supervisors or senior management or any of their spouses or children under age of 18 had, as at 31st December 2001, any interests in any shares or debentures of Sinopec Corp. or its associated corporations (within the meaning of the SDI Ordinance) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in Sinopec Corp. or its associated corporations (as defined) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of supervisors, which would be required to be notified as described above as if they were directors.

III.   DIRECTORS' OR SUPERVIOSRS' INTERESTS IN CONTRACTS

       None of the Directors nor the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party subsisted at 31st December 2001 or at any time during the year.

       No Director has entered into any service contracts with Sinopec Corp. which is not terminable by Sinopec Corp. within one year without payment other than statutory compensation.

IV. Salaries of Directors, Supervisors and Members of the Senior Management Besides fair and highly transparent performance and efficiency assessment standards, Sinopec Corp. has also established a reward and supervision system, and improves these standards and system from time to time. Sinopec Corp. formulated and adopted initiative policies such as the Performance Evaluation and Remunerations Incentive Scheme for the Senior Management Compensation System of Sinopec Corp., the Share Appreciation Rights Scheme of Sinopec Corp., and the Conditions for the Implementation of the Initial Granting of Share Appreciation Rights Scheme of Sinopec Corp..

       During the period under review, stock value-added options were still subject to moratorium provisions, and no stock value-added options were exercise. As affected by the operating results of the Company, performance rewards granted to the senior management dropped to various extent compared with last year. The senior management were paid according to the current basic salary.

       During the period under review, directors in office (excluding directors and independent non-executive directors who do not hold any working post with the Company), supervisors (excluding independent supervisors) and senior management were paid RMB1,538,200 in annual emoluments. The three highest paid directors and senior management respectively received RMB370,000 and RMB402,300 emoluments in total. Independent Non-executive Directors Mr. Chen Qingtai, Mr. Liu Guoguang, Mr. Ho Tsu Kwok Charles and Independent Supervisor Mr. Cui Jianmin received RMB16,000 director's fee respectively. Directors Mr. Wang Yi and Mr. Zhang Enzhao are not paid any emolument by Sinopec Corp.

       During the period under review, amongst 16 directors (excluding directors and independent non-executive directors, supervisors (excluding independent supervisors) and senior management who are in office, one of them received annual emoluments above RMB150,000, 2 of them received annual emoluments RMB100,000 to RMB150,000, and 13 of them received RMB50,000 to RMB100,000.

V. The ComPany'S Employees As at 31st December 2001, the Company had a total 443,808 employees, details are shown as follows:

       Breakdown according to operation departments structure (unit: persons)

                                                           Number of       Percentage to
                                                            Employee     Total Workforce
------------------------------------------------------------------------------------------
    Exploration and Development                              155,035               35.0%
    Refinery                                                  86,564               19.5%
    Marketing and Distribution                                95,778               21.6%
    Chemicals                                                101,353               22.8%
    Technical Research and Others                              5,078                1.1%
    Total                                                    443,808                100%

    Breakdown according to functions (unit: persons)

                                                           Number of       Percentage to
                                                            Employee     Total Workforce
------------------------------------------------------------------------------------------
    Production                                               194,463               43.8%
    Sales                                                     94,476               21.3%
    Technical                                                 51,005               11.5%
    Finance                                                   11,515                2.6%
    Administration                                            36,004                8.1%
    Others                                                    56,345               12.7%
    Total                                                    443,808                100%

    Breakdown according to education level (unit: persons)

                                                           Number of       Percentage to
                                                            Employee     Total Workforce
------------------------------------------------------------------------------------------
    Master's degree or above                                   2,451                0.6%
    University                                                42,768                9.6%
    Tertiary education                                        64,965               14.6%
    Technical/polytechnic school                              53,974               12.2%
    Secondary, technical/polytechnic school or below         279,650               63.0%
    Total                                                    443,808                100%

VI.    EMPLOYEE'S RETIREMENT SCHEME

       Details of the employee's retirement scheme of the Company are set out in note 33 on the accounts prepared under IAS in this Annual Report.

       As at 31st December 2001, the Company had a total of 87,643 retired employees, and all of them have participated in pension schemes administered by provincial (autonomous and municipality) governments. Government-administered pension schemes are responsible for the payments of pensions.


Principal wholly-owned and non wholly-owned Subsidiaries

As at 31st December 2001, details of the principal wholly-owned and non wholly-owned subsidiaries of the Company are as follows:


                                  Percentage of
                                  Registered          equity
                                  share capital/      held by the     Total
                                  capital             Company         assets         Net profit/(loss)
 Name of Company                  millions               %         RMB millions      RMB millions      Principal activities
--------------------------------------------------------------------------------------------------------------------------------
 Sinopec Shengli Oilfield         RMB29,000             100.00           47,081                9,362   Exploration and production
   Company Limited                                                                                     of crude oil and natural
                                                                                                       gas

 Sinopec Sales Company Limited    RMB420                100.00           11,503                1,426   Marketing and distribution
                                                                                                       of refined petroleum
                                                                                                       products

 Sinopec Shanghai                 RMB7,200               55.56           24,770                   72   Manufacturing of synthetic
   Petrochemical Company                                                                               fibres, resin and plastics,
   Limited                                                                                             intermediate petrochemical
                                                                                                       products and petroleum
                                                                                                       products

 Sinopec Beijing Yanhua           RMB3,374               70.01           10,971                (283)   Manufacturing of chemical
   Petrochemical Company                                                                               products
   Limited

 Sinopec Yangzi Petrochemical     RMB2,330               84.98           11,790                   35   Manufacturing of
   Company Limited                                                                                     petrochemical products
                                                                                                       and petroleum products

 Sinopec Zhenhai Refining         RMB2,524               71.32           10,184                  464   Manufacturing of
   and Chemical Company                                                                                intermediate
   Limited                                                                                             petrochemical products
                                                                                                       and petroleum products

 Sinopec Yizheng Chemical         RMB4,000               42.00           11,201                  171   Production and sale of
   Fibre Company Limited                                                                               polyester chips and
                                                                                                       polyester fibres

 Sinopec Hubei Xinghua            RMB282                 57.58              911                 (40)   Manufacturing of
   Company Limited                                                                                     intermediate
                                                                                                       petrochemical products
                                                                                                       and petroleum products

 Sinopec Kantons                  HK$104                 72.40            2,006                  163   Trading of crude oil and
   Holdings Limited                                                                                    petroleum products

 Sinopec Zhongyuan                RMB680                 75.00            3,674                  509   Exploration and production
   Petroleum Company Limited                                                                           of crude oil and natural
                                                                                                       gas

 Sinopec Wuhan Petroleum          RMB147                 51.79              993                   17   Marketing and distribution of
   Group Company Limited                                                                               refined oil products and
                                                                                                       manufacturing of
                                                                                                       intermediate
                                                                                                       petrochemical products

 Sinopec Wuhan Phoenix            RMB519                 40.72            1,483                   45   Manufacturing of
   Company Limited                                                                                     intermediate petrochemical
                                                                                                       products and
                                                                                                       petroleum products

 The above financial indicators, including total assets and net profit/loss, of all wholly-owned and non wholly-owned subsidiaries, except for those for Sinopec Beijing Yanhua Petrochemical Company Limited and Sinopec Zhenhai Refining and Chemical Company Limited which are prepared in accordance with IAS and those for Sinopec Kantons Holdings Limited which are prepared under the generally accepted accounting principals in Hong Kong, are prepared under the PRC Accounting Rules and Regulations. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above wholly-owned and non wholly-owned subsidiaries are incorporated in the PRC. The above wholly-owned and non wholly-owned subsidiaries are limited companies. The directors considered that it would be exhaustive to disclose the particulars of all subsidiaries, therefore, only those have a significant influence on the Company's results or net assets are set out above. In addition, the table excludes subsidiaries in which the results of operations have not been formally announced or published as of the date of this report.



REPORT OF THE PRC AUDITORS

To the shareholders of China Petroleum & Chemical Corporation:

We accepted the appointment and have audited the Company's consolidated balance sheet and balance sheet at 31 December 2001, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an audit opinion on these financial statements based on our audit. We have conducted our audit in accordance with the "Independent Auditing Standards for Chinese Certified Public Accountants". In the course of our audit, we considered the circumstances of the Company and its subsidiaries, and carried out such audit procedures, including an examination of the accounting records on a test basis, as we deemed necessary.

In our opinion, the above-mentioned financial statements comply with the relevant requirements of the "Accounting Standards for Business Enterprises" and the "Accounting Regulations for Business Enterprises" and present fairly, in all material respects, the Company's consolidated financial position and financial position at 31 December 2001, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended, and the accounting policies have been consistently applied.



KPMG Huazhen                                       Certified Public Accountants
                                                   Registered in the People's
Republic of China

Unit 1608, Level 16                                Luo Zheng
China World Tower 2                                Jin Naiwen
China World Trade Centre
No. 1, Jian Guo Men Wai Avenue                     28 March 2002
Beijing, The People's Republic of China
Post Code: 100004



(A) FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING RULES AND REGULATIONS CONSOLIDATED BALANCE SHEET at 31 December 2001

                                                                                       2001              2000
                                                               Note            RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash at bank and in hand                                     5                   22,854            41,134
    Bills receivable                                             6                    3,542             2,603
    Interest receivable                                                                  16                70
    Trade accounts receivables                                   7                   11,082            12,687
    Other receivables                                            8                   19,802            20,105
    Advance payments                                             9                    4,021             5,265
    Inventories                                                 10                   45,448            49,761
Total current assets                                                                106,765           131,625

Long-term equity investments (Including equity
  investment differences
  of RMB 438 million (2000: RMB 553 million))                   11                    8,910             5,235

Fixed assets
    Fixed assets, at cost                                                           390,533           338,081
    Less: Accumulated depreciation                                                  177,040           152,454
                                                                12                  213,493           185,627
    Less: Provision for impairment loss on fixed assets         12                      391               391
    Net book value of fixed assets                                                  213,102           185,236
    Construction materials                                      13                      774               468
    Construction in progress                                    14                   26,006            16,150
Total fixed assets                                                                  239,882           201,854

Intangible assets                                               15                    3,977             1,049

Deferred tax assets                                             16                      760             1,155

Total assets                                                                        360,294           340,918
Liabilities and shareholders' funds
Current liabilities
    Short-term loans                                            17                   37,915            50,654
    Bills payable                                               18                   26,022            11,203
    Trade accounts payable                                      19                   16,793            19,403
    Receipts in advance                                         20                    2,884             2,456
    Wages payable                                                                     1,020               739
    Staff welfare payable                                                               888               599
    Dividend payable                                            39                    6,936             6,712
    Taxes payable                                               21                    3,587             4,093
    Other payables                                              22                    1,035               826
    Other creditors                                             23                   20,112            23,122
    Accrued expenses                                            24                      873               336
    Current portion of long-term liabilities                    25                   11,296             8,010
Total current liabilities                                                           129,361           128,153

Long-term liabilities
    Long-term loans                                             26                   65,501            65,904
    Debentures payable                                          27                    1,500             2,770
    Housing revolving fund                                                               --              (862)
    Other long-term payables                                    28                      806               434
Total long-term liabilities                                                          67,807            68,246

Deferred tax liabilities                                        16                      679               427

Total liabilities                                                                   197,847           196,826

Minority interests                                                                   23,408            23,299

Shareholders' funds
    Share capital                                               29                   86,702            83,902
    Capital reserve                                             30                   36,297            27,449
    Surplus reserves (Including statutory public
    welfare fund
      of RMB 3,017 million (2000: RMB 1,615 million))           31                    6,034             3,230
    Undistributed profits                                                            10,006             6,212
Total shareholders' funds                                                           139,039           120,793

Total liabilities and shareholders' funds                                           360,294           340,918

Approved by the Board of Directors on 28 March 2002.

Li Yizhong           Wang Jiming                   Zhang Jiaren
Chairman             Director, President           Director, Vice President and
                                                   Chief Financial Officer



BALANCE SHEET
at 31 December 2001
                                                                                                   2001              2000
                                                                               Note            RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
    Cash at bank and in hand                                                     5                   11,825            29,267
    Bills receivable                                                             6                    1,464             1,191
    Interest receivable                                                                                  --                45
    Trade accounts receivables                                                   7                    9,461            12,059
    Other receivables                                                            8                   24,303            17,107
    Advance payments                                                             9                    2,590             3,947
    Inventories                                                                 10                   27,187            32,234
Total current assets                                                                                 76,830            95,850
Long-term equity investments (Including equity investment
  differences of RMB 385 million (2000: RMB 473 million))                       11                   91,105            79,581
Fixed assets
    Fixed assets, at cost                                                                           181,967           149,968
    Less: Accumulated depreciation                                                                   76,204            64,371
                                                                                12                  105,763            85,597
    Less: Provision for impairment loss on fixed assets                         12                      391               391
    Net book value of fixed assets                                                                  105,372            85,206
    Construction materials                                                      13                      140               114
    Construction in progress                                                    14                   16,481             9,535
Total fixed assets                                                                                  121,993            94,855
Intangible assets                                                               15                    3,753               812
Deferred tax assets                                                             16                      337               734

Total assets                                                                                        294,018           271,832
Liabilities and shareholders' funds
Current liabilities
    Short-term loans                                                            17                   26,106            35,818
    Bills payable                                                               18                   19,291             6,409
    Trade accounts payables                                                     19                   12,727            19,269
    Receipts in advance                                                         20                    1,444             1,409
    Wages payable                                                                                       320               296
    Staff welfare payable                                                                               438               273
    Dividend payable                                                            39                    6,936             6,712
    Taxes payable                                                               21                      845             1,247
    Other payables                                                              22                      285               226
    Other creditors                                                             23                   22,819            19,622
    Accrued expenses                                                            24                      613               240
    Current portion of long-term liabilities                                    25                    6,949             4,945
Total current liabilities                                                                            98,773            96,466
Long-term liabilities
    Long-term loans                                                             26                   55,555            54,536
    Other long-term payables                                                    28                      618                37
Total long-term liabilities                                                                          56,173            54,573
Deferred tax liabilities                                                        16                       33                --

Total liabilities                                                                                   154,979           151,039
Shareholders' funds
    Share capital                                                               29                   86,702            83,902
    Capital reserve                                                             30                   36,297            27,449
    Surplus reserves (Including statutory public welfare fund
      of RMB 3,017 million (2000: RMB 1,615 million))                           31                    6,034             3,230
    Undistributed profits                                                                            10,006             6,212
Total shareholders' funds                                                                           139,039           120,793

Total liabilities and shareholders' funds                                                           294,018           271,832


Approved by the Board of Directors on 28 March 2002.

Li Yizhong                                Wang Jiming                              Zhang Jiaren
Chairman                                  Director, President                      Director, Vice President and
                                                                                   Chief Financial Officer



CONSOLIDATED INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT for the year ended 31 December 2001

                                                                                                        2001              2000
                                                                                   Note            RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
Income from principal operations                                                    32                  304,347           322,932
----------------------------------------------------------------------------------------------------------------------------------
Less:  Cost of sales                                                                                    236,135           249,234
----------------------------------------------------------------------------------------------------------------------------------
     Sales taxes and surcharges                                                     33                   11,863            12,101
Profit from principal operations                                                                         56,349            61,597
----------------------------------------------------------------------------------------------------------------------------------
Add: Profit from other operations                                                                         1,535             1,028
----------------------------------------------------------------------------------------------------------------------------------
Less:  Selling expenses                                                                                  12,300            11,583
     Administrative expenses                                                                             14,369            17,172
     Financial expenses                                                             34                    3,596             4,843
     Exploration expenses, including dry holes                                      35                    3,775             2,883
Operating profit                                                                                         23,844            26,144
----------------------------------------------------------------------------------------------------------------------------------
Add: Investment income                                                              36                      546               235
----------------------------------------------------------------------------------------------------------------------------------
     Non-operating income                                                                                   769               215
Less:   Non-operating expenses                                                                          373,508             657
Profit before taxation                                                                                   21,651            25,937
----------------------------------------------------------------------------------------------------------------------------------
Less: Taxation                                                                                          387,092             7,954
----------------------------------------------------------------------------------------------------------------------------------
     Minority interests                                                                                     541             1,829
Net profit                                                                                               14,018            16,154
----------------------------------------------------------------------------------------------------------------------------------
Add: Undistributed profits at the beginning of the year as previously reported                            6,212                --
----------------------------------------------------------------------------------------------------------------------------------
Less: Write-off of debit balance of Housing Revolving Fund, net of the amount
       attributable to minority interests                                                                   484                --
----------------------------------------------------------------------------------------------------------------------------------
Undistributed profits at the beginning of the year (as restated)                                          5,728                --
----------------------------------------------------------------------------------------------------------------------------------
Distributable profits                                                                                    19,746            16,154
Less: Transfer to statutory surplus reserve                                                             311,402             1,615
----------------------------------------------------------------------------------------------------------------------------------
     Transfer to statutory public welfare fund                                      31                    1,402             1,615
Distributable profits to shareholders                                                                    16,942            12,924
----------------------------------------------------------------------------------------------------------------------------------
Less: Dividends                                                                     39                    6,936             6,712
Undistributed profits                                                                                    10,006             6,212
----------------------------------------------------------------------------------------------------------------------------------




INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT
for the year ended 31 December 2001
                                                                                                        2001              2000
                                                                                      Note         RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
Income from principal operations                                                        32              218,675           222,337
Less:   Cost of sales                                                                                   186,674           190,184
     Sales taxes and surcharges                                                         33                7,488             7,656
Profit from principal operations                                                                         24,513            24,497
Add: Profit from other operations                                                                           951               675

Less: Selling expenses                                                                                    8,635             7,940
     Administrative expenses                                                                              8,933            11,651
     Financial expenses                                                                 34                1,859             2,990
     Exploration expenses, including dry holes                                          35                2,375             1,568
Operating profit                                                                                          3,662             1,023

Add: Investment income                                                                  36               19,329            23,431

     Non-operating income                                                                                   265               137
Less: Non-operating expenses                                                                            372,353             751
Profit before taxation                                                                                   20,903            23,840

Less: Taxation                                                                                         386,885             7,686

Net profit                                                                                               14,018            16,154

Add: Undistributed profits at the beginning of the year as previously reported                            6,212                --

Less: Write-off debit balance of Housing Revolving Fund, net of amount
       attributable to minority interests                                                                   484                --

Undistributed profits at the beginning of the year (as restated)                                          5,728                --

Distributable profits                                                                                    19,746            16,154
Less: Transfer to statutory surplus reserve                                                             311,402             1,615

Transfer to statutory public welfare fund                                               31                1,402             1,615
Distributable profits to shareholders                                                                    16,942            12,924

Less:Dividends                                                                                         396,936             6,712

Undistributed profits                                                                                    10,006             6,212





CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2001

                                                                                           Note               RMB millions
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
    Cash received from sale of goods and rendering of services                                                     457,190
    Rentals received                                                                                                   176
    Other cash received relating to operating activities                                                             1,007
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                      458,373

    Cash paid for goods and services                                                                              (329,375)
    Cash paid for operating leases                                                                                  (2,832)
    Cash paid to and on behalf of employees                                                                        (12,319)
    Value added tax paid                                                                                           (14,799)
    Income tax paid                                                                                                 (6,326)
    Taxes paid other than value added tax and income tax                                                           (12,559)
    Other cash paid relating to operating activities                                                               (20,471)
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                    (398,681)

Net cash inflow from operating activities                                                   (a)                     59,692
Cash flows from investing activities

    Cash received from sales of investments                                                                            307
    Net cash received from sales of fixed assets and intangible assets                                                 374
    Other cash received relating to investing activities                                                            40,257
    Sub-total of cash inflows                                                                                       40,938

    Cash paid for acquisition of fixed assets and intangible assets                                                (56,300)
    Cash paid for purchases of investments                                                                          (3,779)
    Net cash paid for acquisition of Sinopec National Star                                  (b)                     (6,129)
    Other cash paid relating to investing activities                                                               (18,698)
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                     (84,906)

Net cash outflow from investing activities                                                                         (43,968)

Cash flows from financing activities
    Proceeds from issuing shares                                                                                    11,883
    Proceeds from contribution from minority interests                                                                 287
    Proceeds from borrowings                                                                                       258,928
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                      271,098
-------------------------------------------------------------------------------------------------------------------------------
    Repayments of borrowings                                                                                      (272,410)
    Cash paid for issuing expenses                                                                                    (235)
    Cash paid for dividends, distribution of profit or interest                                                    (11,769)
    Dividend paid to minority interests by subsidiaries                                                               (682)
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                    (285,096)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from financing activities                                                                         (13,998)

Effect of foreign exchange rate                                                                                         (7)

Net increase in cash and cash equivalents                                                   (c)                      1,719
-------------------------------------------------------------------------------------------------------------------------------



NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2001

                                                                                                                   RMB millions
-------------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of net profit to cash flows from operating activities

    Net profit                                                                                                       14,018

    Add:Depreciation of fixed assets                                                                                 24,659
    Amortisation of intangible assets                                                                                   260
    Net loss on disposal of fixed assets and intangible assets                                                          107
    Financial expenses                                                                                                3,596
    Investment income                                                                                                  (546)
    Deferred tax credits                                                                                                647
    Decrease in inventories                                                                                           4,596
    Decrease in operating receivables                                                                                 2,144
    Increase in operating payables                                                                                    9,670
    Minority interests                                                                                                  541
    Net cash inflow from operating activities                                                                        59,692


                                                                                                                  RMB millions
-------------------------------------------------------------------------------------------------------------------------------
(b) Acquisition of Sinopec National Star
    Acquisition price                                                                                                 6,446
    Less: Cash obtained from acquisition of Sinopec National Star                                                       317
    Net cash paid for acquisition of Sinopec National Star                                                            6,129
    Cash obtained from acquisition of Sinopec National Star                                                             317
    Assets other than cash obtained from acquisition of Sinopec National Star
       Fixed assets and construction in progress                                                                      4,861
       Long-term investments                                                                                            501
       Trade accounts receivables                                                                                       385
       Inventories                                                                                                      283
       Advance payments and other receivables                                                                           833
       Other assets                                                                                                     153
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     7,333

    Liabilities
      Short-term loans                                                                                                  445
      Accrued expenses and other creditors                                                                              868
      Long-term loans                                                                                                 2,331
      Other liabilities                                                                                                 178
                                                                                                                      3,822

    Minority interests                                                                                                 228

    Net assets value                                                                                                  3,283
    Intangible assets - Exploration and production right                                                              3,163
    Acquisition price                                                                                                 6,446

                                                                                                                  RMB millions
-------------------------------------------------------------------------------------------------------------------------------
(c) Net increase in cash and cash equivalents
    Cash and cash equivalents at the end of the year                                                                 21,023
    Less: Cash and cash equivalents at the beginning of the year                                                     19,304
    Net increase in cash and cash equivalents                                                                         1,719
-------------------------------------------------------------------------------------------------------------------------------



CASH FLOW STATEMENT
for the year ended 31 December 2001

                                                                                               Note                RMB millions
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities

    Cash received from sale of goods and rendering of services                                                        315,533
    Rentals received                                                                                                       74
    Other cash received relating to operating activities                                                                  529
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                         316,136

    Cash paid for goods and services                                                                                 (253,199)

    Cash paid for operating leases                                                                                     (1,979)
    Cash paid to and on behalf of employees                                                                            (6,507)
    Value added tax paid                                                                                               (7,570)
    Income tax paid                                                                                                    (3,096)
    Taxes paid other than value added tax and income tax                                                               (8,163)
    Other cash paid relating to operating activities                                                                   (9,495)
        Sub-total of cash outflows                                                                                       (290,009)


Net cash inflow from operating activities                                                       (a)                    26,127

Cash flows from investing activities

    Cash received from sales of investments                                                                               245
    Net cash received from sales of fixed assets and intangible assets                                                    247
    Other cash received relating to investing activities                                                               49,217
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                          49,709

    Cash paid for acquisition of fixed assets and intangible assets                                                   (31,553)
    Cash paid for purchases of investments                                                                            (10,809)
    Net cash paid for acquisition of Sinopec National Star                                                             (6,129)
    Other cash paid relating to investing activities                                                                  (16,960)
    --------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                        (65,451)

Net cash outflow from investing activities                                                                            (15,742)

Cash flows from financing activities

    Proceeds from issuing shares                                                                                       11,883
    Proceeds from borrowings                                                                                          162,254
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash inflows                                                                                         174,137

    Repayments of borrowings                                                                                         (171,719)

    Cash paid for issuing expenses                                                                                       (235)
    Cash paid for dividends, distribution of profit or interest                                                       (10,164)
-------------------------------------------------------------------------------------------------------------------------------
    Sub-total of cash outflows                                                                                       (182,118)

Net cash outflow from financing activities                                                                             (7,981)

Net increase in cash and cash equivalents                                                       (b)                     2,404
-------------------------------------------------------------------------------------------------------------------------------



NOTES TO THE CASH FLOW STATEMENT
for the year ended 31 December 2001

                                                                                                                RMB millions
-------------------------------------------------------------------------------------------------------------------------------
(a) Reconciliation of net profit to cash flows from operating activities

    Net profit                                                                                                        14,018

    Add:Depreciation of fixed assets                                                                                  10,630
        Amortisation of intangible assets                                                                                239
        Net loss on disposal of fixed assets and intangible assets                                                       178
        Financial expenses                                                                                             1,859
        Investment income                                                                                            (19,329)
        Deferred tax credits                                                                                             430
        Decrease in inventories                                                                                        5,330
        Increase in operating receivables                                                                             (2,300)
        Increase in operating payables                                                                                15,072
        Net cash inflow from operating activities                                                                     26,127

                                                                                                                RMB millions
-------------------------------------------------------------------------------------------------------------------------------
(b) Net increase in cash and cash equivalents

    Cash and cash equivalents at the end of the year                                                                  11,595
    Less: Cash and cash equivalents at the beginning of the year                                                       9,191
    Net increase in cash and cash equivalents                                                                          2,404



NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

1   STATUS OF THE COMPANY
    China Petroleum and Chemical Corporation ("the Company") was established in the PRC on 25 February 2000 as a joint stock limited company.

    According to the State Council's approval to the "Preliminary Plan for the Reorganisation of China Petrochemical Corporation" ("the Reorganisation"), the Company was established by China Petrochemical Corporation ("Sinopec Group Company"), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance ("MOF") (Cai Ping Zi [2000] No. 20 "Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation").

    In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 "Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation" issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganization.

    Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 "Reply on the Formation of China Petroleum and Chemical Corporation", the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company .

    The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

    Pursuant to the resolution passed at the extraordinary general meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion.

2   CHANGE IN ACCOUNTING POLICY
    Pursuant to the notices "Cai Qi [2000] No. 295" and "Cai Kui Zi [2001] No.5" issued by MOF on 6 September 2000 and 7 January 2001, respectively, the debit balance of Housing Revolving Fund at 31 December 2000, net of the amount attributable to minority interests, should be written-off against the undistributed profits brought forward in 2001. The shareholders' funds of the Company and its susidiaries ("the Group") and the Company were reduced by RMB 484 million accordingly.

    The effect of the above change in accounting policy is as follows:

                                                                 The Group and
                                                                   the Company
                                                                  RMB millions
    --------------------------------------------------------------------------
    Undistributed profits at 31 December 2000                         6,212
    Write-off of debit balance of Housing Revolving Fund,
        net of the amount attributable to minority interests            484
    Undistributed profits at 1 January 2001 (as restated)             5,728


3   SIGNIFICANT ACCOUNTING POLICIES
    The significant accounting policies adopted in the preparation of the financial statements are in conformity with the "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises" issued by the MOF of the PRC.

    (a)Accounting year
       The accounting year of the Group is from 1 January to 31 December.

    (b)Basis of consolidation
       The Group prepared the consolidated financial statements according to Cai Kui Zi [1995] No.11 "Temporary regulations on consolidated financial statements" issued by the MOF.

       The consolidated financial statements include the financial statements of the Company and all of its principal subsidiaries made up to 31 December each year. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated income statement of the Company only includes the results of the subsidiaries during the period when such control effectively commences until the date that control effectively ceases. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

       Where the accounting policies adopted by the subsidiaries are different from the policies adopted by the Company, the financial statements of the subsidiaries have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation. For those subsidiaries whose assets and results of operation are not significant and have no significant effect on the Group's consolidated financial statements, the Company does not consolidate these subsidiaries, but includes in the long-term equity investments.

       For those jointly controlled entities which the Company has joint control with other investors under contractual arrangement, the Company consolidates their assets, liabilities, revenues, costs and expenses based on the proportionate consolidation method according to its percentage of holding of equity interest in those entities.

    (c)Basis of preparation
       The financial statements of the Group have been prepared on an accrual basis under the historical costs convention, unless otherwise stated.

    (d)Reporting currency and translation of foreign currencies
       The Group's financial statements are prepared in Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the applicable PBOC rates at the balance sheet date. Exchange differences, other than those arising from foreign currency loans using to finance the construction of fixed assets before they are ready for their intended use are capitalised, are recognised as income or expenses in the income statement.

       The results of overseas subsidiaries are translated into Renminbi at the annual average PBOC rates. The balance sheet items are translated into Renminbi at the applicable PBOC rates at the balance sheet date. The resulting exchange gains or losses are accounted for as foreign currency exchange differences in the income statement.

    (e)Cash equivalents
       Cash equivalents are short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value, including time deposits with financial institutions with an initial term of less than three months.

    (f)Allowance for doubtful accounts
       Doubtful debts are accounted for based on allowance method which are estimated periodically. Trade accounts receivables showing signs of uncollectibility are identified individually and allowance is then made based on the probability of being uncollectible. In respect of trade accounts receivables showing no sign of uncollectibility, allowance is made with reference to the ageing analysis and management's estimation based on past experience. Allowances for other receivables are determined based on the nature and corresponding collectibility. Specific approval from management is required for allowances made in respect of significant doubtful receivables.

    (g)Inventories
       Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Difference between the cost and net realisable value of each category of inventories is recognised as provision for diminution in value of inventories. Cost of inventories includes the cost of purchase of raw material computed using the weighted average method and, in the case of work in progress and finished goods, an appropriate proportion of direct labor and production overheads, also computed using the weighted average method. Net realisable value is determined based on the estimated selling price subsequent to the balance sheet date in the ordinary course of business or the management's estimation based on the prevailing market conditions.

       Spare parts and consumables are stated at cost less any provision for obsolescence.

    (h)Long-term equity investments
       The Group's investments in the associates and jointly controlled entities and the Company's investments in subsidiaries, associates and jointly controlled entities and the related investment income are accounted for in the long-term equity investment using the equity method. Equity investments difference is the difference between initial investment cost and the share of shareholders' funds of the investee companies, which is amortised on a straight-line basis and recognised in the investment income. The amortisation period is determined according to the investment period as stipulated in the relevant agreement or 10 years if not specified.

       An associate is a company in which the Group holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other ventures.

       Long-term investments in entities in which the Group does not hold more than 20% of their equity interests or those in which the Group holds more than 20% of their equity interests but does not exercise significant influence in their management are stated at cost less provision for impairment losses. Provision for impairment losses is made when there is a permanent diminution in the value of investment. Investment income is recognised when an investee company declares cash dividend or distributes profit.

       Disposals or transfers of long-term equity investments are recognised in the income statement based on the difference between the disposal proceeds and the carrying amount of the investments.

    (i)Fixed assets and construction in progress
       Fixed assets and construction in progress are stated in the balance sheet at cost or revalued amount less accumulated depreciation and impairment losses. Valuation is carried out in accordance with the relevant rules and regulations in the PRC and fixed assets and construction in progress are adjusted to the revalued amounts accordingly.

       All direct and indirect costs related to the purchase or construction of fixed assets, including interest charges and foreign exchange gains or losses on related borrowings during the construction period, are capitalised as construction in progress.

       Construction in progress is transferred to fixed assets when the asset is substantially completed and ready for its intended use.

       Depreciation is provided to write off the cost of fixed assets over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values.

       The respective estimated useful lives, residual values and annual depreciation rates on fixed assets are as follows:

                                                                                                  Annual
                                                     Depreciation life     Residual value    depreciation rate
-----------------------------------------------------------------------------------------------------------------
       Land and buildings                                  15-45 years             3%-5%         2.1%-6.7%
       Oil and gas properties                              10-14 years             0%-3%        6.9%-10.0%
       Machinery, equipment and vehicles                    4-18 years                3%        5.4%-24.3%
       Oil depots and storage tanks                         8-14 years                3%        6.9%-12.1%
       Service station equipment                            8-14 years                3%        6.9%-12.1%


       No depreciation is provided in respect of construction in progress.

    (j)Oil and gas properties
       Costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are expensed as incurred.

    (k)Intangible assets
       Intangible assets are carried in the balance sheet at cost or valuation less accumulated amortisation and provision for impairment losses. Amortisation is provided on a straight-line basis. The amortisation period is the shorter of the beneficial period as specified in the related agreement and the legal life of the intangible asset. Amortisation is provided over 10 years if it is not specified in agreements or stipulated by law.

       Intangible assets include exploration and production right. Exploration and production right are amortised on a straight-line basis over the average period of the production rights of the related oil fields.

    (l)Debentures payable
       Debentures payable is valued based on the proceeds received upon issuance and the related interest payable. Interest expenses are calculated using actual interest rate.

    (m)Revenue recognition
       Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

       Revenue from the rendering of services is recognised upon performance of the services.

       Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (n)Income tax
       Income tax is provided using the tax effect accounting method. It represents tax expense relating to the income for the period and is computed based on the income and expenses for the period.

       Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. When the initial recognition of assets or liabilities which affect neither accounting profit nor taxable profit / loss, no deferred tax is provided for in this regard.

       The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction. A valuation allowance is provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised through future taxable income.

    (o)Borrowing costs
       Borrowing costs represent interest expenses and foreign exchange difference on loans. Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (p)Repairs and maintenance expenses
       Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

    (q)Environmental expenditures
       Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

    (r)Research and development costs
       Research and development costs are recognised as expenses in the period in which they are incurred.

    (s)Operating leases
       Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (t)Retirement benefits
       The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans.

    (u)Impairment loss
       The carrying amounts of long-lived assets are reviewed by the Group periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement.

       The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. The provision for impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount by which the impairment loss is reduced. The reversed amount is recognised as income in the period in the income statement.

    (v)Related parties
       Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

4   TAXATION
    Major taxes applicable to the Group and the Company comprise income tax, consumption tax, resources tax and value added tax.

    Income tax rate is 33% and that of certain subsidiaries is 15%.

    Consumption tax is levied on gasoline and diesel at a rate of RMB 277.6 per tonne and RMB 117.6 per tonne respectively.

    Resources tax is levied on crude oil and natural gas at rates ranging from RMB 8 per tonne to RMB 30 per tonne and RMB 2 per 1000 cubic metre to RMB 15 per 1000 cubic metre respectively.

    Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

    The subsidiaries granted with tax concession are set out below:


    Name of subsidiaries                                     Applicable tax rate       Reasons for granting concession
-------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical Company Limited                   15%                Among the first batch of
    joint stock enterprises which                                                       successfully launched
                                                                                        their overseas listings

    Sinopec Yizheng Chemical Fibre Company Limited                   15%                Among the first batch of
    joint stock enterprises which                                                       successfully launched
                                                                                        their overseas listings

    Sinopec Qilu Petrochemical Company Limited                       15%                Hi-tech enterprise

    Sinopec Shijiazhuang Refining-Chemical Company Limited           15%                Hi-tech enterprise

    Sinopec Yangzi Petrochemical Company Limited                     15%                Hi-tech enterprise

    Sinopec Zhongyuan Petroleum Company Limited                      15%                Hi-tech enterprise




5   CASH AT BANK AND IN HAND

                                                        The Group                                           The Company
----------------------------------------------------------------------------------------------------------------------------------
                                                 Original           2001          2000       Original          2001           2000
                                   Exchange      currency            RMB           RMB       currency           RMB            RMB
                                      rates      millions       millions      millions       millions      millions       millions
----------------------------------------------------------------------------------------------------------------------------------
Cash in hand
   Renminbi                                                           79           141                           31            138
Cash at bank
   Renminbi                                                       12,300        12,488                        7,595          5,474
   US Dollars                          8.28           116            958         6,350              4            37          4,403
   Hong Kong Dollars                   1.06         2,199          2,332        15,238          2,092         2,217         15,214
   Deutsche Marks                      3.74             2              6             6                           --             --
   Japanese Yen                        0.06           270             17             1                           --             --
   Pound Sterling                     12.00          0.25              3           277                           --             --
   Swiss Francs                        4.93          0.20              1             1                           --             --
   French Francs                                                      --            31                           --             --
   Euro                                7.34             4             29            --                           --             --
                                                                  15,725        34,533                        9,880         25,229
Deposits at related parties
   Renminbi                                                        7,129         6,601                        1,945          4,038

    Total cash at bank and in hand                                22,854        41,134                       11,825         29,267


    Deposits at related parties represent deposits placed at Sinopec Finance Company Limited. Deposits interest is calculated at market rate.


6   BILLS RECEIVABLE
    Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.


7   TRADE ACCOUNTS RECEIVABLES


                                                                       The Group                          The Company
                                                                    2001              2000              2001              2000
                                                            RMB millions      RMB millions      RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                      --                --             2,910             5,142
    Sinopec Group Company and fellow subsidiaries                  3,503             3,280             2,080             1,632
    Associates and jointly controlled entities                        10               117                 8               103
    Others                                                        10,049            12,107             6,237             7,246
                                                                  13,562            15,504            11,235            14,123
    Less: Allowance for doubtful accounts                          2,480             2,817             1,774             2,064
                                                                  11,082            12,687             9,461            12,059




    Ageing analyses on trade accounts receivables are as follows:

                                                                            The Group
                                                         2001                                            2000
-----------------------------------------------------------------------------------------------------------------------------------
                                    Amount                    Allowance                Amount                  Allowance
                                 RMB millions           %     RMB millions     %      RMB millions     %       RMB millions     %
-----------------------------------------------------------------------------------------------------------------------------------
    Within one year                    9,237         68.1          13         0.1       11,468        74.0           28         0.2
    Between one and two years            962          7.1         254        26.4          835         5.4          197        23.6
    Between two and three years          714          5.3         346        48.5          697         4.5          338        48.5
    Over three years                   2,649         19.5       1,867        70.5        2,504        16.1        2,254        90.0
                                      13,562        100.0       2,480                   15,504       100.0        2,817


                                                                         The Company
                                                         2001                                            2000
-----------------------------------------------------------------------------------------------------------------------------------
                                    Amount                    Allowance                Amount                  Allowance
                                 RMB millions           %     RMB millions     %      RMB millions     %       RMB millions     %
-----------------------------------------------------------------------------------------------------------------------------------

    Within one year                    8,449         75.2           7         0.1       11,496        81.4           16         0.1
    Between one and two years            656          5.8         131        20.0          459         3.3          111        24.2
    Between two and three years          442          3.9         212        48.0          433         3.0          225        52.0
    Over three years                   1,688         15.1       1,424        84.4        1,735        12.3        1,712        98.7
                                      11,235        100.0       1,774                   14,123       100.0        2,064




    Major trade accounts receivables of the Group at 31 December 2001 are set out below:

                                                                                                                    Percentage of
                                                                                                                    trade accounts
    Name of entity                                                                                 Balance          receivables
                                                                                Particulars      RMB millions           %
-----------------------------------------------------------------------------------------------------------------------------------
    China Petrochemical Corporation                                             Trade                627               4.6
    Shanghai Gaoqiao Petrochemical International Trading Company                Trade                200               1.5
    Jinling Petrochemical Export Company                                        Trade                164               1.2
    Jinan Petrochemical Factory                                                 Trade                164               1.2
    Qingdao Petrochemical Factory                                               Trade                131               1.0


    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more shareholdings of the Company included in the balance of trade accounts receivables.

    During the year ended 31 December 2001, the Group and the Company had no individually significant write off or write back of doubtful debts which had been fully or substantially provided in prior years.

    At 31 December 2001, the Group and the Company did not have individually significant trade accounts receivables that aged over three years.


8   OTHER RECEIVABLES

                                                                       The Group                          The Company
                                                                    2001              2000              2001              2000
                                                            RMB millions      RMB millions      RMB millions      RMB millions
    ----------------------------------------------------------------------------------------------------------------------------
    Subsidiaries                                                      --                --             8,802             1,695
    Sinopec Group Company and fellow subsidiaries                  8,289             9,956             6,763             7,954
    Associates and jointly controlled entities                       373               321               373               321
    Others                                                        12,690            11,868             9,607             8,936
                                                                  21,352            22,145            25,545            18,906
    Less: Allownce for doubtful accounts                           1,550             2,040             1,242             1,799
                                                                  19,802            20,105            24,303            17,107


    Ageing analyses of other receivables are as follows:

                                                                                The Group
                                                           2001                                            2000
                                         Amount               Allowance                  Amount                Allowance
                                   RMB millions           %RMB millions          % RMB millions           % RMB millions         %
    -------------------------------------------------------------------------------------------------------------------------------
    Within one year                      10,784        50.5          16        0.1       19,159        86.5           20       0.1
    Between one and two years             7,715        36.1           3        0.0          449         2.0          123      27.4
    Between two and three years             585         2.7         201       34.4          358         1.6          265      74.0
    Over three years                      2,268        10.7       1,330       58.6        2,179         9.9        1,632      74.9
    -------------------------------------------------------------------------------------------------------------------------------
                                         21,352       100.0       1,550                  22,145       100.0        2,040

                                                                               The Company
                                                           2001                                            2000
                                         Amount               Allowance                  Amount                Allowance
                                   RMB millions           %RMB millions          % RMB millions           % RMB millions         %

    Within one year                      16,538        64.7           8        0.0       16,763        88.6           12       0.1
    Between one and two years             7,563        29.6           1        0.0          275         1.5          108      39.3
    Between two and three years             226         0.9         150       66.4          280         1.5          215      76.8
    Over three years                      1,218         4.8       1,083       88.9        1,588         8.4        1,464      92.2
    -------------------------------------------------------------------------------------------------------------------------------
                                         25,545       100.0       1,242                  18,906       100.0        1,799



    Major others receivables of the Group at 31 December 2001 are set out below:

                                                                                                        Percentage of
    Name of entity                                             Particulars               Balance        other receivables
                                                                                       RMB millions           %
  ------------------------------------------------------------------------------------------------------------------------
    Daqing Petrochemical Company                               Current Account             2,105               9.9
    Fushun Petrochemical Company                               Current Account             1,194               5.6
    Baling Petrochemical Company Limited                       Current Account               967               4.5
    Yuelian Wanda Petrochemical Company Limited                Current Account               543               2.5
    Lanzhou Chemical Industrial Company                        Current Account               447               2.1


    Except for the balances disclosed in Note 40, there is no amount due from shareholders who hold 5% or more shareholdings of the Company included in the balance of other receivables.

    During the year ended 31 December 2001, the Group and the Company had no individually significant write off of other receivables.

    At 31 December 2001, the Group and the Company did not have individually significant other receivables that aged over three years.


9   ADVANCE PAYMENTS
    All advance payments are due within a year.


    Advance payments made to shareholders who hold 5% or more shareholdings of the Company are disclosed in Note 40.


10  INVENTORIES


                                                                           The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions          millions
-------------------------------------------------------------------------------------------------------------------------------
    Raw materials                                                     17,777            18,637             9,954            10,522
    Work in progress                                                   5,050             5,828             3,556             3,618
    Finished goods                                                    20,442            23,534            12,925            17,493
    Spare parts and consumables                                        2,781             2,603             1,044             1,161
                                                                      46,050            50,602            27,479            32,794
    Less: Provision for diminution in value of inventories               602               841               292               560
                                                                      45,448            49,761            27,187            32,234
-----------------------------------------------------------------------------------------------------------------------------------

    Provision for diminution in value of inventories is mainly against finished goods.

    Provision for diminution in value of inventories are analysed as follows:

                                                                           The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                                 841               730               560               562
    Provision for the year                                               114               370                27                31
    Written back for the year                                           (161)             (190)             (114)               --
    Written off                                                         (192)              (69)             (181)              (33)
    Balance at 31 December                                               602               841               292               560
-----------------------------------------------------------------------------------------------------------------------------------



11  LONG-TERM EQUITY INVESTMENTS

    The Group
                                                                  Unlisted                           Provision
                                                                 stock and            Equity               for
                                            Listed stock      other equity        investment        impairment
                                              investment        investment       differences            losses             Total
                                            RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2001                        644             4,248               553              (210)            5,235
    Addition for the year                             --             3,876               404                --             4,280
    Share of profits less losses from
      investments accounted for under
      the equity method                               63               252                --                --               315
    Dividends received                               (16)             (122)               --                --              (138)
    Disposal for the year                             --              (292)             (380)               --              (672)
    Amortisation for the year                         --                --              (139)               --              (139)
    Movement of provision for
      impairment losses                               --                --                --                29                29
    Balance at 31 December 2001                      691             7,962               438              (181)            8,910



    The Company
                                                                  Unlisted                           Provision
                                                                 stock and            Equity               for
                                            Listed stock      other equity        investment        impairment
                                              investment        investment       differences            losses             Total
                                            RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------

    Balance at 1 January 2001                    36,953            42,295               473              (140)           79,581
    Addition for the year                             5            10,901               404                --            11,310
    Change in accounting policy (Note 2)           (484)               --                --                --              (484)
    Share of profits less losses from
      investments accounted for under
      the equity method                             611            12,309                --                --            12,920
    Dividends received                           (1,114)          (10,383)               --                --           (11,497)
    Disposal for the year                            --              (224)             (365)               --              (589)
    Amortisation for the year                        --                --              (127)               --              (127)
    Movement of provision for
      impairment losses                              --                --                --                (9)               (9)
    Balance at 31 December 2001                  35,971            54,898               385              (149)           91,105


    Provision for impairment losses are analysed as follows:

                                                                     The Group                          The Company
                                                                  2001              2000              2001              2000
                                                          RMB millions      RMB millions      RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January                                           210               172               140               140
    Provision for the year                                          18                73                 9                --
    Written back for the year                                      (42)               --                --                --
    Written off                                                     (5)              (35)               --                --
    Balance at 31 December                                         181               210               149               140

    At 31 December 2001, the Group and the Company did not have individually significant provision for impairment losses on long-term equity investments.

    Other equity investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non oil and gas and chemical activities and operations. This includes non-consolidated investments which the Group has over 50% equity interest but the costs of investment are not significant or the Group has no control on the entities' boards of directors. Stock investment of the Company represents investment in subsidiaries and associates. Details of the Company's principal subsidiaries are set out in Note 41.

    At 31 December 2001, details of listed stock investment of the Group are as follows:


                                                                                         Shares of
                                                        Percentage                       profits                            Market
                                                        of equity              Balance   accounted                Balance   value as
                                                        interest   Initial     at 1      for under                at 31     at 31
                             Type           No. of      held by    investment  January   the equity   Dividends   December  December
                             of             shares      the        cost        2001      method       received    2001      2001*
Name of invested company     investment     millions    Group      RMB         RMB       RMB          RMB         RMB
----------------------------------------------------------------------------------------------------------------------------------
 Sinopec Shengli Oil Field   Legal person       80      26.33%        223       362        47         (16)       393      1,074
   Dynamic Co Ltd            shares

 Sinopec Shandong Taishan    Legal person      186      38.68%        124       282        16          --        298      1,465
   Petroleum Co Ltd          shares
----------------------------------------------------------------------------------------------------------------------------------
                                                                                644        63         (16)       691

  * Information of market price is sourced from Shenzhen Stock Exchange.

    At 31 December 2001, details of principal unlisted stock and other equity investment of the Group are as follows:

                                                                                                    Share of
                                                                                                    profits/
                                                               Percentage                           (losses)                Balance
                                                               of equity     Balance                accounted               at
                                          Initial              interest      at           Addition  for under               31
                                       investment  Investment  held by       1 January    for the   the equity   Dividends  December
 Name of invested company                    cost      period  the Group     2001         year      method       received   2001
-----------------------------------------------------------------------------------------------------------------------------------
 BASF-YPC Company limited (i)               1,231          --        40%          --       1,231          --          --      1,231

 Sinopec Finance Company Limited (ii)       1,205          --        40%         245         960          --          --      1,205

 Shanghai Petroleum National Gas
    Corporation                               300          --        30%          --         483         200         (99)       584

 Shanghai Chemical Industry Park
   Development Company Limited (i)            560    30 years        38%         250         310          --          --        560

 Block A Oil Field in the Western Area
   Chengda in Bohai Bay (i)                   237    15 years        43%          37         200          --          --        237

 Shanghai Secco Petrochemical
   Company Limited (i)                        165    50 years        50%          --         165          --          --        165

 China Everbright Bank                         83          --         --          83          --          --          --         83

 Shanghai Jinpu Packaging Material
   Company Limited                             50    30 years        50%          50          10          18          --         78

 Shanghai Golden Conti Petrochemical
   Company Limited                            142    30 years        48%          99          --         (28)         --         71

 Hangzhou Jinshan Real Estate
   Company Limited (iii)                       64    30 years        84%          64          --          --          --         64


    No provision for impairment losses or equity investment difference was made for the long-term equity investments as set out above.

    (i) Due to the fact that the projects in these companies are still under construction, there are no income statements for these companies. Accordingly the Group did not have any share of profits or losses of these companies for the year ended 31 December 2001.

    (ii) The Group increased its equity interest in Sinopec Finance Company Limited from 12.36% to 40% in mid-December 2001. Accordingly the Group did not have any significant share of profit or loss of this company for the year ended 31 December 2001.

    (iii) This subsidiary whose assets and results of operation is not significant and have no significant effect on the Group's consolidated financial statements, therefore, costing method is adopted.



12  FIXED ASSETS

    The Group - by segment

                                               Exploration                    Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
Cost / valuation
Balance at 1 January 2001                          116,795        87,272         28,077       104,589          1,348       338,081
Acquisition of Sinopec National Star                 6,184            --             --            --             --         6,184
Addition for the year                                  259         1,804          7,183           933            270        10,449
Transferred from construction in progress           19,660         4,871          5,791         8,180             66        38,568
Disposals                                             (544)         (590)          (368)       (1,220)           (27)       (2,749)
                                              -------------------------------------------------------------------------------------
Balance at 31 December 2001                        142,354        93,357         40,683       112,482          1,657       390,533

Accumulated depreciation:
Balance at 1 January 2001                           62,762        34,854          5,286        49,222            330       152,454
Acquisition of Sinopec National Star                 1,811            --             --            --             --         1,811
Depreciation charge for the year                    10,582         5,863          1,636         6,477            101        24,659
Written back on disposal                              (458)         (332)          (134)         (942)           (18)       (1,884)
                                              -------------------------------------------------------------------------------------
Balance at 31 December 2001                         74,697        40,385          6,788        54,757            413       177,040

Net book value:
At 31 December 2001                                 67,657        52,972         33,895        57,725          1,244       213,493
At 31 December 2000                                 54,033        52,418         22,791        55,367          1,018       185,627




    The Company - by segment

                                               Exploration                    Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
Cost / valuation
Balance at 1 January 2001                           32,868        60,039         27,309        29,132            620       149,968
Acquisition of Sinopec National Star                 6,184            --             --            --             --         6,184
Addition for the year                                  112         1,314          6,860           464            219         8,969
Transferred from construction in progress            7,913         3,354          5,750           814             19        17,850
Disposals                                             (329)         (315)          (248)         (101)           (11)       (1,004)
Balance at 31 December 2001                         46,748        64,392         39,671        30,309            847       181,967

Accumulated depreciation:

Balance at 1 January 2001                           19,391        26,116          5,148        13,526            190        64,371
Acquisition of Sinopec National Star                 1,811            --             --            --             --         1,811
Depreciation charge for the year                     3,051         4,068          1,593         1,869             49        10,630
Written back on disposal                              (288)         (183)           (93)          (34)           (10)         (608)
Balance at 31 December 2001                         23,965        30,001          6,648        15,361            229        76,204

Net book value:
At 31 December 2001                                 22,783        34,391         33,023        14,948            618       105,763
At 31 December 2000                                 13,477        33,923         22,161        15,606            430        85,597




    The Group - by asset class

                                                                                   Oil depots,
                                                                                       storage            Plant,
                                                                         Oil         tanks and        machinery,
                                                  Land and           and gas           service         equipment
                                                 buildings        properties          stations        and others             Total
                                              RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
Cost/valuation:
Balance at 1 January 2001                           35,862           104,204            24,248           173,767           338,081
Acquisition of Sinopec National Star                    73             5,189                --               922             6,184
Addition for the year                                1,176                84             5,119             4,070            10,449
Transferred from construction in progress            1,562            16,494             5,358            15,154            38,568
Reclassification                                    (2,516)             (726)           (1,227)            4,469                --
Disposals                                             (353)             (126)             (177)           (2,093)           (2,749)
                                               ------------------------------------------------------------------------------------
Balance at 31 December 2001                         35,804           125,119            33,321           196,289           390,533

-----------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:

Balance at 1 January 2001                           13,132            59,503             4,822            74,997           152,454
Acquisition of Sinopec National Star                    17             1,548                --               246             1,811
Depreciation charge for the year                     1,747             8,619             1,373            12,920            24,659
Reclassification                                    (1,451)             (525)             (247)            2,223                --
Written back on disposal                              (219)              (90)              (46)           (1,529)           (1,884)
                                               ------------------------------------------------------------------------------------
Balance at 31 December 2001                         13,226            69,055             5,902            88,857           177,040

-----------------------------------------------------------------------------------------------------------------------------------

Net book value:

At 31 December 2001                                 22,578            56,064            27,419           107,432           213,493
At 31 December 2000                                 22,730            44,701            19,426            98,770           185,627

-----------------------------------------------------------------------------------------------------------------------------------


The Company - by asset class

                                                                                   Oil depots,
                                                                                       storage            Plant,
                                                                         Oil         tanks and        machinery,
                                                  Land and           and gas           service         equipment
                                                 buildings        properties          stations        and others             Total
                                              RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
Cost/valuation:

Balance at 1 January 2001                           16,083            27,813            23,488            82,584           149,968
Acquisition of Sinopec National Star                    73             5,189                --               922             6,184
Addition for the year                                  836                18             4,901             3,214             8,969
Transferred from construction in progress            1,136             7,042             5,329             4,343            17,850
Reclassification                                      (627)              (67)           (1,144)            1,838                --
Disposals                                             (280)             (126)             (177)             (421)           (1,004)
                                               ------------------------------------------------------------------------------------
Balance at 31 December 2001                         17,221            39,869            32,397            92,480           181,967

-----------------------------------------------------------------------------------------------------------------------------------
Accumulated depreciation:

Balance at 1 January 2001                            5,262            18,371             4,768            35,970            64,371
Acquisition of Sinopec National Star                    17             1,548                --               246             1,811
Depreciation charge for the year                       815             2,428             1,326             6,061            10,630
Reclassification                                      (248)              (61)             (220)              529                --
Written back on disposal                              (195)              (90)              (46)             (277)             (608)
                                               ------------------------------------------------------------------------------------
Balance at 31 December 2001                          5,651            22,196             5,828            42,529            76,204

-----------------------------------------------------------------------------------------------------------------------------------
Net book value:

At 31 December 2001                                 11,570            17,673            26,569            49,951           105,763
At 31 December 2000                                 10,821             9,442            18,720            46,614            85,597

-----------------------------------------------------------------------------------------------------------------------------------

    The fixed assets and construction in progress of the Group at 30 September 1999 were valued by registered valuers in the PRC. The valuation was reviewed and approved by the MOF (note 1). Surplus on revaluation was RMB 29,093 million and deficit on revaluation was RMB 3,210 million. A net surplus on revaluation of RMB 25,883 million was resulted which has been incorporated in the Group's financial statements of 1999 and 2000.

    In accordance with the relevant rules and regulations in respect of the acquisition of Sinopec National Star, the fixed assets and construction in progress of Sinopec National Star have been valued by a firm of independent valuers in the PRC. Surplus on revaluation of RMB 541 million has been incorporated in the Group's financial statements of 2001.

    At 31 December 2001, the carrying amounts of fixed assets that were pledged by the Group and the Company are RMB 0.233 billion (2000: RMB
    3.348 billion) and RMB 0.104 billion (2000: RMB 1.674 billion) respectively.

    Provision for impairment losses on fixed assets are analysed as follows:

                                                                The Group and
                                                                  the Company
                                                                 RMB millions
-----------------------------------------------------------------------------
Balance at 1 January and 31 December 2001                               391
-----------------------------------------------------------------------------

    At 31 December 2001, the Group's and the Company's provision for impairment losses on fixed asset were with respect to the exploration and production segment.

13  CONSTRUCTION MATERIALS
    At 31 December 2001, construction materials mainly represent the actual cost of materials such as steel and copper to be used for construction projects.

14  CONSTRUCTION IN PROGRESS

    The Group

                                               Exploration                    Marketing
                                                       and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
----------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2001                            2,318         4,319          4,440         4,586            487        16,150

Acquisition of Sinopec National Star                   488            --             --            --             --           488
Addition for the year                               21,787         7,020          9,943        10,868             88        49,706
Dry hole costs written off                          (1,770)           --             --            --             --        (1,770)
Transferred to fixed assets                        (19,660)       (4,871)        (5,791)       (8,180)           (66)      (38,568)
----------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2001                          3,163         6,468          8,592         7,274            509        26,006
----------------------------------------------------------------------------------------------------------------------------------

    At 31 December 2001, major projects of the Group are as follows:


                                                                                                                      Interest
                                     Budgeted      Balance at    Additions     Balance at    Percentage   Source      capitalised
Project name                         amount        1 Jan 2001    for the year  31 Dec 2001   of           of          for the year
                                     RMB millions  RMB millions  RMB millions  RMB millions  completion   funding     RMB millions
----------------------------------------------------------------------------------------------------------------------------------
650k ton / year ethylene project           4,487          243        1,404        1,647          37%    Bank loans &           27
                                                                                                      self-financing

700k ton / year ethylene project           4,706          378        1,028        1,406          30%    Bank loans &           27
                                                                                                      self-financing

Refinery plant reconstruction project      3,100          572          662        1,234          40%    Bank loans &           23
                                                                                                      self-financing

Polyethylene Production Project              888           --          710          710          80%      Bank loans           26
Aromatic Supporting Facilities             1,238           --          650          650          53%      Bank loans           15


The Company
                                               Exploration                  Marketing
                                                       and                        and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 1 January 2001                            1,023         3,097          4,319           629            467         9,535
Acquisition of Sinopec National Star                   488            --             --            --             --           488
Addition for the year                                9,267         5,303          9,777           913             20        25,280
Dry hole costs written off                            (972)           --             --            --             --          (972)
Transferred to fixed assets                         (7,913)       (3,354)        (5,750)         (814)           (19)      (17,850)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at 31 December 2001                          1,893         5,046          8,346           728            468        16,481
-----------------------------------------------------------------------------------------------------------------------------------


15  INTANGIBLE ASSETS

    The Group

                                                                                    Exploration
                                                   Computer                                 and
                                                   Software         Technical        production
                                                    licence          know-how             right            Others             Total
                                               RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
 Cost:
 Balance at 1 January 2001                              293               931                --               150            1,374
 Addition for the year                                    3                62             3,163                --            3,228
 Disposals                                               --                --                --               (50)             (50)
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at 31 December 2001                            296               993             3,163               100            4,552
-----------------------------------------------------------------------------------------------------------------------------------

 Accumulated Amortisation:
 Balance at 1 January 2001                                9               274                --                42              325
 Amortisation charge for the year                        29                93               117                21              260
 Written back on disposal                                --                --                --               (10)             (10)
-----------------------------------------------------------------------------------------------------------------------------------
 Balance at 31 December 2001                             38               367               117                53              575
-----------------------------------------------------------------------------------------------------------------------------------

 Net book value:

 At 31 December 2001                                    258               626             3,046                47            3,977
 At 31 December 2000                                    284               657                --               108            1,049
-----------------------------------------------------------------------------------------------------------------------------------


Except for exploration and production right, the above intangible assets were acquired from third parties. The
Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group
Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The remaining amortisation period of exploration and production right was 27 years. The remaining amortisation periods of other intangible assets range from 4 to 10 years.


    The Company

                                                                                 Exploration
                                                Computer                                 and
                                                Software         Technical        production
                                                 licence          know-how             right            Others             Total
                                            RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
Cost:
 Balance at 1 January 2001                           153               864                --                88             1,105
 Addition for the year                                 3                54             3,163                --             3,220
 Disposals                                            --                --                --               (45)              (45)
----------------------------------------------------------------------------------------------------------------------------------
 Balance at 31 December 2001                         156               918             3,163                43             4,280
----------------------------------------------------------------------------------------------------------------------------------

Accumulated Amortisation:

 Balance at 1 January 2001                             6               267                --                20               293
 Amortisation charge for the year                     18                91               117                13               239
 Written back on disposals                            --                --                --                (5)               (5)
----------------------------------------------------------------------------------------------------------------------------------
 Balance at 31 December 2001                          24               358               117                28               527
----------------------------------------------------------------------------------------------------------------------------------

Net book value:

 At 31 December 2001                                 132               560             3,046                15             3,753
 At 31 December 2000                                 147               597                --                68               812
----------------------------------------------------------------------------------------------------------------------------------


Except for exploration and production right, the above intangible assets were acquired from third parties. The
Company acquired Sinopec National Star together with the exploration and production right from Sinopec Group
Company. The exploration and production right was valued with reference to the proved reserves of the associated oil fields. The remaining amortisation period of exploration and production right was 27 years. The remaining amortisation periods of other intangible assets range from 4 to 10 years.




16  DEFERRED TAX ASSETS AND LIABILITIES


    The Group
                                                          Assets                     Liabilities                  Net balance
                                                    2001          2000           2001          2000           2001          2000
                                                    RMB           RMB            RMB           RMB            RMB           RMB
                                                  millions      millions       millions      millions      millions       millions
----------------------------------------------------------------------------------------------------------------------------------
    Current

    Provision primarily for receivables
      and inventories                                423         1,023             --            --            423         1,023
    Non-current
    Property, plant and equipment                     35            42           (671)         (369)          (636)         (327)
    Tax value of losses carried forward,
      net of valuation allowance                     173            18             --            --            173            18

    Other assets                                      33            47             --           (10)            33            37
    Others                                            96            25             (8)          (48)            88           (23)
    Deferred tax assets/(liabilities)                760         1,155           (679)         (427)            81           728



    The Company
                                                          Assets                     Liabilities                  Net balance
                                                    2001          2000           2001          2000           2001          2000
                                                    RMB           RMB            RMB           RMB            RMB           RMB
                                                  millions      millions       millions      millions      millions       millions
----------------------------------------------------------------------------------------------------------------------------------
    Current
----------------------------------------------------------------------------------------------------------------------------------
    Provision primarily for receivables
       and inventories                               281           711             --            --            281           711
    Non-current
    Property, plant and equipment                      3            15            (33)           --            (30)           15
    Others                                            53             8             --            --             53             8
    Deferred tax assets/(liabilities)                337           734            (33)           --            304           734





    The Group
                                                                               Balance at        Recognised        Balance at
                                                                                1 January         in income       31 December
                                                                                     2001         statement              2001
                                                                             RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------
    Current
------------------------------------------------------------------------------------------------------------------------------
    Provision primarily for receivables and inventories                             1,023              (600)              423
    Non-current
    Property, plant and equipment                                                    (327)             (309)             (636)
    Tax value of losses carried forward, net of valuation allowance                    18               155               173
    Other assets                                                                       37                (4)               33
    Others                                                                            (23)              111                88
    Deferred tax assets                                                               728              (647)               81
------------------------------------------------------------------------------------------------------------------------------


    The Company
                                                                               Balance at        Recognised        Balance at
                                                                                1 January         in income       31 December
                                                                                     2001         statement              2001
                                                                             RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------
    Current
------------------------------------------------------------------------------------------------------------------------------
    Provision primarily for receivables and inventories                               711              (430)              281
    Non-current
    Property, plant and equipment                                                      15               (45)              (30)
    Others                                                                              8                45                53
    Deferred tax assets                                                               734              (430)              304
------------------------------------------------------------------------------------------------------------------------------


17  SHORT-TERM LOANS
    The Group's and the Company's short-term loans represent:

                                                                           The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Short-term bank loans                                             34,424            42,355            23,460            27,817

    Short-term other loans                                                43               282                24               282
    Loans from Sinopec Group Company and fellow subsidiaries           3,448             8,017             2,622             7,719
                                                                      37,915            50,654            26,106            35,818


   The Group's and the Company's weighted average interest rate on short-term loans was 5.1% at 31 December 2001 (2000: 5.8%). The majority of the above loans are unsecured.

   The Group and the Company had no overdue short-term loan at 31 December 2001 (2000: nil).


18  BILLS PAYABLE
    Bills payable primarily represented the bank accepted bills for the purchase of material, goods and products. The repayment term is normally from three to six months.


19  TRADE ACCOUNTS PAYABLE
    The ageing analyses of trade accounts payable are as follows:

    The Group

                                                              2001                                2000
                                                 RMB millions                 %      RMB millions                 %
-----------------------------------------------------------------------------------------------------------------------
    Within 3 months                                    12,494              74.4            14,828              76.4

    Between 3 and 6 months                              1,866              11.1             2,412              12.4
    Over 6 months                                       2,433              14.5             2,163              11.2
-----------------------------------------------------------------------------------------------------------------------
                                                       16,793             100.0            19,403             100.0
-----------------------------------------------------------------------------------------------------------------------


    The Company

                                                              2001                                2000
                                                 RMB millions                 %      RMB millions                 %

    Within 3 months                                     9,735              76.5            15,770              81.8

    Between 3 and 6 months                              1,313              10.3             2,057              10.7
    Over 6 months                                       1,679              13.2             1,442               7.5
-----------------------------------------------------------------------------------------------------------------------
                                                       12,727             100.0            19,269             100.0
-----------------------------------------------------------------------------------------------------------------------

    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more shareholdings of the Company included in the balance of trade accounts payable.

    At 31 December 2001, the Group and the Company had no individually significant trade accounts payable aged over three years.

20  Receipts in advance
    Receipts in advance received from shareholders who hold 5% or more shareholdings of the Company are disclosed in Note 40.

    At 31 December 2001, the Group and the Company had no individually significant receipts in advance aged over one year.


21  TAXES PAYABLE


                                                         The Group                          The Company
                                                  2001               2000              2001              2000
                                               RMB millions      RMB millions      RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------

    Value added tax                               (1,211)           (1,456)             (914)           (1,279)

    Consumption tax                                  979             1,531               742               967
    Income tax                                     2,809             2,706               837               929
    Business tax                                      89                76                33                26
    Other taxes                                      921             1,236               147               604
--------------------------------------------------------------------------------------------------------------------
                                                   3,587             4,093               845             1,247
--------------------------------------------------------------------------------------------------------------------

    The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group and the Company as determined in accordance with the relevant income tax rules and regulations of the PRC during the years ended 31 December 2000 and 2001, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.


22  OTHER PAYABLES
    At 31 December 2001, the Group's and the Company's other payables primarily represented payables for resources compensation fee and education surcharge.


23  OTHER CREDITORS
    Except for the balances disclosed in Note 40, there is no amount due to shareholders who hold 5% or more shareholdings of the Company included in the balance of other creditors.

    At 31 December 2001, the Group and the Company had no individually significant other payables aged over three years.


24  ACCRUED EXPENSES
    At 31 December 2001, the Group's and the Company's accrued expenses primarily represented accrued interest expenses.


25  CURRENT PORTION OF LONG-TERM LOANS
    The Group's and the Company's current portion of long-term loans represent:

                                                                         The Group                          The Company
                                                                      2001              2000              2001              2000
                                                              RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------------
 Long-term bank loans
      -- Renminbi loans                                               8,490             5,135             5,752             3,537
      -- Japanese Yen loans                                             240               410               192               346
      -- US Dollar loans                                              1,365             1,835               481               474
      -- Deutsche Marks loans                                            30                32                29                31
      -- Hong Kong Dollar loans                                           4                 4                --                --
      -- Dutch Guilders loans                                            11                --                11                --
---------------------------------------------------------------------------------------------------------------------------------
                                                                     10,140             7,416             6,465             4,388

---------------------------------------------------------------------------------------------------------------------------------
    Long-term other loans
      -- Renminbi loans                                                 372               354                68               354
      -- US Dollar loans                                                370                46                 2                 9
---------------------------------------------------------------------------------------------------------------------------------
                                                                        742               400                70               363
---------------------------------------------------------------------------------------------------------------------------------

    Long-term loans from Sinopec Group Company
      and fellow subsidiaries
      -- Renminbi loans                                                 345               185               345               185
      -- US Dollar loans                                                 69                 9                69                 9
---------------------------------------------------------------------------------------------------------------------------------
                                                                        414               194               414               194
---------------------------------------------------------------------------------------------------------------------------------
     Total current portion of long-term loans                        11,296             8,010             6,949             4,945
----------------------------------------------------------------------------------------------------------------------------------




26  LONG-TERM LOANS
    The Group's and the Company's long-term loans represent:


                                                                               The Group                        The Company
                                Interest rate and final maturity          2001           2000              2001            2000
                                                                      RMB millions    RMB millions      RMB millions   RMB millions
----------------------------------------------------------------------------------------------------------------------------------
 Third parties debts
----------------------------------------------------------------------------------------------------------------------------------
  Long-term bank loans
  Renminbi loans                Interest rates ranging from
                                interest free to 11.2% per annum
                                at 31 December 2001
                                with maturities through 2013            32,231         26,169            21,473           16,898
----------------------------------------------------------------------------------------------------------------------------------
  Japanese Yen loans            Interest rates ranging from
                                0.3% to 7.3% per annum
                                at 31 December 2001
                                with maturities through 2024             2,401          3,066             2,272            2,857
----------------------------------------------------------------------------------------------------------------------------------
  US Dollar loans               Interest rates ranging from
                                interest free to 7.9% per annum
                                at 31 December 2001
                                with maturities through 2031             4,300          6,746             1,884            2,290
----------------------------------------------------------------------------------------------------------------------------------
  Deutsche Marks loans          Fixed rates ranging from
                                6.6% to 6.8% per annum
                                at 31 December 2001
                                with maturities through 2006               151            191               144              183
----------------------------------------------------------------------------------------------------------------------------------
  Dutch Guilders loans          Fixed rate at 7.9% per annum
                                at 31 December 2001
                                with maturity in 2004                       28             41                28               41
----------------------------------------------------------------------------------------------------------------------------------
  Hong Kong Dollar loans        Floating rate at Hong Kong Prime Rate
                                per annum plus 0.25%
                                with maturities through 2006                14             19                --               --
----------------------------------------------------------------------------------------------------------------------------------
  Less: Current portion                                                 10,140          7,416             6,465            4,388
----------------------------------------------------------------------------------------------------------------------------------
                                                                        28,985         28,816            19,336           17,881
----------------------------------------------------------------------------------------------------------------------------------

  Other long-term loans
----------------------------------------------------------------------------------------------------------------------------------
  Renminbi loans                Interest rates ranging from
                                interest free to 7.5% per annum
                                at 31 December 2001
                                with maturities through 2015               596            554               123              539
----------------------------------------------------------------------------------------------------------------------------------
  US Dollar loans               Interest rates ranging from
                                1.8% to 4.6% per annum
                                at 31 December 2001
                                with maturities through 2015               522            133                34               11
----------------------------------------------------------------------------------------------------------------------------------
  French Franc loans            Interest rates ranging from
                                1.8% to 8.1% per annum
                                at 31 December 2001
                                with maturities through 2025                15             --                15               --
----------------------------------------------------------------------------------------------------------------------------------
  Less: Current portion                                                    742            400                70              363
----------------------------------------------------------------------------------------------------------------------------------
                                                                           391            287               102              187
----------------------------------------------------------------------------------------------------------------------------------

  Long-term loans from Sinopec Group Company and fellow subsidiaries
----------------------------------------------------------------------------------------------------------------------------------
  Renminbi loans                Interest free with maturity in 2020     35,561         35,561            35,561           35,561
----------------------------------------------------------------------------------------------------------------------------------
  Renminbi loans                Interest rates ranging from
                                5.9% to 6.0% per annum
                                at 31 December 2001
                                with maturities through 2006               796          1,068               790            1,062
----------------------------------------------------------------------------------------------------------------------------------
  US Dollar loans               Interest rates ranging from
                                3.4% to 4.4% per annum
                                at 31 December 2001
                                with maturities through 2006               182            366               180               39
----------------------------------------------------------------------------------------------------------------------------------
  Less: Current portion                                                    414            194               414              194
                                                                        36,125         36,801            36,117           36,468
----------------------------------------------------------------------------------------------------------------------------------
                                                                        65,501         65,904            55,555           54,536
----------------------------------------------------------------------------------------------------------------------------------




    The maturity analyses of the Group's and the Company's long-term loans are as follows:

                                                                   The Group                          The Company
                                                                2001              2000              2001              2000
                                                        RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Between one to two years                                  10,383             9,597             6,043             6,016
    Between two to five years                                 13,108            12,222             7,931             7,367
    After five years                                          42,010            44,085            41,581            41,153
    Total long-term loans                                     65,501            65,904            55,555            54,536
----------------------------------------------------------------------------------------------------------------------------------

    At 31 December 2001, the Group and the Company had secured loans from third parties amounting to RMB 171 million
   (2000: RMB 2,457 million) and RMB 76 million (2000: RMB 1,637 million) respectively.


27  Convertible bonds


                                                                                                     The Group
                                  Interest rate and final maturity                                2001              2000
                                                                                          RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Convertible bonds             Fixed rates ranging 2.5% per annum                             1,500             2,770
                                    and redeemable in July 2004
----------------------------------------------------------------------------------------------------------------------------------

    Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary on 28 July 1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary at the IPO price of the ordinary shares and at the option of the holders during the period from 28 July 2000 to 27 July 2004. Convertible bonds amounting to RMB 1,270 million issued by another subsidiary were repaid during the year.


28  OTHER LONG-TERM PAYABLES
    Other long-term payables primarily represent provision for future dismantlement of oil and gas properties, the costs arising from environmental restoration and specific research and development projects.


29  SHARE CAPITAL

                                                                                The Group and the Company
                                                                                     2001              2000
                                                                             RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------
    Registered, issued and fully paid:
    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                  67,122            67,122
    16,780,488,000 H shares of RMB 1.00 each                                       16,780            16,780
    2,800,000,000 A shares of RMB 1.00 each                                         2,800                --
------------------------------------------------------------------------------------------------------------
                                                                                   86,702            83,902
------------------------------------------------------------------------------------------------------------

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion state-owned domestic shares with a par value of RMB 1.00 each, which were all held by Sinopec Group Company (Note 1).

    Pursuant to the resolutions passed in an Extraordinary General Meeting of the Company held on 25 July 2000 and the approval from relevant authorities, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each in its initial global offering in October 2000. The shares include 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares) at prices of HK$1.59 and US$20.645 respectively. As part of the offering, 1,678,049,000 shares were offered in placing to Hong Kong and overseas investors.

    According to Sinopec Group Company's debt-to-equity arrangement, some of the Company's shares held by Sinopec Group Company were transferred to the following state-owned bank and asset management companies. Pursuant to the notice Cai Qi [2000] No. 261 issued by MOF, the Company, having made its global offer of H shares, adjusted the price of shares to be transferred to the following entities, based on the issue price of the H shares, in connection with the debt-to-equity arrangement and the proportion of its state-owned shares. As a result, shares of the Company held by the State Development Bank of China, China Cinda Asset Management Corporation, China Orient Asset Management Corporation, China Huarong Asset Management Corporation are 8,775,570,000 shares, 8,720,650,000 shares, 1,296,410,000 shares and
    586,760,000 shares respectively. Shares of the Company held by Sinopec Group Company was adjusted to 47,742,600,000 shares accordingly. Such arrangement was approved by MOF in Cai Qi [2000] No. 754 "Comments on the issues relating to the management of the state-owned equity in China Petroleum and Chemical Corporation".

    In July 2001, the Company issued 2,800,000,000 domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All the domestic state-owned ordinary shares and H shares rank pari passu in all material respects.

    KPMG Huazhen had verified the above paid-in capital. The capital verification reports, KPMG-C (2000) CV No. 0007, KPMG-C (2001) CV No. 0002 and KPMG-C (2001) CV No.0006 were issued on 22 February 2000, 27 February 2001 and 23 July 2001 respectively.


30  CAPITAL RESERVE
    The movements in capital reserve are as follows:


                                                                                The Group and the Company
                                                                                     2001              2000
                                                                             RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------

    Balance at 1 January                                                          27,449            28,362
    Converted into share capital                                                      --           (10,137)
    Share premium from issuance of share                                           9,016            10,700
    Less: underwriting and issuing expenses                                          168             1,476
    Balance at 31 December                                                        36,297            27,449
------------------------------------------------------------------------------------------------------------


31  SURPLUS RESERVES

    Movements in statutory surplus reserve and statutory public welfare fund are as follows:

                                                                            The Group and the Company
                                                                 Statutory         Statutory
                                                                   surplus            public
                                                                   reserve      welfare fund             Total
                                                              RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2000                                           --                --                --
    Appropriation of net income                                      1,615             1,615             3,230
    Balance at 31 December 2000                                      1,615             1,615             3,230
    Balance at 1 January 2001                                        1,615             1,615             3,230
    Appropriation of net income                                      1,402             1,402             2,804
    Balance at 31 December 2001                                      3,017             3,017             6,034
----------------------------------------------------------------------------------------------------------------

    The Articles of Association of the Company and the following profit appropriation plans had been approved at the Extraordinary General Meeting held on 25 July 2000:

    (a) 10% of the net profit is transferred to the statutory surplus reserve;

    (b) 5% to 10% of the net profit is transferred to the statutory public welfare fund;

    (c) after the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the Annual General Meeting.


32  INCOME FROM PRINCIPAL OPERATIONS
    The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products net of value added tax. The Group's segmental information is set out in note 44.

    For the year ended 31 December 2001, revenue from sales to top five customers are RMB 51,372 million which accounts for 17% of income from principal operations of the Group.


33  SALES TAX AND SURCHARGES


                                                  The Group                          The Company
                                               2001              2000              2001              2000
                                       RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------
    Consumption tax                           9,025             9,260             6,088             6,054
    City construction tax                     1,615             1,664               820               784
    Education surcharge                         707               708               396               430
    Resources tax                               406               363               106               318
    Business tax                                110               106                78                70
------------------------------------------------------------------------------------------------------------
                                             11,863            12,101             7,488             7,656
------------------------------------------------------------------------------------------------------------



34  FINANCIAL EXPENSES

                                                      The Group                          The Company
                                                  2001              2000              2001              2000
                                          RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------
    Interest expenses incurred                   5,692             7,104             3,372             4,239
    Less: Capitalised interest expenses            542               575               378               324
    Financial expenses-interest expenses         5,150             6,529             2,994             3,915
    Interest income                             (1,183)             (820)             (824)             (443)
    Foreign exchange losses                        222                84                45                21
    Foreign exchange gains                        (593)             (950)             (356)             (503)
------------------------------------------------------------------------------------------------------------
                                                 3,596             4,843             1,859             2,990
------------------------------------------------------------------------------------------------------------


35  EXPLORATION EXPENSES
    Exploration expenses include geological and geophysical expenses and write off of dry hole costs.


36  INVESTMENT INCOME

                                                      The Group                          The Company
                                                  2001              2000              2001              2000
                                          RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------
Investment income accounted for under
    the cost method                              199               186                37               139
Investment income accounted for under
    the equity method                            347                49            19,292            23,292
------------------------------------------------------------------------------------------------------------
                                                 546               235            19,329            23,431
------------------------------------------------------------------------------------------------------------


37  NON-OPERATING EXPENSES

                                                      The Group                          The Company
                                                  2001              2000              2001              2000
                                          RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------
Impairment losses on long lived assets              --               187                --                92

Reversal of impairment losses on long
lived assets (net of depreciation effect)           --            (1,049)               --              (338)

Loss on disposal of fixed assets                   323               880               165               521
Fines, penalties and compensation                   87                53                83                48
Donation                                            62               120                23                51
Employee reduction expenses (i)                  2,546                --             1,767                --
Others                                             490               466               315               377
------------------------------------------------------------------------------------------------------------
                                                 3,508               657             2,353               751
------------------------------------------------------------------------------------------------------------

  (i) In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 million during the year ended 31 December 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 million expense included approximately RMB 1,245 million paid to employees that accepted offers to transfer to Sinopec Group Company. As at 31 December 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.


38  INCOME TAX

                                                      The Group                          The Company
                                                  2001              2000              2001              2000
                                          RMB millions      RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------

Provision for PRC income tax                    6,445             8,845             6,455             8,420
Deferred taxation                                 647              (891)              430              (734)
------------------------------------------------------------------------------------------------------------
                                                7,092             7,954             6,885             7,686
------------------------------------------------------------------------------------------------------------


39  DIVIDENDS
    Pursuant to a resolution passed at the Board of Director's Meeting on 28 March 2002, a final dividend of RMB 0.08 per share (2000: RMB 0.08 per share) totalling RMB 6,936 million (2000: RMB 6,712 million) was proposed for shareholders' approval at the Annual General Meeting.


40  RELATED PARTIES AND RELATED PARTY TRANSACTIONS
    (a)  Related parties having the ability to exercise control over the Group


         The name of the company          :        China Petrochemical Corporation ("Sinopec Group Company")

         Registered address               :        No. 6A, Huixin East Street, Chaoyang District, Beijing

         Principal activities             :        Processing crude oil into refined products and chemical
                                                   products, chemical products which include: chemical products made from crude oil and natural gas; production, sale and
                                                   import and export of synthetic fibre and synthetic fibre monomer.

         Relationship with the Group      :        Ultimate holding company

         Types of legal entity            :        State-owned

         Authorised representative        :        Li Yizhong

         Registered capital               :        RMB 104,912 million



There was no movement in the above registered capital for the year ended 31 December 2001.

For the year ended 31 December 2001, the Company's shares held by Sinopec Group Company are set out below:

       From 1 January 2001 to 19 July 2001                               56.9%
       From 20 July 2001 to 31 December 2001                             55.1%

  (b)  Related parties not having the ability to exercise control over the Group

       Sinopec Finance Company Limited Nanjing Chemical Industry Company Limited Zhongyuan Petrochemical Company Sichuan Vinylon Company Nanjing Petrochemical Company Qingjiang Petrochemical Limited Liability Company Baoding Petrochemical Company Maoming Ethylene Plant Luoyang Petrochemical Polypropylene Industrial Company Baling Petrochemical Yueyang Petrochemical Company Tianjin United Chemical Company

       The above companies and the Company are under common control of a parent company.

  (c) The principal related party transactions carried out in the ordinary course of business are as follows:

                                                                                                        2001              2000
                                                                                 Note           RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------------------
       Sales of goods                                                             (i)                 37,261            42,515
       Purchases                                                                 (ii)                 19,264            17,374
       Transportation and storage                                                (iii)                 1,471             1,631
       Exploration and development services                                      (iv)                 10,250             8,006
       Production related services                                                (v)                  6,116             6,604
       Ancillary and social services                                             (vi)                  2,000             2,493
       Operating lease charges                                                   (vii)                 2,489             2,377
       Agency commission income                                                 (viii)                     7                11
       Intellectual property license fee paid                                    (ix)                     10                 8
       Interest received                                                          (x)                    153                60
       Interest paid                                                             (xi)                    534               578
       Net deposits placed with related parties                                  (xii)                   528             4,090
       Net loans (repaid to) / obtained from related parties                    (xiii)                (5,034)           34,656
-------------------------------------------------------------------------------------------------------------------------------

       The amounts set out in the table above in respect of the years ended 31 December 2001 and 2000 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

       At 31 December 2001, guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries amounted to RMB nil million (2000: RMB 55 million).

       The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.


       Notes:

       (i) Sales of goods represent the sale of crude oil, intermediate chemical products and petroleum products.

       (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

       (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and depots.

       (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

       (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

       (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

       (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land and buildings.

       (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

       (ix) Intellectual property license fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licenses for trademarks, patents, technology and computer software.

       (x) Interest received represents interest received from deposits placed with related companies. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balances of deposits at 31 December 2000 and 2001 were RMB 6,601 million and RMB 7,129 million respectively.

       (xi) Interest paid represents interest charges on the loans obtained from Sinopec Group Company and Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company.

       (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

       (xiii) The Group obtained/repaid loans from/to Sinopec Group Company and Sinopec Finance Company Limited.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2001. The terms of these agreements are summarised as follows:

(a) The Company entered into a three-year Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months' notice, Sinopec Group Company agrees not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

      o   the government-prescribed price;
      o where there is no government-prescribed price, the government guidance price;
      o where there is neither a government-prescribed price nor a government guidance price, the market price; or
      o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b) The Company has entered into a three-year non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings for terms the shorter of the period of the existing land use rights and 50 years for land and 20 years for buildings at a rental of approximately RMB 2,007 million and RMB 482 million per annum respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amounts not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months' notice to Sinopec Group Company.

(d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company for a term of ten years. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

(e) The Company has entered into agency agreements for a period of three years effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

(f) The Company has entered into a service stations franchise agreement with Sinopec Group Company for a term of ten years under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(g)   Balances with related party


       The balances with the Group's related parties at 31 December 2001 are as follows:

                                            The ultimate holding company           Other related companies
                                                   2001              2000              2001              2000
                                           RMB millions      RMB millions      RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------
       Trade accounts receivables                   627               440             2,876             2,840
       Advance payments                             151               499               981               138
       Other receivables                            357             2,034             7,932             7,922
       Trade accounts payable                     1,244               734             1,989             5,340
       Receipts in advance                           --               131                --               134
---------------------------------------------------------------------------------------------------------------
       Other creditors                            2,818               852             7,402            12,404
---------------------------------------------------------------------------------------------------------------


41  PRINCIPAL SUBSIDIARIES
    The Company's principal subsidiaries are limited companies operating in the PRC and had been consolidated into the Group's financial statements for the year ended 31 December 2001. Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, the companies below are incorporated in the PRC. The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group.


                                        Registered capital/    Percentage of equity
    Name of company                         paid-up capital     held by the Company     Principal activities
                                               RMB millions
----------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua                            3,374                   70.01     Manufacturing of chemical products
    Petrochemical Company Limited
----------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                       420                  100.00     Marketing and distribution of
                                                                                        refined petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield Company                 29,000                  100.00     Exploration and production of
    Limited                                                                             crude oil natural gas
----------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical                      1,000               (i) 50.00     Manufacturing of plastics,
    Company Limited                                                                     intermediate petrochemical
                                                                                        products and petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Hubei Xinghua Company Limited               282                   57.58     Manufacturing of
                                                                                        intermediate petrochemical
                                                                                        products and petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and                      1,064                   98.79     Manufacturing of
                                                                                        intermediate petrochemical
    Chemical Company Limited                                                            products and petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                        1,950                   82.05     Manufacturing of
    Company Limited                                                                     intermediate  petrochemical
                                                                                        products and petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical                    7,200                   55.56     Manufacturing of
    Company Limited                                                                     synthetic fibres, resin and plastics,
                                                                                        intermediate petrochemical products and
                                                                                        petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining Chemical            1,154                   79.73     Manufacturing of intermediate
    Company Limited                                                                     petrochemical products
                                                                                        and petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons Holdings Limited                 HK$104                   72.40     Trading of crude oil and
                                                                                        petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum                             147                   51.79     Marketing and distribution
    Group Company Limited                                                               of refined petroleum products and
                                                                                        manufacturing of intermediate
                                                                                        petrochemical products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix                               519               (i) 40.72     Manufacturing of intermediate
    Company Limited                                                                     petrochemical products
                                                                                        and petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical                      2,330                   84.98     Manufacturing of
                                                                                        petrochemical products and
    Company Limited                                                                     petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre                    4,000               (i) 42.00     Production and sale of
    Company Limited                                                                     polyester chips and
                                                                                        polyester fibres
----------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and                      2,524                   71.32     Manufacturing of
    Chemical Company Limited                                                            intermediate petrochemical
                                                                                        products and petroleum products
----------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum                         680                   75.00     Exploration and production
                                                                                        of crude oil and Company
                                                                                        Limited natural gas
----------------------------------------------------------------------------------------------------------------------

    (i) The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.


42  COMMITMENTS
    Operating lease commitments
    The Group and the Company lease service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.


    At 31 December 2001, the future minimum lease payments under operating leases are as follows:

                                                            The Group                          The Company
                                                         2001              2000              2001              2000
                                                 RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------

    Within one year                                     2,844             2,657             2,590             2,540
    Between one to two years                            2,736             2,656             2,565             2,540
    Between two to three years                          2,563             2,539             2,494             2,504
    Between three to four years                         2,559             2,537             2,492             2,502
    Between four to five years                          2,550             2,532             2,484             2,497
    After five years                                   85,368            86,933            84,250            86,933
                                                       98,620            99,854            96,875            99,516
-----------------------------------------------------------------------------------------------------------------------------




    Capital commitments

    At 31 December 2001, the Group and the Company had capital commitments as follows:

                                                            The Group                          The Company
                                                         2001              2000              2001              2000
                                                 RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------

    Authorised and contracted for                      21,636            15,491             8,436             1,450
    Authorised but not contracted for                  18,204            37,466            12,437            18,968
                                                       39,840            52,957            20,873            20,418
-----------------------------------------------------------------------------------------------------------------------------

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, and the construction of service stations and oil depots.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and these may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is extended to 55 years as a special dispensation is given by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration. The Group is required to make payments for its exploration and production licenses and the amounts are recognised in the income statement.

    The Group has to make payments of exploration license fees and the production right usage fees to the Ministry of Land and Resources annually. Payments incurred for the year ended 31 December 2001 was approximately RMB 29 million (2000: RMB 15 million).

    Estimated annual payments as to exploration and production licenses in the future are as follows:


                                                       The Group                          The Company
                                                    2001              2000              2001              2000
                                            RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------
    Within one year                                   43                15                28                 7

    Between one to two years                          39                12                26                 6
    Between two to three years                        51                13                26                 4
    Between three to four years                       62                16                31                 4
    Between four to five years                        56                12                24                 7
    After five years                                 284               198               114                61
                                                     535               266               249                89
-----------------------------------------------------------------------------------------------------------------



43  CONTINGENT LIABILITIES

    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

    (b) At 31 December 2001, guarantees given by the Group and the Company to banks in respect of banking facilities granted to the parties below were as follows:

                                                                    The Group       The Company
                                                                 RMB millions      RMB millions
------------------------------------------------------------------------------------------------
       Associated and jointly controlled entities                         546                --
       Third parties                                                      322                --
                                                                          868                --
-----------------------------------------------------------------------------------------------

       In February 2002, the Company made guarantees of RMB 6,999 million given to banks in respect of banking facilities granted to a jointly controlled entity.



    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include: i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold; ii) the extent of required cleanup efforts; iii) varying costs of alternative remediation strategies; iv) changes in environmental remediation requirements; and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fee of approximately RMB 221 million for the year ended 31 December 2001 (2000: RMB 305 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

44  SEGMENTAL INFORMATION
    The Group has five operating segments as follows:

    (i) Exploration and production - which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Company and external customers.

    (ii) Refining - which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Company and external customers.

    (iii) Marketing and distribution - which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals - which manufactures and sells chemical products, derivative chemical products and other chemical products to external customers.

    (v) Others - which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

    The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 3). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy. Beginning 1 January 2000, sales of the exploration and production segment to the refining segment are based on market prices.

    Reportable information on the Group's business segments is as follows:

                                                                            2001              2000
                                                                     RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------
    Turnover
-------------------------------------------------------------------------------------------------------
    Exploration and production
       External sales                                                      11,095             9,846
       Inter-segment sales                                                 43,332            46,213
-------------------------------------------------------------------------------------------------------
                                                                           54,427            56,059
-------------------------------------------------------------------------------------------------------
    Refining
       External sales                                                      49,497            67,872
       Inter-segment sales                                                156,782           162,153
-------------------------------------------------------------------------------------------------------
                                                                          206,279           230,025
-------------------------------------------------------------------------------------------------------
    Marketing and distribution
       External sales                                                     180,610           174,645
-------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                  2,460               652
-------------------------------------------------------------------------------------------------------
                                                                          183,070           175,297
-------------------------------------------------------------------------------------------------------
    Chemicals
       External sales                                                      48,945            56,224
-------------------------------------------------------------------------------------------------------
       Inter-segment sales                                                  5,626             3,443
-------------------------------------------------------------------------------------------------------
                                                                           54,571            59,667
-------------------------------------------------------------------------------------------------------
    Others
       External sales                                                      14,200            14,345
       Inter-segment sales                                                  8,875            11,527
-------------------------------------------------------------------------------------------------------
                                                                           23,075            25,872
-------------------------------------------------------------------------------------------------------
    Elimination of inter-segment sales                                   (217,075)         (223,988)
    Turnover                                                              304,347           322,932
    Cost of sales, sales tax and surcharges
    Exploration and production                                             27,738            26,391
    Refining                                                              199,272           222,186
    Marketing and distribution                                            167,786           157,743
    Chemicals                                                              50,580            51,491
    Others                                                                 22,343            24,919
    Elimination of inter-segment cost of sales                           (219,721)         (221,395)
    Cost of sales, sales tax and surcharges                               247,998           261,335
    Operating profit
    Exploration and production                                             28,765            27,155
    Refining                                                                7,577             7,759
    Marketing and distribution                                             15,284            17,554
    Chemicals                                                               3,992             8,176
    Others                                                                    731               953
-------------------------------------------------------------------------------------------------------
    Total operating profit                                                 56,349            61,597






REPORT OF THE INTERNATIONAL AUDITORS

To the Shareholders of
China Petroleum & Chemical Corporation
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 111 to 143 which have been prepared in accordance with International Accounting Standards.

Respective responsibilities of directors and auditors
The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgments and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Accounting Standards adopted by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.


KPMG
Certified Public Accountants
Hong Kong, China, 28 March 2002





(B) FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL ACCOUNTING STANDARDS ("IAS") CONSOLIDATED INCOME STATEMENT for the year ended 31 December 2001
     (Amounts in millions except per share data)

                                                                                                          2001              2000
                                                                                        Note               RMB               RMB
---------------------------------------------------------------------------------------------------------------------------------
Turnover and other operating revenues

    Turnover                                                                              3            304,347           325,340

    Other operating revenues                                                              4             14,124             6,236
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                       318,471           331,576
---------------------------------------------------------------------------------------------------------------------------------

Operating expenses

    Purchased crude oil, products and operating supplies and expenses                                 (220,313)         (226,533)

    Selling, general and administrative expenses                                          5            (17,138)          (19,519)
    Depreciation, depletion and amortisation                                                           (22,430)          (20,781)
    Exploration expenses, including dry holes                                                           (3,775)           (3,030)
    Personnel expenses                                                                    6            (12,889)          (13,264)
    Employee reduction expenses                                                           7             (2,546)               --
    Taxes other than income tax                                                           8            (11,887)          (12,220)
    Other operating expenses, net                                                         9               (193)             (718)
---------------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                                                       (291,171)         (296,065)
---------------------------------------------------------------------------------------------------------------------------------

Operating profit                                                                                        27,300            35,511

Finance costs
    Interest expense                                                                     10             (4,706)           (6,663)

    Interest income                                                                                      1,183               861
    Foreign exchange losses                                                                               (222)              (85)
    Foreign exchange gains                                                                                 593               951
---------------------------------------------------------------------------------------------------------------------------------
       Net finance costs                                                                                (3,152)           (4,936)
---------------------------------------------------------------------------------------------------------------------------------
Investment income                                                                                          199               191

Share of profits less losses from associates and jointly controlled entities                               320               270
Profit from ordinary activities before taxation                                                         24,667            31,036
Taxation                                                                                 11             (8,029)           (9,638)
Profit from ordinary activities after taxation                                                          16,638            21,398
Minority interests                                                                                        (613)           (1,814)
Profit attributable to shareholders                                                                     16,025            19,584
Basic earnings per share                                                                 16               0.19              0.27
Dividends                                                                                15              6,712               579





CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES for the year ended 31 December 2001
(Amounts in millions)

                                                                                                       2001              2000
                                                                                                        RMB               RMB
----------------------------------------------------------------------------------------------------------------------------------
Net gains recognised directly in reserves

    Revaluation surplus on property, plant and equipment after adjusting for the amount
       attributable to minority interests                                                                --             1,136

Profit attributable to shareholders                                                                  16,025            19,584
----------------------------------------------------------------------------------------------------------------------------------
Total recognised gains and losses                                                                    16,025            20,720
----------------------------------------------------------------------------------------------------------------------------------






CONSOLIDATED BALANCE SHEET
at 31 December 2001
(Amounts in millions)
                                                                                                     2001              2000
                                                                             Note                     RMB               RMB
-----------------------------------------------------------------------------------------------------------------------------
Non-current assets

    Property, plant and equipment                                             17                  219,872           193,868
    Construction in progress                                                  18                   26,450            16,638
    Investments                                                               20                    3,282             2,765
    Interests in associates and jointly controlled entities                   21                    5,172             2,535
    Deferred tax assets                                                       25                      769             1,155
    Other assets                                                                                    1,369             1,608
-----------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                          256,914           218,569
-----------------------------------------------------------------------------------------------------------------------------

Current assets

    Cash and cash equivalents                                                                      21,023            19,621

    Time deposits with financial institutions                                                       1,831            21,860
    Trade accounts receivables                                                22                   11,082            13,072
    Bills receivable                                                          22                    3,542             2,719
    Inventories                                                               23                   46,194            50,513
    Prepaid expenses and other current assets                                 24                   26,123            28,388
-----------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                              109,795           136,173
-----------------------------------------------------------------------------------------------------------------------------

Current liabilities

    Short-term debts                                                          26                   45,349            50,896
    Loans from Sinopec Group Company and fellow subsidiaries                  26                    3,862             8,214
    Trade accounts payable                                                    27                   16,793            19,554
    Bills payable                                                             27                   26,022            11,203
    Accrued expenses and other payables                                       28                   29,876            32,565
    Income tax payable                                                                              2,809             2,721
-----------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                         124,711           125,153
-----------------------------------------------------------------------------------------------------------------------------


Net current (liabilities)/assets                                                                  (14,916)           11,020
-----------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                             241,998           229,589
-----------------------------------------------------------------------------------------------------------------------------

Non-current liabilities
    Long-term debts                                                           26                   30,876            34,197
    Loans from Sinopec Group Company and fellow subsidiaries                  26                   36,125            36,807
    Deferred tax liabilities                                                  25                    2,981             1,775
    Other liabilities                                                                                 806               446
-----------------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                                                      70,788            73,225

Minority interests                                                                                 23,541            23,210

Net assets                                                                                        147,669           133,154

Shareholders' funds
Share capital                                                                 29                   86,702            83,902
Reserves                                                                      30                   60,967            49,252
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  147,669           133,154
-----------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 28 March 2002

Li Yizhong               Wang Jiming                             Zhang Jiaren
Chairman                 Director and President                  Director, Vice President
                                                                 and Chief Financial Officer





BALANCE SHEET
at 31 December 2001
(Amounts in millions)

                                                                                        Note                2001              2000
                                                                                                             RMB               RMB
----------------------------------------------------------------------------------------------------------------------------------
Non-current assets
    Property, plant and equipment                                                        17              107,040            90,883
    Construction in progress                                                             18               16,753            10,023
    Interests in subsidiaries                                                            19               89,608            78,400
    Investments                                                                          20                  462               658
    Interests in associates and jointly controlled entities                              21                4,155             2,146
    Deferred tax assets                                                                  25                  337               734
    Other assets                                                                                           1,092             1,291
----------------------------------------------------------------------------------------------------------------------------------
Total non-current assets                                                                                 219,447           184,135
----------------------------------------------------------------------------------------------------------------------------------

Current assets
    Cash and cash equivalents                                                                             11,595             9,508
    Time deposits with financial institutions                                                                230            20,106
    Trade accounts receivables                                                           22                9,461            12,444
    Bills receivable                                                                     22                1,464             1,307
    Inventories                                                                          23               27,327            32,632
    Prepaid expenses and other current assets                                            24               28,453            23,482
----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                                      78,530            99,479
----------------------------------------------------------------------------------------------------------------------------------

Current liabilities

    Short-term debts                                                                     26               30,019            33,293
    Loans from Sinopec Group Company and fellow subsidiaries                             26                3,036             7,916
    Trade accounts payable                                                               27               12,727            19,420
    Bills payable                                                                        27               19,291             6,409
    Accrued expenses and other payables                                                  28               27,552            25,147
    Income tax payable                                                                                       837               944
----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                                 93,462            93,129
----------------------------------------------------------------------------------------------------------------------------------

Net current (liabilities)/assets                                                                         (14,932)            6,350
----------------------------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                                                                    204,515           190,485
----------------------------------------------------------------------------------------------------------------------------------
Non-current liabilities
    Long-term debts                                                                      26               19,438            20,392
    Loans from Sinopec Group Company and fellow subsidiaries                             26               36,117            36,474
    Deferred tax liabilities                                                             25                  673               416
    Other liabilities                                                                                        618                49
Total non-current liabilities                                                                             56,846            57,331
----------------------------------------------------------------------------------------------------------------------------------

Net assets                                                                                               147,669           133,154
Shareholders' funds
Share capital                                                                            29               86,702            83,902
Reserves                                                                                 30               60,967            49,252
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         147,669           133,154
----------------------------------------------------------------------------------------------------------------------------------

Approved and authorised for issue by the board of directors on 28 March 2002

 Li Yizhong                               Wang Jiming                              Zhang Jiaren
 Chairman                                 Director and President                   Director, Vice President and
                                                                                   Chief Financial Officer




CONSOLIDATED CASH FLOW STATEMENT
for the year 31 December 2001
(Amounts in millions)

                                                                                        Note            2001              2000
                                                                                                         RMB               RMB
---------------------------------------------------------------------------------------------------------------------------------
Net cash generated from operating activities                                             (a)          55,279            29,180

Cash flow from investing activities
    Capital expenditure                                                                              (55,935)          (45,669)
    Purchase of investments                                                                           (3,375)           (1,843)
    Proceeds from disposal of investments                                                                307               126
    Proceeds from disposal of property, plant and equipment                                              374               270
    Repayments from associates and jointly controlled entities                                           117               158
    Repayments of loans from/advances to associates and jointly controlled entities                       --               (52)
    Increase in time deposits with financial institutions                                            (18,698)          (23,292)
    Maturity of time deposits with financial institutions                                             38,727             5,983
---------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                                (38,483)          (64,319)
---------------------------------------------------------------------------------------------------------------------------------

Cash flow from financing activities
    Proceeds from public offering, net of issuing expenses                                            11,648            24,326
    Proceeds from bank and other loans                                                               258,928           131,900
    Repayments of bank and other loans                                                              (272,410)         (121,168)
    Maturity of debentures                                                                                --              (683)
    Distributions to minority interests                                                                 (682)             (642)
    Contributions from minority interests                                                                287                --
    Dividend paid                                                                                     (6,712)             (579)
    Cash and cash equivalents distributed to Sinopec Group Company                                    (6,446)             (151)
---------------------------------------------------------------------------------------------------------------------------------
Net cash (used in)/generated from financing activities                                               (15,387)           33,003
---------------------------------------------------------------------------------------------------------------------------------

Net increase/(decrease) in cash and cash equivalents                                                   1,409            (2,136)
Effect of foreign exchange rate                                                                           (7)               (2)
Cash and cash equivalents at beginning of year                                                        19,621            21,759
Cash and cash equivalents at end of year                                                              21,023            19,621
---------------------------------------------------------------------------------------------------------------------------------



NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT for the year ended 31 December 2001
(Amounts in millions)


(a) Reconciliation of profit from ordinary activities before taxation to net cash generated from operating activities

                                                                                                     2001              2000
                                                                                                      RMB               RMB
-----------------------------------------------------------------------------------------------------------------------------
    Profit from ordinary activities before taxation                                                24,667            31,036
    Depreciation, depletion and amortisation                                                       22,430            20,781
    Dry hole costs                                                                                  1,770             1,944
    Share of profits less losses from associates and jointly controlled entities                     (320)             (270)
    Investment income                                                                                (199)             (191)
    Interest income                                                                                (1,183)             (861)
    Interest expense                                                                                4,706             6,663
    Unrealised foreign exchange gain                                                                 (413)             (365)
    Loss on disposal of property, plant and equipment                                                  67               928
    Impairment losses on long-lived assets                                                             --               187
    Reversal of impairment losses on long-lived assets, net of depreciation effect                     --              (936)
    Decrease/(increase) in trade accounts receivables                                               1,990            (5,328)
    Increase in bills receivable                                                                     (823)             (343)
    Decrease/(increase) in inventories                                                              4,319           (21,983)
    Decrease/(increase) in prepaid expenses and other current assets                                  718            (8,743)
    Increase in other assets                                                                          (43)             (283)
    (Decrease)/increase in trade accounts payable                                                  (2,761)            9,104
    Increase in bills payable                                                                      14,819             8,575
    (Decrease)/increase in accrued expenses and other payables                                     (4,972)            3,387
    Increase/(decrease) in other liabilities                                                          360              (348)
    Cash flow from operating activities                                                            65,132            42,954
    Interest received                                                                               1,237             1,171
    Interest paid                                                                                  (5,057)           (8,221)
    Investment income received                                                                        293               125
    Income tax paid                                                                                (6,326)           (6,849)
    Net cash generated from operating activities                                                   55,279            29,180
-----------------------------------------------------------------------------------------------------------------------------




NOTES ON THE FINANCIAL STATEMENTS
for the year ended 31 December 2001

1.  PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

    Principal activities
    China Petroleum & Chemical Corporation ("the Company") is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC"). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil, natural gas and products by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

    Organisation
    The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation ("the Reorganisation") of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

    As part of the Reorganisation, certain of Sinopec Group Company's core oil and gas and chemical operations and businesses together with the related assets and liabilities that were to be transferred to the Company were segregated such that the operations and businesses were separately managed beginning 31 December 1999. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company at that date. The oil and gas and chemical operations and businesses transferred to the Company related to (i) the exploration, development and production of crude oil and natural gas,
    (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sale of chemicals (collectively the "Predecessor Operations"). Sinopec Group Company retained certain refining and production enterprises and facilities that were not considered strategically competitive with the Company's oil and gas and chemical operations. In addition, Sinopec Group Company retained units providing certain social services, government functions and other ancillary and supporting services.

    Basis of presentation
    The Group financial statements for the year ended 31 December 2000 present the results of the Company and its subsidiaries as if the Group had been in existence throughout the year and as if the Predecessor Operations were transferred to the Company from Sinopec Group Company at 1 January 2000. Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition").

    As the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group and the Company for periods prior to the combination have been restated to include the accounts and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group has been treated as an equity transaction.

    The results of operations and the accounts previously reported by the separate enterprises and the combined amounts as at and for the year ended 31 December 2000 presented in the accompanying consolidated financial statements are summarised below.

                                                            The Group
                                                              without           Sinopec
                                                              Sinopec          National
                                                        National Star              Star          Combined
                                                         RMB millions      RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------
    Results of operation:
       Operating revenue                                      328,901             2,675           331,576
       Net income                                              19,004               580            19,584
       Basic earnings per share (RMB)                            0.26              0.01              0.27

    Financial condition:
       Current assets                                         134,208             1,965           136,173
       Total assets                                           347,409             7,333           354,742
       Current liabilities                                    123,673             1,480           125,153
       Total liabilities                                      194,556             3,822           198,378
       Net assets                                             129,871             3,283           133,154
------------------------------------------------------------------------------------------------------------

    These financial statements have been prepared in accordance with International Accounting Standards ("IAS") adopted by the International Accounting Standards Board ("IASB"), and interpretations adopted by the Internatoinal Financial Reporting Interpretations Committee of the IASB, and are prepared on the historical cost basis as modified by the revaluation of certain property, plant and equipment. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

    The preparation of financial statements in accordance with IAS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2.  PRINCIPAL ACCOUNTING POLICIES

    (a) Basis of consolidation
        The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

        The results of subsidiaries are included in the consolidated income statement from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit from ordinary activities after taxation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

       The particulars of the Group's principal subsidiaries are set out in
       Note 35.

    (b) Translation of foreign currencies
        The functional and reporting currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC rates") prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the applicable PBOC rates at the balance sheet date.

        Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the income statement.

    (c) Cash and cash equivalents
        Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months.

    (d) Trade accounts receivables
        Trade accounts receivables are stated at cost less allowance for doubtful accounts. An allowance for doubtful accounts is provided based upon the evaluation of the recoverability of these accounts at the balance sheet date.

    (e) Inventories
        Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

        Spare parts and consumables are stated at cost less any provision for obsolescence.

    (f) Property, plant and equipment
        Property, plant and equipment are initially recorded at cost less accumulated depreciation and impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use. Subsequent to the revaluation (Note 17), which was based on depreciated replacement costs, property, plant and equipment are carried at revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed periodically to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Expenditure incurred after the asset has been put into operation is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is charged to the income statement in the period in which it is incurred.

        Gains or losses arising from the retirement or disposal of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal. On disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings.

        Depreciation is provided to write off the cost/revalued amount of each asset, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

        Buildings                                                 15 to 45 years
        Plant, machinery, equipment and others                     4 to 18 years
        Oil depots, storage tanks and service station equipment    8 to 14 years

Land and buildings use rights are amortised on a straight-line basis over the respective periods of the rights.

    (g) Oil and gas properties
        The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells and the related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. Exploratory wells that find oil and gas reserves in any area requiring major capital expenditure are expensed unless the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made, and drilling of the additional exploratory wells is under way or firmly planned for the near future. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

2.  PRINCIPAL ACCOUNTING POLICIES (Continued)

    (g) Oil and gas properties (Continued)
        Gains and losses on the disposal of proved oil and gas properties are not recognised unless the disposal encompasses an entire property. The proceeds on such disposals are credited to the carrying amounts of oil and gas properties.

        Future dismantlement, restoration and abandonment costs are estimated taking into account the anticipated method of dismantlement and restoration, and are provided using the unit-of-production method.

    (h) Construction in progress
        Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

        Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

        No depreciation is provided in respect of construction in progress.

    (i) Investments in subsidiaries
        In the Company's stand-alone balance sheet, investments in subsidiaries are accounted for using the equity method.

    (j) Investments
        Investments in unlisted equity securities are stated at cost less provision for impairment losses. A provision is made where, in the opinion of management, there is an impairment in the value of an investment.

    (k) Investments in associates and jointly controlled entities
        An associate is a company, not being a subsidiary, in which the Group exercises significant influence in its management. A jointly controlled entity is an entity over which the Group can exercise joint control with other venturers. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies. Joint control is the contractually agreed sharing of control over an economic activity.

        Investments in associates and jointly controlled entities are accounted for using the equity method in the Company's and the Group's financial statements, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

    (l) Provisions
        A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

    (m) Revenue recognition
        Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and all other items are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

        Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

    (n) Borrowing costs

        Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

    (o) Repairs and maintenance expenditure
        Repairs and maintenance expenditure, including cost of major overhaul, is expensed as incurred.

    (p) Environmental expenditures
        Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

        Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

    (q) Research and development costs
        Research and development costs are recognised as expenses in the period in which they are incurred.

    (r) Operating leases
        Operating lease payments are charged to the income statement on a straight-line basis over the period of the respective leases.

    (s) Retirement benefits
        The contributions payable under the Group's retirement plans are charged to the income statement according to the contribution determined by the plans. Further information is set out in Note 33.

2.  PRINCIPAL ACCOUNTING POLICIES (Continued)

    (t) Impairment loss
        The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value. The amount of the reduction is recognised as an expense in the income statement unless the asset is carried at revalued amount for which an impairment loss is recognised directly against any related revaluation reserve to the extent that the impairment loss does not exceed the amount held in the revaluation reserve for that same asset.

        The Group assesses at each balance sheet date whether there is any indication that an impairment loss recognised for an asset in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as income unless the asset is carried at revalued amount. Reversal of an impairment loss on a revalued asset is credited to the revaluation reserve except for impairment loss which was previously recognised as an expense in the income statement; a reversal of such impairment loss is recognised as income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred.

    (u) Income tax
        Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates.

        Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

        Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the income statement.

        The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set-off against the taxable profit of another legal tax unit. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

    (v) Dividends
        Dividends are recognised as a liability in the period in which they are declared.

    (w) Segmental reporting
        A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments.

3.  TURNOVER
    Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.


4.  OTHER OPERATING REVENUES

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Sale of ancillary materials                                                        12,303             4,930
    Income from rendering of services                                                     638               596
    Rental income                                                                         176               216
    Others                                                                              1,007               494
--------------------------------------------------------------------------------------------------------------------
                                                                                       14,124             6,236
--------------------------------------------------------------------------------------------------------------------



5.  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


    The following items are included in selling, general and administrative expenses:

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------

    Research and development costs                                                      1,290             1,742
    Operating lease charges                                                             2,832             2,900
    Auditors' remuneration                                                                 89                59
--------------------------------------------------------------------------------------------------------------------


6.  PERSONNEL EXPENSES

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Wages and salaries                                                                  9,402             9,697

    Staff welfare                                                                       1,311             1,317
    Contributions to retirement schemes                                                 1,358             1,387
    Social security contributions                                                         818               863
--------------------------------------------------------------------------------------------------------------------
                                                                                       12,889            13,264
--------------------------------------------------------------------------------------------------------------------


7.  EMPLOYEE REDUCTION EXPENSES
    In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 million during the year ended 31 December 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 million expense included approximately RMB 1,245 million paid to employees that accepted offers to transfer to Sinopec Group Company. As at 31 December 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.

8.  TAXES OTHER THAN INCOME TAX

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Consumption tax                                                                     9,025             9,260
    City construction tax                                                               1,615             1,673
    Education surcharge                                                                   707               713
    Resources tax                                                                         406               382
    Business tax                                                                          110               108
    Others                                                                                 24                84
--------------------------------------------------------------------------------------------------------------------
                                                                                       11,887            12,220
--------------------------------------------------------------------------------------------------------------------

    Consumption tax is levied on producers of gasoline and diesel based on a tariff rate applied to the volume of sales. City construction tax is levied on an entity based on its total amount of value-added tax, consumption tax and business tax.


9.  OTHER OPERATING EXPENSES, NET

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Fines, penalties and compensations                                                     80                28

    Donations                                                                              62               123
    Loss on disposal of property, plant and equipment                                      67               928
    Impairment losses on long-lived assets                                                 --               187
    Reversal of impairment losses on long-lived assets,
        net of depreciation effect                                                         --              (936)
    Others                                                                                (16)              388
--------------------------------------------------------------------------------------------------------------------
                                                                                          193               718
--------------------------------------------------------------------------------------------------------------------

    Asset impairment
    There were no impairment losses and reversal of impairment losses recognised on long-lived assets for the year ended 31 December 2001.

    The factors resulting in the exploration and production ("E&P") segment impairment losses of RMB 92 million for the year ended 31 December 2000, were unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties, including construction in progress assets, were written down to a recoverable value which was determined based on the present values of the expected future cash flows of the assets. The oil and gas pricing was a factor used in the determination of the present values of the expected future cash flows of the assets and had an impact on the recognition of the asset impairment.

    Reversal of impairment losses on long-lived assets of the E&P segment of RMB 936 million for the year ended 31 December 2000, represent the reversal of impairment losses previously recognised primarily as a result of the increase in crude oil prices used in determining the recoverable value.

    Impairment losses recognised on long-lived assets of the refining segment of RMB 95 million for the year ended 31 December 2000, primarily relate to write-downs of certain refining production facilities including construction in progress assets to their recoverable values which were determined based on the present value of estimated future cash flows.

10. INTEREST EXPENSE

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Interest expense incurred                                                            5,692             7,265

    Less: Interest expense capitalised*                                                   (986)             (602)
    Interest expense                                                                     4,706             6,663

  * Interest rates per annum at which borrowing costs were
    capitalised for construction in progress                                       3.4% to 8.0%      4.5% to 9.7%
--------------------------------------------------------------------------------------------------------------------


11. TAXATION
    Taxation in the consolidated income statement represents:

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------
    Provision for PRC income tax

      -- the Group                                                                     6,414             8,994

      -- associates and jointly controlled entities                                       23                21
    Deferred taxation (Note 25)                                                        1,592               623
--------------------------------------------------------------------------------------------------------------------
                                                                                       8,029             9,638
--------------------------------------------------------------------------------------------------------------------


    A reconciliation of the expected tax with the actual tax expense is as follows:

                                                                                            The Group
                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------------

    Profit from ordinary activities before taxation                                     24,667            31,036

    Expected PRC income tax expense at a statutory tax rate of 33%                       8,140            10,242
    Non-deductible expenses                                                                370               648
    Non-taxable income                                                                    (261)             (383)
    Differential tax rate on subsidiaries' income (Note i)                                (390)             (924)
    Tax losses not recognised for deferred tax                                             142                87
    Others                                                                                  28               (32)
--------------------------------------------------------------------------------------------------------------------
                                                                                         8,029             9,638

    Note:

    (i) The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the years ended 31 December 2000 and 2001, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

12. DIRECTORS' AND SUPERVISORS' EMOLUMENTS
    Directors' and supervisors' emoluments are as follows:

                                                                                              2001              2000
                                                                                           RMB'000           RMB'000
------------------------------------------------------------------------------------------------------------------------
    Fees                                                                                        64                --
    Salaries and other emoluments                                                            1,267             1,223
    Retirement scheme contributions                                                            104                77
------------------------------------------------------------------------------------------------------------------------
                                                                                             1,435             1,300

    Included in the directors' and supervisors' emoluments were fees of RMB 64,000 (2000: Nil) paid to the independent non-executive directors and an independent supervisor during the year.

    An analysis of directors' and supervisors' emoluments by number of directors and supervisors and emolument range is as follows:

                                                                                              2001              2000
                                                                                            Number            Number
------------------------------------------------------------------------------------------------------------------------
    Nil to HK$ 1,000,000                                                                       20                18
------------------------------------------------------------------------------------------------------------------------


13. SENIOR MANAGEMENT's EMOLUMENTS
    Details of emoluments paid to the five highest paid individuals (none of them is a director or a supervisor) of the Group during the year are as follows:

                                                                                              2001              2000
                                                                                           RMB'000           RMB'000
------------------------------------------------------------------------------------------------------------------------
    Salaries and other emoluments                                                            1,362             1,576
    Retirement scheme contributions                                                             51                35
------------------------------------------------------------------------------------------------------------------------
                                                                                             1,413             1,611
------------------------------------------------------------------------------------------------------------------------

    An analysis of emoluments paid to the five highest paid individuals by number of individuals and emolument range is as follows:

                                                                                              2001              2000
                                                                                            Number            Number
------------------------------------------------------------------------------------------------------------------------
    Nil to HK$ 1,000,000                                                                        5                 5
------------------------------------------------------------------------------------------------------------------------


14. PROFIT ATTRIBUTABLE TO SHAREHOLDERS
    The profit attributable to shareholders includes a profit of RMB 16,025 million (2000: RMB 19,584 million) which has been dealt with in the financial statements of the Company.


15. DIVIDENDS
    Dividends attributable to the year

                                                                                                   2001                2000
                                                                                           RMB millions         RMB millions
-------------------------------------------------------------------------------------------------------------------------------
    Final dividends proposed after the balance sheet date of
      RMB 0.08 per share (2000: RMB 0.08 per share)                                             6,936             6,712

    Dividends declared and paid during the year                                                    --               579
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                6,936             7,291
-------------------------------------------------------------------------------------------------------------------------------

    Upon the legal establishment of the Company in February 2000, dividends amounting to RMB 579 million were paid.

    Pursuant to a resolution passed at the Directors' meeting on 28 March 2002, a final dividend of RMB 0.08 (2000: RMB 0.08) per share totalling RMB 6,936 million (2000: RMB 6,712 million) was proposed for shareholders' approval at the Annual General Meeting. The dividend has not been provided for in the financial statements for the year ended 31 December 2001.

    Dividends attributable to the previous financial year, approved and paid during the year

                                                                                                   2001                2000
                                                                                           RMB millions         RMB millions
-------------------------------------------------------------------------------------------------------------------------------
    Final dividends in respect of the previous financial year, approved and paid during the year,
      of RMB 0.08 per share (2000: RMB Nil per share)                                            6,712                --

    Dividends declared and paid during the year                                                     --               579
                                                                                                 6,712               579
-------------------------------------------------------------------------------------------------------------------------------


16. BASIC EARNINGS PER SHARE
    The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 16,025 million (2000: RMB 19,584 million) and the weighted average number of shares of 85,168,192,425 (2000: 71,936,025,585) in issue during the year. The weighted average number of shares for the year ended 31 December 2001 reflects the issuance of 2,800,000,000 shares in July 2001 in connection with the Company's public offering of domestically listed ordinary shares in Shanghai Stock Exchange (Note 29). The weighted average number of shares for the year ended 31 December 2000 reflects the issuance of 15,102,439,000 shares in October 2000 in connection with the Company's initial public offering (Note 29).

    The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both years.


17  PROPERTY, PLANT AND EQUIPMENT

  The Group - by segment:

                                                Exploration                    Marketing                    Corporate
                                                        and                          and                          and
                                                 production      Refining   distribution     Chemicals         Others         Total
                                               RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
  Cost/valuation:
  Balance at 1 January 2001                         122,979        87,272         28,077       104,589          1,348       344,265
  Additions                                             259         1,804          7,183           933            270        10,449
  Transferred from construction in progress          19,660         4,871          5,791         8,180             66        38,568
  Disposals                                            (544)         (590)          (368)       (1,220)           (27)       (2,749)
  Balance at 31 December 2001                       142,354        93,357         40,683       112,482          1,657       390,533
  Accumulated depreciation:
  Balance at 1 January 2001                          60,705        34,854          5,286        49,222            330       150,397
  Depreciation charge for the year                    8,071         5,863          1,636         6,477            101        22,148
  Written back on disposals                            (458)         (332)          (134)         (942)           (18)       (1,884)
  Balance at 31 December 2001                        68,318        40,385          6,788        54,757            413       170,661
  Net book value:
  At 31 December 2001                                74,036        52,972         33,895        57,725          1,244       219,872
  At 31 December 2000                                62,274        52,418         22,791        55,367          1,018       193,868
-----------------------------------------------------------------------------------------------------------------------------------


  The Company - by segment:

                                               Exploration                    Marketing                    Corporate
                                                       and                          and                          and
                                                production      Refining   distribution     Chemicals         Others         Total
                                              RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
  Cost/valuation:
  Balance at 1 January 2001                         39,052        60,039         27,309        29,132            620       156,152
  Additions                                            112         1,314          6,860           464            219         8,969
  Transferred from construction in progress          7,913         3,354          5,750           814             19        17,850
  Disposals                                           (329)         (315)          (248)         (101)           (11)       (1,004)
  Balance at 31 December 2001                       46,748        64,392         39,671        30,309            847       181,967
  Accumulated depreciation:
  Balance at 1 January 2001                         20,289        26,116          5,148        13,526            190        65,269
  Depreciation charge for the year                   2,687         4,068          1,593         1,869             49        10,266
  Written back on disposals                           (288)         (183)           (93)          (34)           (10)         (608)
  Balance at 31 December 2001                       22,688        30,001          6,648        15,361            229        74,927
  Net book value:
  At 31 December 2001                               24,060        34,391         33,023        14,948            618       107,040
  At 31 December 2000                               18,763        33,923         22,161        15,606            430        90,883
-----------------------------------------------------------------------------------------------------------------------------------



  The Group - by asset class:
                                                                                     Oil depots,            Plant,
                                                                                   storage tanks        machinery,
                                                    Land and       Oil and gas       and service         equipment
                                                   buildings        properties          stations        and others            Total
                                                RMB millions      RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2001                         35,935           109,393            24,248           174,689         344,265
    Additions                                          1,176                84             5,119             4,070          10,449
    Transferred from construction in progress          1,562            16,494             5,358            15,154          38,568
    Reclassification                                  (2,516)             (726)           (1,227)            4,469              --
    Disposals                                           (353)             (126)             (177)           (2,093)         (2,749)
    Balance at 31 December 2001                       35,804           125,119            33,321           196,289         390,533
    Accumulated depreciation:
    Balance at 1 January 2001                         13,149            57,183             4,822            75,243         150,397
    Depreciation charge for the year                   1,747             6,108             1,373            12,920          22,148
    Reclassification                                  (1,451)             (525)             (247)            2,223              --
    Written back on disposals                           (219)              (90)              (46)           (1,529)         (1,884)
    Balance at 31 December 2001                       13,226            62,676             5,902            88,857         170,661
    Net book value:
    At 31 December 2001                               22,578            62,443            27,419           107,432         219,872
    At 31 December 2000                               22,786            52,210            19,426            99,446         193,868
-----------------------------------------------------------------------------------------------------------------------------------



    The Company - by asset class:

                                                                                       Oil depots,            Plant,
                                                                                     storage tanks        machinery,
                                                      Land and       Oil and gas       and service         equipment
                                                     buildings        properties          stations        and others          Total
                                                  RMB millions      RMB millions      RMB millions      RMB millions   RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Cost/valuation:
    Balance at 1 January 2001                        16,156            33,002            23,488            83,506          156,152
    Additions                                           836                18             4,901             3,214            8,969
    Transferred from construction in progress         1,136             7,042             5,329             4,343           17,850
    Reclassification                                   (627)              (67)           (1,144)            1,838               --
    Disposals                                          (280)             (126)             (177)             (421)          (1,004)
    Balance at 31 December 2001                      17,221            39,869            32,397            92,480          181,967
    Accumulated depreciation:
    Balance at 1 January 2001                         5,279            19,006             4,768            36,216           65,269
    Depreciation charge for the year                    815             2,064             1,326             6,061           10,266
    Reclassification                                   (248)              (61)             (220)              529               --
    Written back on disposals                          (195)              (90)              (46)             (277)            (608)
    Balance at 31 December 2001                       5,651            20,919             5,828            42,529           74,927
    Net book value:
    At 31 December 2001                              11,570            18,950            26,569            49,951          107,040
    At 31 December 2000                              10,877            13,996            18,720            47,290           90,883
-----------------------------------------------------------------------------------------------------------------------------------

    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group at 30 September 1999 were valued for each asset class by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation (collectively, the "PRC valuers"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of property, plant and equipment has been determined at RMB 159,788 million. The surplus on revaluation of RMB 32,320 million, net of amounts allocated to minority interests, has been incorporated in the accounts of the Group at 31 December 1999. In connection with the Acquisition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000, by a firm of independent valuers and approved by the Ministry of Finance. The value of property, plant and equipment of Sinopec National Star pursuant to the valuation, based on a depreciated replacement cost basis, was determined at RMB 4,373 million, resulting in a surplus on revaluation of RMB 1,136 million, net of amounts allocated to minority interests.


18. CONSTRUCTION IN PROGRESS

    The Group:

                                         Exploration                    Marketing                    Corporate
                                                 and                          and                          and
                                          production      Refining   distribution     Chemicals         others         Total
                                        RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2001                  2,806         4,319          4,440         4,586            487        16,638
    Additions                                 21,787         7,188         10,073        11,014             88        50,150
    Dry hole costs written off                (1,770)           --             --            --             --        (1,770)
    Transferred to fixed assets              (19,660)       (4,871)        (5,791)       (8,180)           (66)      (38,568)
    Balance at 31 December 2001                3,163         6,636          8,722         7,420            509        26,450
------------------------------------------------------------------------------------------------------------------------------


    The Company:

                                         Exploration                    Marketing                    Corporate
                                                 and                          and                          and
                                          production      Refining   distribution     Chemicals         others         Total
                                        RMB millions  RMB millions   RMB millions  RMB millions   RMB millions  RMB millions
------------------------------------------------------------------------------------------------------------------------------
    Balance at 1 January 2001                  1,511         3,097          4,319           629            467        10,023
    Additions                                  9,267         5,436          9,907           922             20        25,552
    Dry hole costs written off                  (972)           --             --            --             --          (972)
    Transferred to fixed assets               (7,913)       (3,354)        (5,750)         (814)           (19)      (17,850)
    Balance at 31 December 2001                1,893         5,179          8,476           737            468        16,753
------------------------------------------------------------------------------------------------------------------------------




19. INTERESTS IN SUBSIDIARIES

                                                                                                       The Company
                                                                                                     2001              2000
                                                                                             RMB millions      RMB millions
------------------------------------------------------------------------------------------------------------------------------
    Share of net assets                                                                            89,608            78,400


    Details of the Company's principal subsidiaries at 31 December 2001 are set out in Note 35.



20. INVESTMENTS


                                                                          The Group                          The Company
                                                                       2001              2000              2001              2000
                                                               RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Unlisted investments, at cost                                     3,463             2,975               611               798

    Less: Provision for impairment losses                              (181)             (210)             (149)             (140)
                                                                      3,282             2,765               462               658

    Provision for impairment losses is analysed as follows:
----------------------------------------------------------------------------------------------------------------------------------

                                                                          The Group                          The Company
                                                                       2001              2000              2001              2000
                                                               RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    At 1 January                                                        210               172               140                --

    Transferred from Sinopec Group Company                               --                --                --                69
    Provision for the year                                               18                73                 9                71
    Written back for the year on disposal                               (42)               --                --                --
    Written-off                                                          (5)              (35)               --                --
    At 31 December                                                      181               210               149               140
----------------------------------------------------------------------------------------------------------------------------------

    Unlisted investments represent the Group's interests in PRC domiciled enterprises which are mainly engaged in non oil and gas activities and operations. The Group has no investments in marketable securities.



21. INTERESTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

                                                                          The Group                          The Company
                                                                       2001              2000              2001              2000
                                                               RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Share of net assets                                               5,172             2,418             4,155             2,029
    Loans to associates and jointly controlled entities                  --               117                --               117
----------------------------------------------------------------------------------------------------------------------------------
                                                                      5,172             2,535             4,155             2,146
----------------------------------------------------------------------------------------------------------------------------------


    The Group's investments in associates and jointly controlled entities are with companies primarily engaged in the oil and gas and chemical operations in the PRC. These investments are individually and in the aggregate not material to the Group's financial condition or results of operations for all periods presented. The principal investments in associates and jointly controlled entities, all of which are incorporated in the PRC, are as follows:

                                                                             Percentage   Percentage
                                     Form of                                  of equity    of equity
                                     business       Particulars of issued   held by the held by the
    Name of company                  structure      and paid up capital         Company   Subsidiary   Principal activities
                                                                                      %            %
---------------------------------------------------------------------------------------------------------------------------------
    Shengli Oil Field Dynamic        Incorporated   303,356,340 ordinary          26.33           --   Exploration of crude oil and
    Company Limited ("Dynamic")*                    shares of RMB 1.00 each                            distribution of petrochemical
                                                                                                       products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shandong Taishan         Incorporated   480,793,320 ordinary          38.68           --   Trading of petroleum products
      Petroleum Company Limited                     shares of RMB 1.00 each                            and decoration of service
      ("Taishan")*                                                                                     gas stations
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Finance Company          Incorporated   Registered capital            32.00         8.22   Provision of non-banking
      Limited                                       RMB 2,500,000,000                                  financial services
                                                                                                       within the Group
---------------------------------------------------------------------------------------------------------------------------------
    Shanghai Petroleum National      Incorporated   Registered capital            30.00           --   Exploration and production
      Gas Corporation                               RMB 900,000,000                                    of crude oil and natural gas
---------------------------------------------------------------------------------------------------------------------------------
    BASF-YPC Company Limited         Incorporated   Registered capital            30.00        10.00   Manufacturing and
                                                    RMB 8,793,000,000                                  distribution of chemical
                                                                                                       products
 ---------------------------------------------------------------------------------------------------------------------------------
    Shanghai Secco Petrochemical     Incorporated   Registered capital            30.00        20.00   Manufacturing and
      Company Limited                               USD 901,440,964                                    distribution of chemical
                                                                                                       products
---------------------------------------------------------------------------------------------------------------------------------

    * Shares of Dynamic and Taishan are listed on the Shenzhen Stock Exchange. Shares held by the Company are domestic state-owned A shares which are not admitted for trading in any stock exchange in the PRC. The aggregate value of the Group's and the Company's investments in Dynamic and Taishan based on the quoted market price are RMB 1,074 million and RMB 1,465 million respectively at 31 December 2001.


22. TRADE ACCOUNTS AND BILLS RECEIVABLES


                                                                           The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Third parties                                                     10,049            12,441             6,237             7,580

    Subsidiaries                                                          --                --             2,910             5,142
    Sinopec Group Company and fellow subsidiaries                      3,503             3,436             2,080             1,788
    Associates and jointly controlled entities                            10               119                 8               105
                                                                      13,562            15,996            11,235            14,615
    Less: Allowance for doubtful accounts                             (2,480)           (2,924)           (1,774)           (2,171)
                                                                      11,082            13,072             9,461            12,444
    Bills receivable                                                   3,542             2,719             1,464             1,307
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      14,624            15,791            10,925            13,751
-----------------------------------------------------------------------------------------------------------------------------------




The ageing analysis of trade accounts and bills receivables (net of allowance for doubtful accounts) is as follows:

                                                                           The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Within one year                                                   12,766            14,478             9,906            13,106

    Between one and two years                                            708               696               525               406
    Over two years                                                     1,150               617               494               239
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      14,624            15,791            10,925            13,751
-----------------------------------------------------------------------------------------------------------------------------------

    Sales are generally on a cash term. Credit are generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.


23. INVENTORIES

                                                                           The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
  Crude oil and other raw materials                                 17,749            18,923             9,954            10,800
  Work in progress                                                   5,050             5,828             3,556             3,618
  Finished goods                                                    20,442            23,534            12,925            17,501
  Spare parts and consumables                                        3,555             3,077             1,184             1,281
                                                                    46,796            51,362            27,619            33,200
  Less: Allowance for diminution in value of inventories              (602)             (849)             (292)             (568)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    46,194            50,513            27,327            32,632
-----------------------------------------------------------------------------------------------------------------------------------


  The allowance for diminution in value of inventories is analysed as follows:

                                                                           The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
  At 1 January                                                         849               736               568                --

  Transferred from Sinopec Group Company                                --                --                --               568
  Provision for the year                                               106               370                19                --
  Written back for the year on disposal                               (161)             (188)             (114)               33
  Written-off                                                         (192)              (69)             (181)              (33)
  At 31 December                                                       602               849               292               568
-----------------------------------------------------------------------------------------------------------------------------------

    At 31 December 2001, the carrying amount of the Group's and the Company's inventories carried at net realisable value amounted to RMB 1,924 million (2000: RMB 1,931 million) and RMB 1,120 million (2000:
    RMB 626 million), respectively.

    The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 249,700 million for the year ended 31 December 2001 (2000: RMB 252,873 million).


24. PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                                             The Group                          The Company
                                                                          2001             2000              2001              2000
                                                                  RMB millions     RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
  Advances to third parties                                              6,618            6,502             5,328             4,986
  Amounts due from Sinopec Group Company and fellow subsidiaries         9,421           10,563             7,400             8,561
  Amounts due from subsidiaries                                             --               --             8,802             1,695
  Other receivables                                                      3,390            3,430             2,309             2,255
  Purchase deposits                                                      2,426            2,305             1,495             1,491
  Prepayments in connection with construction
    work and equipment purchases                                         1,543            3,036             1,072             2,557

  Prepaid value-added tax and customs duty                               2,284            2,232             1,651             1,667
  Interest receivable                                                       16               70                --                45
  Amounts due from associates and jointly controlled entities              373              204               373               204
  Prepaid rental                                                            52               46                23                21
                                                                        26,123           28,388            28,453            23,482
-----------------------------------------------------------------------------------------------------------------------------------


25. DEFERRED TAX ASSETS AND LIABILITIES
    Deferred tax assets and deferred tax liabilities are attributable to the items detailed in the table below:

    The Group

                                                           Assets                    Liabilities                  Net balance
                                                    2001            2000         2001          2000           2001        2000
                                                  RMB millions   RMB millions RMB millions RMB millions RMB millions RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Current
    Provisions, primarily for receivables
       and inventories                               432         1,023             --            --            432         1,023
    Non-current
    Property, plant and equipment                     35            42           (788)         (388)          (753)         (346)
    Accelerated depreciation                          --            --         (2,185)       (1,329)        (2,185)       (1,329)
    Tax value of losses carried forward,
      net of valuation allowance                     173            18             --            --            173            18

    Other assets                                      33            47             --           (10)            33            37
    Others                                            96            25             (8)          (48)            88           (23)
    Deferred tax assets/(liabilities)                769         1,155         (2,981)       (1,775)        (2,212)         (620)
----------------------------------------------------------------------------------------------------------------------------------


    The Company
                                                           Assets                    Liabilities                  Net balance
                                                    2001            2000         2001          2000           2001        2000
                                                  RMB millions   RMB millions RMB millions RMB millions RMB millions RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Current
    Provisions, primarily for receivables
       and inventories                               281           711             --            --            281           711
    Non-current
    Property, plant and equipment                      3            15           (119)           --           (116)           15
    Accelerated depreciation                          --            --           (554)         (416)          (554)         (416)
    Others                                            53             8             --            --             53             8
    Deferred tax assets/(liabilities)                337           734           (673)         (416)          (336)          318
----------------------------------------------------------------------------------------------------------------------------------

    A valuation allowance on deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realised through the recovery of taxes previously paid and/or future taxable income. The allowance is subject to ongoing adjustments based on changes in circumstances that affect the Group's assessment of the realisability of the deferred tax assets. The Group has reviewed its deferred tax assets at the balance sheet date. Based on this review, valuation allowances of RMB 142 million was provided for the year ended 31 December 2001 (2000: RMB 87 million) in respect of the tax value of losses. The Group determined the valuation allowance relating to the tax value of losses based on management's assessment of the probability that taxable profit will be available against which the tax losses can be utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is more likely than not that the operations will have taxable profits before the tax losses expire, whether the operations have sufficient taxable temporary differences relating to the same tax authority and whether the tax losses result from identifiable causes which are unlikely to recur. Based on this assessment, a valuation allowance was provided for the tax value of losses to reduce the deferred tax asset to the amount that is more likely than not to be realised. No valuation allowance was established for the other deferred tax assets as management believes that the amount of these deferred tax assets at 31 December 2001 and 2000 is more likely than not to be realised.

    Movements in the deferred tax assets and liabilities are as follows:

    The Group

                                                                  Balance at     Recognised in     Recognised in        Balance at
                                                                   1 January            income             other       31 December
                                                                        2000         statement          reserves              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
Current
 Provisions, primarily for receivables and inventories                   173               911               (61)            1,023
 Non-current
 Property, plant and equipment                                          (297)             (340)              291              (346)
 Accelerated depreciation                                                104            (1,282)             (151)           (1,329)
 Tax value of losses carried forward, net of valuation allowance          67                70              (119)               18
 Other assets                                                              3                36                (2)               37
 Others                                                                  (13)              (18)                8               (23)
 Net deferred tax assets/(liabilities)                                    37              (623)              (34)             (620)
----------------------------------------------------------------------------------------------------------------------------------

As a result of the 31 December 2000 revaluation of the assets and liabilities of Sinopec National Star in connection with the Acquisition, the tax base of Sinopec National Star's assets and liabilities have been adjusted to the related financial statement carrying amounts. Accordingly, temporary differences that gave rise to net deferred tax assets in the amount of RMB 34 million were eliminated. The reduction in net deferred tax assets at 31 December 2000 was reflected as a decrease in other reserves.

The Group


                                                                  Balance at     Recognised in          Balance at
                                                                   1 January            income         31 December
                                                                        2001         statement                2001
                                                                RMB millions      RMB millions        RMB millions
-------------------------------------------------------------------------------------------------------------------
Current
   Provisions, primarily for receivables and inventories               1,023              (591)              432
   Non-current
   Property, plant and equipment                                        (346)             (407)             (753)
   Accelerated depreciation                                           (1,329)             (856)           (2,185)
   Tax value of losses carried forward, net of
     valuation allowance                                                  18               155               173
   Other assets                                                           37                (4)               33
   Others                                                                (23)              111                88
   Net deferred tax liabilities                                         (620)           (1,592)           (2,212)
-------------------------------------------------------------------------------------------------------------------


  The Company

                                                                  Balance at     Recognised in        Balance at
                                                                   1 January            income       31 December
                                                                        2000         statement              2000
                                                                RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------
 Current
    Provisions, primarily for receivables and inventories                 --               711               711
    Non-current
    Property, plant and equipment                                         --                15                15
    Accelerated depreciation                                              --              (416)             (416)
    Others                                                                --                 8                 8
    Net deferred tax assets                                               --               318               318
-------------------------------------------------------------------------------------------------------------------




    The Company

                                                                  Balance at     Recognised in          Balance at
                                                                   1 January            income         31 December
                                                                        2001         statement                2001
                                                                RMB millions      RMB millions        RMB millions
-------------------------------------------------------------------------------------------------------------------

    Current
    Provisions, primarily for receivables and inventories               711              (430)              281
    Non-current
    Property, plant and equipment                                        15              (131)             (116)
    Accelerated depreciation                                           (416)             (138)             (554)
    Others                                                                8                45                53
    Net deferred tax assets/(liabilities)                               318              (654)             (336)
-------------------------------------------------------------------------------------------------------------------



26. SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES
    Short-term debts represent:

                                                                            The Group                          The Company
                                                                         2001              2000              2001              2000
                                                                 RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------------
    Third parties' debts
    Short-term bank loans                                              34,424            42,637            23,460           28,099
    Short-term other loans                                                 43               289                24              289
                                                                       34,467            42,926            23,484           28,388
    Current portion of long-term bank loans                            10,140             7,569             6,465            4,541
    Current portion of long-term other loans                              742               401                70              364
                                                                       10,882             7,970             6,535            4,905
                                                                       45,349            50,896            30,019           33,293
    Loans from Sinopec Group Company and fellow subsidiaries
    Short-term loans                                                    3,448             8,017             2,622            7,719
    Current portion of long-term loans                                    414               197               414              197
                                                                        3,862             8,214             3,036            7,916
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       49,211            59,110            33,055           41,209
-----------------------------------------------------------------------------------------------------------------------------------

    The Group's and the Company's weighted average interest rate on short-term loans were 5.1% at 31 December 2001 (2000: 5.8%).




    Long-term debts comprise:

                                                                                  The Group                    The Company
                                                                           2001             2000             2001         2000
                                                                           RMB              RMB              RMB          RMB
                               Interest rate and final maturity          millions         millions         millions     millions
----------------------------------------------------------------------------------------------------------------------------------
Third parties' debts

Long-term bank loans
Renminbi denominated          Interest rates ranging from
                              interest free to 11.2% per annum at
                              31 December 2001 with maturities
                              through 2013                                32,231            28,629          21,473         19,358

Japanese Yen denominated      Interest rates ranging from 0.3% to
                              7.3% per annum at 31 December
                              2001 with maturities through 2024            2,401             3,066           2,272          2,857

US                            Dollar denominated Interest rates ranging
                              from interest free to 7.9% per annum at
                              31 December 2001 with maturities
                              through 2031                                 4,300             6,746           1,884          2,290

Deutsche                      Marks denominated Fixed rates ranging
                              from 6.6% to 6.8% per annum at 31
                              December 2001 with maturities through 2006     151               191             144            183

Dutch Guilders denominated    Fixed rate at 7.9% per annum at 31
                              December 2001 with maturity in 2004             28                41              28             41

Hong                          Kong Dollar denominated Floating rate at
                              Hong Kong Prime Rate per annum plus 0.25%
                              with maturities through 2006                    14                19              --             --
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          39,125            38,692          25,801         24,729
Long-term other loans
Renminbi denominated          Interest rates ranging from
                              interest free to 7.5% per annum at 31
                              December 2001 with maturities
                              through 2015                                   596               554               123          539

US Dollar denominated         Interest rates ranging from 1.8% to
                              4.6% per annum at 31 December
                              2001 with maturities through 2015              522               133                34           11

French Francs denominated     Interest rates ranging from 1.8% to
                              8.1% per annum at 31 December
                              2001 with maturities through 2025               15                18                15           18

                                                                           1,133               705               172          568
Convertible bonds             Fixed rate at 2.5% per annum and
                              redeemable in July 2004 (a)                  1,500             2,770                --           --

Total third parties' long-term debts                                      41,758            42,167            25,973       25,297

Less: Current portion                                                    (10,882)           (7,970)           (6,535)      (4,905)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          30,876            34,197            19,438       20,392

Long-term loans from
  Sinopec Group               Company and fellow subsidiaries
Renminbi denominated          Interest free with maturity in 2020         35,561            35,561            35,561       35,561
Renminbi denominated          Interest rates ranging from 5.9% to
                              6.0% per annum at 31 December 2001
                              with maturities through 2006                   796             1,077               790        1,071

US Dollar denominated         Interest rates ranging from 3.4% to
                              4.4% per annum at 31 December 2001
                              with maturities through 2006                   182               366               180           39

                                                                          36,539            37,004            36,531       36,671
    Less: Current portion                                                   (414)             (197)             (414)        (197)
                                                                          36,125            36,807            36,117       36,474
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          67,001            71,004            55,555       56,866
----------------------------------------------------------------------------------------------------------------------------------


  (a) Convertible bonds amounting to RMB 1,500 million were issued by a subsidiary on 28 July 1999. The bonds are convertible upon an initial public offering ("IPO") into ordinary shares of the subsidiary at the IPO price of the ordinary shares and at the option of the holders during the period from 28 July 2000 to 27 July 2004. Convertible bonds amounting to RMB 1,270 million were repaid during the year.

       Third parties' loans of RMB 171 million of the Group at 31 December 2001 (2000: RMB 2,457 million) were secured by certain of the Group's property, plant and equipment. The net book value of property, plant and equipment of the Group pledged as security amounted to RMB 233 million at 31 December 2001 (2000: RMB 3,348 million).

       Third parties' loans of RMB 76 million of the Company at 31 December 2001 (2000: RMB1,637 million) were secured by certain of the Company's property, plant and equipment. The net book value of property, plant and equipment of the Company pledged as security amounted to RMB 104 million at 31 December 2001 (2000: RMB1,674 million).

       The aggregate maturities of long-term debts and loans from Sinopec Group Company and fellow subsidiaries are as follows :

                                                                     The Group                          The Company
                                                                  2001              2000              2001              2000
                                                          RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
       Within one year                                          11,296             8,167             6,949             5,102
       Between one to two years                                 10,383            10,258             6,043             6,677
       Between two to five years                                14,608            16,114             7,931             8,489
       After five years                                         42,010            44,632            41,581            41,700
                                                                78,297            79,171            62,504            61,968


27. TRADE ACCOUNTS AND BILLS PAYABLES

                                                                      The Group                          The Company
                                                                   2001              2000              2001              2000
                                                           RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Third parties                                                13,556            13,414             5,513             7,565
    Subsidiaries                                                     --                --             5,856            10,565
    Sinopec Group Company and fellow subsidiaries                 3,233             6,121             1,354             1,271
    Associates and jointly controlled entities                        4                19                 4                19
                                                                 16,793            19,554            12,727            19,420
    Bills payable                                                26,022            11,203            19,291             6,409
                                                                 42,815            30,757            32,018            25,829

    Amounts due to Sinopec Group Company and fellow subsidiaries are repayable in accordance with normal commercial terms.

    The ageing analysis of trade accounts and bills payables is as follows:

                                                                      The Group                          The Company
                                                                   2001              2000              2001              2000
                                                           RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Due within 1 month or on demand                              24,820            30,140            15,578            25,501
    Due after 1 month but within 6 months                        17,242               555            15,903               266
    Due after 6 months                                              753                62               537                62
-----------------------------------------------------------------------------------------------------------------------------
                                                                 42,815            30,757            32,018            25,829


28. ACCRUED EXPENSES AND OTHER PAYABLES

                                                                       The Group                          The Company
                                                                    2001              2000              2001              2000
                                                            RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Amounts due to Sinopec Group Company and
        fellow subsidiaries                                       10,220            13,574             6,757             9,151

    Amounts due to subsidiaries                                       --                --             9,700             3,435
    Accrued expenditure                                            8,477             8,179             4,331             5,595
    Taxes other than income tax                                    3,062             3,675             1,659             2,041
    Receipts in advance                                            2,884             2,481             1,596             1,434
    Advances from third parties                                    2,005             1,827             1,442             1,561
    Others                                                         3,228             2,829             2,067             1,930
-----------------------------------------------------------------------------------------------------------------------------
                                                                 29,876            32,565            27,552            25,147


29. SHARE CAPITAL

                                                                                               The Group and the Company
                                                                                                    2001              2000
                                                                                            RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Registered, issued and fully paid

    67,121,951,000 domestic state-owned A shares of RMB 1.00 each                                 67,122            67,122
    16,780,488,000 overseas listed H shares of RMB 1.00 each                                      16,780            16,780
    2,800,000,000 domestic listed A shares of RMB 1.00 each                                        2,800                --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  86,702            83,902

    The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities related to the Predecessor Operations transferred to the Company (Note 1).

    Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares

    In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American depositary shares ("ADSs", each representing 100 H shares), at prices of HK$ 1.59 per H share and US$ 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 domestic state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

    In July 2001, the Company issued 2.8 billion domestic listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

    All A shares and H shares rank pari passu in all material respects.


30. RESERVES

                                                                               The Group                          The Company
                                                                        2001              2000              2001              2000
                                                                RMB millions      RMB millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
Revaluation reserve

At 1 January                                                          33,257            32,320            33,257                --
Revaluation surplus of Sinopec National Star after
   adjusting for the amount attributable to
   minority interests (Note 17)                                           --             1,136                --             1,136

Transferred from Sinopec Group Company                                    --                --                --            32,320

Revaluation surplus realised                                            (232)             (199)             (232)             (199)
At 31 December                                                        33,025            33,257            33,025            33,257
Capital reserve
At 1 January                                                         (14,579)               --           (14,579)               --
Capitalisation as share capital upon legal
   establishment of the Company (Note (e))                                --           (14,579)               --           (14,579)

Transfer from other reserves                                          (4,299)               --            (4,299)               --

At 31 December                                                       (18,878)          (14,579)          (18,878)          (14,579)
Share premium
At 1 January                                                           9,224                --             9,224                --
Share premium from issuance of shares                                  9,016            10,700             9,016            10,700
Issuing expenses                                                        (168)           (1,476)             (168)           (1,476)
At 31 December                                                        18,072             9,224            18,072             9,224
Statutory surplus reserve (Note (a))
At 1 January                                                           1,615                --             1,615                --
Appropriation of net income                                            1,402             1,615             1,402             1,615
At 31 December                                                         3,017             1,615             3,017             1,615
Statutory public welfare fund (Note (b))
At 1 January                                                           1,615                --             1,615                --
Appropriation of net income                                            1,402             1,615             1,402             1,615
At 31 December                                                         3,017             1,615             3,017             1,615
Other reserves
At 1 January                                                           2,147            56,079             2,147                --
Transfer from Sinopec Group Company                                       --                --                --             2,757
Capitalisation as share capital upon legal
   establishment of the Company (Note (e))                                --           (53,322)               --                --

Transfer from retained earnings                                           --               580                --               580

Elimination of net deferred tax assets (Note 25)                          --               (34)               --               (34)
Net assets distributed to Sinopec Group Company (Note (c))                --            (1,156)               --            (1,156)
Consideration for Acquisition of Sinopec National Star (Note 1)       (6,446)               --            (6,446)               --
Transfer to capital reserves                                           4,299                --             4,299                --
At 31 December                                                            --             2,147                --             2,147
Retained earnings (Note (d))
At 1 January                                                          15,973             1,478            15,973                --
Dividend paid                                                         (6,712)             (579)           (6,712)               --
Capitalisation as share capital upon legal
   establishment of the Company (Note (e))                                --              (899)               --                --

Net profit for the year                                               16,025            19,584            16,025            19,584

Transfer to other reserves                                                --              (580)               --              (580)
Transfer to statutory surplus reserve                                 (1,402)           (1,615)           (1,402)           (1,615)
Proposed transfer to statutory public welfare fund                    (1,402)           (1,615)           (1,402)           (1,615)
Revaluation surplus realised                                             232               199               232               199
At 31 December                                                        22,714            15,973            22,714            15,973
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      60,967            49,252            60,967            49,252
-----------------------------------------------------------------------------------------------------------------------------------

Notes:
(a) According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

    Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2001, the Company transferred RMB 1,402 million (2000: RMB 1,615 million), being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations to this reserve.

(b) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. The directors authorised the transfer of RMB 1,402 million (2000: RMB 1,615 million) subject to shareholders' approval, being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this fund.

(c) This represents net assets distributed to Sinopec Group Company for no monetary consideration. The net assets distributed to Sinopec Group Company during the year ended 31 December 2000 primarily represent certain assets and liabilities of Sinopec National Star distributed to Sinopec Group Company. The transaction was recorded at historical cost and was reflected as changes in other reserves in the year the transaction occurred.

(d) According to the Company's Articles of Association, the amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with IAS. At 31 December 2001, the amount of retained profits available for distribution was RMB 16,942 million (2000:
    RMB12,924 million), being the amount determined in accordance with the PRC Accounting Rules and Regulations. Final dividend of RMB 6,936 million (2000: RMB 6,712 million) in respect of the financial year 2001 has not been provided for.

(e) The aggregate amount of RMB 68,800 million represents the par value of share capital issued to Sinopec Group Company on incorporation of the Company. The balance of capital reserve represents the excess of par value of shares issued over the net assets at historical cost transferred from Sinopec Group Company.


31. COMMITMENTS AND CONTINGENT LIABILITIES
    Operating lease commitments

    The Group and the Company leases service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

    At 31 December 2001, the future minimum lease payments under operating leases are as follows:


                                                                The Group                          The Company
                                                             2001              2000              2001              2000
                                                     RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Within one year                                         2,844             2,657             2,590             2,540

    Between one to two years                                2,736             2,656             2,565             2,540
    Between two to three years                              2,563             2,539             2,494             2,504
    Between three to four years                             2,559             2,537             2,492             2,502
    Between four to five years                              2,550             2,532             2,484             2,497
    Thereafter                                             85,368            86,933            84,250            86,933
-----------------------------------------------------------------------------------------------------------------------------
                                                           98,620            99,854            96,875            99,516
-----------------------------------------------------------------------------------------------------------------------------



    Capital commitments

    At 31 December 2001, the Group and the Company had capital commitments as follows:

                                                                  The Group                          The Company
                                                               2001              2000              2001              2000
                                                       RMB millions      RMB millions      RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Authorised and contracted for                            21,636            15,880             8,436             1,839
    Authorised but not contracted for                        18,204            39,036            12,437            20,538
                                                             39,840            54,916            20,873            22,377

    These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, and the construction of service stations and oil depots.

    Exploration and production licenses
    Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group's exploration licenses is 7 years, and these may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 55 years as a special dispensation was given to the Company by the State Council. The Group's production license is renewable upon application by the Group 30 days prior to expiration.

    The Group has to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed as incurred. Payments incurred were approximately RMB 29 million for the year ended 31 December 2001 (2000:
    RMB 19 million).

    Estimated annual payments in the future are as follows:

                                                  The Group       The Company
                                               RMB millions      RMB millions

    2002                                              43                28

    2003                                              39                26
    2004                                              51                26
    2005                                              62                31
    2006                                              56                24
    Thereafter                                       284               114
    Total payments                                   535               249

    Contingent liabilities
    (a) The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.


    (b) At 31 December 2001, guarantees given to banks in respect of banking facilities granted to the parties below were as follows:

                                                                   The Group       The Company
                                                                RMB millions      RMB millions
-----------------------------------------------------------------------------------------------
       Associates and jointly controlled entities                        546                --
       Third parties                                                     322                --
                                                                         868                --

    In February 2002, the Company made guarantees of RMB 6,999 million given to banks in respect of banking facilities granted to a jointly controlled entity.

    Environmental contingencies
    To date, the Group has not incurred any significant expenditures for environmental remediation, is currently not involved in any environmental remediation, and has not accrued any amounts for environmental remediation relating to its operations. Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group's ability to estimate the ultimate cost of remediation efforts. These uncertainties include i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, ii) the extent of required cleanup efforts, iii) varying costs of alternative remediation strategies, iv) changes in environmental remediation requirements, and v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 221 million for the year ended 31 December 2001 (2000: RMB 305 million).

    Legal contingencies
    The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. While the outcomes of such contingencies, lawsuits or other proceedings cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results of the Group.

32. RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group is part of a larger group of companies under Sinopec Group Company and has significant transactions and relationships with members of the Sinopec Group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Sinopec Group Company itself is owned by the PRC government. There are also many other enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"). Under IAS, state-owned enterprises, other than Sinopec Group Company and fellow subsidiaries, are not considered related parties. Related parties refer to enterprises over which Sinopec Group Company is able to exercise significant influence.

    The majority of the Group's business activities are conducted with state-owned enterprises. Furthermore, the PRC government itself represents a significant customer of the Group both directly through its numerous authorities and indirectly through its numerous affiliates and other organisations. Sales of certain products to PRC government authorities and affiliates and other state-owned enterprises may be at regulated prices, which differ from market prices. The Group considers that these sales are activities in the ordinary course of business in the PRC and has not disclosed such sales as related party transactions.

    The principal related party transactions with Sinopec Group Company, which were carried out in the ordinary course of business, are as follows:

                                                                                                      2001              2000
                                                                           Note               RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Sales of goods                                                          (i)                     37,261            43,167
    Purchases                                                              (ii)                     19,264            17,479
    Transportation and storage                                             (iii)                     1,471             1,700
    Exploration and development services                                   (iv)                     10,250             9,050
    Production related services                                             (v)                      6,116             6,604
    Ancillary and social services                                          (vi)                      2,000             2,610
    Operating lease charges                                                (vii)                     2,489             2,377
    Agency commission income                                              (viii)                         7                11
    Intellectual property licence fee paid                                 (ix)                         10                 8
    Interest received                                                       (x)                        153                60
    Interest paid                                                          (xi)                        534               578
    Net deposits placed with related parties                               (xii)                       528             4,090
    Net loans (repaid to)/obtained from related parties                   (xiii)                    (5,034)           34,657


    The amounts set out in the table above in respect of the years ended 31 December 2001 and 2000 represent the relevant costs to the Group as determined by the corresponding contracts with the related parties.

    At 31 December 2001, guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries amounted to RMB nil million (2000: RMB 55 million).

    The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

    Notes:

    (i) Sales of goods represent the sale of crude oil, intermediate chemical products and petroleum products.

    (ii) Purchases represent the purchase of material and utility supplies directly related to the Group's operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

    (iii) Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and depots.

    (iv) Exploration and development services comprise direct costs incurred in the exploration of crude oil such as geophysical, drilling, well testing and well measurement services.

    (v) Production related services represent ancillary services rendered in relation to the Group's operations such as equipment repair and general maintenance, insurance premium, technical research, communications, fire fighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

    (vi) Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

    (vii) Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land and buildings.

    (viii) Agency commission income represents commission earned for acting as an agent in respect of sales of products of certain entities owned by Sinopec Group Company.

    (ix) Intellectual property licence fee represents reimbursement paid to Sinopec Group Company for fees required to maintain the validity of certain licences, for trademarks, patents, technology and computer software.

    (x) Interest received represents interest received from deposits placed with related companies. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2001 was RMB 7,129 million (2000: RMB 6,601 million).

    (xi) Interest paid represents interest charges on the loans and advances obtained from Sinopec Group Company and Sinopec Finance Company Limited, a finance company controlled by Sinopec Group Company.

    (xii) Deposits were placed with/withdrawn from Sinopec Finance Company Limited.

    (xiii) The Group obtained/repaid loans and advances from/to Sinopec Group Company and Sinopec Finance Company Limited.

    In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the results of operations of the Group for the year ended 31 December 2001. The terms of these agreements are summarised as follows:

    (a) The Company has entered into a three year non-exclusive Agreement for Mutual Provision of Products and Ancillary Services ("Mutual Provision Agreement") with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

            o   the government-prescribed price;

            o where there is no government-prescribed price, the government-guidance price;

            o where there is neither a government-prescribed price nor a government-guidance price, the market price; or

            o where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

    (b) The Company has entered into a three year non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

    (c) The Company has entered into lease agreements with Sinopec Group Company effective from 1 January 2000 to lease certain land and buildings for terms the shorter of the period of the existing land use rights and 50 years for land and 20 years for buildings at a rental of approximately RMB 2,007 million and RMB 482 million, respectively, per annum. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land and every year for buildings, such amount not to exceed the market price as determined by an independent third party. The Group has the option to terminate these leases upon six months notice to Sinopec Group Company.

    (d) The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company for a term of ten years. The Group will reimburse Sinopec Group Company for fees required to maintain the validity of these licenses.

    (e) The Company has entered into agency agreements for a period of three years effective from 1 January 2000 with certain entities owned by Sinopec Group Company under which the Group acts as a sole agent in respect of the sale of all the products of these entities. In exchange for the Group's sales agency services, Sinopec Group Company has agreed to pay the Group a commission of between 0.2% and 1.0% of actual sales receipts depending on the products and to reimburse the Group for reasonable costs incurred in the capacity as its sales agent.

    (f) The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 for a term of 10 years under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.


33. EMPLOYEE BENEFITS PLAN
    As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 16.0% to 30.0% of the salaries, bonuses and certain allowances of its staff. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at his retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group's contributions for the year ended 31 December 2001 were RMB 1,358 million (2000: RMB 1,387 million).

34. SEGMENTAL REPORTING
    The Group has five operating segments as follows:

    (i) Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

    (ii) Refining, which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

    (iii) Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

    (iv) Chemicals, which manufactures and sells chemical products, derivative chemical products and other chemical products mainly to external customers.

    (v) Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.


    The segments were determined primarily because the Group manages its exploration and production; refining; marketing and distribution; chemicals; and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

    The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. The accounting policies of the Group's segments are the same as those described in the Principal Accounting Policies (see Note 2). Corporate administrative costs and assets are not allocated to the operating segments; instead, operating segments are billed for direct corporate services. Inter-segment transfer pricing is based on cost plus an appropriate margin, as specified by the Group's policy. Beginning 1 January 2000, sales of the exploration and production segment to the refining segment are based on market prices.

    Reportable information on the Group's business segments is as follows:


                                                                                    2001              2000
                                                                            RMB millions      RMB millions
--------------------------------------------------------------------------------------------------------------
    Turnover

    Exploration and production
       External sales                                                             11,095            12,254

       Inter-segment sales                                                        43,332            46,213
                                                                                  54,427            58,467

    Refining
       External sales                                                             49,497            67,872

       Inter-segment sales                                                       156,782           162,153
                                                                                 206,279           230,025

    Marketing and distribution
       External sales                                                            180,610           174,645

       Inter-segment sales                                                         2,460               652
                                                                                 183,070           175,297

    Chemicals
       External sales                                                             48,945            56,224

       Inter-segment sales                                                         5,626             3,443
                                                                                  54,571            59,667

    Corporate and others
       External sales                                                             14,200            14,345

       Inter-segment sales                                                         8,875            11,527
                                                                                  23,075            25,872

    Elimination of inter-segment sales                                          (217,075)         (223,988)
    Turnover                                                                     304,347           325,340
    Other operating revenues
    Exploration and production                                                     6,168             1,441
    Refining                                                                       2,761             3,070
    Marketing and distribution                                                       201               326
    Chemicals                                                                      4,361             1,273
    Corporate and others                                                             633               126
    Other operating revenues                                                      14,124             6,236
    Turnover and other operating revenues                                        318,471           331,576



                                                                                         2001              2000
                                                                                 RMB millions      RMB millions
-------------------------------------------------------------------------------------------------------------------
    Result
    Operating profit
-------------------------------------------------------------------------------------------------------------------
    By segment
      --Exploration and production                                                     23,185            25,411

      --Refining                                                                        2,106             1,394
      --Marketing and distribution                                                      2,443             6,358
      --Chemicals                                                                        (758)            2,437
      --Corporate and others                                                              324               (89)
-------------------------------------------------------------------------------------------------------------------
    Total operating profit                                                             27,300            35,511
-------------------------------------------------------------------------------------------------------------------

    Share of profits less losses from investments accounted f
          or under the equity method
      --Exploration and production                                                        258               229

      --Refining                                                                           10                33
      --Marketing and distribution                                                         71                60
      --Chemicals                                                                         (23)              (64)
      --Corporate and others                                                                4                12
-------------------------------------------------------------------------------------------------------------------
    Aggregate share of profits less losses from investments
        accounted for under the equity method                                             320               270
-------------------------------------------------------------------------------------------------------------------
    Finance costs
       Interest expense                                                                (4,706)           (6,663)
-------------------------------------------------------------------------------------------------------------------
       Interest income                                                                  1,183               861
       Foreign exchange losses                                                           (222)              (85)
       Foreign exchange gains                                                             593               951
    Net finance costs                                                                  (3,152)           (4,936)
-------------------------------------------------------------------------------------------------------------------
    Investment income                                                                     199               191
    Profit from ordinary activities and before taxation                                24,667            31,036
    Taxation                                                                           (8,029)           (9,638)
    Profit after ordinary activities after taxation                                    16,638            21,398
    Minority interests                                                                   (613)           (1,814)
    Profit attributable to shareholders                                                16,025            19,584
-------------------------------------------------------------------------------------------------------------------

    Assets and liabilities dedicated to a particular segment's operations are included in that segment's total assets and liabilities. Assets which benefit more than one segment or are considered to be corporate assets are not allocated. "Unallocated assets" consists primarily of cash and cash equivalents, time deposits with financial institutions, investments and deferred tax assets. "Unallocated liabilities" consists primarily of short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, income tax payable, deferred tax liabilities and other liabilities.

    Investments in and earnings from associates are included in the segments in which the associates operate. Information on associates is included in Note 21. Additions to long-lived assets by operating segment are included in Notes 17 and 18.



                                                                                                   2001              2000
                                                                                           RMB millions      RMB millions
---------------------------------------------------------------------------------------------------------------------------
    Assets
    Segment assets
      --Exploration and production                                                               80,063            68,073

      --Refining                                                                                 88,488            88,854
      --Marketing and distribution                                                               72,014            61,497
      --Chemicals                                                                                78,277            76,455
      --Corporate and others                                                                     13,506            11,937
-----------------------------------------------------------------------------------------------------------------------------
    Total segment assets                                                                        332,348           306,816

    Investments in associates and jointly controlled entities
        accounted for under the equity method
      --Exploration and production                                                                1,032               900

      --Refining                                                                                    120                51
      --Marketing and distribution                                                                1,168             1,090
      --Chemicals                                                                                 1,691               226
      --Corporate and others                                                                      1,161               151
    Aggregate investments in associates and jointly
       controlled entities
       accounted for under the equity method                                                      5,172             2,418

    Unallocated assets                                                                           29,189            45,508

    Total assets                                                                                366,709           354,742
    Liabilities
    Segment liabilities
      --Exploration and production                                                               13,419            13,134

      --Refining                                                                                 23,985            26,022
      --Marketing and distribution                                                               18,700            11,105
      --Chemicals                                                                                 8,831            10,351
      --Corporate and others                                                                      7,760             3,143
-----------------------------------------------------------------------------------------------------------------------------
    Total segment liabilities                                                                    72,695            63,755

    Unallocated liabilities                                                                     122,804           134,623
-----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                           195,499           198,378


    Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

                                                                                                   2001              2000
                                                                                            RMB millions      RMB millions
-----------------------------------------------------------------------------------------------------------------------------
    Capital expenditure
    Exploration and production                                                                   20,276            14,813
    Refining                                                                                      8,992             5,511
    Marketing and distribution                                                                   17,256            16,080
    Chemicals                                                                                    11,947             6,205
    Corporate and others                                                                            358               251
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 58,829            42,860
-----------------------------------------------------------------------------------------------------------------------------
    Depreciation, depletion and amortisation
    Exploration and production                                                                    8,081             6,643
    Refining                                                                                      5,901             5,916
    Marketing and distribution                                                                    1,661             1,160
    Chemicals                                                                                     6,686             6,986
    Corporate and others                                                                            101                76
                                                                                                 22,430            20,781
    Impairment losses on long-lived assets
    Exploration and production                                                                       --                92
    Refining                                                                                         --                95
                                                                                                     --               187
    Reversal of impairment losses, net of depreciation effect
    Exploration and production                                                                       --               936
-----------------------------------------------------------------------------------------------------------------------------




35. PRINCIPAL SUBSIDIARIES
    The following list contains only the particulars of subsidiaries which principally affected the results or assets of the Group.


                                             Particulars
                                               of issued
                                             capital and                     Percentage of equity
                                                    debt                    held by the   held by
                                              securities       Type of      Company       Subsidiary
    Name of company                           (millions)  legal entity                %         %        Principal activities
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Beijing Yanhua Petrochemical       RMB 3,374       Limited            70.01        --        Manufacturing of
    Company Limited                                            company                                   chemical products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Sales Company Limited                RMB 420       Limited           100.00        --        Marketing and
                                                               company                                   distribution of refined
                                                                                                         petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shengli Oilfield                  RMB 29,000       Limited           100.00        --        Exploration and
    Company Limited                                            company                                   production of crude oil
                                                                                                         and natural gas
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Fujian Petrochemical               RMB 1,000       Limited            50.00        --        Manufacturing of plastics,
    Company Limited (i)                                        company                                   intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Hubei Xinghua                        RMB 282       Limited            57.58        --        Manufacturing of
    Company Limited                                            company                                   intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Maoming Refining and               RMB 1,064       Limited            98.79        --        Manufacturing of
    Chemical Company Limited               and RMB 1,500       company                                   intermediate petrochemical
                                             convertible                                                 products and petroleum
                                             bonds 2.5 %                                                 products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Qilu Petrochemical                 RMB 1,950       Limited            82.05        --        Manufacturing of
    Company Limited                                            company                                   intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shanghai Petrochemical             RMB 7,200       Limited            55.56        --        Manufacturing of synthetic
    Company Limited                                            company                                   fibres, resin and plastics,
                                                                                                         intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Shijiazhuang Refining-             RMB 1,154       Limited            79.73        --        Manufacturing of
    Chemical Company Limited                                   company                                   intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Kantons                              HK$ 104       Limited               --     72.40        Trading of crude oil
    Holdings Limited                                           company                                   and  petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Petroleum Group                RMB 147       Limited            51.79        --        Marketing and distribution
    Company Limited                                            company                                   of refined petroleum
                                                                                                         products and manufacturing
                                                                                                         of intermediate
                                                                                                         petrochemical products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Wuhan Phoenix                        RMB 519       Limited            40.72        --        Manufacturing of
    Company Limited (i)                                        company                                   intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yangzi Petrochemical               RMB 2,330       Limited            84.98        --        Manufacturing of
    Company Limited                                            company                                   petrochemical products
                                                                                                         and petroleum products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Yizheng Chemical Fibre             RMB 4,000       Limited            42.00        --        Production and sale of
    Company Limited (i)                                        company                                   polyester chips and
                                                                                                         polyester fibres
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhenhai Refining and               RMB 2,524       Limited            71.32        --        Manufacturing of
    Chemical Company Limited                                   company                                   intermediate petrochemical
                                                                                                         products and petroleum
                                                                                                         products
---------------------------------------------------------------------------------------------------------------------------------
    Sinopec Zhongyuan Petroleum                  RMB 680       Limited            75.00        --        Exploration and production
    Company Limited                                            company                                   of crude oil and natural
                                                                                                         gas
---------------------------------------------------------------------------------------------------------------------------------

    Except for Sinopec Kantons Holdings Limited, which is incorporated in Bermuda, all of the above principal subsidiaries are incorporated in the PRC.

    (i) The Company consolidated the results of the entity because the Company controlled the board of this entity and had the power to govern its financial and operating policies.




36. FINANCIAL INSTRUMENTS
    Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amount due from Sinopec Group Company and fellow subsidiaries, loans to third parties, due from associates and jointly controlled entities, and other receivables. Financial liabilities of the Group include bank and other loans, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amount due to Sinopec Group Company and fellow subsidiaries, receipts in advance, and advances from third parties. The Group does not hold or issue financial instruments for trading purposes. The Group had no positions in derivative contracts at 31 December 2001 and 2000.

    Credit risk
    The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, and other current assets, except for prepayments, represent the Group's maximum exposure to credit risk in relation to financial assets.

    The majority of the Group's trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an allowance for doubtful accounts and actual losses have been within managementOs expectations. No single customer accounted for greater than 10% of total revenues.

    No other financial assets carry a significant exposure to credit risk.

    Currency risk
    Substantially all of the revenue-generating operations of the Group are transacted in Renminbi, which is not freely convertible into foreign currencies. On 1 January 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People's Bank of China. However, the unification of the exchange rate does not imply convertibility of Renminbi into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People's Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People's Bank of China. Approval of foreign currency payments by the People's Bank of China or other institutions requires submitting a payment application form together with suppliers' invoices, shipping documents and signed contracts.

    Interest rate risk
    The interest rates and terms of repayment of short-term and long-term debts of the Group are disclosed in Note 26.

    The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made solely to comply with the requirements of IAS 32 and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

    The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure, and the terms of the borrowings.

    The following table presents the carrying amounts and fair values of the Group's long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2001:

                                                        2001              2000
                                                RMB millions      RMB millions

    Carrying amount                                   41,758            42,167
    Fair value                                        41,996            42,585

    The fair values of long-term indebtedness are estimated by discounting future cash flows thereon using current market interest rates offered to the Group for debts with substantially the same characteristics and maturities.

    Investments in unlisted equity securities have no quoted market prices in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

    The fair values of all other financial instruments approximate their carrying amounts due to the nature or short-term maturity of these instruments.


37. ULTIMATE HOLDING COMPANY
    The directors consider the ultimate holding company of the Group at 31 December 2001 to be Sinopec Group Company, a state-owned enterprise established in the PRC.


(C) DIFFERENCES BETWEEN FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS AND IAS

Other than the differences in the classifications of certain items in the financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IAS. The major differences are:

(i)   Depreciation of oil and gas properties

      Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IAS, oil and gas properties are depreciated on the unit of production method.

(ii)  Capitalisation of general borrowing costs

      Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IAS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. The deferred tax effect of the above is recognised in the IAS financial statements.

(iii) Acquisition of Sinopec National Star

      Under PRC Accounting Rules and Regulations, the Acquisition is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.

      Under IAS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the financial statements and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group has been treated as an equity transaction.

(iv)  Allocation of staff quarters

      Under PRC Accounting Rules and Regulations, the amount of such rights written off is to be carried forward in a Housing Revolving Fund pursuant to the notice "Cai Kui Zi (1995) No. 14" issued by the Ministry of Finance ("MOF") on 3 March 1995. The deferred tax effects of the above were recognised in the IAS financial statement. Pursuant to the notices "Cai Qi (2000) No. 295" and "Cai Kui Zi (2001) No.5" issued by MOF on 6 September 2000 and 7 January 2001 respectively, the balance of Housing Revolving Fund as at 31 December 2000 net of the amount attributable to minority interest, was offset against the opening balance of retained earnings at 1 January 2001. Under IAS, the building use rights of staff dormitories are considered to be of no value and written off to the income statement once the employees have acquired the legal titles.

(v)   Impairment losses of long-lived assets

      Under the PRC Accounting Rules and Regulations and IAS, provisions for impairment losses are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use. Value in use involves discounting the estimated future cash flows of the assets. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IAS.

(vi)  Dividends

      Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IAS, dividends are recognised as liability at its declaration date.

      Effects of major differences between the PRC Accounting Rules and Regulations and IAS on net income are analysed as follows:


                                                                                                  Year ended 31 December
                                                                       Note                           2001              2000
                                                                                              RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Net income under the PRC Accounting Rules and Regulations                                       14,018            16,154

    Adjustments:
       Depreciation of oil and gas properties                           (i)                          2,429             4,372

       Capitalisation of general borrowing costs                       (ii)                            398                --
       Acquisition of Sinopec National Star                            (iii)                           117               580
       Impairment losses on long-lived assets                           (v)                             --              (113)
       Effects of the above adjustments on taxation                                                   (937)           (1,409)
    Net income under the IAS*                                                                       16,025            19,584


    Effects of major differences between the PRC Accounting Rules and Regulations and IAS on shareholders' funds are analysed as follows:

                                                                                                      At 31 December
                                                                       Note                           2001              2000
                                                                                              RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' fund under the PRC Accounting Rules
        and Regulations                                                                            139,039           120,793

    Adjustments:
       Depreciation of oil and gas properties                           (i)                          6,801             4,372

       Capitalisation of general borrowing costs                       (ii)                            398                --
       Acquisition of Sinopec National Star                            (iii)                        (3,046)            3,283
       Allocation of staff quarters                                    (iv)                             --              (545)
       Impairment losses on long-lived assets                           (v)                           (113)             (113)
       Dividends                                                       (vi)                          6,936             6,712
       Effects of the above adjustments on taxation                                                 (2,346)           (1,348)
    Shareholders' fund under IAS*                                                                  147,669           133,154
----------------------------------------------------------------------------------------------------------------------------------

 * The above figure is extracted from the financial statements prepared in accordance with IAS which have been audited by KPMG.





(D) SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The Group's accounting policies conform with IAS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' funds are set out below.

(a) Foreign exchange gains and losses
    In accordance with IAS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.

(b) Capitalisation of property, plant and equipment
    In years prior to those presented herein, certain adjustments arose between IAS and US GAAP with regard to the capitalisation of interest and pre-production results under IAS, that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c) Revaluation of property, plant and equipment
    As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000 in connection with the Acquisition. Under IAS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases.

    Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.

    In addition, under IAS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.

(d) Impairment of long-lived assets
    Under IAS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

    Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.

    In addition, under IAS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

    For the year ended 31 December 2001, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IAS.

(e) Employee reduction expenses
    As described in Note 7 to the financial statements, certain employees of the Group were transferred to Sinopec Group Company. During the year ended 31 December 2001, Sinopec Group Company paid RMB 2,885 million to employees that were transferred to Sinopec Group Company and were subsequently terminated. Under IAS, the payment made to these employees by Sinopec Group Company is not recorded in current earnings. Under US GAAP, with reference to Interpretation No. 1 to Accounting Principles Board Opinion ("APB") No. 25, such payment made by Sinopec Group Company is charged to current earnings with a corresponding increase in shareholders' funds.

(f) Capitalised interest on investments in associates
    Under IAS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(g) Companies included in consolidation
    Under IAS, the Group consolidates less than majority owned entities in which the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. However, US GAAP requires that any entity of which the Group owns 20% to 50% of total outstanding voting stock not be consolidated, but rather be accounted for under the equity method. Accordingly, Sinopec Fujian Petrochemical Company Limited, Sinopec Wuhan Phoenix Company Limited, and Sinopec Yizheng Chemical Fibre Company Limited of which the Group owns 50%, 40.72%, and 42%, respectively of the outstanding voting stock, are excluded from consolidation under US GAAP and accounted for under the equity method. This exclusion does not affect the profit attributable to shareholders or shareholders' funds reconciliations between IAS and US GAAP. Presented below is summarised financial information of Sinopec Fujian Petrochemical Company Limited, Sinopec Wuhan Phoenix Company Limited, and Sinopec Yizheng Chemical Fibre Company Limited for the year ended 31 December 2001.

                                                     Years ended 31 December
                                                         2001              2000
                                                 RMB millions      RMB millions
-------------------------------------------------------------------------------
    Revenues                                           15,809            17,666

    Profit before taxation                                531             1,233
    Net profit                                            329             1,029

                                                         At 31 December
                                                         2001              2000
                                                 RMB millions      RMB millions
-------------------------------------------------------------------------------
    Current assets                                      4,556             5,584

    Total assets                                       15,564            16,273
    Current liabilities                                 3,267             3,998
    Total liabilities                                   3,823             4,449
-------------------------------------------------------------------------------
    Total equity                                       11,741            11,824
-------------------------------------------------------------------------------

(h) Related party transactions
    Under IAS, transactions of state-controlled enterprises with other state-controlled enterprises are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such dealings are in the normal course of business. Therefore, related party transactions as disclosed in Note 32 to the financial statements only refers to transactions with enterprises over which Sinopec Group Company is able to exercise significant influence.

    Under US GAAP, there are no similar exemptions. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC state-owned enterprises, the Group believes that it has provided meaningful disclosure of related party transactions in Note 32 to the financial statements.

(i) Recently issued accounting standards
    SFAS Nos. 141 and 142
    In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. SFAS No. 142 will also require recognised intangible assets be amortised over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognised intangible asset determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

    The provisions of SFAS Nos. 141 and 142 shall be applied for fiscal years beginning after 15 December 2001, to all goodwill and other intangible assets recognised in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognised assets were initially recognised, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after 30 June 2001. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after 30 June 2001 will not be amortised and instead reviewed for impairment in accordance with APB No. 17 or SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", until the date SFAS No. 142 is applied in its entirety.

    SFAS No. 141 will require the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of SFAS No. 142, the Group will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortisation period adjustments.

    In connection with the transitional impairment evaluation, SFAS No. 142 will require the Group to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. The Company believes the adoption of these Statements is not expected to have a material impact on the consolidated financial statements.

    SFAS No. 143
    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Group to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Group also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Group is required to adopt SFAS No. 143 on 1 January 2003. The Group has not determined the potential effects on the Group's consolidated financial statements upon adoption of this Statement.

    SFAS No. 144
    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognising and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No.
    121. For example, SFAS No. 144 provides guidance on the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 141 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

    The Group is required to adopt SFAS No. 144 no later than the fiscal year beginning after 15 December 2001. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Group's consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of the Statement for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Group's consolidated financial statements.

    SFAS No. 133
    In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to adopt its provisions for all fiscal quarters of all fiscal years beginning after 15 June 2000, as deferred by SFAS No. 137. Earlier application of all of the provisions of SFAS No. 133 is permitted, but the provisions cannot be applied retroactively to financial statements of prior periods. SFAS No. 133, as amended by SFAS No. 138, standardises the accounting for derivative instrument by requiring that an entity recognise those items as assets or liabilities in the balance sheet and measure at fair value. The adoption of SFAS No. 133 on 1 January 2001 did not have a material impact on the Group's consolidated financial statements. The Group does not hold nor has it entered into any derivative contracts for the periods presented.

    The effect on profit attributable to shareholders of significant differences between IAS and US GAAP is as follows:

                                                           Reference                          Years ended 31 December
                                                            in note                    2001              2001              2000
                                                             above             US$ millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders under IAS                                         1,936            16,025            19,584

US GAAP adjustments:
   Foreign exchange gains and losses                          (a)                         9                76                76

   Capitalisation of property, plant and equipment            (b)                         1                12                12
   Depreciation on revalued property, plant and equipment     (c)                       507             4,196             3,994
   Disposal of property, plant and equipment                  (c)                        28               232               199
   Reversal of impairment of long-lived assets,
      net of depreciation effect                              (d)                         7                59              (808)

   Employee reduction expenses                                (e)                      (349)           (2,885)               --

   Capitalised interest on investments in associates          (f)                         9                70                --
   Deferred tax effects of US GAAP adjustments                                          (56)             (470)           (1,046)
Profit attributable to shareholders under US GAAP                                     2,092            17,315            22,011

Basic and diluted earnings per share under US GAAP                                 US$ 0.02          RMB 0.20          RMB 0.31
Basic and diluted earnings per ADS under US GAAP*                                  US$ 2.46         RMB 20.33         RMB 30.60
----------------------------------------------------------------------------------------------------------------------------------

* Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.




    The effect on shareholders' funds of significant differences between IAS and US GAAP is as follows:

                                                               Reference                            At 31 December
                                                                in note                  2001              2001              2000
                                                                 above           US$ millions      RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under IAS                                                      17,842           147,669           133,154

    US GAAP adjustments:
       Foreign exchange gains and losses                          (a)                     (61)             (504)             (580)

       Capitalisation of property, plant and equipment            (b)                      (4)              (36)              (48)
       Revaluation of property, plant and equipment               (c)                  (2,880)          (23,837)          (28,265)
       Deferred tax adjustments on revaluations                   (c)                     883             7,309             8,671
       Reversal of impairment of long-lived assets                (d)                     (81)             (667)             (726)
       Capitalised interest on investments in associates          (f)                       9                70                --
       Deferred tax effects of US GAAP adjustments                                         44               367               427
----------------------------------------------------------------------------------------------------------------------------------
    Shareholders' funds under US GAAP                                                  15,752           130,371           112,633
----------------------------------------------------------------------------------------------------------------------------------



(E) SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the United States Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS No. 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Group at 31 December 2000 and 2001, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under US GAAP pertaining to capitalised costs; costs incurred in exploration and development; and results of operations. Tables IV through VI present information on the Group's estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted future net cash flows.


Table I: Capitalized costs related to oil and gas producing activities

                                                                                                  2001              2000
                                                                                          RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------
Property cost                                                                                       --                --
Wells and related equipment and facilities                                                     109,977            94,251
Supporting equipment and facilities                                                             11,047             7,255
Uncompleted wells, equipment and facilities                                                      3,163             2,799
Total capitalized costs                                                                        124,187           104,305
Accumulated depreciation, depletion, amortisation and impairment allowances                    (56,069)          (49,401)
Net capitalised costs                                                                           68,118            54,904

Table II: Cost incurred in exploration and development

                                                                                                  2001              2000
                                                                                          RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------
Exploration                                                                                      5,666             4,329

Development                                                                                     18,385            13,987
Total cost incurred                                                                             24,051            18,316


Table III: Results of operations for oil and gas producing activities

                                                                                                  2001              2000
                                                                                          RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------
Revenues
    Sales                                                                                        8,780            10,774
    Transfers                                                                                   43,269            46,213
                                                                                                52,049            56,987

Production costs excluding taxes                                                               (15,084)          (14,651)

Exploration expenses                                                                            (3,775)           (3,030)
Depreciation, depletion, amortisation and impairment provisions                                 (7,126)           (5,745)
Taxes other than income tax                                                                       (875)             (971)
Income before income tax                                                                        25,189            32,590
Income tax expense                                                                              (8,312)          (10,245)
Results of operations from producing activities                                                 16,877            22,345
----------------------------------------------------------------------------------------------------------------------------


The results of operations for producing activities for the years ended 31 December 2000 and 2001 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. All revenues reported in this table do not include royalties to others as there were none. In accordance with SFAS No. 69, income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

Table IV: Reserve quantities information
The Group's estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2000 and 2001 are shown in the following table.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved reserves do not include additional quantities recoverable beyond the term of the relevant production licenses, or that may result from extensions of currently proved areas, or from application of improved recovery processes not yet tested and determined to be economical. The Group's estimated proved reserves do not include any quantities that are recoverable through application of tertiary recovery techniques.

Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods.

"Net" reserves exclude royalties and interests owned by others and reflect contractual arrangements in effect at the time of the estimate.

                                                                                 2001          2000
--------------------------------------------------------------------------------------------------------
Proved developed and undeveloped reserves (oil) (million barrels)
 Beginning of year                                                              3,168         3,028
 Revisions of previous estimates                                                  (23)           72
 Improved recovery                                                                125           140
 Extensions and discoveries                                                       214           191
 Production                                                                      (269)         (263)
 End of year                                                                    3,215         3,168
 Proved developed reserves
 Beginning of year                                                              2,490         2,418
 End of year                                                                    2,444         2,490
 Proved developed and undeveloped reserves (gas) (billion cubic feet)
 Beginning of year                                                              3,342         2,031
 Revisions of previous estimates                                                 (429)          164
 Extensions and discoveries                                                       738         1,281
 Production                                                                      (163)         (134)
 End of year                                                                    3,488         3,342
 Proved developed reserves
 Beginning of year                                                              1,164         1,052
 End of year                                                                    1,183         1,164



Table V: Standardised measure of discounted future net cash flows
The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management's estimate of the Group's expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2000 and 2001 and should not be relied upon as an indication of the Group's future cash flows or value of its oil and gas reserves.

                                                                                                       2001              2000
                                                                                               RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
 Future cash flows                                                                                  534,433           842,489
 Future production costs                                                                           (224,487)         (248,338)
 Future development costs                                                                           (25,221)          (22,790)
 Future income tax expenses                                                                         (74,698)         (171,622)
 Undiscounted future net cash flows                                                                 210,027           399,739
 10% annual discount for estimated timing of cash flows                                             (91,274)         (170,542)
 Standardised measure of discounted future net cash flows                                           118,753           229,197



Table VI: Changes in the standardised measure of discounted future net cash flows

                                                                                                       2001              2000
                                                                                               RMB millions      RMB millions
----------------------------------------------------------------------------------------------------------------------------------
 Sales and transfers of oil and gas produced, net of production costs                               (52,294)          (19,420)
 Net changes in prices and production costs                                                        (162,554)          176,413
 Net change due to extensions, discoveries and improved recoveries                                   22,859            41,475
 Revisions of previous quantity estimates                                                            (3,729)            6,287
 Previously estimated development costs incurred during the year                                      7,349             4,113
 Accretion of discount                                                                               19,259             7,149
 Net change in income taxes                                                                          56,131           (65,128)
 Others                                                                                               2,535              (526)
 Net change for the year                                                                           (110,444)          150,363
----------------------------------------------------------------------------------------------------------------------------------



CORPORATE INFORMATION

STATUTORY NAME

[CHINESE NAME OMITTED]

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION

[OMITTED]

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Li Yizhong

registered address and place of business
6A Huixindong Street,
Chaoyang District,
Beijing, PRC
Postcode:     100029
Tel.:         86-10-64990060
Fax:          86-10-64990022
Website:      http://www.sinopec.com
E-mail:       ir@sinopec.com.cn
              media@sinopec.com.cn

PLACE OF BUSINESS IN HONG KONG:
12th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

AUTHORISED REPRESENTATIVES
Mr. Wang Jiming
Mr. Zhang Honglin

SECRETARY TO THE BOARD OF DIRECTORS
Mr. Zhang Honglin
Address:
6A Huixindong Street,
Chaoyang District,
Beijing, PRC
Postcode:     100029
Tel.:         86-10-64990060
Fax:          86-10-64990022

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Chen Ge

NEWSPAPERS FOR INFORMATION DISCLOSURE
Hong Kong Economic Times (Hong Kong)
Sing Tao Daily News (Hong Kong)
South China Morning Post (Hong Kong) (in English)
China Securities News
Shanghai Securities News
Securities Times

INTERNET WEBSITE PUBLISHING ANNUAL REPORT DESIGNATED BY THE CHINA SECURITIES
 REGULATORY COMMISSION
http://www.sse.com.cn

LEGAL ADVISORS
People's Republic of China:
Haiwen & Partners
No. 2, Dong San Huan North Road
Chaoyang District
Beijing 100027
PRC

Hong Kong:
----------
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street
Central, Hong Kong

United States:
--------------
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, Tower II, Lippo Centre
89 Queensway
Hong Kong

PRINCIPAL BANKERS
Bank of China
410 Fuchengmenwai Street
Xicheng District
Beijing, PRC

Industrial and Commercial Bank of China
55 Fuxingmennei Avenue
Xicheng District
Beijing, PRC

China Construction Bank
25 Finance Street
Xicheng District
Beijing, PRC

China Development Bank
29 Fuchengmenwai Street
Xicheng District
Beijing, PRC

REGISTRARS
H Shares:
Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza
199 Des Voeux Road Central
Hong Kong

A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
72 Pu Jian Road
Pudong District
Shanghai, PRC

Depositary for ADR
Citibank, N.A.
111 Wall Street
New York NY 10005
United States of America

Copies of 2001 annual report are available at:
The PRC:
China Petroleum & Chemical Corporation
Secretarial Board of the Board of Directors
6A Huixindong Street
Chaoyang District
Beijing
PRC

The US:
-------
Citibank, N.A.
111 Wall Street
New York NY10005
United States of America

The UK:
-------
Citibank, N.A.
Cottons Centre
Hays Lane
London SE1 2QT

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES

H Shares:     Hong Kong Stock Exchange
              Stock name: Sinopec Corp
              Stock code: 0386

ADSs:         New York Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

              London Stock Exchange
              Stock name: SINOPEC CORP
              Stock code: SNP

A Shares:     Shanghai Stock Exchange
              Stock name: Sinopec Corp
              Stock code: 600028

First Registration of Incorporation
Date: 25th February 2000

Place: 6A Huixindong Street Chaoyang District Beijing 100029 PRC

Enterprise Legal Businesses License Registration No.: 1000001003298(10-10)

Taxation Registration No.: Jing Guo Shui Chao Zi 110105710926094

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors:
Certified Public Accountants
KPMG Huazhen
Room 1608, Level 16, China World Tower 2
China World Trade Centre
No. 1, Jian Guo Men Wai Avenue
Beijing 100004, PRC

INTERNATIONAL AUDITORS:
Certified Public Accountants
KPMG
8th Floor, Prince's Building
Central, Hong Kong


DOCUMENTS FOR INSPECTION

       The following documents will be available for inspection during normal business hours from 28th March 2002 (Thursday) at the statutory address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association of Sinopec Corp. and the Company Law of the
       PRC:

       a) The original annual report signed by Chairman and President of the Board of Directors;

       b) The original audited accounts and audited consolidated accounts of Sinopec Corp. prepared in accordance with International Accounting Standards and PRC Accounting Rules and Regulations and System for the year ended 31st December 2001 signed by the Chairman and President of the Board of Directors and the Chief Financial Officer;

       c) The original auditors' report in respect of the above financial reports signed by auditors;

       d) The latest Articles of Association of Sinopec Corp. which were amended at the general meeting held on 5th June 2001;

       e) All the original copies of the documents and announcements which Sinopec Corp. published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
Li Yizhong
Chairman

Beijing, the PRC, 28th March 2002





This annual report is published in both the English and Chinese language. The Chinese version shall prevail.










    [GRAPHICOMITTED]                                [GRAPHIC OMITTED]

                   CHINA PETROLEM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

   ANNOUNCEMENT OF THE ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement. Investors who wish to understand the detailed information regarding the summary of the announcement of the annual results which are extracted from the annual report, please read the annual report.


Mr Chen Tonghai and Mr Cao Xianghong, Directors of Sinopec Corp., could not attend the 19th Meeting of the First Board for reason of official duties, and Mr Chen Tonghai authorised Mr Li Yizhong and Mr Cao Xianghong authorised Mr Wang Jiming to vote on their behalf in respect of the resolutions put forward in the meeting of the Board.

1.       COMPANY PROFILE

Sinopec Corp. is the first company in China listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; and producing, distributing and trading chemical products. The basic information of the Company is set out below:


1.         Statutory Name: [CHINESE NAME OMITTED]
           Chinese Abbreviation: [OMITTED]
           English Name: China Petroleum & Chemical Corporation
           English Abbreviation: Sinopec Corp.

2.         Legal Representative: Mr. Li Yizhong

3.         Authorised Representatives: Mr. Wang Jiming and Mr. Zhang Honglin

4.         Secretary to the Board of Directors: Mr. Zhang Honglin
           Representative on Securities Matters: Mr. Chen Ge
           Address: 6A Huixindong Street, Chaoyang District, Beijing, PRC
           Postcode: 100029                  Tel.: 86-10-64990060
           Fax: 86-10-64990022
           E-mail address: ir@sinopec.com.cn

5. Registered Address and Place of Business: 6A Huixindong Street, Chaoyang District, Beijing, PRC
           Postcode: 100029 Tel.: 86-10-64990060 Fax: 86-10-64990022
           Website: http://www.sinopec.com.cn
                    -------------------------
           E-mail:    ir@sinopec.com.cn
                      media@sinopec.com.cn
           Place of Business in Hong Kong: 11th Floor, Office Tower Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong

6.         Newspapers for Information Disclosure:
           China: China Securities News, Shanghai Securities News and
           Securities Times  Hong Kong:
                               Hong Kong Economic Times (Hong Kong)
                               Sing Tao Daily News (Hong Kong)
                               South China Morning Post (Hong Kong) (in English) Internet Website Publishing Annual Report designated by the China Securities Regulatory Commission: http://www.sse.com.cn
                                             ---------------------
           Copies of 2001 annual report are available at:
           The PRC:       China Petroleum & Chemical Corporation
                          Secretarial Board of the Board of Directors
                          6A Huixindong Street
                          Chaoyang District
                          Beijing
                          PRC
           The US: Citibank, N.A., 111 Wall Street, New York, NY10005, United States of America
           The UK:        Citibank, N.A., Cottons Centre, Hays Lane, London
                          SE1 2QT

7.         Places of Listing of Shares, Stock Names and Stock Codes:
           A Shares:          Shanghai Stock Exchange
                              Stock name: Sinopec
                              Corp Stock code: 600028
           H Shares:          Hong Kong Stock Exchange
                              Stock name: Sinopec Corp
                              Stock code: 0386
           ADSs:              New York Stock Exchange
                              Stock name: SINOPEC CORP
                              Stock code: SNP
                              London Stock Exchange
                              Stock name: SINOPEC CORP
                              Stock code: SNP

2.       Principal financial data and indicators

         1. Financial data and operating data prepared in accordance with the PRC Accounting Rules and Regulations


         1.1 Summary of principal financial data and operating data for the year 2001


                  Profit before taxation and minority interests:   RMB21,651 million

                  Net profit:                                      RMB14,018 million

                  Net profit before non-operating profits/losses:  RMB15,853 million

                  Profit from principal operations:                RMB56,349 million

                  Profit from other operations:                    RMB1,535 million

                  Operating profit:                                RMB23,844 million

                  Investment income:                               RMB546 million

                  Subsidy income:                                  Nil

                  Net non-operating income/expenses:               RMB-2,739 million

                  Net cash flow from operating activities:         RMB59,692 million

                  Net increase in cash and cash equivalents:       RMB1,719 million

                  Net profit before the non-operating profits/losses reflects net profit of RMB14,018 million adjusted for non-operating income of RMB769 million and non-operating expenses of RMB3,508 million, and an adjustment of RMB904 million of reduction in taxation for the above items.


         1.2      Principal financial data and indicators


                                                                        For the year ended 31 December

                                                                         2001               2000                1999

                                                  (Note)         RMB millions       RMB millions        RMB millions

                  Income from principal                               304,347            322,932             231,047
                  operations

                  Net profit                                           14,018             16,154               5,665

                  Earnings per share (RMB)

                  Fully diluted                    (i)                  0.162              0.193               0.082

                  Weighted average                 (ii)                 0.165              0.227               0.082

                  Fully diluted return on Net
                  assets (%)                      (iii)                 10.08              13.37                6.47

                  Net cash-flow from operating
                  activities per share (RMB)                            0.688              0.411




                                                                                 At 31 December

                                                                          2001               2000               1999

                                                                  RMB millions       RMB millions       RMB millions

                  Total assets                                         360,294            340,918            276,174

                  Shareholders' funds
                  (excluding minority interests)                       139,039            120,793             87,604

                  Net assets per share (RMB)                             1.604              1.440              1.273

                  Adjusted net assets per share (RMB)                    1.584              1.420

         1.3      Appendix to income statement




                                                       For the year ended 31             For the year ended 31
                                                           December 2001                     December 2000
                                                        Return on net assets             Return on net assets

                                                             Fully        Weighted            Fully Weighted average
                                                           diluted         average          diluted

                  Profit from principal
                  operations                                40.53%          42.63%           50.99%           62.12%

                  Operating profit                          17.15%          18.04%           21.64%           26.37%

                  Net profit                                10.08%          10.61%           13.37%           16.29%

                  Net profit before
                  non-operating profits/losses              11.40%          11.99%           13.62%           16.59%

                                                       For the year ended 31             For the year ended 31
                                                           December 2001                     December 2000
                                                         Earnings per share               Earnings per share

                                                             Fully        Weighted            Fully Weighted average
                                                           diluted         average          diluted

                                                               RMB             RMB              RMB              RMB

                  Profit from principal                      0.650           0.662            0.734            0.864
                  operations

                  Operating profit                           0.275           0.280            0.312            0.367

                  Net profit                                 0.162           0.165            0.193            0.227

                  Net profit before
                  non-operating profits/losses               0.183           0.186            0.196            0.231


         2. Financial information prepared in accordance with the International Accounting Standards


                                                                         For the year ended 31 December

                                                                          2001               2000               1999

                                                                  RMB millions       RMB millions       RMB millions

                  Turnover and other operating revenues                318,471            331,576            241,671

                  Operating expenses

                  Purchased crude oil, products and
                  operating supplies and expenses                    (220,313)          (226,533)          (161,168)

                  Selling, general and administrative
                  expenses                                            (17,138)           (19,519)           (18,558)

                  Depreciation, depletion and amortization            (22,430)           (20,781)           (18,431)

                  Exploration expenses (including dry
                  holes)                                               (3,775)            (3,030)            (2,309)

                  Personnel expenses                                  (12,889)           (13,264)           (12,696)

                  Employee reduction expenses                          (2,546)                 --                 --

                  Taxes other than income tax                         (11,887)           (12,220)            (9,536)

                  Other operating expenses, net                          (193)              (718)            (3,261)

                  Total operating expenses                           (291,171)          (296,065)          (225,959)

                  Operating profit                                      27,300             35,511             15,712

                  Net finance costs                                    (3,152)            (4,936)           (10,282)

                  Gains from issuance of shares by
                  subsidiaries                                              --                 --                607

                  Investment income                                        199                191                596

                  Share of profits less losses from
                  associates and jointly controlled
                  entities                                                 320                270                218

                  Profit from ordinary activities before
                  tax                                                   24,667             31,036              6,851

                  Taxation                                             (8,029)            (9,638)              (351)

                  Profit from ordinary activities after tax             16,638             21,398              6,500

                  Minority interests                                     (613)            (1,814)            (1,577)

                  Profit attributable to shareholders                   16,025             19,584              4,923

                  Basic earnings per share (RMB) (Note (i))               0.19               0.27               0.07

                  Earnings per share (Based on total
                  number of shares in issue at the year
                  end) (RMB)                                              0.18               0.23               0.07




                                                                         For the year ended 31 December

                                                                          2001               2000               1999

                  Return on capital employed (%)                          6.96               9.99               7.03

                  Note:


                  (i) The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the three years.


         3. Effects of major differences between the PRC Accounting Rules and Regulations and IAS on net income


                  For the effects of major differences between the PRC Accounting Rules and Regulations and IAS on net income, please refer to section 3 of "Financial Statements".

3.      CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

         1.       Changes in the share capital of Sinopec Corp. (Unit: 10,000 shares)

                                                                     Increase / Decrease
                                                                     Capitalization
                                           Prior to        Placing    of surplus
                                            changes         Bonus     reserves     IPO Others Sub-total After change
                  I.  Shares not listed
                  1.  Promoter shares      4,774,256.1                                                        4,774,256.1
                      of which:
                      State-owned shares   4,774,256.1                                                        4,774,256.1
                  2.  Public domestic
                      shares not in
                      circulation (Note)                                       57,000.0         57,000.0         57,000.0
                  3.  Others               1,937,939.0                                                        1,937,939.0
                      Total number of
                      shares not in
                      circulation          6,712,195.1                         57,000.0         57,000.0      6,769,195.1
                  II. Shares listed and
                      in circulation
                  1.  Publicly listed
                      domestic shares                0                        223,000.0        223,000.0        223,000.8
                  2.  Overseas listed
                      foreign shares
                      (H shares)           1,678,048.8                                                        1,678,048.8
                      Total number of
                      shares listed and
                      in circulation       1,678,048.8                        223,000.0        223,000.0      1,901,048.8
                  III.Total number of
                      shares               8,390,243.9                        280,000.0        280,000.0      8,670,243.9

                  Note: 0.57 billion A shares are held by strategic investors with a lock-up period of eight months which is due to expire on 8th April 2002.


         2.       Shareholdings of principal shareholders


                  As at 31 December 2001, there were a total of 573,206 domestic and overseas shareholders of Sinopec Corp., of these, 549,974 were domestic shareholders and 23,232 were H shareholders. The shareholdings of the 10 largest shareholders of Sinopec Corp. were as follows:


                                                                                    Number of           Percentage of
                                                                                    shares held             total
                  Shareholder                             Type of shares held     (10,000 Shares)       shareholdings

                  China Petrochemical Group Company        State-owned Shares          4,774,256.1              55.06%

                  HKSCC (Nominees) Limited                           H Shares            895,567.9              10.33%

                  China Development Bank                   State-owned Shares            877,557.0              10.12%

                  China Xinda Assets Management Corp.      State-owned Shares            872,065.0              10.05%

                  ExxonMobil Far East Holdings Ltd.                  H Shares            316,852.9               3.65%

                  Shell Eastern (PTE) Ltd.                           H Shares            196,642.2               2.27%

                  bp Oil Espana S.A.                                 H Shares            182,922.9               2.11%

                  China Orient Asset Management Corp.      State-owned Shares            129,641.0               1.50%

                  China Huarong Asset Management Corp.     State-owned Shares             58,676.0               0.68%

                  TOPGOAL Company                                    H Shares             33,906.5               0.39%

                  Among the top ten major shareholders of Sinopec Corp., Sinopec Corp. is not aware of any connection between themselves. Of the corporate shareholders (excluding HKSCC (Nominees) Limited) holding over 5% or above of the shares in Sinopec Corp., there were no changes in their shareholdings, pledges or lock-ups of the shares held in the reporting year.


                  Other than the aforesaid, as at 31 December 2001, Sinopec Corp. was not aware of any interests disclosable pursuant to section 16(1) of the Securities (Disclosure of Interests) Ordinance Cap 396 of the Laws of Hong Kong.


         3.       Basic situation of the controlling shareholder of Sinopec
                  Corp.


                          The controlling shareholder of Sinopec Corp. is
                  China Petrochemical Corporation ("Sinopec Group Company"), established in July 1998, and is the State authorised investment arm and State-owned controlling company. Its registered capital is RMB 104.9 billion, and the legal representative is Mr Li Yizhong. Through a reorganisation in 2000, Sinopec Group Company injected its principal petroleum and petrochemical operations into Sinopec Corp., and retained operations in certain smaller scale petrochemical facilities and refineries, provision of oil-well drilling services, oil testing services, in-well operation services, manufacture and maintenance of production equipment, engineering construction and utility services and social services.

4.     Directors, supervisors and senior management

         1. Details of Sinopec Corp.'s Current Session Directors, Supervisors and Other Members of the Senior Management


                  Directors

                                                                                                     Sinopec Corp.'s Shares
                                                                                                           Held (as at
                                                    Positions with        Term ofPaid (P) or               31st December)
                  Name          Gender    Age        Sinopec Corp.         Office Unpaid (U)            2000       2001

                  Li Yizhong                       Chairman of the
                                     M     56   Board of Directors  2000.2-2003.2          P              0          0

                  Chen Tonghai                    Vice Chairman of
                                                      the Board of
                                     M     53            Directors  2000.2-2003.2          P              0          0

                  Wang Jiming        M     59  Director; President  2000.2-2003.2          P              0          0

                  Mou Shuling                       Director; Vice
                                     M     57            President  2000.2-2003.2          P              0          0

                  Zhang Jiaren                      Director; Vice
                                               President and Chief
                                     M     57    Financial Officer  2000.2-2003.2          P              0          0

                  Cao                               Director; Vice
                  Xianghong          M     56            President  2000.2-2003.2          P              0          0

                  Wang Yi            M     45             Director  2001.8-2003.2          U              0          0

                  Zhang Enzhao       M     55             Director  2001.8-2003.2          U              0          0

                  Chen Qingtai       M     64 Independent Director  2000.2-2003.2          U              0          0

                  Liu Guoguang       M     78 Independent Director  2000.2-2003.2          U              0          0

                  Ho Tsu Kwok
                  Charles            M     52 Independent Director  2000.6-2003.2          U              0          0

                  Huang Min                               Employee
                                                    Representative
                                     F     58             Director  2000.2-2003.2          P              0          0

                  Note:   Mr. Wang Yi and Mr.  Zhang  Enzhao  receive  salary from China  Development
                          Bank and the China Construction Bank respectively.


                  Supervisors


                                                                                                    Sinopec Corp.'s Shares
                                                    Positions with Term of Office     Paid (P) or        Held (as at
                  Name             Gender  Age         Sinopec Corp.                   Unpaid (U       31st December)

                                                                                                        2000      2001
                                                        Chairman of the Supervisory
                  Yu Qingbo           M     64             Committee 2000.2-2003.2             P           0         0

                  Wang Zuoran         M     51           Supervisor  2000.2-2003.2             P           0         0

                  Zhang
                  Chongqing           M     57           Supervisor  2000.2-2003.2             P           0         0

                  Wang Peijun         M     56           Supervisor  2000.2-2003.2             P           0         0

                  Wang Xianwen        M     57           Supervisor  2000.2-2003.2             P           0         0

                  Hou Shaojian        M     59           Supervisor  2000.2-2003.2             P           0         0

                                                          Employee
                                                     Representative
                  Jiang Baoxing       M     56           Supervisor  2000.2-2003.2             P           0         0

                                                     Independent
                  Cui Jianmin         M     69           Supervisor  2000.4-2003.2             U           0         0

                  Other Members of the Senior Management


                                                                                                     Sinopec Corp.'s Shares
                                                     Positions with  Term of Office   Paid (P) or         Held (as at
                  Name           Gender    Age         Sinopec Corp.                   Unpaid (U         31st December)

                                                                                                        2000      2001

                  Wang
                  Tianpu              M     39       Vice President         2001.8              P           0        0

                  Zhang                          Secretary to the
                  Honglin             M     59   Board of Directors  2000.2-2003.2              P           0        0

         Newly Elected Directors and Appointment of Executive Officers


         At the Second Extraordinary General Meeting of 2001 of Sinopec Corp. held on 24th August 2001, Mr. Wang Yi and Mr. Zhang Enzhao were elected as Director of Sinopec Corp. respectively.


         The President of Sinopec Corp. nominated Wang Tianpu as Vice President of Sinopec Corp. during the 10th meeting of the First Board of Directors held on 24th August 2001.


         2. Interests of Directors, Supervisors and Other Members of the Senior Management in the Share Capital of Sinopec Corp.


         None of the directors or supervisors or senior management or any of their spouses or children under age of 18 had, as at 31st December 2001, any interests in any shares or debentures of Sinopec Corp. or its associated corporations (within the meaning of the SDI Ordinance) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to
         Section 29 of the SDI Ordinance to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in Sinopec Corp. or its associated corporations (as defined) which are required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of supervisors, which would be required to be notified as described above as if they were directors.


         3.       Directors' or Superviosrs' Interests in Contracts


         None of the Directors nor the Supervisors of Sinopec Corp. had any beneficial interests in any material contracts to which Sinopec Corp., its holding company or any of its subsidiaries or fellow subsidiaries was a party subsisted at 31st December 2001 or at any time during the year.


         No Director has entered into any service contracts with Sinopec Corp. which is not terminable by Sinopec Corp. within one year without payment other than statutory compensation.


         4. Salaries of Directors, Supervisors and Members of the Senior Management


         Besides fair and highly transparent performance and efficiency assessment standards, Sinopec Corp. has also established a reward and supervision system, and improves these standards and system from time to time. Sinopec Corp. formulated and adopted initiative policies such as the Performance Evaluation and Remunerations Incentive Scheme for the Senior Management Compensation System of Sinopec Corp., the Share Appreciation Rights Scheme of Sinopec Corp., and the Conditions for the Implementation of the Initial Granting of Share Appreciation Rights Scheme of Sinopec Corp..


         During the period under review, stock value-added options were still subject to moratorium provisions, and no stock value-added options were exercise. As affected by the operating results of the Company, performance rewards granted to the senior management dropped to various extent compared with last year. The senior management were paid according to the current basic salary.


         During the period under review, directors in office (excluding directors and independent non-executive directors who do not hold any working post with the Company), supervisors (excluding independent supervisors) and senior management were paid RMB1,538,200 in annual emoluments. The three highest paid directors and senior management respectively received RMB370,000 and RMB402,300 emoluments in total. Independent Non-executive Directors Mr. Chen Qingtai, Mr. Liu Guoguang, Mr. Ho Tsu Kwok Charles and Independent Supervisor Mr. Cui Jianmin received RMB16,000 director's fee respectively. Directors Mr. Wang Yi and Mr. Zhang Enzhao are not paid any emolument by Sinopec Corp.


         During the period under review, amongst 16 directors (excluding directors and independent non-executive directors, supervisors (excluding independent supervisors) and senior management who are in office, one of them received annual emoluments above RMB150,000, 2 of them received annual emoluments RMB100,000 to RMB150,000, and 13 of them received RMB50,000 to RMB100,000.

5.       Business review and prospects

         1.       Business Review


         1.1      Review of Market Environment


         In 2001, the world economy suffered a marked slowdown with the slowing in growth in the US economy, in particular following the "9.11" incident, global recession set in. The slowdown in the world economy led to a lackluster demand for crude oil, especially following the "9.11" incident when the international prices for crude oil kept falling, and the prices of Brent crude had fell to as low as US$ 18 per barrel, and the Platt's Singapore annual average spot price was US$ 24.89 per barrel, representing a decrease of 12.8% over the average annual spot price of US$ 28.54 per barrel in 2000, and prices of domestic crude oil slipped significantly as a result. Affected by the decrease in international crude oil prices, prices of refined oil products kept sliding. At the same time, undermined by the fact that the domestic market for refined oil products was not well-developed, that market competition had been disorderly, and that there was an oversupply of resources in the principal markets of the Company, and as the domestic pricing mechanism for refined oil products in the PRC had not been entirely reasonable and the international crude oil prices have been decreasing, domestic distributors for refined oil products became hesitant, a disorderly and unregulated competition occurred as a result in the Company's principal markets in eastern, southern and central PRC. As such, prices of refined oil products, and in particular the wholesale prices, fell. In addition, refining capacity of the Asian region grew faster than expected, whereas growth in demand slowed down, leading to a decrease in regional refinery capacity utilization and in the profit margin of refining. It was particularly marked during the period from June to August, 2001 when gasoline prices in Singapore fell below the prices of crude oil. In these circumstances, the Company suffered a significant decrease in its refining margin for the second half of last year. With the slowdown in the growth of the world economy and sluggishness in the cyclical changes of chemical products, prices of these products were believed to remain in a trough and have been sliding, and the prices of chemical products in the PRC also fell. Compared with 2000, the prices of key chemical products decreased by 18.5%, of which the average price of synthetic resins decreased by RMB 1,628 per tonne, and of synthetic fibers, by RMB 1,425 per tonne, and monomers/polymers for synthetic fibres and their polymers, by RMB 1,060 per tonne. These severe market conditions exerted immense pressure on the Company in achieving its profit target.


         The economy of the PRC continued to see a higher growth due to the State's continued strategy of whipping up the domestic demand and the adoption of a proactive financial policy and sound monetary policy, whereby the growth in GDP for the year reached 73%. With these benefits, the PRC's demand in both petroleum and chemical products increased steadily, and this has created favourable market conditions for the business of the Company. According to the statistics of the Company, apparent consumption of refined oil products (including gasoline, diesel and kerosene including jet fuel) amounted to 114.63 million tonnes in 2001, representing an increase of 4.9% over the previous year, and apparent consumption of petrochemicals (in terms of ethylene) amounted to 12.60 million tonnes, representing an increase of 14.8 % over the previous year. Annual apparent consumption of synthetic resins, synthetic fibers, monomers/polymers for synthetic fibers and synthetic rubbers amounted to 24.27 million tonnes, 8.86 million tonnes, 14.21 million tonnes and 1.69 million tonnes respectively, representing an increase of 19%, 11%, 18% and 10% respectively over 2000. In 2001, domestic demand was high. However as deregulation has been stepping up and in view of the regulatory environment moving towards a market economy, the Company is no exception to other international energy and petrochemical companies in that it operates amid a severe market environment and challenges.


         1.2      Review of Production Operations


         In spite of the severe market conditions, the Company adhered to its operating strategies, which are: "expanding resources, expanding markets, reducing costs and disciplining investments", and with the flexibility of its adjustments to the production and sales strategies, the Company has managed to achieve satisfactory results in production operations in 2001.


         Exploration and Production


         In 2001, under the unified principle of "reserves, production and effectiveness", the Company continued with its expansion into the upstream business with a view to increasing the resources for oil and gas. As a result, good results were attained in exploration of oil and gas, making it possible for a substantial increase in the production of crude oil and natural gas. In certain promising areas, a number of oil and gas wells and high production potential fields have been identified. The annual production of crude oil amounted to 269.16 mmbbls, and annual production of natural gas amounted to 162.8 billion cubic feet, representing an increase of 8.8% and 103% respectively over the previous year; added proved oil reserves reached 316 mmbbls, newly added proved natural gas reserves reached 309 billion cubic feet, newly built crude production capacity amounted to 5.21 million tonnes, and newly built natural gas production capacity amounted to 1.01 billion cubic metre, thereby achieving a larger than 100% replacement ratio of crude oil reserve the five consecutive years and meeting the targets of the production operations for the year.


         Summary of Operations of the Exploration and Production Segment


                                                                     2000 (Sinopec      1999 (Sinopec    % change in
                                                                     National Star      National Star  2001 compared
                                                            2001         excluded)          excluded)        to 2000

         Crude oil production (mmbbls)                    269.16            247.35             241.45            8.8

         Natural gas production (bcf)                      162.8              80.3               78.6            103

         Newly added proved crude oil reserves
         (mmbbls)                                            316               318                443           -0.6

         Newly added proved gas reserves (bcf)               309               297                284            4.0

         Year end proved reserves of crude oil
         (mmbbls)                                          3,215             2,952              2,881            8.9

         Year end proved reserves of natural gas
         (bcf)                                             3,488               999                782          249.2

         Year end proved reserves of oil and gas
         (mmboe)                                           3,796             3,118              3,011           21.7

         Refining segment


         The annual throughput of crude oil was set at an appropriate level and on market conditions. In 2001, the Company's throughput of crude oil was 2,042.4 mbbls per day, representing a decrease of
         3.2 % over the previous year, of which lower cost sour crude oil amounted to 387.6 mbbls per day, representing an increase of 40.4 % over the previous year. Relying on technological advances and systematic management, having adjustments made to the product mix, the ratio of diesel to gasoline production topped 2.02, marking a historical high. With improvements in product quality, the refinery sector of the Company has been able to fully meet the specification of diesel which met the new standards. Having reduced production costs, improvements have been made to all the major technological and economic indicators.


         Operating Summary of Refining Segment


                                                                                                    % change in 2001
                                                           2001          2000         1999          compared to 2000

         Crude processing volume (mbbls/day)          2,042.4         2,110.0      1,760.0                     -3.20

         Of which: Sour crude processing volume
         (mbbls/day)                                    387.6           276.0        120.0                      40.4

         Refinery utilization (%)                        77.9            81.0         67.7     -3.1 percentage point

         Gasoline, diesel and kerosene
         production (million tonnes)                    61.14           62.58        52.42                     -2.30

         Of which: Gasoline (million tonnes)            18.74           20.15         17.1                     -7.00

         Diesel (million tonnes)                        37.93           37.53         31.0                      1.07

         Kerosene (million tonnes)                       4.47            4.90          4.4                     -8.78

         Diesel to gasoline production ratio             2.02            1.86         1.81                      0.16

         Light product yield (%)                        72.33           71.57         70.7     0.76 percentage point

         Composite commercial yield (%)                 92.23           92.25         91.2    -0.02 percentage point

         Note:    Crude oil processing volume is converted at 1 tonne = 7.35 barrels


         Marketing and Distribution Segment


         In 2001, the Company continued with its acquisitions, upgrading of petrol stations and building of new petrol stations amid keen competition. Whilst it maintained a moderate growth in the total sales volume of refined oil products, it emphasized on expanding the retail volume and direct distribution volume. For the year, 3,803 petrol stations have been newly increased, total domestic sales volume of refined oil products amounted to 67.74 million tonnes, of which the retail sales volume of refined oil products amounted to 30.43 million tonnes, representing an increase of 27.1% over the previous year; direct distribution volume amounted to 11.64 million tonnes, whereby the aggregate of retail sales volume and direct distribution volume amounted to 62.1% of the total domestic sales volume. The market share of the Company's retail volume of gasoline and diesel in its principal markets was 65%, representing an increase of 4% over the previous year. In addition, the export volume of the Company in refined oil products in 2001 was approximately 3.73 million tonnes.


         In 2001, the Company has actively rationalized its allocation of resources, cut distribution costs, intensified corporate reform, flattened management hierarchy, merged a number of county-level oil companies and reduced management expenses.


         Operating Summary of Marketing and Distribution Segment


                                                                                                    % change in 2001
                                                           2001          2000         1999          compared to 2000

         Total domestic sales of refined oil
         products (thousand tonnes)                      67,740        67,690       64,500                      0.07

         Of which: Wholesale volume (thousand
         tonnes)                                         25,670        43,750       52,160                     -41.3

         Direct Distribution volume (thousand
         tonnes)                                         11,640            NA           NA                        NA

         Retail volume (thousand tonnes)                 30,430        23,940       12,340                      27.1

         Average annual throughput per petrol
         station (tonne/station)                          1,473         1,402        1,084                       5.1

         Number of total petrol stations under
         SINOPEC brand at year-end (stations)            28,246        25,493       11,374                      10.8

         Of which: Number of petrol stations
         operated at year-end (stations)                 24,062        20,259       11,374                      18.8

         Number of franchised petrol stations at
         year-end (stations)                              4,184         5,234           NA                     -20.1

         Percentage of retail volume to total
         sales volume (%)                                  44.9          35.4         19.1                      26.8

         Capacity of oil storage (thousand cubic
         metres)                                         15,134        14,640       13,680                       3.4

         Chemicals Segment


         In 2001, the Company continued with its upgrading efforts of its chemical facilities in spite of the market being in a trough of the cycle, and the second round upgrading of the Yanhua ethylene facilities has undergone a trial run, whereas the Company is working on the second round upgrading of the Shanghai and Yangzi ethylene facilities. It is expected that they will be in operation by the second or third quarter of 2002. In 2001, the Company made timely arrangements for shutdown for maintenance while market sentiment was weak, and it adopted the measure of "knock down, shut down, combine and transform those chemical facilities of low efficiency" to ensure that those chemical facilities of high efficiency continued to maintain at high utilization rate. In this way, further improvements had been made in product mix. As the Yanhua ethylene facilities have been suspended for expansion, the annual production of ethylene was 2.15 million tonnes, representing a slight decrease over the previous year. Growth was seen in production of key chemical products such as synthetic resins and synthetic rubbers. The proportion of high added-value products grew such that performance compound resins reached 48% of synthetic resins, representing an increase of 2.59 percentage point over the previous year. Differential fibers reached 31.7% of synthetic fiber, an increase of 5.2 percentage point over the previous year. The percentage of direct sales of chemical products rose, and the value of e-commerce trading amounted to RMB 15.9 billion, representing approximately 27% of the sales of chemical products.


         Production of Major Chemicals (1,000 tonnes)


                                                                                                    % change in 2001
                                                           2001          2000         1999          compared to 2000

         Ethylene                                         2,153         2,170        2,050                     -0.78

         Synthetic resins                                 3,204         3,183        2,847                      0.66

         Of which: Performance compound resins            1,332         1,280          870                      4.06

         Synthetic rubbers                                  398           317          316                     25.55

         Monomers and polymers for synthetic fibers       3,598         3,795        3,440                     -5.19

         Synthetic fibers                                 1,028         1,068          970                     -3.75

         Of which: Differential fibers                      326           283          194                     15.19

         Urea                                             2,342         2,923        4,440                    -19.88

         Technology Development


         In 2001, the Company actively pressed forward with technology advancements and innovations, and achieved some significant results relating to production operations The key areas included:


            o Exploration: The Company achieved breakthroughs in a series of 13 technologies, such technologies included: complete reservoir geological modeling based on the technology of enhancing the oil recovery rate for high water content principal oil fields, reservoir remaining oil monitoring and description, improving water plugging through adjusting geological profile; series technology of polymer drive and tertiary-compound drive; mobile multi-floats drilling platforms for shallow water.


            o Refinery: the complete set of technologies for the Maoming 2 million tonnes/year residual oil hydrogenation facility, the Qilu 600 thousand tonnes/year continuous reforming facility, the Qilu 80 thousand tonnes/year sulphur recovery facility, the Changling 500 thousand tonnes/year low pressure combine bed model Catalyst Reform facility have been developed successfully.


            o Chemical engineering: the 100 thousand tonnes/year year cracking furnace at Yanhua, a jointly developed facility, has become the key furnace for the production of ethylene; the complete set of technologies for the 89 thousand tonnes/year liquid phase molecular-sieved ethylbenzene facility (at Yanhua) and the 100 thousand tonnes/year polyester facility (at Yizheng) have been developed successfully and inspections of their industrial operations have been completed. The complete set of self-developed technologies for the 66 thousand tonnes/year year acrylic fibers facility is adopted by Shanghai Petrochemical. It is already in operation.


         Safety and environmental protection


         The Company has been moving positively towards the management system of health, safety, and environment (HSE), whereby it promotes a clean environment of production both in breadth and in depth and takes great care to protect the health of its employees, and to diligently perform its social responsibilities.


         Reduction of costs


         In 2001, the Company has made serious efforts in carrying out its cost reduction plan. On the basis that costs of major purchases such as crude oil should be reduced as far as possible, attention was drawn to minimising material consumption and energy consumption and selling, general and administrative expenses. As such, the result in reducing costs was remarkable.


         The Company has effectively reduced costs by RMB 2.281 billion in 2001, which exceeded the original target set to reduce costs by RMB 2.19 billion. Of which, the cash operating cost of exploration and production was reduced from US$6.21 per barrel to US$6.15 per barrel, the cash operating cost of refining was reduced from US$2.14 per barrel to US$2.07 per barrel, the cash operating cost of ethylene was reduced from US$183.17 per tonne to US$160 per tonne. As a result of adjustments made to the sales structure and the continued improvement of the retail to distribution ratio, cash flow expenses for the sales were contained at RMB 163 per tonne. Moreover, the Company has speeded up its employee reduction. In 2001, some 68,000 employees were reduced from the payroll, which exceeded the original plan of reducing 27,000 employees by 152 %, and approximately RMB 2.546 billion was used for the reduction. It is estimated that an annual saving of approximately RMB 1.57 billion a year can be achieved in labour costs in each subsequent year.


         1.3      Review of results of operations


         The following financial data has been prepared in accordance with the International Accounting Standards. The financial and operation data for the years 2000 and 2001 include Sinopec National Star.


         1.3.1    Results of operations


         The following table sets out the major revenue and expense items from the consolidated profit and loss account of the Company for the years indicated.



                                                                                                   Percentage Change
                                                                    Year ended 31 December              from 2000 to
                                                                      2001              2000                2001

                                                                          (RMB billions)                      (%)

         Turnover and other operating revenues

         Turnover                                                    304.4                325.3               (6.4)

         Other operating revenues                                     14.1                  6.2              127.4

         Total turnover and other operating revenues                 318.5                331.5               (3.9)

         Operating expenses

         Purchased crude oil, products and operating supplies
         and expenses                                               (220.3)              (226.5)              (2.7)

         Selling, general and administrative expenses                (17.1)               (19.5)             (12.3)

         Depreciation, depletion and amortisation                    (22.4)               (20.8)               7.7

         Exploration expenses (including dry holes)                   (3.8)                (3.0)              26.7)

         Personnel expenses                                          (12.9)               (13.3)              (3.0)

         Employee reduction expenses                                  (2.6)                  --

         Taxes other than income tax                                 (11.9)               (12.2)              (2.5)

         Other operating expenses, net                                (0.2)                (0.7)             (71.4)

         Total operation expenses                                   (291.2)              (296.0)              (1.6)

         Operating profit                                             27.3                 35.5              (23.1)

         Finance costs, net                                           (3.2)                (5.0)             (36.0)

         Investment income                                             0.5                  0.5

         Profit from ordinary activities before taxation              24.6                 31.0              (20.6)

         Income tax                                                   (8.0)                (9.6)             (16.7)

         Profit from ordinary activities after taxation               16.6                 21.4              (22.4)

         Minority interests                                           (0.6)                (1.8)             (66.7)

         Profit attributable to shareholders                          16.0                 19.6              (18.4)

         1.3.1.1  Turnover and other operating revenues


         Turnover and other operating revenues was down by 13 billion, or 3.9%, from RMB 331.5 billion in 2000 to RMB 318.5 billion in 2001. The decrease was mainly due to the fall of the Company's average realized prices of crude oil, refined products and chemical products. Turnover and other operating revenues mainly include the following matters:


            o Sales of crude oil and natural gas. The Company produces crude oil principally to supply our refining and chemical operations. Natural gas and a relatively small portion of the Company's crude oil production are sold to the refineries owned by Sinopec Group Company and third party customers. In 2001, the Company's revenues from the sales of crude oil and natural gas were RMB 11.1 billion, down RMB 1.2 billion from 2000, and accounted for 3.5% of the Company's turnover and other operating revenues. The decline was largely due to the lower average realized crude oil price, which was down 12% from RMB 1,427 per tonne in 2000 to RMB 1,256 per tonne in 2001.


            o Sales of petroleum products. Both the refining and the marketing and distribution segments of the Company make external sales of refined products, which consist primarily of gasoline, diesel, kerosene and jet fuel and other refined products. In 2001, revenues from sales of refined products by those two segments were RMB 230.1 billion, down 5.1% compared with RMB 242.5 billion in 2000, and accounted for 72.2% of the Company's turnover and other operating revenues. Revenues from sales of gasoline and diesel in 2001 were RMB 164.4 billion, down 5.6% compared with RMB 174.1 billion in 2000, and accounted for 71.4% of the Company's revenues from the sales of refined products. Sales of gasoline decreased by 7.4% from RMB 65.2 billion in 2000 to RMB 60.4 billion in 2001. Sales of diesel decreased by 4.5% from RMB 108.9 billion in 2000 to RMB 104 billion in 2001. The decline of sales of gasoline and diesel was largely due to the lower average realized prices of gasoline and diesel in 2001.


            o Sales of chemicals. The Company's revenues from sales of chemical products in 2001 were RMB 48.9 billion, down 13% compared to RMB 56.2 billion in 2000. The decline was largely due to the continual slump in the prices of chemical products in 2001, which was in part caused by the continued depression of the global chemical products market and the fairly steep decline of the international crude oil prices in 2001. While the sales volumes of synthetic resins, synthetic rubbers, synthetic fibers, monomers and polymers for synthetic fibers, slightly increased compared to those in 2000, the average realized prices of these products declined by 12%, 11%, 15% and 27.5%, respectively, from those in 2000.


         1.3.1.2  Operating expenses


         The Company's operating expenses in 2001 were RMB 291.2 billion, down RMB 4.8 billion, or 1.6%, from 2000. Operating expenses mainly comprised the following matters:


         Purchased crude oil, products and operating supplies and expenses. The Company's purchased crude oil, products and operating supplies and expenses in 2001 were RMB 220.3 billion, down 2.7% compared with RMB 226.5 billion in 2000, and accounted for 75.7% of the Company's total operating expenses. Amongst the purchased crude oil, products and operating supplies and expenses, purchased crude oil expenses were RMB 116 billion, down 17.8% compared with RMB
         141.2 billion in 2000, which decline was largely due to:


            o The volume of purchased crude oil decreased as more of the Company's crude oil requirement was satisified by the Company's own production. The Company processed a total of 101.04 million tonnes of crude oil in 2001, down 3.7% compared with 104.88 million tonnes in 2000. Of the total amount of crude oil processed, 31.27 million tonnes, or 31%, were supplied by the Company's exploration and production segment, up 13.7% compared with 27.5 million tonnes in 2000, and 69.77 million tonnes, or 69%, were purchased from external sources, down 9.8% compared with
                  77.38 million tonnes in 2000. In 2001, the Company's purchased crude oil includes 48.98 million tonnes of imports, 14.09 million tonnes from PetroChina Limited and
                  6.7 million tonnes from CNOOC Limited; and


            0 The average realized price that the Company expensed in 2001 declined as the international crude oil prices fell. The average realized crude oil price that the Company expensed in 2001 decreased by 8.9% from RMB 1,825 per tonne in 2000 to RMB 1,663 per tonne in 2001.


         Amongst the purchased crude oil, products and operating supplies and expenses, expenses other than purchased crude oil were RMB104.3 billion in 2001, up 22% compared with RMB85.3 billion in 2000, and accounted for 35.8% of the Company's total operating expenses. The increase was largerly due to:


            o The Company's other operating revenues in 2000 were reported net of associated operating expenses whereas in 2001 other operating revenues are reported on a gross basis and the related operating expenses are reported separately in operating expenses; and


            o The Company's purchased diesel and gasoline expenses increased due to larger amount purchased in 2001.


         1.3.1.3  Selling, general and administrative expenses


         The Company's selling, general and administrative expenses in 2001 were RMB 17.1 billion, down 12.3% compared with RMB 19.5 billion in 2000, which decline was largely due to the Company's implementation of cost reduction measures and strengthened administration on accounts receivables.


         1.3.1.4 Depreciation, depletion and amortisation


         The Company's depreciation, depletion and amortisation in 2001 were RMB 22.4 billion, up 7.7% compared with RMB 20.8 billion in 2000, which increase was largely due to the commencement of operation of newly developed or acquired properties, plants and equipment, including oil and gas properties.


         1.3.1.5  Exploration expenses


                  The Company's exploration expenses in 2001 were RMB 3.8 billion, up 26.7% compared with RMB 3 billion in 2000. The increase was largely a result of the Company's implementation of its strategy to continue expanding its resources, which led to the increased exploration expenditure.


         1.3.1.6  Personnel expenses


         The Company's personnel expenses in 2001 were RMB 12.9, down 3% compared with RMB 13.3 billion in 2000, which decline was largely due to the Company's employee reduction programme.


         1.3.1.7  Employee reduction expenses


                  In accordance with the Company's employee reduction plan, the Company recorded employee reduction expenses of RMB 2.6 billion in 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees.


         1.3.1.8  Taxes other than income tax


         Taxes other than income tax incurred by the Company, which primarily are the consumption tax, were RMB 11.9 billion in 2001, down 2.5% compared with RMB 12.2 billion in 2000. The decline was largely due to the reduction in sales volume of gasoline and diesel produced by the Company, resulting in lower consumption tax in 2001.


         1.3.1.9 Operating profit


         The Company's operating profit in 2001 was RMB 27.3 billion, down 23.1% compared with RMB 35.5 billion in 2000. The decline was largely due to the fact that the decrease in the Company's turnover and other operating revenues exceeded the decrease in the Company's operating expenses.


         1.3.1.10 Net finance cost


         The Company's net finance cost in 2001 was RMB 3.2 billion, down 36% compared with RMB 5 billion in 2000. The decrease was largely due to:


            o Lower interest rates in 2001 of a number of foreign currency loans;


            o Less long- and short-term debt partly as a result of the Company's enhanced centralisation of fund management; and


            o Increase in interest income from the proceeds from the public offering in 2001 after deduction of the offering expenses.


         1.3.1.11 Profit from ordinary activities before taxation


                  The Company's profit from ordinary activities before taxation in 2001 was RMB 24.6 billion, down 20.6% compared with RMB 31 billion in 2000. The decline was a result of the lower operating profit, and was partially offset by the decrease of net finance cost.


         1.3.1.12 Income tax


         The Company's income tax in 2001 was RMB 8 billion, down 16.7% compared with RMB 9.6 billion in 2000 as a result of the lower operating profit.


         1.3.1.13 Profit attributable to shareholders


         The profit attributable to the Company's shareholders in 2001 was RMB 16 billion, down 18.4% compared with RMB 19.6 billion in 2000.


         1.3.2   Liquidity and capital resources


         The Company's primary sources of funding have been cash provided by operating activities, short-and long-term borrowings, and primary uses of funds have been for working capital, capital expenditures and repayment of short-and long-term borrowings.


         1.3.2.1  Assets, Liabilities and Shareholders' Equity


                                                                                                  Unit: RMB millions

                                                            2001                     2000             Amount Changes

         Current assets                                  109,795                  136,173                   (26,378)

         Non-current assets                              256,914                  218,569                     38,345

         Total assets                                    366,709                  354,742                     11,967

         Current liabilities                             124,711                  125,153                      (442)

         Non-current liabilities                          70,788                   73,225                    (2,437)

         Total liabilities                               195,499                  198,378                    (2,879)

         Minority interests                               23,541                   23,210                        331

         Net assets                                      147,669                  133,154                     14,515

         Shareholders' funds

         Share capital                                    86,702                   83,902                      2,800

         Reserves                                         60,967                   49,252                     11,715

                                                         147,669                  133,154                     14,515

         As at 31 December 2001, the Company's total assets were RMB 366.7 billion, total liabilities were RMB 195.5 billion, minority interests were RMB 23.5 billion, and shareholders' equity were RMB
         147.7 billion. The change of the amount of assets and liabities from 2000 to 2001 and the main reasons are as follows:


            o Total assets were RMB 366.7 billion as at 31 December 2001, representing an increase of RMB 12 billion compared with RMB 354.7 billion as at 31 December 2000. Current assets were RMB 109.8 billion as at 31 December 2001, representing a decrease of RMB 26.4 billion from 31 December 2000; the decrease was primarily due to the Company's enhanced administration on inventory and debt repayment and implementation of centralised settlement, resulting in a decrease in accounts receivable and inventory by RMB 6.3 billion from 31 December 2000. In addition, in 2001, the Company repaid certain borrowings and carried out various capital expenditure programmes and enhanced the centralised management of funds, and as a result, time deposits at various financial institutions reduced by RMB 20 billion from 31 December 2000. Non-current assets were RMB 256.9 billion as at 31 December 2001, representing an increase of RMB 38.3 billion from 31 December 2000.


            o Total liabilities amounted to RMB 195.5 billion as at 31 December 2001, representing a decrease of RMB 2.9 billion from 31 December 2000. Current liabilities were RMB 124.7 billion as at 31 December 2001, representing a decrease of RMB 0.4 billion from 31 December 2000. Non-current liabilities were RMB 70.8 billion as at 31 December 2001, representing a decrease of RMB 2.4 billion from 31 December 2000 as a result of the reduction in long-term borrowings.


            o Shareholders' funds amounted to RMB 147.7 billion as at 31 December 2001, representing an increase of RMB 14.5 billion from 31 December 2000. Share capital increased by RMB 2.8 billion in 2001 as a result of Company's issuance of 2.8 billion A shares in the PRC. Reserves amounted to RMB 61 billion, representing an increase of RMB 11.6 billion from 31 December 2000. The increase is due to excess paid-in capital over par value (net of issuing expenses) of RMB 8.8 billion, an increase of RMB 16 billion of the net profit in 2001, less RMB 6.7 billion of dividends distributed in 2000 and payment of RMB 6.446 billion for the acquisition of Singapore National Star.


         1.3.2.2  Cash Flow


         Cash and cash equivalents in 2001 increased by RMB 1.409 billion, and after taking into consideration the impact of exchange rate changes of RMB 7 million, the net increase in 2001 was RMB 1.402 billion, that is, from RMB 19.621 billion on 31 December 2000 to RMB 21.023 billion on 31 December 2001. The table below sets forth the major items in the consolidated cash flow statements for 2001 and 2000 and the amount and the rate of change from 2000 to 2001.


                                                                                                             (in RMB
                                                                                        Increase/          billions)
         Principal itemsIn Cash-flow Statement                  2001          2000     (decrease)         Changes(%)

         Net cash generated from operating activities         55.279        29.180        26.099             89.44

         Net cash generated from investment activities       (38.483)      (64.319)       25.836            (40.17)

         Net cash generated from financing activities        (15.387)       33.003       (48.390)          (146.62)

         Net increase/(decrease) of cash and

         cash equivalents                                      1.409        (2.136)        3.545           (165.96)

         1.3.2.2.1        Net cash generated from operating activities


         The Company's net cash generated from operating activities in 2001 was RMB 55.279 billion.


         The cash inflow from operating activities primarily consists of:


         o Cash inflow of RMB 47.097 billion representing the Company's profit from ordinary activities before taxation of RMB 24.667 billion and depreciation, depletion and amortisation of RMB 22.43 billion;


         o Cash inflow of RMB 4.319 billion representing the decrease in inventory as a result of enhanced inventory administration;


         o Cash inflow of RMB 1.99 billion representing the decrease in accounts receivables as a result of the Company's strengthened debt collection and centralized settlement on trade accounts receivable;


         o Cash inflow of RMB 0.718 billion representing the decrease in prepaid expenses and other current assets;


                  o Cash inflow of RMB 14.819 billion representing the increase in bills payable.


         Cash outflow from operating activities primarily consist of:


                  o Cash outflow of RMB 2.761 billion representing the decrease in trade accounts payable;


                  o Cash outflow of RMB 4.972 billion representing the decrease in accrued expenses and other payables; and


                  o Cash outflow of RMB 6.326 billion representing income tax paid.


         1.3.2.2.2        Cash flow from investment activities


         Net cash used in investment activities in 2001 was RMB 38.483 billion, consisting primarily of:


                  o Cash inflow of RMB 20.029 billion representing the maturity of time deposits less the increase in time deposits; and


                  o Cash outflow of RMB 59.31 billion representing capital expenditure and purchase of investments.


         1.3.2.2.3        Cash flow from financing activities


         Net cash used in financing activities in 2001 was RMB 15.387 billion, consisting primarily of:


                  o Cash inflow of RMB 11.648 billion representing the proceeds from the public offering of A Shares in 2001;


                  o Cash outflow of RMB 13.482 billion representing repayments of bank and other loans net of the proceeds from bank and other loans;


                  o Cash outflow of RMB 6.712 billion representing the dividends paid; and


                  o Cash outflow of RMB 6.446 billion representing cash and cash equivalents distributed to Sinopec Group Company as consideration for acquisition of Sinopec National Star.


         1.3.2.3  Contingent Liabilities


         As at 31 December 2001, the Company provided guarantees of approximately RMB 0.9 billion in respect of banking facilities granted to associates, joint ventures and third parties. The table below sets forth the major guarantees given by the Company.


                 Borrower                                                                  Amount of Guarantee

                                                                                                (RMB millions)

                 Fujian Petroleum and Chemical Co.                                                         240

                 Jindi Petrochemical Co.                                                                   235

                 Zhejiang Petroleum Storage & Transportation Co.                                           110

         In February 2002, Sinopec Corp. made guarantees of RMB 6,999 million given to banks in respect of banking facilities granted to a jointly controlled entity.


         Pursuant to the relevant agreements with Sinopec Group Company, the Company leased land, building and gas stations (on operating leases) and other equipment from Sinopec Group Company, the longest term under these leases is 50 years and the shortest term under these leases is 20 years. Rental obligations under these leases after 2002 were approximately RMB 98.6 billion.


         As at 31 December 2001, the Company had a capital commitment of RMB 39.84 billion.


         1.3.3    Capital expenditure


         The Company's capital expenditures in 2001 were RMB 58.829 billion. As a result of the Company's capital expenditure programmes, the Company expanded its resources, strengthened its market position, enhanced its market competitiveness, and laid down a more solid foundation for its future development. In particular, capital expenditures for the exploration segment were RMB 20.276 billion, including capital expenditures of RMB 2.7 billion by Sinopec National Star, and as a result of the capital expenditures, the Company increased crude oil production and significantly increased the production of natural gas. In some of the oil fields with better prospects, a number of high-yield oil and gas wells and areas with sizeable reserves have been discovered. Despite the decline of crude oil prices in 2001 over 2000, the Company managed to increase its proved reserves and has achieved a positive balance between reserves and production in five consecutive years. Capital expenditures for the refining segment were RMB 8.992 billion. Fourteen facilities commenced operation during 2001, thereby increased the hydrogenation refining capacity and the processing capacity for sour crude oil. In addition, the acquisition of Huang Dao depots is beneficial to the optimization of the deployment of crude oil resources and the reduction of CIF-factory cost of crude oil. Capital expenditures for the chemicals segment were RMB 11.947 billion. Eighteen facilities commenced operation during 2001, adding production capacities of 210,000 tonnes of ethylene, 200,000 tonnes of synthetic resins, 60,000 tonnes of synthetic fiber feedstocks and polymers, 155,000 tonnes of synthetic fibers. Capital expenditures for the marketing and distribution segment were RMB 17.256 billion, including RMB 2.96 billion in respect of the acquisitions of petrol stations that were contracted in 2000 but were delivered and booked as fixed assets in 2001. Other capital expenditures for the marketing and distribution segment were mainly used for the acquisition or building of 4,090 petrol stations, and renovation of 920 petrol stations, acquisition, constructing and renovation of refined products distribution terminals, that increased storage capacity of 494,000 cubic meters; as a result the Company's leading position in its principal markets was further strengthened, and its brand name recognition and customer loyalty was further enhanced.


         1.3.4 Research and development and development and environmental expenses


         Research and development expenses are expensed in the period in which they are incurred. The Company's R&D expenses in 2001 were RMB1.3 billion, down RMB0.4 billion compared with RMB1.7 billion in 2000.


         Environmental expenditures primarily consist of the normal routine pollutant discharge fees paid by the Company. In 2001, the Company paid normal routine pollutant discharge fees of approximately RMB 221 million, down RMB 84 million compared with RMB 305 million in 2000.


         2.       Business prospects


         2.1 Market analysis


         The Company expects the macroeconomic conditions in 2002 to exhibit the following features:


            o Looking closely at the international market, there will still be a number of uncertainties: firstly, the prices of crude oil will likely be low, and it is estimated that the crude oil price for Brent will remain at approximately US$ 20 per barrel; secondly, refining margin will likely remain at low levels; thirdly, the chemical products will likely be in the cyclical trough.


            o The steady economic growth of the PRC will drive the growth in demand for oil and chemical products. It is estimated that in 2002, in GDP growth of China will reach 7%, and it is estimated that growth in the consumption of refined oil products in China will reach approximately 4%, whereas growth in consumption of principal chemical products (represented by ethylene) in China will be slightly higher than the growth in GDP. Increases in demand of the domestic market serve to generate business opportunities for the sustainable development of the Company.


            o 2002 is the first year after China's accession to the World Trade Organization. Upon China's joining the World Trade Organization, challenges will come together with opportunities. Pursuant to the agreement for joining the WTO, the tariff for crude oil in 2002 will be reduced from RMB 16 per tonne to zero, and the tariff for gasoline will be reduced from 9% to 5%, whereas the average tariff for principal chemical products will be lowered by 3 percentage points to 4 percentage points. Under the current pricing mechanism for chemical products, reductions or allowances in the above-mentioned tariffs may lead to a decreasing trend of prices for domestic oil and chemical products, which represents a favourable factor for the Company to reduce costs of crude oil. However, it will also at the same time have an unfavourable effect to the sales revenues of the Company. The permitted volume of refined oil products (including fuel oil) to be imported in 2002 will be 22 million tonnes (of which non-State operation trading will be 4.6 million tonnes), whereas the quota for urea will reach
                  1.3 million tonnes. These factors will have an adverse impact on the refinery and fertiliser production of the Company. While the Company is confronted with these challenges, the Company will also be presented with opportunities: firstly, the opening up will lead to a further reform in China and standardization of the market order. The State is in the active process of drawing up the necessary policies, with laws and regulations to be implemented in accordance with its undertakings for joining the WTO and continued efforts will be made in cracking down on smuggling and in customs control as well as standardizing the import of fuels and chemical products. As for the Company, internal reforms will be stepped up in order to improve its competitiveness; secondly, in respect of the market, lower import tariffs for vehicles following China's accession to the WTO will help to boost the consumption of vehicles, and developments in export-related industries such as textiles will give additional impetus to the market demand for refined oil products, particular the retail segment and chemical fibres products; thirdly, opening up of the market favours the Company's move to make greater use of foreign capital and to introduce advanced technology and professional management experience, and thereby increase the Company's competitive strength.


         2.2      Production operations


         Faced with both opportunities and challenges in 2002, the Company will adopt a flexible operating straregy and emphasize the following areas and will flexibly arrange its production and operations and shall:


         2.2.1    Expand resources


         Firstly, efforts will be made in the exploration and development of oil and gas. By means of adjusting the works in tapping reserve potential, tackling problems in a comprehensive way, expanding oil zone, speeding up exploration in shallow water areas and deep layers of the eastern region, especially through the use of advanced technology, both the reserves to recovery ratio and recovery rate can be increased, thereby increasing the reserves of old oilfields and steadying as well as increasing their production. At the same time, the Company will step up its efforts in the exploration of new areas, and will focus on resource replacement areas such as Tarim, Junggar, Ordos, Chuanxi and East China Sea in order to discover more resources. The Company intends to produce 38 million tonnes of crude oil and 5 billion cubic metres of natural gas in 2002. Secondly, it will import crude oil from multiple sources. It will continue to import crude oil from places such as the Middle East, Africa, Southeast Asia, Northern Europe and Russia. It will also sign long-term contracts with companies in major oil-producing countries, so as to make it possible to import oil from multiple sources, thereby diversifying the risk. Thirdly, it will optimize the allocation of resources:
         The Company's production will be effected strictly in accordance with the market demand so that crude oil resources will be allocated in priority to the refining and chemical production units which operate at low costs and high efficiency, and the product quality of which is superior. The processing capacity for sour crude oil will be suitably increased so as to optimize the internal system of mutual supply of materials and fuel energy. The flow of crude oil will be optimized so as to minimize the transport cost.


         2.2.2    Expand market


         Firstly, the Company will expand the market for its refined oil products, and will focus on speeding up the revamping and upgrading of petrol stations, improvement in services, flexible promotion of sales, commencing of value-added operations, raising the pumping volume per station, increasing the total retail volume, thereby increasing its profitability. It will also speed up and improve the distribution system and put more emphasis on distribution operations, explore potential market and at the same time continue to increase its wholesale volume, thereby consolidating its leading position in its principal markets. The Company has set a production target of 70.30 million tonnes of refined oil products in 2002, of which the retail volume will be 36 million tonnes and distribution volume will be 14 million tonnes. By means of expanding the total operating volume, maintaining and increasing the volume of throughput, in 2002, the set target for crude oil to be processed will be 104 million tonnes. Secondly, the Company will expand the market for chemical products. It is estimated that in 2002, demand for the three major synthetic materials will continue to increase signifcantly in China. By producing the right products and products which have high added value, it will expand its market. In addition, further improvements will be made on the means of sales and marketing of chemicals. Direct sales will be expanded further. Development of e-commerce will go ahead. To make the most of the strength of group operation; emphasis will be made in the reforms of the sales system. In 2002, production of chemicals will be in full swing as before in order to expand the scale, in the course of which it is intended that 2.58 million tonnes of ethylene will be produced, and the throughput of the three major synthetic materials will also be increased. Thirdly, the international market will be explored. It is a pressing need, upon China's accession to the WTO when imports of refined oil products and urea may recover and imports of chemical products may increase, for the Company to maintain the full-load utilization of refinery and chemical facilities. It is necessary to speed up mechanism transformation and improve product quality on one hand, and on the other hand the Company has to adapt itself to operate on the international standard operation and endeavour to increase its exports of refined oil products and chemical products. Other than Southeast Asia, refined oil products will also be exported to the Middle East, Africa, Europe and the United States. Fourthly, the Company will expand the market for natural gas. The Company shall improve the matching of production with sales and focus on the regions in the Yangtse River delta and Shangdong. The Company shall implement projects such as "West gas to East" pipeline and "Ocean gas to land" for users of natural gas, and the Company shall work hard to increase (or to import) LPG and LNG, and with major cities as the Company's focus, the Company shall expand gas stations and the clean fuel market for household use.

         2.2.3    Reducing cost


         The Company would adopt all measures to reduce costs substantially. Firstly, it will place more emphasis on "achieving the set target". By reference to the best historical level in the PRC and the advanced international level, the gaps can be identified and actions can be taken, thereby lifting the overall level of technical and economic indicators. Secondly, it will make serious efforts in reducing various administrative expenses and streamlining non-production costs. Thirdly, it will further explore the advantages of the Group and centralize capital management, cutting down the number of bank accounts and unify the clearing and settling of accounts, and by clearing up accounts receivables so as to speed up the turnover of funds and minimize the tying up of capital, financial cost can be reduced. Fourthly, the Company will make every effort to reduce the purchasing cost of crude oil and other raw materials. In 2002, the Company intends to reduce costs by RMB 2.50 billion. In addition, on the basis of reduction in cost of RMB 0.65 billion following the reduction of the number of 68,000 employees in 2001, the labour cost will be further reduced to approximately RMB 0.92 billion in 2002.


         2.2.4    Disciplining investments


         The Company will continue to adhere to its decision-making process for its investments, which is a centralized decision-making process. It will spend according to its means, control the total, adjust its structure and optimize its investments. Through these measures, it looks forwards to increase the returns on investment. The Company intends that capital expenditure for the year will be approximately RMB 34.5 billion, representing a decrease of approximately RMB 24.3 billion over 2001. Of the expenditure, RMB
         16.475 billion will be allocated to exploration and production segment, RMB 4.894 billion will be allocated to the refinering segment, RMB 8.262 billion will be allocated to the chemicals segment, RMB 4.533 billion will be allocated to the marketing segment, and RMB 0.337 billion will be allocated for other purposes. Capital expenditure for 2002 compared with capital expenditure for 2001 is characterized by the followings: Firstly, investments will be streamlined in order to maintain a sound financial position. Secondly, the investment structure has been adjusted so that investment in exploration will be increased to 48% as opposed to 34% in 2001 in order to increase replacement resources. Thirdly, it will put more emphasis on tapping the potential of mature oilfields and the existing refinery and chemicals segments and enhancing their efficiency, and the percentage of technical innovations will be increased further. Fourthly, the Company will focus on the world-class Sino-foreign joint ventures for ethylene production, and the construction of long-distance pipelines for crude oil and refined oil products will commence.


            o Exploration and production: Firstly, the Company will work on the technological upgrading of mature oilfields and more efforts will be placed to minimize their increasing tendency of declining production throughput of mature oilfields so as to keep production flat. Secondly, it will strengthen the edge extending exploration of mature oilfields and building up of production capacity. Thirdly, it will expand the exploration in the western region and south. The Company has registered for an acreage of 220,000 sq. km in the western region to be explored. This represents the most important area for replacement resources in future, and Tarim, Junggar and Hexi corridor are the targeted areas; Fourthly, it will speed up the exploration of natural gas in accordance with its strategic moves for the "west to east" project and priority to be given to the East China Sea, whereby five supply bases of natural gas, namely East China Sea Xihu Trough (a joint venture with CNOOC Company Limited), Zhongyuan, Southern Chuanxi and Chuannan, Tarim, north of Ordos have been formed.


            o Refining: Firstly, the Company will emphasise the upgrading of the quality of gasoline and diesel produced by entities in Jinan, Shijiazhuang, Anqing, Changling and Wuhan, the 2 million tonnes refining and processing facility for Tamen dense oil in Jingmen, and on the raising of export volume produced by several refinery entities in the coastal region. Secondly, it will speed up the progress in the construction of storage and transport facilities for the Ningbo to Shanghai to Nanjing pipeline, and speed up the improvement of the eastern pipeline network, optimize the allocation of resources, so as to reduce the transport cost of oil. Thirdly, it will work on the coordination of refinery and chemicals in Hangzhouwan and Shanghai, and the focus will be on raising the export volume of refined oil products, supply of raw materials for the production of ethylene and planning the upgrading of the refinery in Hangzhou.


            o For the chemicals segments: Firstly, the Company will continue to pay close attention to the second round upgrading works of ethylene production at the Shanghai and Yangzi projects, and it will pay special attention to the construction of ethylene projects which are joint ventures with BASF of Germany and with bp respectively. It will also proceed with the second round upgrading works for the ethylene facilities in Guangzhou and Qilu. Secondly, it will continue with the construction of facilities for raw materials of synthetic fibers, where it will stress the Zhenhai PX works and Yizheng PTA works. Thirdly, it will stress the upgrading works of the chemical fertiliser and coal substitute for oil project facilities, with the focus on the upgrading of Dongdan chemical fertiliser plant and the Zhenhai chemical fertilizer plant.


            o For marketing and Distribution: Firstly, it will speed up the construction of regional pipelines for refined oil products, with the focus on the commencement of construction of the refined oil products pipelines in the southwestern region. Secondly, it will speed up the upgrading of petrol stations, improving their service capability, increasing their pumping volume per station and acquiring or constructing (as appropriate) 1,000 new stations for gas and oil in accordance with the urban transportation strategy. Thirdly, it will pay close attention to remedying the latent safety issues of oil depots, and will adjust the locations of oils depots according to the rational distribution directions of refined oil products. Small oil depots will be shut down and the capability of transit oil depots will be enhanced, so as to improve the distribution system.


         2.2.5 Continued efforts in strengthening the Company's foreign cooperation


                  The Company will pay close attention to the joint ventures with BASF and bp, which are ethylene projects located in Nanjing and Shanghai respectively, and will pursue the construction of a coal gas utilisation facility in Dongting, Hunan with Shell, a joint venture project. It will also pay close attention to the joint venture projects on petrol stations with Shell, bp and Exxon Mobile, and will speed up the joint venture with CNOOC on the exploration of the oil and gas resources in the East China Sea with foreign capital to be introduced. It will actively pursue a joint venture with Exxon Mobile Saudi Aramco to proceed with the preparation for the integrated petrochemical project in Fujian province.


         2.2.6    The establishment of IT systems


                  The Company will continue to promote the combination of industrialisation and information utilisation. Serious efforts will be made on the implementation, final report and promotion of the ERP plan, and push ahead with the IT networks for the sales of refined oil products and financial management, the business networks for electronic trading, and will put on a pilot promotion at selected sites for the use of IC pumping cards. It will implement a control system for the optimisation of production processes, and a computer system for the optimisation of crude oil resources to assist in decision-making.


                  The year to come will present the Company with both opportunities and challenges, The Company will endeavor to further improve its competitiveness amid the tough market conditions through the dedicated efforts of its staff.

6.       Report of the Board of directors

         1.       Shareholders' General Meeting


         During the reporting period, Sinopec Corp. strictly complied with the relevant laws and regulations, and with the notice requirements pursuant to the Memorandum and Articles of Association in convening shareholders' general meetings. Following the domestic listing, lawyers from Haiwen & Partners attended the First and Second Extraordinary General Meetings of Sinopec Corp., and presented their legal opinions stating that the convening procedures, voting procedures and qualifications for attending the two extraordinary general meetings were in compliance with the requirements of the relevant laws and regulations and the Memorandum and Articles of Association. During the period, one Annual General Meeting and two Extraordinary General Meetings were held, details of which are as follows:


                  (1) On 5th June 2001, Sinopec Corp. held the Annual General Meeting for the year 2000 at Hotel of China in Beijing, at which the following resolutions were considered and passed:


                           a.       Working report of the Board of
                                    Directors of Sinopec Corp. for the year
                                    2000.


                           b.       Working report of the Supervisory
                                    Committee of Sinopec Corp. for the year
                                    2000.


                           c.       Audited financial statements and
                                    consolidated financial statements of
                                    Sinopec Corp. for the year 2000.


                           d.       Profit distribution plan of Sinopec
                                    Corp. for the year 2000.


                           e. Approval of the reappointment of KPMG Peat Marwick Huazhen and KPMG respectively as the domestic and overseas auditors of Sinopec Corp. for the year 2001, and the resolution authorizing the Board of Directors to determine their remunerations.


                           f.       Report on the application of the
                                    proceeds of the issue of H shares of
                                    Sinopec Corp.


                           g.       Approval of the proposal on the
                                    amendments to Article 94 of the
                                    Articles of Association.


                           h. Resolution for the issue of A shares of Sinopec Corp.


                           i. Special resolution regarding investment of the proceeds from the issue of A shares.


                           j. Special resolution regarding amendments to Articles 20, 21 and 24 of the Articles of Association.


                           k. Special resolution regarding sharing by new and original shareholders of the profits brought forward, and the relevant authorization to the Board of Directors.


                                    Details of the Annual General Meeting
                                    of Sinopec Corp. for the year 2000 were
                                    set out in the announcement published
                                    in the China Securities News, Shanghai
                                    Securities News, Securities Times, Hong
                                    Kong Economic Times and South China
                                    Morning Post (in English) on 22nd June
                                    2001.


                  (2) The first Extraordinary General Meeting of Sinopec Corp. for the year 2001 was held at the headquarters of Sinopec Corp. on 24th August 2001, at which the following resolutions were considered and passed:


                           Approval for the acquisition of the interests in Sinopec National Star, including the acquisition agreement, the connected transaction adjustment agreement, the on-going connected transactions and the granting absolute discretion to the Board of Directors for implementing all the relevant procedures as and when they are deemed appropriate.


                           Details of the first Extraordinary General
                           Meeting of Sinopec Corp. for the year 2001 were set out in the announcement published in the China Securities News, Shanghai Securities News, Securities Times, Hong Kong Economic Times and South China Morning Post (in English) on 27th August 2001.


                  (3) The second Extraordinary General Meeting of Sinopec Corp. for the year 2001 was held at the headquarters of Sinopec Corp. on 24th August 2001, at which the following resolutions were considered and passed:


                           a.       Election of Mr. Wang Yi as Director of
                                    Sinopec Corp.


                           b.       Election of Mr. Zhang Enzhao as
                                    Director of Sinopec Corp.


                                    Details of the second Extraordinary
                                    General Meeting of Sinopec Corp. for
                                    the year 2001 were set out in the
                                    announcement published in the China
                                    Securities News, Shanghai Securities
                                    News, Securities Times, Hong Kong
                                    Economic Times and South China Morning
                                    Post (in English) on 27th August 2001.


         2.       The Board of Directors


                  All the members of the Board of Directors of Sinopec Corp. have carried out their duties in accordance with the relevant laws, regulations and the Memorandum and Articles of Association of Sinopec Corp. and have faithfully implemented the resolutions passed at the shareholders' general meetings and proceeded with such matters proactively.


                  During the period, twelve Board meetings were held. The Strategic Development Committee, the Salary
                  Administration Committee and the Audit Committee under the Board of Directors held three meetings, one meeting and two meetings respectively.


         3.       Corporate Governance


                  Since its overseas listing in October 2000, Sinopec Corp. has strictly complied with the relevant laws and regulations of the securities regulatory authorities of Hong Kong, the United States and the United Kingdom, and has been continuously improving its corporate governance. Since its domestic listing in August 2001, Sinopec Corp. has placed more emphasis on corporate governance and has been strictly complying with domestic regulatory rules, limiting connected transactions in order in Rasped of avoid industrial competitions, paying due attention to information disclosure and in respect of communication with investors. In doing so, it has further enhanced the level of corporate governance.


                  (1) In respect of shareholders and shareholders' general meetings: Sinopec Corp. strictly adheres to the convening and voting procedures under the Memorandum and Articles of Association in respect of convening and holding shareholders' general meetings. Following its domestic listing, lawyers have been invited to attend every shareholders' general meeting and to present legal opinions. Sinopec Corp. strictly adheres to the provisions regarding connected transaction when entering into connected transactions, and enhanced protection of shareholders' interests through independent directors, the Audit Committee and internal control of the Supervisory Committee. During the report period, Sinopec Group Company, the controlling shareholder of Sinopec Corp., being a connected shareholder, abstained from voting as required in the voting on the connected transaction in respect of the acquisition of Sinopec National Star. The diversified shareholdings structure of Sinopec Corp. is favorable to refinement of corporate governance. Certain domestic and overseas institutional investors and strategic investors participated in all the shareholders' general meetings this year, and actively expressed their opinions thereat. The controlling shareholder of Sinopec Corp. exercised its rights as capital contributor strictly in accordance with the law. Sinopec Corp. and its controlling shareholder implemented independence between their staff, assets and finance, as well as organisation and operations, whereby they are audited independently and they undertake their own liabilities and risks.


                  (2)      In respect of Directors and the Board of
                           Directors: During the reporting period, Messers. Wang Yi and Zhang Enzhao were elected as new directors of Sinopec Corp. The number of board members increased to 12 and the number of external Directors increased to 6, comprising 3 independent Directors. The professional composition and the general standard of board of directors was improved. During the report period, all independent Directors participated in the twelve Board meetings convened by Sinopec Corp. Independent Directors have fulfilled their duties in accordance with the requirements of the relevant laws and regulations, participated in the decision making of Sinopec Corp. diligently and responsibly, and they expressed independent opinions on the major issues of Sinopec Corp. and safeguarded the interests of Sinopec Corp. and all its shareholders; three Professional Committees, namely the Strategic Development Committee, the Salary Administration Committee and the Audit Committee have been set up under the Board of Directors of Sinopec Corp., and have been operational; Directors of Sinopec Corp. have been faithfully fulfilled their duties in accordance with the provisions in the Memorandum and Articles of Association and Appendix 14 of the Code of Best Practice for Board of Directors.


                  (3)      In respect of Supervisors and the Supervisory
                           Committee: of the eight members of the
                           Supervisory Committee of Sinopec Corp., two are qualified financial expertise. The Supervisory Committee of Sinopec Corp. have fulfilled their duties in their best efforts in accordance with the Rules of Procedure of the Supervisory Committee, and have supervised the Directors, managers and other senior management in compliance with the laws and regulations and have accordingly fulfilled their duties.


                  (4) In respect of its system for appraisal, incentive and check and balance: Sinopec Corp. has established a system for appraisal, incentive and check and balance in respect of its senior management, which is fair and transparent. Efforts have been made to improve the system from time to time. It has also drawn up and implemented incentive policies such as the Performance Evaluation and Remunerations Incentive Scheme for the Senior Management Compensation System of Sinopec Corp., the Share Appreciation Rights Scheme of Sinopec Corp., and the Conditions for the Implementation of the Initial Granting of Share Appreciation Rights Scheme of Sinopec Corp.


                  (5) In respect of interested parties: Sinopec Corp. has paid full respect to and safeguard the lawful interests of other interested parties such as consumers, creditors and staff. It also emphasises on environmental protection and public welfare, and aims at advancing the continuous and healthy development of the Company in its joint efforts with the interested parties.


                  (6) In respect of information disclosure and enhancement of transparency: the Secretary to the Board of Sinopec Corp. is responsible for the disclosure of information, the reception of visits by shareholders and handling enquiries. The Secretary to the Board carried out information disclosure truly, accurately, completely and timely in strict compliance with the laws and regulations and the Memorandum and Articles of Association. Sinopec Corp. has set up investor liaison offices in Hong Kong and in New York, USA, it has drawn up and implemented a series of investor service plans aiming at improving corporate transparency. At the same time, care has also been taken in searching and analysing reports prepared by securities analysts on the Company and the opinions of investors to the Company, thereby giving feed-backs to the management of Sinopec Corp. in respect of investors' opinions regularly every month. They were selectively adopted in the Company's operation. During the report period, Sinopec Corp. held large-scaled presentations and press conferences in respect of its interim results for the years 2000 and 2001, as well as individual meetings with both domestic and overseas fund managers. In June 2001, Sinopec Corp. was accredited with the PRC Company having the Best Investor Relationship award by Asian Finance, and the 2000 Annual Report of Sinopec Corp. was accredited as the Best Annual Report in Asia by CFO Asia.


                  In 2003, as the term of office of the first Board of Sinopec Corp. will come to an end, it will prepare for the change of members of the Board and nomination of directors. At present, Sinopec Corp. will make further improvements in respect of the requirements by the Memorandum Articles of Association, Rules of the Shareholders General Meeting, Rules of Procedure of the Board of Directors, Rules of Procedure of the Supervisory Committee, Manual for the President and Management of Information Disclosure by taking into account of the Governance Standards for Listed Companies, Guiding Notes on Articles of Association of Listed Companies, Guiding Opinions in respect of Promoting Independent Directors' System by Listed Companies, and Requisite Terms of Overseas Listed Companies issued by CSRC, Consultation Paper on Proposed Amendments to the Listing Rules Relating to Corporate Governance Issues issued by the Hong Kong Exchange and Clearing Limited, which will be presented to an extraordinary shareholders' meeting to be considered and approved upon the change of First Board in 2003, in order to formulate and implement the policies at the same time and thereby seeking to further enhance its corporate governance.


         4.       Major Suppliers and Customers


                  The total purchase of the five largest suppliers represented 36.5% of the total purchase of the Company. Sales to the five largest customers of the Company represented 17% of the total annual sales of the Company.


                  During the report period, none of the Directors, Supervisors of Sinopec Corp. and their associates or any shareholders holding over 5% in Sinopec Corp. have any interest in any of the above major suppliers and customers.


         5.       Donations


                  During the report period, donations made for charitable purposes amounted to approximately RMB62 million.


         6.       Preemptive Rights


                  Pursuant to the Memorandum and Articles of Association of Sinopec Corp. and the laws of the PRC, Sinopec Corp. is not subject to any pre-emptive rights requiring it to offer new issue to its existing shareholders in proportion to their shareholdings.


         7.       Purchase, Sale and Redemption of Shares


                  During the report period, the Company has not purchased, sold or redeemed any securities of Sinopec Corp.

7.       Report of the supervisory committee

To all shareholders:


During the report period, all members of the Supervisory Committee have faithfully fulfilled their supervising duties to safeguard the interests of Sinopec Corp. and its shareholders in accordance with the Company Law of the People's Republic of China and the Memorandum and Articles of Association of Sinopec Corp.


During the report period, the Supervisory Committee convened five meetings. At the fifth meeting of the finding of the First Supervisory Committee held on 2nd March 2001, members of the Committee were reported on the findings of the site investigations and inspections conducted by some of the members at Sinopec Corp.'s Shanghai Gaojiao Branch and Jiangsu Oilfield Branch. At the sixth meeting held on 12th April 2001, the Committee considered a report by Sinopec Corp.'s Finance Department on the 2000 final financial results and the auditors' report prepared by KPMG. After consideration, the Committee approved the 2000 Report of the Supervisory Committee of Sinopec Corp. The Committee was also reported on findings of the site investigations and inspections conducted by some of the members at Sinopec Corp.'s Jiangxi Petroleum Branch. At the seventh meeting held on 11th June 2001, the Committee was reported on inspection carried out by some of its members on the internal supervisions system of several major companies in Germany and the United States. At the eighth meeting held on 23rd and 24th August 2001, the Committee considered The Report on the Operating Results and Financial Position of Sinopec Corp. for the first half of 2001 and the interim review report prepared by KPMG in respect of Sinopec Corp.'s interim financial statements, and reviewed and verified the 2001 Interim Financial Statement of Sinopec Corp. and the 2001 Interim Report of Sinopec Corp. A resolution approving the same was passed. The Committee was also briefed on the findings of site investigations and inspections conducted by some of its members at Sinopec Corp.'s Jinan Branch and Shandong Petroleum Branch. At the ninth meeting held on 14th December 2001, the Committee reviewed and agreed the "Standardized operation questionnaire of Sinopec Corp." passed by the Board of Supervisory Committee, and a resolution approving the same was passed. The Committee was also briefed on the findings of site investigations and inspections conducted by some of its members at Sinopec Corp.'s Anhui Petroleum Branch and Anqing Branch.


In the opinion of the Supervisory Committee, Sinopec Corp.'s operations in 2001 were in strict compliance with the operation principles of standardization, precision and integrity. First, Sinopec Corp. made amendments to its Internal Accounting System based on the Enterprise Accounting Principles and Enterprise Accounting System laid down by the Ministry of Finance of the PRC, together taking into account the internal management system and internal management requirements of Sinopec Corp. and the IAS. Secondly, the Company established a co-ordination channel between the senior and the junior levels in respect of its operation and production, which centralised the decision-making process of the Company in accordance with the Company Law of the People's Republic of China, the relevant laws and regulations of the State together with the requirements of both domestic and overseas securities regulatory authorities and the provisions of the Memorandum and Articles of Association of Sinopec Corp.; in respect of fixed assets investments, it adheres firmly to the principle of Centralised decision-making and based on any income that is available to the Company. Thirdly, the Directors, President and senior management of Sinopec Corp. adhere to the principles of hard working and integrity, and faithfully carry out business operations aiming at maximising the interests of the Company. The Committee was not aware of any violation of laws, regulations and the Memorandum and Articles of Association of Sinopec Corp., or anything that was harmful to the interests of Sinopec Corp. or any infringement of the shareholders' interests caused by the above personnel during the discharge of their duties in the report period.


The Supervisory Committee has thoroughly reviewed the relevant information including the unqualified financial reports for 2001 issued by domestic and international auditors, which are to be submitted to the Annual General Meeting by the Board of Directors. The Supervisory Committee is of view that the financial statements for 2001 has been prepared in compliance with the PRC Accounting Rules and Regulations and the IAS, and the accounting policy has been consistent. In this year, Sinopec Corp. achieved a sales revenue and other operating revenue of RMB318.471 billion, the cash operation cost and expenditure on its four segments, namely, oil-fields, refineries, chemicals and marketing and distribution have reached their respect annual targets, and under PRC Accounting Rules and Regulations and International Accounting Standards, the Company achieved a net profit of RMB14.018 billion and RMB16.025 billion, respectively. The figures in the statements truly and fairly reflect the financial position and operating results of Sinopec Corp.


In the first half of 2001, Sinopec Corp. issued 2.8 billion A shares, raising a total of RMB 11.816 billion in proceeds, and applied RMB 6.446 billion in cash for the acquisition of Sinopec National Star, which is in line with the undertakings stated in the prospectus and the consideration paid was in accordance with the property valuation by the independent valuer. The Supervisor Committee is of the opinion that the acquisition price is fair and reasonable, and neither the minority shareholders were prejudiced nor it caused a reduction of the assets Sinopec Corp. In addition, through the acquisition of Sinopec National Star, it has further strengthened the capability of Sinopec Corp. in the area of gas and oil exploration and its overall risk resistance.


The Supervisory Committee conducted studies and investigations on the connected transactions made by some of the subsidiaries of Sinopec Corp. It considers that the connected transactions are in compliance with the principles of "Standardization, Fairness and Transparency" and has not prejudiced the interests of Sinopec Corp.


Pursuant to the PRC Accounting Rules and Regulations, the net profit achieved for the period was 22.2% lower than the forecast figures. In this regard, the Supervisory Committee agrees with the explanations presented by the Board of Directors of Sinopec Corp. The Supervisory Committee is of the opinion that in 2001, Sinopec Corp. operated in severe market conditions. However, through the concerted efforts of the whole company to adopt proactive countermeasures, costs of Sinopec Corp. have been reduced and markets have been expanded, and by more thorough reforms and strengthened management, it was able to obtain satisfactory operating results.

8.       DISCLOSURE OF SIGNIFICANT EVENTS

1.       Issue and listing of A shares


         Sinopec Corp. obtained the approval of the China Securities Regulatory Commission (Zheng Jian Fa Xing Zi [2001] No. 38) in relation to the issue of A shares on 20th June, 2001. On 16th July, 2001, Sinopec Corp. successfully completed the issue of A shares. 2.8 billion A shares were issued by Sinopec Corp., and the issue price was RMB4.22 per A share. The A shares of Sinopec Corp. were listed on the Shanghai Stock Exchange on 8th August, 2001, and the stock code is 600028. The issue of A shares provided a new channel for fund raising to Sinopec Corp. The proceeds of the issue of A shares were used to fund the acquisition of Sinopec National Star and the construction of "Ningbo-Shanghai-Nanjing Crude Oil Import Pipeline" project. As at 31st December, 2001, 2.8 billion A shares were issued by Sinopec Corp. by way of placing to general legal person investors, including securities investment funds, and strategic investors, and offered to general investors by way of book-building within the system network. Apart from 0.57 billion A shares placed to strategic investors that were subject to a lock-up period of eight months, the remaining 2.23 billion A shares are now held by the public. The major announcements relating to the issue and listing of A shares were published on 22nd June, 2001, 2nd July, 2001, 12th July, 2001, 31st July, 2001,
         5th November, 2001, and 5th December, 2001 in the China Securities News, Shanghai Securities News and Securities Times. Highlights of the relevant announcements were also published in the Hong Kong Economic Times and South China Morning Post in Hong Kong.


2.       Acquisition of Sinopec National Star


         The 2001 extraordinary general meeting of Sinopec Corp. was held on 24th August, 2001, at which the independent shareholders approved the acquisition of the entire interests in Sinopec National Star which was wholly-owned by Sinopec Group Company following its reorganization, including the agreement for the acquisition of Sinopec National Star. The consideration for the acquisition of Sinopec National Star was RMB 9.13 billion or US$1.1 billion, which is equivalent to Sinopec National Star's proved oil and natural gas reserves of approximately 622 mmBOE at approximately US$1.77 per BOE. Taking into consideration of Sinopec National Star's net indebtedness of approximately RMB
         2.6839 billion (or approximately US$324 million) as of 31st December, 2000, the actual consideration paid was RMB 6.4461 billion (or approximately US$779 million). Detailed information on the acquisition of Sinopec National Star was described in the circular issued by Sinopec Corp. to the holders of H shares in relation to the connected transaction and on-going connected transaction dated 30th June, 2001, and annex three to the Notice of the 2001 Extraordinary General Meeting of Sinopec Corp. as published in the China Securities, Shanghai Securities News and Securities Times on 10th July, 2001.


         The "Business Review and prospects" section of the 2001 annual report contains the operating results of Sinopec National Star in 2001.


3.       Material guarantee contracts and their performance


         (1) In the 14th Meeting of the First Board of Sinopec Corp. held on 3rd December, 2001, the grant of guarantees by British Petroleum East-China Chemical Investment Company Limited in respect of projects of Shanghai Seco Petrochemical Company Limited ("Shanghai Seco"), a joint venture of bp East-China Chemical Investment Company Limited, Sinopec Shanghai Petrochemical and Sinopec Corp. was approved as a condition and Sinopec Corp., as guarantor, entered into the Guarantee Agreement in respect of the Shanghai Seco projects in both domestic and foreign currencies, equivalent to RMB 6.999 billion for a Loan Agreement of RMB 8.123 billion and the Guarantee Agreement for Loan Agreement of US$708 million with BOC International Capital Company Limited, as the global arranger, and the Construction Bank of China, Shanghai Branch, as the local coordinator. Sinopec Corp., British Petroleum East-China Chemical Investment Company Limited, as the subordinated debtor, and Shanghai Seco, as the borrower, BOC International Capital Company Limited, as the global arranger, and Bank of China, Shanghai Branch, together with the Construction Bank of China, Shanghai Branch, and Bank of Communications, Shanghai Branch as the senior arrangers entered into the Subordinate Deed.


         (2) In the 14th Meeting of the First Board of Sinopec Corp. held on 3rd December, 2001, the grant of completion guarantees in respect of the project loan for completion of construction to Yangzi Petrochemical BASF Company Limited ("Yang Ba"), subject to a guarantee to be provided by BASF, amounting to RMB 3.6561 billion and the granting of guarantees for Sinopec Yanyzi Petrochemical Company in respect of it providing completion guarantees for Yang Ba, amounting to RMB 1.2187 billion was approved. As at 31 December 2001, the relevant agreement in respect of the completion guarantees has not been executed.


4. Implementation of the commitments of Sinopec Corp. and its shareholders holding 5% or more of the total share capital, namely Sinopec Group Company, China Development Bank and China Xinda Assets Management Corporation


         (1) As at the end of the reporting period, undertakings made by Sinopec Corp. included:


                  (a) effecting the reorganization of its three subsidiaries, namely, Sinopec Shengli Oilfield Company Limited, Sinopec Sales Company Limited and Sinopec International Trade Company Limited, in accordance with the Company Law within the specific period of time;


                  (b) changing the logo at the petrol stations within the specific period of time;


                  (c) setting up separate offices between Sinopec Group Company and Sinopec Corp. within the specific period of time;


                  (d)      complying with the relevant applicable
                           provisions and rules of the Stock Exchange of Hong Kong regarding connected transactions.


         (2) As at the end of the reporting period, major undertakings given by Sinopec Group Company included:


                  (a) complying with the agreements concerning connected transactions;


                  (b) resolving the issues arising from the land use right certificates and building ownership certificates within a specific period of time;


                  (c) transfering from the proceeds received from the disposal of Sinopec National Star an amount equivalent to ten per cent of the total proceeds from the issue of A shares of Sinopec Corp. for the payment of the national social welfare fund;


                  (d) implementing the Reorganisation Agreement (as referred to in the prospectus for the issue of H shares);


                  (e)      granting licenses for intellectual property;


                  (f)      avoiding competition within the industry;


                  (g) resolving the business competition and conflict of interests with Sinopec Corp.


         (3) As at the end of the reporting period, China Development Bank and China Xinda Assets Management Corporation gave major undertakings that they would not dispose or transfer the shares in Sinopec Corp. held by them within a specific period of time.


                  Details of the above undertakings were included in the preliminary prospectus as published in the China Securities, Shanghai Securities News and Securities Times on 22nd June, 2001 by Sinopec Corp.


                  During the reporting period, Sinopec Corp. has not breached and is not aware or any of the principal shareholders having breached the undertakings.


5.       Discussion of the Profit Forecast for 2001


At the time when Sinopec Corp. issued A shares, the profit forecast for 2001 was prepared, according to which the net profit would be RMB 18 billion. The principal basic assumptions underlying the profit forecast are set out below: "Firstly, the prices of major petroleum products are estimated on the basis of the FOB Singapore prices of refined oil products based on the Singapore crude oil price at the level of US$ 25 per barrel. The ex-factory price and the mean retail price of oil products are then estimated in accordance with the principles established by the relevant state authorities. At the same time, the refined oil products market in the PRC is maintained in an orderly and steady manner. Thus, the normal wholesale and retail prices can generally be achieved. The prices of chemical products are estimated in accordance with the average actual prices during the second half of the year 2000. Secondly, the average costs of crude oil applicable to the Company in 2001 will be maintained at US$ 25 per barrel, which is equivalent to RMB 1,511 per tonne. Thirdly, as a measure to improve efficiency and profitability, the Company will reduce its employees by 27,000 in 2001 through retirement, voluntary retirement and reducing employees. Total costs in connection with this plan will be approximately RMB 1,020 million. After factoring in a reduction of salary expenses for the year, the net increase in personnel expenses will be approximately RMB 850 million.


As the economy of the world as a whole suffered from a slowdown as resulted from the slowdown in the US economy, in particular after the September 11, the global economy experienced recession. International crude oil prices had been falling, so were the prices of refined oil products. The price for petroleum even fell below that of the crude oil price for a period of time. The cycle for chemical products was in a trough. Meanwhile, the number of staff cut from the payroll increased compared with that planned at the beginning of the year. The actual number of staff cut from the payroll in 2001 was 68,000. RMB 2,546 million was incurred by the Company in employee reduction for 2001. Despite the efforts devoted by the Company to complete the production plan for the year ahead of its targets, there was still a substantial shortfall between the net profit for 2001, which was RMB 14.018 billion, as prepared in accordance with the PRC Accounting Rules and Regulations, and the profit forecast, which was RMB 18 billion, as prepared in accordance with the PRC Accounting Rules and Regulations. Please refer the details to the section on "Business Review and Prospects" of the 2001 annual report.


6. Plan for profit appropriation, plan for transfer of statutory surplus reserve to capital for 2001 and the profit appropriation policies for 2002


         (1) Plan for profit appropriation and plan for transfer of statutory surplus reserve to capital for 2001


                  The audited net profit of Sinopec Corp. for 2001, which was determined in accordance with the PRC Accounting Rules and Regulations and International Accounting Standards, was RMB 14.018 billion and RMB 16.025 billion, respectively. In accordance with the provisions of the articles of association of Sinopec Corp., the allocation of the profit after tax for the relevant financial year would be conducted on the net profit after tax as determined in accordance with the PRC Accounting Rules and Regulations and under International Accounting Standards, whichever is lesser. Thus, the profit after tax to be allocated would be RMB 14.018 billion. After deducting 10% to be transferred to the statutory surplus reserve and 10% to be transferred to the statutory welfare reserve and not deducting welfare reserve balance, the remaining net profit available for allocation would be RMB 11.214 billion. Together with the unallocated net profit of RMB 5.728 billion brought forward, the net profit available to be distributed among the shareholders would amount to RMB 16.942 billion in total. On the basis of the total number of 86,702,439,000 shares as at the end of 2001, it was proposed in the 15th Meeting of the Board of Sinopec Corp. that a cash dividend of RMB 0.08 per share (including tax) would be declared. The total dividend would amount to RMB6.936 billion, and the remaining unallocated net profit would be RMB 10.006 billion and would be carried forward to 2002. No statutory surplus reserve would be transferred to capital this year. The proposal will be effective subject to the consideration and approval at the 2001 Annual General Meeting.


         (2)      Dividend distribution policy for 2002


                  The Board will determine the dividend distribution policy of the Company for 2002 on the basis of its business operation, cash flow, financial condition, and prospects. In accordance with Sinopec Corp.'s Articles of Association, the Company's profit available for distribution comprises the net profit available for allocation and the unallocated profit brought forward from the previous year. The profit available for allocation for the year will be the net profit as determined in accordance with the PRC Accounting Rules and Regulations and International Accounting Standards, whichever is the lesser, after deducting 10% to be transferred to the statutory surplus reserve, 5% to 10% to be transferred to the statutory welfare reserve and welfare reserve balance.


                  The Board of Directors recommends that, it will distribute dividend twice in cash for 2002 at the interim period and at the year end. The amount of dividend to be distributed for 2002 will not exceed 40% of the profit available for distribution. The plan for the distribution of dividend will be effective subject to the approval at the general meeting of Sinopec Corp. in the form of a plan for the allocation.


7.       Use of proceeds from H Share Issue and A Share Issue


The proceeds from the issue of H shares of Sinopec Corp. on 18th October, 2000 amounted to RMB25.802 billion (or HK$ 24.114 billion). After deducting the issuance expenses of RMB1.476 billion (equivalent to HK$ 1.38 billion), the net proceeds amounted to RMB24.326 billion (or HK$ 22.734 billion). As at the end of the reporting period, a total of RMB18.235 billion was applied in accordance with the use of proceeds as mentioned in the prospectus for the issue of H shares. Of which, RMB 4.5 billion was used by the end of the year 2000 mainly for repayment of loans from third party financial institutions; RMB 13.725 billion was applied during the reporting period; as at the end of 2001, RMB 6.091 billion of the proceeds from the issue H shares remain unused.


In the year of 2001, Sinopec Corp. had applied RMB 13.725 billion of the proceeds from the issue of H shares, all of which was applied in capital expenditure. Of which: approximately RMB 5.28 billion for the exploraton and production of gasoline, mainly in exploration of gasoline and production set up; as to approximately RMB 8.385 billion for the sales of refining segment and refined oil products, mainly in the acquisition of petrol stations and oil storages, as to RMB 1.213 billion for the acquisition of "Wang Dao Oil Storage"; as to RMB 0.1 billion for corporate segment and professional companies, in the establishment of "enterprises resources planning".


The proceeds from the issue of A shares of Sinopec Corp. amounted to RMB
11.816 billion. After deducting the expenses, the net proceeds from the issue of A shares amounted to RMB 11.648 billion. As at the end of the reporting period, RMB 7.766 billion had been applied, as to RMB 6.446 billion for the acquisition of Sinopec National Star, as to RMB 50 million for the initial expenses of Southwestern refined oil products pipeline project, and as to RMB1.27 billion for the working capital of Sinopec Corp.. As at the end of 2001, the remaining RMB 3.882 billion of the proceeds from the issue of A shares were deposited in banks as short-term deposits.


8.       Progress on major joint ventures


         (1) On 24th August, 2001, the Board of Sinopec Corp. approved the oil refining ethylene joint venture project invested by Sinopec Fujian Refinery Co., Ltd., a subsidiary of Sinopec Corp., jointly with ExxonMobil-Sinopec Company Limited and Saudi Aramco. The feasibility report for the project was submitted to the State Development Planning Commission. The joint-venture proportions of Sinopec Fujian Refinery Co., Ltd., ExxonMobil-Sinopec Company Limited and Saudi Aramco are 50%, 25% and 25% respectively.


         (2) On 31st August, 2001, Sinopec Corp. and Sinopec Shanghai Petrochemical Company Limited and bp entered into a joint venture contract for the establishment of a sino-foreign equity joint venture in the PRC. The total project costs of the joint venture would be approximately US$2.704 billion. Details of which were mentioned in the announcement as published by Sinopec Corp. in the China Securities News, Shanghai Securities News and Securities Times in the PRC, and the Hong Kong Economic Times and South China Morning Post in Hong Kong on 3rd September, 2001.


         (3) On 2nd November, 2001, Sinopec Corp., Shell (China) Limited and Shell (China) Private Investment Limited (collectively referred to as "Shell") entered into a joint venture contract for the construction and operation of a gas joint venture project in Yue Yang, Hunan province. The planned total project costs of the joint venture would be US$136 million, with Sinopec Corp. and Shell each holding 50%. The joint venture will construct a gas plant consuming 2,000 tonnes of coal per day. It is expected that the plant will commence operation in 2004.


         (4) Sinopec Corp. and its related companies, BASF AG ("BASF") established a Sino-Deutsche joint venture, Yangzi Petrochemical-BASF Company Limited. A foundation laying ceremony was held in Nanjing, the PRC, on 28th September, 2001. The total project costs of the joint venture in Yangzi Petrochemical-BASF Company Limited would be approximately US$2.99 billion including public construction. A petrochemical production base would be constructed and operated under the project, which mainly comprised of an ethylene plant of 600,000 tonnes per year, including nine sets of equipment. The base will commence commercial operation in 2005.


9.       Status and plan of employee reduction


In order to improve its efficiency and profitability, Sinopec Corp. planned to reduce the number of employees by 100,000 by way of retirement, voluntary retirement and/or reduction in the years 2001 to 2005. Of which, Sinopec Corp. originally planned to reduce 27,000 employees in 2001. However, with reference to the market environment and the business operation of the Company in 2001, Sinopec Corp. considered that it would be necessary to speed up the process of employee reduction plan. The earlier the Company conducts the employee reduction plan, the earlier it will be benefited. Therefore, the Company increased the number of employees to be reduced to 68,000 in 2001 under the reduction plan for 2001, under which the Company paid RMB 2.546 billion for the employee reduction. Personnel expenses and related expenditure saved for each subsequent year will amount to RMB 1.57 billion. On the basis of reasonable allocation of existing human resources and subject to market conditions, and approval by the Board of Directors, Sinopec Corp. plans to reduce 20,000 employees during 2002 by way of retirement, voluntary retirement.


10.      Litigation and arbitration of material importance


There was no litigation and arbitration of material importance to the Company during this year.


11.      The "five-separation"


During the reporting period, Sinopec Corp. and its controlling shareholder implemented separation on personnel, assets, and accounts, as well as independance of entities and businesses, whereby each of which is audited independently, and assumes their own liabilities and risk.


12.      Amendment to the Articles of Association


At the Annual General Meeting 2000 of Sinopec Corp. held on 5th June, 2001, it was approved that Articles 20, 21, and 24 of the Articles of Association of Sinopec Corp. would be amended. Details of the amendment to the Articles were referred to in the announcement published in the Hong Kong Economic Times and South China Morning Post in Hong Kong on 6th June, 2001.


13.      Appointment of directors and senior management


At the second extraordinary general meeting of Sinopec Corp. for 2001 held on 24th August, 2001, Mr. Wang Yi and Mr. Zhang Enzhao were appointed as directors of Sinopec Corp.


By the nomination of the president of Sinopec Corp., Mr. Wang Tianpu was engaged as vice president of Sinopec Corp. at the 10th meeting of the first term of the Board held on 24th August, 2001.


Details about the appointment of directors and senior management were mentioned in the announcement published in China Securities News, Shanghai Securities News and Securities Times in the PRC and Hong Kong Economic Times and South China Morning Post in Hong Kong on 27th August, 2001.


14.      Trusteeship, contract and leashold


During the reporting period Sinopec Corp. did not have any significant trusteeship, contract and lease of other company's assets nor has placed its assets to or under other company's trusteeship, contract or lease which are required to be disclosed.


15.      Trust financial management


A total of RMB 20 million was subject to trust financial management in 2001 for Sinopec Corp. and the trust financial management was carried out by Southern Securities Company Limited and Dapeng Securities Company Limited which were respectively appointed by the subsidiary of Sinopec Corp., Sinopec Zhongyuan Petroleum Company Limited ("Sinopec Zhongynan"). The principal of RMB 200 million under the trust financial management was already recovered in November 2001, on top of which an investment return in the amount of RMB 12 million was gained. This trust financial management was approved at the 7th meeting of the first term of the board of directors of Sinopec Zhangyuan, in full compliance of legal requirements, there was no investment return agreed between the beneficialy and the trustee.


16.      Auditors


At the 2000 Annual General Meeting held on 5th June, 2001, Sinopec Corp. reappointed KPMG Huazhen and KPMG as its domestic and international auditors respectively for the year of 2001. By the authorisation from the general meeting, as approved by the Board, the audit fee for 2001 would be HK$ 60 million.


As a result of historical reasons, the subsidiaries listed in the PRC and overseas appointed different auditors. Please refer the details for the appointment and removal of auditors for each respective subsidiaries were disclosed in the respective annual reports of the subsidiaries. In addition, in accordance with the requirements of regulatory authorities in the PRC, the relevant information relating to Sinopec Zhenhai Refining and Chemical Company Limited ("Zhenhai Refining") and Sinopec Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua"), two subsidiaries of the Company listed in Hong Kong, are separately disclosed below.



Company name              Sinopec Corp.        Sinopec Corp.         Zhenhai Refining       Beijing Yanhua

Appointment of auditors   KPMG Huazhen         KPMG (international)  Arthur Andersen & Co.  Arthur Andersen & Co.
                          (domestic)                                 (International)        (International)

Audit fee for 2001        HK$3 million         HK$57 million         US$ 0.37 million       RMB 3 million (unpaid)
                          (unpaid)             (unpaid)              (unpaid)

Audit fee for 2000        Nil*                 HK$32 million**(paid) US$ 0.37 million(paid) RMB 3 million(paid)

Travelling and            Borne by the firm    Borne by the firm     Borne by the firm      Borne by the firm
accomodation expenses

* There was no audit fee for 2000 as Sinopec Corp. had not issued A shares yet.


** The amount represented the audit fee for the second half of 2000, while the audit fee for the first half of 2000 was included in the issuance expenses for the issue of H shares of Sinopec Corp.


17.      Change of accounting policies


According to the notice (Cai Kui Zi, [2000] No.25) issued by the Ministry of Finance on 29 December, 2000, each joint listed company shall commence executing Enterprise Accounting System in compiling financial statements from 1 January, 2001. Sinopec Corp. adopted the Enterprise Accounting System when compiling the accounts for the year 2000. In respect of the Company's accounts prepared in accordance with the PRC Accounting Rules and Regulations, the accounting policies were the same as those disclosed in the 2000 accounts except for the housing revolving fund.


Details of the change of accounting policy for the housing revolving fund are summarised in the financial statements.


18. New price peg measure for refined oil products with effect from October 2001


The State Development and Planning Commission improved the price peg measure for refined oil products in October 2001. Under the new measure, the State Development and Planning Commission will determine and publish the gasoline price for gasoline and diesel, of which the bases of calculation will be changed from linking to the oil prices of Singapore only to linking to the oil prices of Singapore, Rotterdam and New York on FOB basis. Sinopec Corp. may determine its retail price within the range of 8% of the guidance price. This measure became effective on 17th October, 2001. The new price peg measure for the refined oil products further realized the principles of internationalization and market orientation, expanded the scope of autonomy enjoyed by the enterprises and enhanced the Company's ability to respond to market changes.


19.      Other significant events


During the period under review, neither Sinopec Corp., the Board of Sinopec Corp. and the directors receive any examination from the CSRC, nor was there any administrative penalty and circular of criticism issued by the CSRC, Securities and Futures Commission of Hong Kong and the Securities and Exchange Commission of United States nor any reprimands published by the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited, New York Stock Exchange and London Stock Exchange.

9.       Connected Transactions

         1. Agreements concerning connected transactions entered into between the Company and Sinopec Group Company


         During the process of restructuring prior to its listing overseas, entities under the Company were separated from Sinopec Group, so that the Company may focus on its principal business. The assets and businesses retained in Sinopec Group after the separation still form an integral part of the Company's production process. It would be quite difficult to replace the provision of certain businesses and services by third parties. Certain products and businesses of the Company would be of a similar nature to Sinopec Group Company. Therefore, there have been more connected transactions entered into between the Company and Sinopec Group Company.


         In order to ensure the normal operation of production and businesses for both parties, the Company and Sinopec Group entered into a number of agreements. The connected transactions entered into between subsidiaries of both parties include the following:


                  (1) Agreement for Mutual Provision of Ancillary Services Including Products, Production and Construction services ("Mutual Supply
                           Agreement")


                  (2) Sinopec Group Company provides trademarks and proprietary computer software licence to the Company free of charge.


                  (3) Sinopec Group Company provides cultural, educational, hygiene and community services to the Company.


                  (4) Sinopec Group Company provides leasing of land and certain properties to the Company.


                  (5) Sinopec Group Company provides consolidated insurance to the Company.


                  (6) Sinopec Group Company provides shareholders' loan to the Company.


                  (7) The Company provides agency marketing services on products to Sinopec Group Company.


                  (8) The Company provides petrol stations franchise to Sinopec Group Company.


         2. Waiver in respect of the connected transactions between the Company and Sinopec Group Company granted by the Hong Kong Stock Exchange


         In accordance to the Listing Rules of the Hong Kong Stock Exchange, the above transactions are subject to full disclosure, depending on their nature and the value of consideration, with prior approval from independent shareholders and the Hong Kong Stock Exchange. This is, however, impracticable for the Company, and will increase its costs. Therefore, at the time of listing, the directors applied for waivers from the Hong Kong Stock Exchange from full compliance with the Listing Rules for the transactions mentioned above. The Hong Kong Stock Exchange has granted the waiver, subject to the fulfillment of ongoing disclosure obligations.


         In the extraordinary general meeting of Sinopec held on 24th August, 2001, the On-going Connected Transaction Adjustment Agreement was approved, and the on-going connected transactions were adjusted accordingly. Please refer to the relevant description in section 7 of preliminary prospectus published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times on 22nd June, 2001. The Hong Kong Stock Exchange conditionally agreed to grant the new waivers on continuous disclosure obligations to Sinopec Corp. on 29th June, 2001. The conditions for the waivers on continuous disclosure obligations was the same with that as set out in section 8 of the Letter from the Chairman that was incorporated in the circular to holders of H Shares concerning the connected transactions and on-going connected transactions, and annex 3 to the Notice of Extraordinary General Meeting 2001 of Sinopec Corp. as published in China Securities News, Shanghai Securities News and Securities Times on 10th July, 2001.


         3. The provisions for the waiver on disclosure and approval regulations of connected transaction entered into between Sinopec Corp. and Sinopec Group Company under the Listing Rules of Shanghai Stock Exchange


         In the prospectus for the issue of A shares of Sinopec Corp., the above connected transactions together with agreements and arrangements between the Company and Sinopec Group were fully disclosed. In accordance with the Listing Rules of the Shanghai Stock Exchange, in the event that there is no significant change in the agreements governing the above connected transactions during the period under review, Sinopec Corp. would be exempted from the disclosure and approval regulations for connected transactions under the Listing Rules of the Shanghai Stock Exchange.


         4. Connected transactions entered into by the company during this year


         As reviewed by the independent auditors of Sinopec Corp., the connected transactions entered into by the Company during this year, amounted to an aggregate amount of RMB85.886 billion of which, incoming trade amounted to RMB41.6 billion and outgoing trade amounted to RMB44.286 billion (including outgoing products and services amounted to RMB 37.261 billion, the average month-end amount of deposits and total amount of interest received by Sinopec Corp. was RMB 7.018 billion, agency fee receivable was RMB 7 million), satisfied the conditions of the waiver imposed by the Hong Kong Stock Exchange. In 2001, the products and services provided by Sinopec Corp. (purchase, storage, exploration and production services and production-related services) for the Company amounted to RMB37.101 billion, representing 12.74% of annual operating expenses, with 1.54% increase and was within the cap of 18%; the auxiliary and community services of Sinopec Corp. provided to the Company amounted to RMB2 billion, representing
         0.69 % of operating expenses, with a slight decrease when compared with 0.85% last year and was within the cap of 3%. In 2001, the product sales from the Company to the Sinopec Group amounted to RMB37.261 billion, representing 11.7% of the Company's operating income, and was within the cap of 16%. With regard to the Land Use Right Leasing Agreement, the amount of rent payable by the Company for the year ended 31st December, 2001 was approximately RMB 2.007 billion. With regard to the premium payable according to the SPI Fund Document, the amount payable by the Company per annum will not be less than the amount as stipulated in the SPI Fund Document.


         These connected transactions had been approved by the 19th Meeting of the first term of the Board of Directors of Sinopec Corp..


         The auditors of Sinopec Corp. have confirmed to the Board of Directors in writing that:


                  (a) the transactions have been approved by the Board of Directors;


                  (b) the transactions have been entered into at amounts consistent with the pricing policies as stated in the relevant agreements; and


                  (c) the transactions have been entered into in accordance with the terms of the respective agreements and documents governing the transactions.


         Having reviewed the above relevant transactions, the independent directors of Sinopec Corp. confirmed that:


                  (a) the transaction have been entered into by Sinopc Corp. in the ordinary and usual course of its businesses;


                  (b)    either:


                           I. on normal commercial terms;


                           II. on terms no less favourable than those
                       available from/to independent third parties; or


                           III. where there is no available comparison for
                       the purpose of determining whether (1) or (2) is satisfied, on terms that are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned; and


                  (c) the aggregate value of certain transactions have not exceeded the respective limits.


         5. Other material connected transactions entered into during this year


                  (1) Sinopec Shijiazhuang Refining-Chemical Company Limited ("SSRC"), a subsidiary of the Sinopec Corp., which has an 79.73% interest, entered into an agreement with Sinopec Group Company on 30th October, 2001 for the disposal of 25% of the registered capital of Shijiazhuang Chemical Fibre Company Limited ("Chemical Fibre Company") contributed by SSRC, at a consideration of RMB 266 million. Please refer to the announcement published by Sinopec Corp. in China Securities News, Shanghai Securities News and Securities Times in the PRC and Hong Kong Economic Times and South China Morning Post in Hong Kong on 30th October, 2001.


                  (2) The Extraordinary General Meeting 2001 of Sinopec Corp. was held on 24th August, 2001, whereby the independent shareholders approved the acquisition of the entire interests of Sinopec National Star after its reorganization which was wholly owned by Sinopec Group Company. Please refer to section 2 of in this report "Disclosure of Significant Events" for details of the acquisition of Sinopec National Star.

10       Financial statements

The followings are a summary of the audited consolidated results of the Group for the year ended 31 December 2001, extracted from the audited financial statements of the Group prepared in accordance with the PRC Accounting Rules and Regulations and International Accounting Standards, together with comparative figures of 2000.

(1)      Financial statements prepared under PRC Accounting Rules and
         Regulations

1        Balance sheet



                                                          2001            2000            2001             2000

                                                        The Group       The Group     The Company      The Company

                                                       RMB millions    RMB millions    RMB millions     RMB millions

        Assets

        Current assets

        Cash at bank and in hand                             22,854          41,134          11,825           29,267

        Bills receivable                                      3,542           2,603           1,464            1,191

        Interest receivable                                      16              70              --               45

        Trade accounts receivables                           11,082          12,687           9,461           12,059

        Other receivables                                    19,802          20,105          24,303           17,107

        Advance payments                                      4,021           5,265           2,590            3,947

        Inventories                                          45,448          49,761          27,187           32,234

        Total current assets                                106,765         131,625          76,830           95,850

        Long-term equity investments

        (Including equity investment differences
        of RMB 438 million (2000: RMB 553
        million))                                             8,910           5,235          91,105           79,581

        Fixed assets

        Fixed assets, at cost                               390,533         338,081         181,967          149,968

        Less: Accumulated depreciation                      177,040         152,454          76,204           64,371

                                                            213,493         185,627         105,763           85,597

        Less: Provision for impairment loss on
        fixed assets                                            391             391             391              391

        Net book value of fixed assets                      213,102         185,236         105,372           85,206

        Construction materials                                  774             468             140              114

        Construction in progress                             26,006          16,150          16,481            9,535

        Total fixed assets                                  239,882         201,854         121,993           94,855

        Intangible assets                                     3,977           1,049           3,753              812

        Deferred tax assets                                     760           1,155             337              734

        Total assets                                        360,294         340,918         294,018          271,832

        Liabilities and shareholders' funds

        Current liabilities

        Short-term loans                                     37,915          50,654          26,106           35,818

        Bills payable                                        26,022          11,203          19,291            6,409

        Trade accounts payable                               16,793          19,403          12,727           19,269

        Receipts in advance                                   2,884           2,456           1,444            1,409

        Wages payable                                         1,020             739             320              296

        Staff welfare payable                                   888             599             438              273

        Dividend payable                                      6,936           6,712           6,936            6,712

        Taxes payable                                         3,587           4,093             845            1,247

        Other payables                                        1,035             826             285              226

        Other creditors                                      20,112          23,122          22,819           19,622

        Accrued expenses                                        873             336             613              240

        Current portion of long-term liabilities             11,296           8,010           6,949            4,945

        Total current liabilities                           129,361         128,153          98,773           96,466

        Long-term liabilities

        Long-term loans                                      65,501          65,904          55,555           54,536

        Debentures payable                                    1,500           2,770              --               --

        Housing revolving fund                                   --           (862)              --               --

        Other long-term payables                                806             434             618               37

        Total long-term liabilities                          67,807          68,246          56,173           54,573

        Deferred tax liabilities                                679             427              33               --

        Total liabilities                                   197,847         196,826         154,979          151,039

        Minority interests                                   23,408          23,299              --               --

        Shareholders' funds

        Share capital                                        86,702          83,902          86,702           83,902

        Capital reserve                                      36,297          27,449          36,297           27,449

        Surplus reserve

        (Including statutory public welfare fund
        of RMB3,017 million (2000: RMB1,615
        million))                                             6,034           3,230           6,034            3,230

        Undistributed profits                                10,006           6,212          10,006            6,212

        Total shareholders' funds                           139,039         120,793         139,039          120,793

        Total liabilities and shareholders' funds           360,294         340,918         294,018          271,832

2        Income statement and profit appropriation statement


                                                               2001            2000            2001             2000

                                                          The Group       The Group     The Company      The Company

                                                       RMB millions    RMB millions    RMB millions     RMB millions

        Income from principal operations                    304,347         322,932         218,675          222,337

        Less: Cost of sales                                 236,135         249,234         186,674          190,184

        Sales taxes and surcharges                           11,863          12,101           7,488            7,656

        Profit from principal operations                     56,349          61,597          24,513           24,497

        Add: Profit from other operations                     1,535           1,028             951              675

        Less: Selling expenses                               12,300          11,583           8,635            7,940

        Administrative expenses                              14,369          17,172           8,933           11,651

        Financial expenses                                    3,596           4,843           1,859            2,990

        Exploration expenses, including dry holes             3,775           2,883           2,375            1,568

        Operating profit                                     23,844          26,144           3,662            1,023

        Add: Investment income                                  546             235          19,329           23,431

        Non-operating income                                    769             215             265              137

        Less: Non-operating expenses                          3,508             657           2,353              751

        Profit before taxation                               21,651          25,937          20,903           23,840

        Less: Taxation                                        7,092           7,954           6,885            7,686

        Minority interests                                      541           1,829              --               --

        Net profit                                           14,018          16,154          14,018           16,154

        Add: Undistributed profits at the
                beginning of the year as
                previously reported                           6,212              --           6,212               --

        Less: Write-off debit balance of Housing
                Revolving Fund, net of the amount
                attributable to minority
                interests                                       484              --             484               --

        Undistributed profits at the beginning of
        the year (as restated)                                5,728              --           5,728               --

        Distributable profits                                19,746          16,154          19,746           16,154

        Less: Transfer to statutory surplus
        reserve                                               1,402           1,615           1,402            1,615

        Transfer to statutory public welfare fund             1,402           1,615           1,402            1,615

        Distributable profits to shareholders                16,942          12,924          16,942           12,924

        Less: Dividends                                       6,936           6,712           6,936            6,712

        Undistributed profits                                10,006           6,212          10,006            6,212




3        Cash Flow Statement


                                                                                 2001                      2001

                                                                               The Group               The Company

                                                                              RMB millions              RMB millions

        Cash flows from operating activities

        Cash received from sales of goods and
        rendering of services                                                      457,190                   315,533

        Rentals received                                                               176                        74

        Other cash received relating to operating
        activities                                                                   1,007                       529

        Sub-total of cash inflows                                                  458,373                   316,136

        Cash paid for goods and services                                         (329,375)                 (253,199)

        Cash paid for operating leases                                             (2,832)                   (1,979)

        Cash paid to and on behalf of employees                                   (12,319)                   (6,507)

        Value added tax paid                                                      (14,799)                   (7,570)

        Income tax paid                                                            (6,326)                   (3,096)

        Taxes paid other than value added tax and
        income tax                                                                (12,559)                   (8,163)

        Other cash paid relating to operating
        activities                                                                (20,471)                   (9,495)

        Sub-total of cash outflows                                               (398,681)                 (290,009)

        Net cash inflow from operating activities       (a)                         59,692                    26,127

        Cash flows from investing activities

        Cash received from sales of investments                                        307                       245

        Net cash received from sales of fixed
        assets and intangible assets                                                   374                       247

        Other cash received relating to investing
        activities                                                                  40,257                    49,217

        Sub-total of cash inflows                                                   40,938                    49,709

        Cash paid for acquisition of fixed assets
        and intangible assets                                                     (56,300)                  (31,553)

        Cash paid for purchases of investments                                     (3,779)                  (10,809)

        Net cash paid for acquisition of Sinopec        (b)
        National Star                                                              (6,129)                   (6,129)

        Other cash paid relating to investing
        activities                                                                (18,698)                  (16,960)

        Sub-total of cash outflows                                                (84,906)                  (65,451)

        Net cash outflow from investing activities                                (43,968)                  (15,742)

        Cash flows from financing activities

        Proceeds from issuing shares                                                11,883                    11,883

        Proceeds from contribution from minority
        interests                                                                      287                        --

        Proceeds from borrowings                                                   258,928                   162,254

        Sub-total of cash inflows                                                  271,098                   174,137

        Repayments of borrowings                                                 (272,410)                 (171,719)

        Cash paid for issuing expenses                                               (235)                     (235)

        Cash paid for dividends, distribution of
        profit or interest                                                        (11,769)                  (10,164)

        Dividend paid to minority interests by
        subsidiaries                                                                 (682)                        --

        Sub-total of cash outflows                                               (285,096)                 (182,118)

        Net cash outflow from financing activities                                (13,998)                   (7,981)

        Effect of foreign exchange rate                                                (7)                        --

        Net increase in cash and cash equivalents       (c)                          1,719                     2,404

Notes to the cash flow statement


                                                                                      2001                  2001

                                                                                    The Group           The Company

                                                                                   RMB millions          RMB millions

(a) Reconciliation of net profit to cash flows from operating activities

          Net profit                                                                     14,018                14,018

          Add: Depreciation of fixed assets                                              24,659                10,630

          Amortisation of intangible assets                                                 260                   239

          Net loss on disposal of fixed assets and intangible assets                        107                   178

          Financial expenses                                                              3,596                 1,859

          Investment income                                                               (546)              (19,329)

          Deferred tax credits                                                              647                   430

          Decrease in inventories                                                         4,596                 5,330

          Decrease/(increase) in operating receivables                                    2,144               (2,300)

          Increase in operating payables                                                  9,670                15,072

          Minority interests                                                                541                    --

          Net cash inflow from operating activities                                      59,692                26,127



                                                                     2001

                                                                                                        The Group and
                                                                                                         the Company

                                                                                                         RMB millions

(b)       Acquisition of Sinopec National Star

          Acquisition price                                                                                     6,446

          Less: Cash obtained from acquisition of Sinopec National Star                                           317

          Net cash paid for acquisition of Sinopec National Star                                                6,129

          Cash obtained from acquisition of Sinopec National Star                                                 317

          Assets other than cash obtained from acquisition of Sinopec
          National Star

          Fixed assets and construction in progress                                                             4,861

          Long-term investments                                                                                   501

          Trade accounts receivables                                                                              385

          Inventories                                                                                             283

          Advance payments and other receivables                                                                  833

          Other assets                                                                                            153

                                                                                                                7,333

          Liabilities

          Short-term loans                                                                                        445

          Accrued expenses and other creditors                                                                    868

          Long-term loans                                                                                       2,331

          Other liabilities                                                                                       178

                                                                                                                3,822

          Minority interests                                                                                      228

          Net assets value                                                                                      3,283

          Intangible assets -- Exploration and production right                                                 3,163

          Acquisition price                                                                                     6,446

                                                                                           2001                  2001

                                                                                      The Group           The Company

                                                                                   RMB millions          RMB millions

(c)       Net increase in cash and cash equivalents

          Cash and cash equivalents at the end of the year                               21,023                11,595

          Less: Cash and cash equivalents at the beginning of the year                   19,304                 9,191

          Net increase in cash and cash equivalents                                       1,719                 2,404

4        Principal activities, organisation and basis of preparation


         China Petroleum & Chemical Corporation ("the Company") is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC").


         The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC.


         Pursuant to the notice "Cai Kui Zi [2000] No. 25" issued by the Ministry of Finance ("MOF") on 29 December 2000, all joint stock limited company should adopt the "Enterprise Accounting Rules and Regulations" in the preparation of the accounts effective from 1 January 2001.


         The Group and the Company adopted the "Enterprise Accounting Rules and Regulations" in preparing the 2000 annual accounts.
         Accordingly, the accounting policies have been consistently applied by the Group and, except for the adjustment for the Housing Revolving Fund detailed in Note 5 below, are consistent with those adopted in the 2000 annual accounts.


5        Change in accounting policy


         Pursuant to the notices "Cai Qi [2000] No. 295"and "Cai Kui Zi [2001] No.5" issued by MOF on 6 September 2000 and 7 January 2001, respectively, the debit balance of Housing Revolving Fund at 31 December 2000, net of the amount attributable to minority interests, should be written-off against the undistributed profits brought forward in 2001. The shareholders' funds of the Group and the Company were reduced by RMB 484 million accordingly.


         The effect of the above change in accounting policy is as follows:


                                                                                                        The Group and
                                                                                                         the Company

                                                                                                        RMB millions

        Undistributed profits at 31 December 2000                                                              6,212

        Write-off of debit balance of Housing Revolving Fund,

        net of the amount attributable to minority interests                                                     484

        Undistributed profits at 1 January 2001 (as restated)                                                  5,728

6        Employee reduction expenses


         In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 million during the year ended 31 December 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 million expense included approximately RMB 1,245 million paid to employees that accepted offers to transfer to Sinopec Group Company. As at 31 December 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.

(2)      Financial statements prepared under International Accounting Standards

1        Consolidated income statement
         (Amounts in millions except per share data)


                                                                Note                      2001                  2000

                                                                                           RMB                   RMB

        Turnover and other operating revenues

        Turnover                                                                       304,347               325,340

        Other operating revenues                                                        14,124                 6,236

                                                                                       318,471               331,576

        Operating expenses

        Purchased crude oil, products and operating
        supplies and expenses                                                        (220,313)             (226,533)

        Selling, general and administrative expenses                                  (17,138)              (19,519)

        Depreciation, depletion and amortisation                                      (22,430)              (20,781)

        Exploration expenses, including dry holes                                      (3,775)               (3,030)

        Personnel expenses                                                            (12,889)              (13,264)

        Employee reduction expenses                               3                    (2,546)                    --

        Taxes other than income tax                                                   (11,887)              (12,220)

        Other operating expenses, net                                                    (193)                 (718)

        Total operating expenses                                                     (291,171)             (296,065)

        Operating profit                                                                27,300                35,511

        Finance costs

        Interest expense                                                               (4,706)               (6,663)

        Interest income                                                                  1,183                   861

        Foreign exchange losses                                                          (222)                  (85)

        Foreign exchange gains                                                             593                   951

        Net finance costs                                                              (3,152)               (4,936)

        Investment income                                                                  199                   191

        Share of profits less losses from associates and
        jointly controlled entities                                                        320                   270

        Profit from ordinary activities before taxation                                 24,667                31,036

        Taxation                                                  4                    (8,029)               (9,638)

        Profit from ordinary activities after taxation                                  16,638                21,398

        Minority interests                                                               (613)               (1,814)

        Profit attributable to shareholders                                             16,025                19,584

        Proposed transfer to reserves                             5                    (2,804)               (3,230)

        Basic earnings per share                                  6                       0.19                  0.27

        Dividends                                                 7                      6,712                   579

2        Principal activities, organisation and basis of preparation


         China Petroleum & Chemical Corporation ("the Company") is an oil and energy company that, through its subsidiaries (hereinafter collectively referred to as "the Group"), engages in fully integrated oil and gas and chemical operations in the People's Republic of China ("the PRC").


         The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation of China Petrochemical Corporation ("Sinopec Group Company"), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC.


         Pursuant to the resolution passed at the Extraordinary General Meeting held on 24 August 2001, the Company acquired the entire equity interest of Sinopec National Star Petroleum Company ("Sinopec National Star") from Sinopec Group Company for a consideration of RMB 6.45 billion (hereinafter referred to as the "Acquisition").


         As the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group and the Company for periods prior to the combination have been restated to include the accounts and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group has been treated as an equity transaction.


         The results of operations previously reported by the separate enterprises and the combined amounts for the year ended 31 December 2000 are summarised below.



                                                      The Group without
                                                  Sinopec National Star  Sinopec National Star              Combined

                                                           RMB millions           RMB millions          RMB millions

        Results of operation:

        Operating revenue                                       328,901                  2,675               331,576

        Net income                                               19,004                    580                19,584

        Basic earnings per share (RMB)                             0.26                   0.01                  0.27

3        Employee reduction expenses


         In accordance with the Group's voluntary employee reduction plan, the Group recorded employee reduction expenses of RMB 2,546 million during the year ended 31 December 2001 in respect of the voluntary termination and the transfer to Sinopec Group Company totalling approximately 68,000 employees. The RMB 2,546 million expense included approximately RMB 1,245 million paid to employees that accepted offers to transfer to Sinopec Group Company. As at 31 December 2001, all payments to these employees have been made by the Group. For employees that were transferred to Sinopec Group Company, the employees were entitled to receive termination benefits from Sinopec Group Company to the extent that their employment was subsequently terminated.


4        Taxation


                                                                                   2001                         2000

                                                                           RMB millions                 RMB millions

        Provision for PRC income tax

        - the Group                                                               6,414                        8,994

        - associates and jointly controlled entities                                 23                           21

        Deferred taxation                                                         1,592                          623

                                                                                  8,029                        9,638

         The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the years ended 31 December 2000 and 2001, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.


5        Proposed transfer to reserves


         According to the Company's Articles of Association, the Company is required to transfer 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. During the year ended 31 December 2001, the Company transferred RMB 1,402 million (2000: RMB 1,615 million), being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this reserve.


         According to the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net profit, as determined in accordance with the PRC Accounting Rules and Regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. During the year ended 31 December 2001, the directors authorised the transfer of RMB 1,402 million (2000: RMB 1,615 million) subject to shareholders' approval, being 10% of the current year's net profit determined in accordance with the PRC Accounting Rules and Regulations, to this fund.


6        Basic earnings per share


         The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB 16,025 million (2000: RMB 19,584 million) and the weighted average number of shares of 85,168,192,425 (2000: 71,936,025,585) in issue during the year.
         The weighted average number of shares for the year ended 31 December 2001 reflects the issuance of 2,800,000,000 shares in July 2001 in connection with the Company's public offering of domestically listed ordinary shares in Shanghai Stock Exchange. The weighted average number of shares for the year ended 31 December 2000 reflects the issuance of 15,102,439,000 shares in October 2000 in connection with the Company's initial public offering.


         The amount of diluted earnings per share is not presented as there was no dilutive potential ordinary shares in existence for both years.


7        Dividends


         Dividends attributable to the year


                                                                                      2001                      2000

                                                                              RMB millions              RMB millions

        Final  dividends  proposed after the balance sheet date                      6,936                     6,712
        of RMB 0.08 per share (2000: RMB 0.08 per share)

        Dividends declared and paid during the year                                     --                       579

                                                                                     6,936                     7,291

         Upon the legal establishment of the Company in February 2000, dividends amounting to RMB 579 million were paid.


         Pursuant to a resolution passed at the Directors' meeting on 28 March 2002, a final dividend of RMB 0.08 (2000: RMB 0.08) per share totalling RMB 6,936 million (2000: RMB 6,712 million) was proposed for shareholders' approval at the Annual General Meeting. The dividend has not been provided for in the financial statements for the year ended 31 December 2001.


         Dividends attributable to the previous financial year, approved and paid during the year


                                                                                      2001                      2000

                                                                              RMB millions              RMB millions

        Final dividends in respect of the previous financial year, approved and paid during the year, of RMB 0.08
        per share (2000: RMB Nil per share)                                          6,712                        --

        Dividends declared and paid during the year                                     --                       579

                                                                                     6,712                       579

8        Operating profit before taxation


         Operating profit before taxation after deducting:


                                                                                      2001                      2000

                                                                              RMB millions              RMB millions

        Interest expense incurred                                                    5,692                     7,265

        Less: Interest expense capitalised                                           (986)                     (602)

        Interest expense                                                             4,706                     6,663

        Cost of inventories                                                        249,700                   252,873

        Loss on disposal of property, plant and equipment                               67                       928

9        Segmental reporting


         Reportable information on the Group's business segments is as follows:


                                                                                      2001                      2000

                                                                              RMB millions              RMB millions

        Turnover

        Exploration and production

        External sales                                                              11,095                    12,254

        Inter-segment sales                                                         43,332                    46,213

                                                                                    54,427                    58,467

        Refining

        External sales                                                              49,497                    67,872

        Inter-segment sales                                                        156,782                   162,153

                                                                                   206,279                   230,025

        Marketing and distribution

        External sales                                                             180,610                   174,645

        Inter-segment sales                                                          2,460                       652

                                                                                   183,070                   175,297

        Chemicals

        External sales                                                              48,945                    56,224

        Inter-segment sales                                                          5,626                     3,443

                                                                                    54,571                    59,667

        Corporate and others

        External sales                                                              14,200                    14,345

        Inter-segment sales                                                          8,875                    11,527

                                                                                    23,075                    25,872

        Elimination of inter-segment sales                                       (217,075)                 (223,988)

        Turnover                                                                   304,347                   325,340

        Other operating revenues

        Exploration and production                                                   6,168                     1,441

        Refining                                                                     2,761                     3,070

        Marketing and distribution                                                     201                       326

        Chemicals                                                                    4,361                     1,273

        Corporate and others                                                           633                       126

        Other operating revenues                                                    14,124                     6,236

        Turnover and other operating revenues                                      318,471                   331,576

        Result

                                                                                      2001                      2000

                                                                              RMB millions              RMB millions

        Operating profit

        By segment

        - Exploration and production                                                23,185                    25,411

        - Refining                                                                   2,106                     1,394

        - Marketing and distribution                                                 2,443                     6,358

        - Chemicals                                                                  (758)                     2,437

        - Corporate and others                                                         324                      (89)

        Total operating profit                                                      27,300                    35,511

        Share of profits less losses from investments accounted for under the equity method

        - Exploration and production                                                   258                       229

        - Refining                                                                      10                        33

        - Marketing and distribution                                                    71                        60

        - Chemicals                                                                   (23)                      (64)

        - Corporate and others                                                           4                        12

        Aggregate share of profits less losses from
        investments accounted for under the equity method                              320                       270

        Finance costs

        Interest expense                                                           (4,706)                   (6,663)

        Interest income                                                              1,183                       861

        Foreign exchange losses                                                      (222)                      (85)

        Foreign exchange gains                                                         593                       951

        Net finance costs                                                          (3,152)                   (4,936)

        Investment income                                                              199                       191

        Profit from ordinary activities and before taxation                         24,667                    31,036

        Taxation                                                                   (8,029)                   (9,638)

        Profit after ordinary activities after taxation                             16,638                    21,398

        Minority interests                                                           (613)                   (1,814)

        Profit attributable to shareholders                                         16,025                    19,584

         In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

(3) Differences between financial statements prepared under the PRC Accounting Rules and Regulations and IAS

         Other than the differences in the classifications of certain items in the financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial statements prepared under the PRC Accounting Rules and Regulations and IAS. The major differences are:


         (i)      Depreciation of oil and gas properties


                  Under the PRC Accounting Rules and Regulations, oil and gas properties are depreciated on a straight-line basis. Under IAS, oil and gas properties are depreciated on the unit of production method.


         (ii)     Capitalisation of general borrowing costs


                  Under the PRC Accounting Rules and Regulations, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under IAS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. The deferred tax effect of the above is recognised in the IAS financial statements.


         (iii)    Acquisition of Sinopec National Star


                  Under the PRC Accounting Rules and Regulations, the Acquisition is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.


                  Under IAS, as the Group and Sinopec National Star are under the common control of Sinopec Group Company, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial statements of the Group for periods prior to the combination have been restated to include the financial statements and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Group has been treated as an equity transaction.


         (iv)     Allocation of staff quarters


                  Under the PRC Accounting Rules and Regulations, the amount of such rights written off is to be carried forward in a Housing Revolving Fund pursuant to the notice "Cai Kui Zi (1995) No. 14" issued by the Ministry of Finance ("MOF") on 3 March 1995. The deferred tax effects of the above were recognised in the IAS financial statement. Pursuant to the notices "Cai Qi (2000) No. 295" and "Cai Kui Zi (2001) No.5" issued by MOF on 6 September 2000 and 7 January 2001 respectively, the balance of Housing Revolving Fund as at 31 December 2000 net of the amount attributable to minority interest, was offset against the opening balance of retained earnings at 1 January 2001. Under IAS, the building use rights of staff dormitories are considered to be of no value and written off to the income statement once the employees have acquired the legal titles.


         (v)      Impairment losses of long-lived assets


                  Under the PRC Accounting Rules and Regulations and IAS, provisions for impairment losses are recognised when the carrying value of long-lived assets exceeds the higher of their net selling price and the value in use. Value in use involves discounting the estimated future cash flows of the assets. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Rules and Regulations are different from the amounts recorded under IAS.


         (vi)     Dividends


                  Under the PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IAS, dividends are recognised as liability at its declaration date.


                  Effects of major differences between the PRC Accounting Rules and Regulations and IAS on net income are analysed as follows:



                                                                 Reference in
                                                                  note above                 2001               2000

                                                                                     RMB millions       RMB millions

                 Net income under the PRC Accounting Rules and
                 Regulations                                                               14,018             16,154

                 Adjustments:

                 Depreciation of oil and gas properties              (i)                    2,429              4,372

                 Capitalisation of general borrowing costs           (ii)                     398                 --

                 Acquisition of Sinopec National Star               (iii)                     117                580

                 Impairment losses on long-lived assets              (v)                       --              (113)

                 Effects of the above adjustments on taxation                               (937)            (1,409)

                 Net income under the IAS (Note)                                           16,025             19,584

                 Effects of major differences between the PRC Accounting
                 Rules and Regulations and IAS on shareholders' funds are analysed as follows:

                                                                 Reference in
                                                                  note above                 2001               2000

                                                                                     RMB millions       RMB millions

                 Shareholders' fund under the PRC Accounting
                 Rules and Regulations                                                    139,039            120,793

                 Adjustments:

                 Depreciation of oil and gas properties              (i)                    6,801              4,372

                 Capitalisation of general borrowing costs           (ii)                     398                 --

                 Acquisition of Sinopec National Star               (iii)                 (3,046)              3,283

                 Allocation of staff quarters                        (iv)                      --              (545)

                 Impairment losses on long-lived assets              (v)                    (113)              (113)

                 Dividends                                           (vi)                   6,936              6,712

                 Effects of the above adjustments on taxation                             (2,346)            (1,348)

                 Shareholders' fund under IAS (Note)                                      147,669            133,154

         (Note) The above figure is extracted from the financial statements prepared under IAS have been audited by KPMG.




(4)      Supplemental information for North American shareholders

         The Group's accounting policies conform with IAS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Differences which have a significant effect on profit attributable to shareholders and shareholders' funds are set out below.


         (i)      Foreign exchange gains and losses


                  In accordance with IAS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. Under US GAAP, all foreign exchange gains and losses on foreign currency debts are included in current earnings.


         (ii)     Capitalisation of property, plant and equipment


                  In years prior to those presented herein, certain adjustments arose between IAS and US GAAP with regard to the capitalisation of interest and pre-production results under IAS, that were reversed and expensed under US GAAP. For the years presented herein, there were no adjustments related to the capitalisation of interest and pre-production results. Accordingly, the US GAAP adjustments represent the amortisation effect of such originating adjustments described above.


         (iii)    Revaluation of property, plant and equipment


                  As required by the relevant PRC regulations with respect to the Reorganisation, the property, plant and equipment of the Group were revalued at 30 September 1999. In addition, the property, plant and equipment of Sinopec National Star were revalued at 31 December 2000 in connection with the Acquisition. Under IAS, such revaluations result in an increase in shareholders' funds with respect to the increase in carrying amount of certain property, plant and equipment above their historical bases.


                  Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation surplus, a deferred tax asset related to the reversal of the revaluation surplus is created under US GAAP with a corresponding increase in shareholders' funds.


                  In addition, under IAS, on disposal of a revalued asset, the related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset's historical carrying amount and included in current earnings.


         (iv)     Impairment of long-lived assets


                  Under IAS, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.


                  Under US GAAP, determination of the recoverability of a long-lived asset is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognised. Measurement of an impairment loss for a long-lived asset is based on the fair value of the asset.


                  In addition, under IAS, a subsequent increase in the recoverable amount of an asset is reversed to the consolidated income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.


                  For the year ended 31 December 2001, the US GAAP adjustment represents the effect of reversing the recovery of previous impairment charges recorded under IAS.


         (v)      Employee reduction expenses


                  As described in note to the financial statements, certain employees of the Group were transferred to Sinopec Group Company. During the year ended 31 December 2001, Sinopec Group Company paid RMB 2,885 million to employees that transferred to Sinopec Group Company and were subsequently terminated. Under IAS, the payment made to these employees by Sinopec Group Company is not recorded in current earnings. Under US GAAP, with reference to Interpretation No. 1 to Accounting Principles Board Opinion ("APB") No. 25, such payment made by Sinopec Group Company is charged to current earnings with a corresponding increase in shareholders' funds.


         (vi)     Capitalised interest on investments in associates


                  Under IAS, investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under US GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.


                  The effect on profit attributable to shareholders of significant differences between IAS and US GAAP is as follows:



                                                  Reference in
                                                   note above                2001             2001              2000

                                                                     US$ millions     RMB millions      RMB millions

                 Profit attributable to
                 shareholders under IAS                                     1,936           16,025            19,584

                 US GAAP adjustments:

                 Foreign exchange gains and
                 losses                                (i)                      9               76                76

                 Capitalisation of property,
                 plant and equipment                  (ii)                      1               12                12

                 Depreciation on revalued
                 property, plant and equipment        (iii)                   507            4,196             3,994

                 Disposal of property, plant and
                 equipment                            (iii)                    28              232               199

                 Reversal of impairment of
                 long-lived assets, net of
                 depreciation effect                  (iv)                      7               59             (808)

                 Employee reduction expenses           (v)                  (349)          (2,885)                --

                 Capitalised interest on
                 investments in associates            (vi)                      9               70                --

                 Deferred tax effects of US GAAP
                 adjustments                                                 (56)            (470)           (1,046)

                 Profit attributable to
                 shareholders under US GAAP                                 2,092           17,315            22,011

                 Basic and diluted earnings per
                 share under US GAAP                                      US$0.02         RMB 0.20          RMB 0.31

                 Basic and diluted earnings per
                 ADS under US GAAP*                                       US$2.46        RMB 20.33         RMB 30.60

                  * Basic and diluted earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares.


                  The effect on shareholders' funds of significant differences between IAS and US GAAP is as follows:


                                                  Reference in
                                                   note above                2001              2001             2000

                                                                     US$ millions      RMB millions     RMB millions

                 Shareholders' funds under IAS                             17,842           147,669          133,154

                 US GAAP adjustments:

                 Foreign exchange gains and
                 losses                                (i)                   (61)             (504)            (580)

                 Capitalisation of property,
                 plant and equipment                  (ii)                    (4)              (36)             (48)

                 Revaluation of property, plant
                 and equipment                        (iii)               (2,880)          (23,837)         (28,265)

                 Deferred tax adjustments on
                 revaluations                         (iii)                   883             7,309            8,671

                 Reversal of impairment of
                 long-lived assets                    (iv)                   (81)             (667)            (726)

                 Capitalised interest on
                 investments in associates            (vi)                      9                70               --

                 Deferred tax effects of US GAAP
                 adjustments                                                   44               367              427

                 Shareholders' funds under US
                 GAAP                                                      15,752           130,371          112,633

11.      PURCHASE, SALE OR REDEMPTION OF SHARES

         For the year ended 31st December, 2001, neither Sinopec Corp. nor any of its subsidiaries purchased, sold or redeemed any of the securities of Sinopec Corp.

12.      THE CODE OF BEST PRACTICE

         During the reporting period, the directors of Sinopec Corp. complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

13.      INSPECTION OF DOCUMENTS

         Sinopec Corp. will file its Form 20-F with the United States Securities and Exchange Commission on or before 30 June, 2002. Copies of the 2001 annual reports will be available at:


         The PRC: China Petroleum & Chemical Corporation
                      A6 Huixindong Street
                      Chaoyang District
                      Beijing
                      PRC


         The US: Citibank, N.A.
                    111 Wall Street
                    New York NY10005
                    United States of America


         The UK: Citibank, N.A.
                    Cottons Centre
                    Hays Lane
                    London SE1 2QT


A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.


                                                By Order of the Board
                                                           Li Yizhong
                                                             Chairman
                                   Beijing, the PRC, 28th March, 2002